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INDEX TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 8, 2007

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Forest Oil Corporation
(Exact name of registrant as specified in its charter)

New York	1311	25-0484900
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

707 17th Street, Suite 3600
Denver, Colorado 80202
(303) 812-1400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Cyrus D. Marter IV
Vice President—General Counsel and Secretary
Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202
(303) 812-1400
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:
Alan P. Baden Shelley A. Barber Scott N. Wulfe Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000	Carolyn M. Campbell Senior Vice President and General Counsel The Houston Exploration Company 1100 Louisiana Street, Suite 2000 Houston, Texas 77002 (713) 830-6800	Christine B. LaFollette Mark Zvonkovic Jennifer De la Rosa Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street, 44th Floor Houston, Texas 77002 (713) 220-5800

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effectiveness of this registration statement and the satisfaction or waiver of all other conditions to the merger described herein.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(2)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(3)	Amount of registration fee

Common stock, par value $0.10 per share	25,057,407	$32.65	$818,124,339	$87,540

(1)
This registration statement also covers the associated preferred stock purchase rights (the "Rights") issued pursuant to the Amended and Restated Rights Agreement dated as of October 17, 2003, between the registrant and Mellon Investor Services, LLC, as rights agent. Until the occurrence of certain events, the Rights will not be exercisable for or evidenced separately from the shares of common stock of the registrant.

(2)
Represents the maximum number of shares of the common stock of the registrant that may be issued to former stockholders of The Houston Exploration Company ("Houston Exploration") pursuant to the merger described herein, giving effect to the exercise of outstanding options to acquire Houston Exploration common stock.

(3)
Pursuant to Rules 457(c) and 457(f) of the Securities Act of 1933, as amended, and estimated solely for purposes of calculating the registration fee, the proposed maximum aggregate offering price is based on the average of the high and low sales prices of Forest common stock, as reported on the New York Stock Exchange on February 2, 2007, and computed based on the estimated maximum number of shares that may be exchanged for the common stock of the registrant being registered, including shares issuable upon the exercise of outstanding options to acquire Houston Exploration common stock.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Forest Oil Corporation may not distribute or issue the shares of Forest Oil Corporation common stock being registered pursuant to this registration statement until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to distribute these securities and Forest Oil Corporation is not soliciting offers to receive these securities in any state where such offer or distribution is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2007

        To the Shareholders of Forest Oil Corporation and the Stockholders of The Houston Exploration Company:

        The boards of directors of Forest Oil Corporation and The Houston Exploration Company have each approved an agreement and plan of merger pursuant to which Houston Exploration will merge with and into Forest. Pursuant to the merger agreement, Forest will issue to Houston Exploration's stockholders approximately 23.6 million shares of Forest common stock and will pay to Houston Exploration's stockholders approximately $740 million in cash (based on the number of outstanding shares of Houston Exploration common stock on January 4, 2007). Because the value of the per share merger consideration is determined in part based on the average of the closing prices of shares of Forest common stock on the New York Stock Exchange during a trading period that ends just prior to the effective time of the merger, the actual amount of cash or number of shares of Forest common stock that each Houston Exploration stockholder will be entitled to receive for each share of Houston Exploration common stock cannot be determined until the effective time of the merger and will not be known at the time of the special meeting of Houston Exploration stockholders to vote upon the merger agreement. The formula that will determine the amount of per share merger consideration that Houston Exploration stockholders will be entitled to receive is described on pages 93 and 94 of this joint proxy statement/prospectus. The tables on pages 4 and 96 of this joint proxy statement/prospectus give calculations of the merger consideration that Houston Exploration stockholders will be entitled to receive over a hypothetical range of average Forest common stock values.

        Forest will hold a special meeting of its shareholders and Houston Exploration will hold a special meeting of its stockholders in connection with the proposed merger. At the Forest special meeting, Forest shareholders will be asked to consider a proposal to approve the issuance of additional shares of Forest common stock in the merger. Forest shareholders will also be asked to approve the adoption of Forest's 2007 Stock Incentive Plan. At the Houston Exploration special meeting, Houston Exploration stockholders will be asked to adopt the agreement and plan of merger, dated as of January 7, 2007, among Forest, its wholly owned subsidiary, MJCO Corporation, a Delaware corporation, and Houston Exploration, which agreement is referred to as the merger agreement. In the merger, MJCO Corporation will merge with and into Houston Exploration, with Houston Exploration surviving the merger as a wholly owned subsidiary of Forest. Immediately thereafter, Houston Exploration will merge with and into Forest, with Forest surviving the merger and continuing its corporate existence.

        Houston Exploration stockholders may elect to receive either cash or shares of Forest common stock or a combination of cash and shares of Forest common stock for each share of Houston Exploration common stock they hold, subject in each case to proration as set forth in the merger agreement and as described in this joint proxy statement/prospectus. Regardless of whether Houston Exploration stockholders elect to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock, or make no election, the merger agreement contains provisions designed to cause the value of the per share consideration they receive to be substantially equivalent.

        Shares of Forest common stock trade on the New York Stock Exchange under the symbol "FST." We estimate that immediately after the effective time of the merger, former Houston Exploration stockholders will hold shares of Forest common stock representing approximately 27% of the then-outstanding diluted shares of Forest common stock (based on the number of outstanding shares of Houston Exploration common stock on January 4, 2007).

        The merger cannot be completed unless (i) Forest shareholders approve the issuance of additional shares of Forest common stock in the merger by the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of Forest common stock are present and voting and (ii) Houston Exploration stockholders adopt the merger agreement by the affirmative vote of the holders of at least a majority of the shares of Houston Exploration common stock outstanding on            , 2007, the record date for the Houston Exploration special meeting.

        The Forest board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that Forest shareholders vote FOR the proposal to issue additional shares of Forest common stock in the merger. The Houston Exploration board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that Houston Exploration stockholders vote FOR the proposal to adopt the merger agreement, which is described in detail in this joint proxy statement/prospectus.

        In considering the recommendation of the Houston Exploration board of directors, stockholders of Houston Exploration should be aware that members of the board of directors and executive officers of Houston Exploration have agreements and arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Houston Exploration stockholders generally. See "The Merger—Interests of the Directors and Executive Officers of Houston Exploration in the Merger."

        The board of directors of Forest has also adopted the Forest Oil Corporation 2007 Stock Incentive Plan, subject to approval by the shareholders of Forest. As of January 31, 2007, a total of 664,757 shares remained available for issuance under the Forest 2001 Stock Incentive Plan. The Forest board of directors believes that the adoption of the Forest 2007 Stock Incentive Plan is necessary to provide additional incentives and reward opportunities to its employees and to ensure that Forest has a sufficient number of shares available under its stock incentive plans to issue stock options to certain Houston Exploration employees as provided in the merger agreement. In the merger agreement, Forest has agreed that, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. If the Forest 2007 Stock Incentive Plan is not approved by the Forest shareholders, Forest is obligated under the merger agreement to issue the stock options described in the preceding sentence under the New York Stock Exchange's "new hire exception" rule.

        The Forest board of directors has unanimously adopted the Forest 2007 Stock Incentive Plan and unanimously recommends that Forest shareholders vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan.

        The accompanying joint proxy statement/prospectus contains detailed information about the merger, the merger agreement and the special meetings and also contains information with respect to the approval of the adoption of the Forest 2007 Stock Incentive Plan. This document is also a prospectus for the additional shares of Forest common stock that will be issued pursuant to the merger. We encourage Forest shareholders and Houston Exploration stockholders to read this joint proxy statement/prospectus carefully and in its entirety before voting, including the section entitled "Risk Factors" beginning on page 27.

        Your vote is very important.    Whether or not you plan to attend the Forest special meeting or the Houston Exploration special meeting, please take the time to submit your proxy by completing and mailing the enclosed proxy card or, if the option is available to you, in the case of Forest shareholders only, by granting your proxy electronically over the Internet or by telephone. If your shares of Forest common stock or Houston Exploration common stock are held in "street name," you must instruct your broker how to vote such shares.

[insert signature]	[insert signature]
H. Craig Clark President and Chief Executive Officer Forest Oil Corporation	William G. Hargett Chairman, Chief Executive Officer and President The Houston Exploration Company

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or has passed upon the adequacy or accuracy of the disclosure in this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

        This joint proxy statement/prospectus is dated                        , 2007, and is first being mailed to Forest shareholders and Houston Exploration stockholders on or about                        , 2007.

Forest Oil Corporation
707 17th Street, Suite 3600
Denver, Colorado 80202

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON                        , 2007

To the Shareholders of Forest Oil Corporation:

        We will hold a special meeting of shareholders of Forest Oil Corporation on            , 2007 at             a.m., Denver time, at                        , for the following purposes:

  1.
  to consider and vote on the proposal to approve the issuance of additional shares of Forest common stock pursuant to the Agreement and Plan of Merger, dated as of January 7, 2007 (which we refer to as the merger agreement), by and among Forest, MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Forest, and The Houston Exploration Company, as the agreement may be amended from time to time;

  2.
  to consider and vote upon the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan; and

  3.
  to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only Forest shareholders of record at the close of business on            , 2007, the record date for the Forest special meeting, are entitled to notice of, and to vote at, the Forest special meeting and any adjournments or postponements of the Forest special meeting.

        The Forest board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote FOR the proposal to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement, which is described in detail in this joint proxy statement/prospectus.

        The Forest board of directors has unanimously adopted the Forest 2007 Stock Incentive Plan and unanimously recommends that you vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan, which is described in detail in this joint proxy statement/prospectus.

YOUR VOTE IS IMPORTANT

        Whether or not you plan to attend the meeting, please submit a proxy as soon as possible.    To submit a proxy, call the toll-free telephone number listed on your proxy card, use the internet as described on the enclosed proxy card, or complete, sign, date and mail your proxy card. Submitting a proxy will assure that your vote is counted at the meeting if you do not attend in person. If your shares of Forest common stock are held in "street name" by your broker or other nominee, only that holder can vote your shares of Forest common stock and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares of Forest common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors of Forest Oil Corporation,
[insert signature]
Cyrus D. Marter IV Vice President—General Counsel and Secretary Denver, Colorado, , 2007

The Houston Exploration Company
1100 Louisiana Street, Suite 2000
Houston, Texas 77002

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                        , 2007

To the Stockholders of The Houston Exploration Company:

        We will hold a special meeting of stockholders of Houston Exploration on            , 2007 at             a.m., Houston time, at                        , for the following purposes:

  1.
  to consider and vote on the proposal to adopt the Agreement and Plan of Merger, dated as of January 7, 2007 (which we refer to as the merger agreement), by and among Forest Oil Corporation, MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Forest, and Houston Exploration, as the agreement may be amended from time to time; and

  2.
  to transact any other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

        Only Houston Exploration stockholders of record at the close of business on            , 2007, the record date for the Houston Exploration special meeting, are entitled to notice of, and to vote at, the Houston Exploration special meeting and any adjournments or postponements of the Houston Exploration special meeting.

        The Houston Exploration board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement and unanimously recommends that you vote FOR the proposal to adopt the merger agreement, which is described in detail in this joint proxy statement/prospectus.

        In considering the recommendation of the Houston Exploration board of directors, stockholders of Houston Exploration should be aware that members of the board of directors and executive officers of Houston Exploration have agreements and arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Houston Exploration stockholders. See "The Merger—Interests of the Directors and Executive Officers of Houston Exploration in the Merger."

YOUR VOTE IS IMPORTANT

        Whether or not you plan to attend the meeting, please submit a proxy as soon as possible.    To submit a proxy, complete, sign, date and mail your proxy card. Submitting a proxy will assure that your vote is counted at the meeting if you do not attend in person. If your shares of Houston Exploration common stock are held in "street name" by your broker or other nominee, only that holder can vote your shares of Houston Exploration common stock and the vote cannot be cast unless you provide instructions to your broker. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares of Houston Exploration common stock. You may revoke your proxy at any time before it is voted. Please review the joint proxy statement/prospectus accompanying this notice for more complete information regarding the merger and the special meeting.

By Order of the Board of Directors of The Houston Exploration Company,
[insert signature]
Carolyn M. Campbell Senior Vice President and General Counsel Houston, Texas, , 2007

ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates by reference important business and financial information about Forest and Houston Exploration from documents that are not included or delivered with this joint proxy statement/prospectus. See "Where You Can Find More Information; Incorporation by Reference" beginning on page 150.

        Documents incorporated by reference are available to Forest shareholders and Houston Exploration stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain any of these documents by requesting them in writing or by telephone from the appropriate company.

Forest Oil Corporation 707 17th Street, Suite 3600 Denver, Colorado 80202 Attention: Investor Relations Telephone number: (303) 812-1400 www.forestoil.com	The Houston Exploration Company 1100 Louisiana Street, Suite 2000 Houston, Texas 77002 Attention: Investor Relations Telephone number: (713) 830-6800 www.houstonexploration.com

        In order for you to receive timely delivery of the documents in advance of the applicable special meeting, Forest or Houston Exploration, as applicable, should receive your request by no later than            , 2007.

ABOUT THIS DOCUMENT

        This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission, which is referred to as the SEC, by Forest (File No. 333-            ), constitutes a prospectus of Forest under Section 5 of the U.S. Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the additional shares of Forest common stock to be issued to Houston Exploration stockholders in the merger pursuant to the merger agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act, with respect to the special meeting of Forest shareholders, at which Forest shareholders will be asked to consider and vote upon a proposal to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and a proposal to vote to approve the adoption of the Forest 2007 Stock Incentive Plan, and with respect to the special meeting of Houston Exploration stockholders, at which Houston Exploration stockholders will be asked to consider and vote upon a proposal to adopt the merger agreement.

QUESTIONS AND ANSWERS ABOUT THE MERGER
SUMMARY
The Companies
The Merger
Merger Consideration
Election of Merger Consideration
Completion and Delivery of the Election Form
Treatment of Stock Options, Restricted Stock and Restricted Stock Unit Awards
Recommendation of Forest Board of Directors
Recommendation of Houston Exploration Board of Directors
Shareholders and Stockholders Entitled to Vote; Vote Required
Opinions of Financial Advisors
Directors and Executive Officers of Forest After the Merger
Executive Offices of Forest After the Merger
Ownership of Forest After the Merger
Share Ownership of Directors and Officers of Houston Exploration
Interests of Directors and Executive Officers of Houston Exploration in the Merger
Voting Agreement and Standstill Agreement
Listing of Shares of Forest Common Stock; Delisting and Deregistration of Shares of Houston Exploration Common Stock
Appraisal Rights in the Merger
Conditions to the Completion of the Merger
Regulatory Approvals Required for the Merger
No Solicitation
Termination of the Merger Agreement
Termination Fees
Certain Material U.S. Federal Income Tax Consequences of the Merger
Accounting Treatment
Payment of Dividends
Financing of the Merger
Comparison of Rights of Houston Exploration Stockholders and Forest Shareholders
Adoption of the Forest 2007 Stock Incentive Plan
SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION OF FOREST
SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION OF HOUSTON EXPLORATION
SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
UNAUDITED COMPARATIVE PER SHARE DATA
COMPARATIVE FOREST AND HOUSTON EXPLORATION MARKET PRICE DATA AND DIVIDEND INFORMATION
RISK FACTORS
Risk Factors Relating to the Merger
Risk Factors Relating to Forest Following the Merger
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

i

THE FOREST SPECIAL MEETING
Date, Time, Place and Purpose of the Forest Special Meeting
Who Can Vote at the Forest Special Meeting
Vote Required for Approval; Quorum
Adjournments
Manner of Voting
Revoking a Proxy
Shares Held in "Street Name"
Tabulation of the Votes
Solicitation
THE HOUSTON EXPLORATION SPECIAL MEETING
Date, Time, Place and Purpose of the Houston Exploration Special Meeting
Who Can Vote at the Houston Exploration Special Meeting
Vote Required for Approval; Quorum
Adjournments
Manner of Voting
Revoking a Proxy
Shares Held in "Street Name"
Tabulation of the Votes
Solicitation
THE MERGER
General
Background of the Merger
Recommendation of the Forest Board of Directors and Its Reasons for the Merger
Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger
Opinion of Forest's Financial Advisor
Opinion of Houston Exploration's Financial Advisor
Interests of the Directors and Executive Officers of Houston Exploration in the Merger
Voting Agreement
Standstill Agreement
Conditions to the Consummation of the Merger
Certain Material U.S. Federal Income Tax Consequences
Accounting Treatment
Listing of Forest Common Stock
Delisting and Deregistration of Houston Exploration Common Stock
Restrictions on Sales of Shares of Forest Common Stock Received in the Merger
THE MERGER AGREEMENT
Structure of the Merger
Effective Time of the Merger
Merger Consideration
Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration
Representations and Warranties
Conditions to the Completion of the Merger
Conduct of Business Pending the Merger
Covenants
Termination of the Merger Agreement

APPRAISAL RIGHTS
Filing Written Demand
Notice by the Surviving Corporation
Filing a Petition for Appraisal
Determination of Fair Value
FINANCING OF THE MERGER
COMPARISON OF RIGHTS OF HOUSTON EXPLORATION STOCKHOLDERS AND FOREST SHAREHOLDERS
Authorized Capital
Number and Election of Directors
Removal of Directors
Filling Vacancies on the Board of Directors
Shareholder and Stockholder Meetings and Provisions for Notices; Proxies
Voting by Shareholders and Stockholders
Stockholder Action Without a Meeting
Amendment of Certificate of Incorporation
Amendment of Bylaws
PROPOSAL TO APPROVE THE ADOPTION OF THE FOREST 2007 STOCK INCENTIVE PLAN
Number of Shares Subject to the Forest 2007 Stock Incentive Plan and Award Limits
Eligibility and Participation in the Forest 2007 Stock Incentive Plan
Administration
Term of Forest 2007 Stock Incentive Plan
Stock Options
Restricted Stock
Performance Awards
Phantom Stock Awards
Corporate Change and Other Adjustments
Amendments
U.S. Federal Income Tax Aspects of the Forest 2007 Stock Incentive Plan
Inapplicability of ERISA
STOCKHOLDER PROPOSALS
Forest 2007 Annual Shareholder Meeting and Shareholder Proposals
Houston Exploration 2007 Annual Stockholder Meeting and Stockholder Proposals
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
GLOSSARY OF OIL AND GAS TERMS
INDEX TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
ANNEXES
Annex A—Agreement and Plan of Merger
Annex B—Opinion of Credit Suisse Securities (USA) LLC
Annex C—Opinion of Lehman Brothers Inc.
Annex D—Section 262 of the General Corporation Law of the State of Delaware
Annex E—Forest Oil Corporation 2007 Stock Incentive Plan

QUESTIONS AND ANSWERS ABOUT THE MERGER

        The following are some questions that Forest shareholders and Houston Exploration stockholders may have regarding the proposed merger and the proposals being considered at the Forest and Houston Exploration special meetings and brief answers to those questions. Forest and Houston Exploration urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you. Additional important information is also contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. Unless stated otherwise, all references in this joint proxy statement/prospectus to Forest are to Forest Oil Corporation, a New York corporation; all references to Houston Exploration are to The Houston Exploration Company, a Delaware corporation; all references to Merger Sub are to MJCO Corporation, a Delaware corporation and a wholly owned subsidiary of Forest; and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of January 7, 2007, by and among Forest, Merger Sub and Houston Exploration, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. For an explanation of oil and gas abbreviations and terms used in this joint proxy statement/prospectus, see "Glossary of Oil and Gas Terms" beginning on page 153.

Q:
What is the proposed transaction?

A:
Forest and Houston Exploration have entered into a merger agreement, pursuant to which Merger Sub will merge with and into Houston Exploration, with Houston Exploration surviving the merger as a wholly owned subsidiary of Forest, and immediately thereafter, Houston Exploration will merge with and into Forest, with Forest surviving the merger and continuing its corporate existence (together, these transactions are referred to herein as the merger).

Q:
Why are Forest and Houston Exploration proposing the merger?

A:
The boards of directors of Forest and Houston Exploration believe that the merger will position the combined company as one of the top independent onshore North American exploration and production companies with a highly concentrated and complementary set of oil and natural gas assets focused in four attractive onshore basins (East Texas, the Texas Panhandle, the Permian Basin and South Texas) and with synergies in field operations and the processing and marketing of gas. The boards of directors of Forest and Houston Exploration also believe that the merger should be accretive to Forest's shareholders, including those who owned shares of Houston Exploration prior to the merger and will receive Forest common stock in the merger, during 2007 and 2008 with respect to per share cash flow, reserves and production. To review the reasons for the merger in greater detail, see "The Merger—Recommendation of the Forest Board of Directors and Its Reasons for the Merger," and "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger."

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
Forest shareholders are being asked to approve (1) the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and (2) the adoption of the Forest Oil Corporation 2007 Stock Incentive Plan, which is referred to herein as the Forest 2007 Stock Incentive Plan. Under the New York Business Corporation Law and the rules of the New York Stock Exchange, referred to as the NYSE, which govern Forest, approval of the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and the adoption of the Forest 2007 Stock Incentive Plan requires the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of Forest common stock are present and voting. If a Forest shareholder attends but fails to vote, or if a Forest shareholder abstains, that will be considered in determining the presence of a quorum, but will not constitute a vote cast and, accordingly, will have no effect on the outcome of the vote. A broker will not be able to vote shares of Forest common stock held in "street name" unless the beneficial owner of those shares instructs such broker how to vote. The approval by Forest shareholders of the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement is a condition to the completion of the merger.

Houston Exploration stockholders are being asked to adopt the merger agreement. Under the General Corporation Law of the State of Delaware, which governs Houston Exploration, adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Houston Exploration common stock entitled to vote. Accordingly, if a Houston Exploration stockholder fails to vote, or if a Houston Exploration stockholder abstains, that will have the same effect as a vote against adoption of the merger agreement. A broker will not be able to vote shares of Houston Exploration common stock held in "street name" unless the beneficial owner of those shares instructs such broker how to vote. Adoption of the merger agreement by Houston Exploration stockholders is a condition to the completion of the merger.

This joint proxy statement/prospectus contains important information about the proposed merger, the merger agreement and the special meetings, all of which you should read carefully before voting. The enclosed voting materials allow you to cause your shares of Forest common stock or Houston Exploration common stock to be voted without attending the Forest special meeting or the Houston Exploration special meeting, as applicable, in person.

Your vote is very important. You are encouraged to submit a proxy as soon as possible.

Q:
What is the amount of cash and/or the number of shares of Forest common stock that Houston Exploration stockholders will be entitled to receive for their shares of Houston Exploration common stock?

A:
Based on the number of outstanding shares of Houston Exploration common stock on January 4, 2007, Forest will issue approximately 23.6 million shares of Forest common stock in the merger, representing approximately 37.5% of the shares of Forest common stock outstanding immediately prior to the merger, and will pay approximately $740 million in cash to Houston Exploration stockholders in the merger pursuant to the merger agreement, subject in each case to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement upon the exercise of outstanding Houston Exploration options or otherwise.

Under the merger agreement, the actual amount of cash or number of shares of Forest common stock that each Houston Exploration stockholder will be entitled to receive for each share of Houston Exploration common stock they hold cannot be determined until the effective time of the merger. Those amounts will be determined based on a formula set forth in the merger agreement and described in this joint proxy statement/prospectus. The per share consideration will be equal to the aggregate value of all shares of Forest common stock and cash being issued pursuant to the merger divided by the total number of shares of Houston Exploration common stock outstanding immediately prior to the effective time of the merger. The value of the shares of Forest common stock for these purposes, or average Forest common stock value, as it is referred to in this joint proxy statement/prospectus, will be the ten consecutive trading-day average of the closing prices of shares of Forest common stock on the NYSE, as reported by The Wall Street Journal, ending three calendar days before the effective time of the merger or, if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day. The tables on pages 4 and 96 of this joint proxy statement/prospectus set forth the per share cash consideration and the per share stock consideration that would be received by Houston Exploration stockholders based on a range of hypothetical average Forest common stock values. For a more complete description of what Houston Exploration stockholders will be entitled to receive pursuant to the merger, see "The Merger Agreement—Merger Consideration."

v

Q:
If I am a Houston Exploration stockholder, when must I elect the type of merger consideration that I prefer to receive?

A:
Holders of Houston Exploration common stock who wish to elect the type of merger consideration they prefer to receive pursuant to the merger should carefully review and follow the instructions set forth in the election form provided to Houston Exploration stockholders. These instructions require that a properly completed and signed election form, along with your shares of Houston Exploration common stock, be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on            , 2007. If a Houston Exploration stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline, then such stockholder will have no control over the type of merger consideration such stockholder will receive and, consequently, may receive only cash, only shares of Forest common stock, or a combination of cash and shares of Forest common stock pursuant to the merger. For a more complete description of what Houston Exploration stockholders will be entitled to receive pursuant to the merger, see "The Merger Agreement—Merger Consideration."

Q:
What will happen in the proposed merger to options to purchase Houston Exploration common stock and other stock-based awards that have been granted to employees and directors of Houston Exploration?

A:
Prior to the effective time of the merger, Houston Exploration will take all actions necessary under the Houston Exploration stock plans to cause each holder of an outstanding Houston Exploration stock option immediately prior to the effective time to have the right to exercise such stock option in full, whether or not vested, prior to the effective time of the merger. To the extent any Houston Exploration stock option that has an exercise price that is equal to or greater than the per share consideration is not exercised prior to the effective time of the merger, such stock option will be cancelled and no consideration will be paid in connection with such cancellation. To the extent any Houston Exploration stock option that has an exercise price per share that is less than the per share consideration is not exercised immediately prior to the effective time of the merger, which stock option is referred to herein as an in-the-money stock option, such in-the-money stock option will be cancelled and converted into the right to receive, from Forest, as soon as practicable following the effective time of the merger, an amount in cash, less any applicable withholding taxes and without interest, equal to the product of (1) the excess of the per share consideration over the per share exercise price of Houston Exploration common stock subject to such in-the-money stock option, multiplied by (2) the number of shares of Houston Exploration common stock subject to such in-the-money stock option immediately prior to the effective time of the merger, whether or not vested. As of the effective time of the merger, all Houston Exploration stock options will no longer be outstanding and will automatically cease to exist, and each holder of a Houston Exploration stock option will cease to have any rights with respect to such Houston Exploration stock option, except, with respect to in-the-money stock options, the right to receive the payment described in the immediately preceding sentence.

A holder of Houston Exploration stock options who wishes to have the right to elect whether and to what extent such holder wishes to receive cash or shares of Forest common stock or a combination of cash and shares of common stock in the merger may exercise his or her stock options, to the extent then vested and exercisable, sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline of 5:00 p.m., New York City time, on                        , 2007 with respect to the shares of Houston Exploration common stock issued upon exercise.

The restrictions on each restricted share of Houston Exploration common stock granted and then outstanding under the Houston Exploration stock plans will lapse immediately prior to the effective time of the merger. Each such share of Houston Exploration restricted stock will be fully vested in each holder thereof at the effective time of the merger and will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Houston Exploration common stock not subject to any restrictions; provided that, upon vesting, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

Immediately prior to the effective time of the merger, each restricted stock unit award granted and then outstanding under the Houston Exploration stock plans will be fully vested in each holder thereof and the underlying shares of Houston Exploration common stock will be issued and will be treated at the effective time of the merger the same as, and will have the same rights and be subject to the same conditions as, other shares of Houston Exploration common stock; provided, that, upon vesting and issuance, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

All Houston Exploration stock plans and any other plan providing for the issuance, transfer or grant of any capital stock of Houston Exploration will terminate as of the effective time of the merger.

In addition, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18.

Q:
What conditions are required to be fulfilled to complete the merger?

A:
Forest and Houston Exploration are not required to complete the merger unless certain specified conditions are satisfied or waived. These conditions include approval by Forest shareholders of the issuance of the additional shares of Forest common stock to be issued in the merger pursuant to the merger agreement, adoption by Houston Exploration stockholders of the merger agreement, the effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus constitutes a part, relating to the additional shares of Forest common stock to be issued in the merger pursuant to the merger agreement, and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (which occurred on February 8, 2007). There can be no assurance that such conditions will be satisfied. For a more complete summary of the conditions that must be satisfied or waived prior to the effective time of the merger, see "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 106.

Q:
Are there risks associated with the merger that I should consider in deciding how to vote?

A:
Yes. You should carefully read the detailed description of the risks associated with the merger and the operations of Forest after the merger described in "Risk Factors" beginning on page 27.

Q:
What are the tax consequences of the merger?

A:
Forest and Houston Exploration each expect the merger to qualify as a reorganization pursuant to section 368(a) of the Internal Revenue Code of 1986, as amended, referred to as the Internal Revenue Code. The U.S. federal income tax consequences of a reorganization to an exchanging Houston Exploration stockholder will depend on whether such stockholder receives only shares of Forest common stock, only cash, or a combination of Forest common stock and cash in exchange for its Houston Exploration common stock.

Please review carefully the information under the caption "The Merger—Certain Material U.S. Federal Income Tax Consequences" beginning on page 86 for a description of certain material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:
How will Forest finance the cash component of the merger?

A:
On January 5, 2007, Forest, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. entered into a commitment letter and fee letter with respect to the financing of the merger and the related transactions and the refinancing of certain of Forest's existing debt. The commitment letter provides for a commitment of an aggregate of up to $1.4 billion in financing under a five-year amended and restated revolving credit facility consisting of a $1.25 billion U.S. facility and a $150 million Canadian facility, which credit facilities will amend and restate Forest's existing credit facilities and are referred to as the credit facilities. Forest expects to finance the cash portion of the merger consideration, which is expected to be approximately $740 million in cash (based on the number of outstanding shares of Houston Exploration common stock on January 4, 2007), through borrowings under the credit facilities. Forest expects also to use the credit facilities to pay for related merger costs and expenses, refinance existing debt of Forest and Houston Exploration and for general corporate purposes. See "Financing of the Merger" beginning on page 132.

Q:
When do Forest and Houston Exploration expect to complete the merger?

A:
Forest and Houston Exploration are working to complete the merger as quickly as practicable. Forest and Houston Exploration currently expect to complete the merger during the second quarter of 2007. However, neither Forest nor Houston Exploration can predict the exact timing of the effective time of the merger because it is subject to certain conditions both within and beyond their respective control. See "The Merger Agreement—Conditions to the Completion of the Merger" beginning on page 106.

Q:
Are Houston Exploration stockholders entitled to appraisal rights?

A:
If, pursuant to the terms of the merger agreement, including the equalization and proration provisions, any Houston Exploration stockholders who elected stock are required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares, appraisal rights will be available to all Houston Exploration stockholders. It is not clear, however, whether appraisal rights will be available under Delaware law if no Houston Exploration stockholders who elect stock are in fact required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares. Houston Exploration stockholders who wish to seek appraisal are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights. If appraisal rights are available, holders of shares of Houston Exploration common stock who do not vote in favor of the adoption of the merger agreement will have the right to seek appraisal of the fair value of their shares, but only if they submit a written demand for such an appraisal prior to the vote on the adoption of the merger agreement and they comply with the other Delaware law procedures and requirements explained in this joint proxy statement/prospectus. See "Appraisal Rights" beginning on page 127.

Q:
How does the Forest board of directors recommend that Forest shareholders vote?

A:
The Forest board of directors has determined that the merger agreement is advisable and the transactions contemplated by the merger agreement, including the issuance of additional shares of Forest common stock in the merger, are in the best interests of the Forest shareholders and unanimously recommends that Forest shareholders vote FOR the proposal to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement. For a more complete description of the recommendation of the Forest board of directors, see "The Merger—Recommendation of the Forest Board of Directors and Its Reasons for the Merger" beginning on page 57.

The Forest board of directors has unanimously adopted the Forest 2007 Stock Incentive Plan and unanimously recommends that Forest shareholders vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan, which is described in detail in this joint proxy statement/prospectus. See "Proposal to Approve the Adoption of the Forest 2007 Stock Incentive Plan" beginning on page 137.

Q:
How does the Houston Exploration board of directors recommend that Houston Exploration stockholders vote?

A:
The Houston Exploration board of directors has determined that the merger agreement is advisable and the transactions contemplated by the merger agreement are in the best interests of the Houston Exploration stockholders and unanimously recommends that Houston Exploration stockholders vote FOR the proposal to adopt the merger agreement. For a more complete description of the recommendation of the Houston Exploration board of directors, see "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger" beginning on page 59.

Q:
When and where is the special meeting of the Forest shareholders?

A:
The Forest special meeting will take place on                        , 2007 at             a.m., Denver time at                        .

Q:
When and where is the special meeting of the Houston Exploration stockholders?

A:
The Houston Exploration special meeting will be held on            , 2007 at             a.m., Houston time, at                        .

Q:
Who can attend and vote at the special meetings?

A:
All Forest shareholders of record as of the close of business on            , 2007, the record date for the Forest special meeting, are entitled to receive notice of and to vote at the Forest special meeting.

All Houston Exploration stockholders of record as of the close of business on            , 2007, the record date for the Houston Exploration special meeting, are entitled to receive notice of and to vote at the Houston Exploration special meeting.

Q:
How will Forest shareholders be affected by the merger and share issuance?

A:
After the merger, each Forest shareholder will have the same number of shares of Forest common stock that the shareholder held immediately prior to the merger. However, because Forest will be issuing new shares of Forest common stock to Houston Exploration stockholders in the merger, each outstanding share of Forest common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of Forest common stock outstanding after the merger. As a result of the merger, each Forest shareholder will own shares in a larger company with more assets.

Q:
Why is the Forest 2007 Stock Incentive Plan being adopted?

A:
Forest shareholders will vote at the Forest special meeting on a proposal to approve the adoption of the Forest 2007 Stock Incentive Plan. As of January 31, 2007, a total of 664,757 shares remained available for issuance under the Forest 2001 Stock Incentive Plan. The Forest board of directors believes that the adoption of the Forest 2007 Stock Incentive Plan is necessary to provide additional incentives and reward opportunities to its employees and to ensure that Forest has a sufficient number of shares available under its stock incentive plans to issue stock options to certain Houston Exploration employees as provided in the merger agreement. In the merger agreement, Forest has agreed that, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. If the adoption of the Forest 2007 Stock Incentive Plan is not approved by the Forest shareholders, Forest is obligated under the merger agreement to issue the stock options described in the preceding sentence under the NYSE's "new hire exception" rule.

Neither the merger nor the approval of the issuance of additional shares of Forest common stock in the merger is conditioned upon approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan. Further, approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is not conditioned upon approval of the issuance of additional shares of Forest common stock in the merger. However, if the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders and the merger is consummated, then 2.7 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan. If the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders, but the merger is not consummated, then 1.8 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan.

Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope or, if available in the case of Forest shareholders only, by submitting your proxy by telephone or through the Internet as soon as possible so that your shares of Forest common stock or Houston Exploration common stock will be represented and voted at the applicable special meeting.

Please refer to your proxy card or the information forwarded by your broker or other nominee to see which options are available to you.

The Internet and telephone proxy submission procedures are designed to authenticate stockholders and to allow you to confirm that your instructions have been properly recorded.

The method by which you submit a proxy will in no way limit your right to vote at the Forest special meeting or Houston Exploration special meeting if you later decide to attend the meeting in person. If your shares of Forest common stock or Houston Exploration common stock are held in the name of a broker or other nominee, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the applicable special meeting.

All shares of Forest common stock entitled to vote and represented by properly completed proxies received prior to the Forest special meeting, and not revoked, will be voted at the Forest special meeting as instructed on the proxies. If you properly complete and sign your proxy card but do not indicate how your shares of Forest common stock should be voted on a matter, the shares of Forest common stock represented by your proxy will be voted as the Forest board of directors recommends and therefore FOR the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and FOR the approval of the adoption of the Forest 2007 Stock Incentive Plan.

All shares of Houston Exploration common stock entitled to vote and represented by properly completed proxies received prior to the Houston Exploration special meeting, and not revoked,

x

  will be voted at the Houston Exploration special meeting as instructed on the proxies. If you properly complete and sign your proxy card but do not indicate how your shares of Houston Exploration common stock should be voted on a matter, the shares of Houston Exploration common stock represented by your proxy will be voted as the Houston Exploration board of directors recommends and therefore FOR the adoption of the merger agreement.

Q:
If I am a Houston Exploration stockholder, should I send in my stock certificates with my proxy card?

A:
No. Please DO NOT send your Houston Exploration stock certificates with your proxy card. Rather, prior to the election deadline, which is 5:00 p.m., New York City time, on            , 2007, you will need to send your Houston Exploration common stock certificates to the exchange agent, together with your completed, signed election form. If your shares of Houston Exploration common stock are held in "street name" by your broker or other nominee, you should follow your broker's or other nominee's instructions for making an election with respect to your shares of Houston Exploration common stock.

Q:
Can I change my vote after I have delivered my proxy?

A:
Yes. You may change your vote at any time before your proxy is voted at the Forest special meeting or the Houston Exploration special meeting, as applicable. You can do this in any of the three following ways:

•
by sending a written notice to the Secretary of Forest or Houston Exploration, as applicable, in time to be received before the Forest special meeting or the Houston Exploration special meeting, as applicable, stating that you would like to revoke your proxy;

•
by completing, signing and dating a later proxy card or, in the case of Forest shareholders only, by submitting a later proxy through the Internet or by telephone, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•
if you are a holder of record, by attending the special meeting and voting in person. Simply attending the Forest special meeting or Houston Exploration special meeting without voting will not revoke your proxy or change your vote.

If your shares of Forest common stock or Houston Exploration common stock are held in an account at a broker or other nominee and you desire to change your vote, you should contact your broker or other nominee.

Q:
What should I do if I receive more than one set of voting materials for the Forest special meeting or the Houston Exploration special meeting?

A:
You may receive more than one set of voting materials for the Forest special meeting or the Houston Exploration special meeting, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of Forest common stock or Houston Exploration common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of Forest common stock or Houston Exploration common stock. If you are a holder of record and your shares of Forest common stock or Houston Exploration common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:
If my shares of Forest common stock or Houston Exploration common stock are held in "street name" by my broker or other nominee, will my broker or other nominee vote my shares of Forest common stock or Houston Exploration common stock for me?

A:
Your broker will NOT vote your shares of Forest common stock or Houston Exploration common stock held in "street name" unless you instruct your broker how to vote. In connection with the Forest special meeting, "broker non-votes" will be considered in determining the presence of a quorum, but will not constitute votes cast and, accordingly, will have no effect on the outcome of the Forest shareholder vote. In connection with the Houston Exploration special meeting, "broker non-votes" will have the same effect as a vote AGAINST the adoption of the merger agreement. You should therefore provide your broker or other nominee with instructions as to how to vote your shares of Forest common stock or Houston Exploration common stock.

Q:
Who can answer my questions?

A:
If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card, voting instructions or the election form, you should contact:

Georgeson Inc.
17 State Street—10th Floor
New York, NY 10004
Banks and Brokers call (212) 440-9800
Forest shareholders call toll-free 1 (866) 783-6390
Houston Exploration stockholders call toll-free 1 (866) 783-6553

SUMMARY

        The following is a summary that highlights information contained in this joint proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger agreement and the transactions contemplated by the merger agreement, Forest and Houston Exploration encourage you to carefully read this entire joint proxy statement/prospectus, including the attached annexes. In addition, Forest and Houston Exploration encourage you to read the information incorporated by reference into this joint proxy statement/prospectus, which includes important business and financial information about Forest and Houston Exploration that has been filed with the SEC. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information; Incorporation by Reference" on page 150.

The Companies

        Forest Oil Corporation.    Forest is an independent oil and gas company engaged in the acquisition, exploration, development and production of natural gas and liquids primarily in North America. Forest was incorporated in New York in 1924, as the successor to a company formed in 1916, and has been a publicly held company since 1969. Forest conducts its operations in five business units: the Western United States, Southern United States (formerly the Gulf Coast business unit), Canada, Alaska and International. Forest conducts exploration and development activities in each of its North American core areas and in its international locations; however, all of its estimated proved reserves and producing properties are located in North America. While discoveries of oil and gas have been made in Forest's International business unit, no proven reserves have been recorded to date. At December 31, 2006, approximately 84% of Forest's estimated proved oil and gas reserves were in the United States and approximately 16% were in Canada. Forest's total estimated proved reserves as of December 31, 2006 were 1,455 billion cubic feet equivalent, or Bcfe.

        On March 2, 2006, Forest completed the spin-off of its offshore Gulf of Mexico operations by means of a special stock dividend, which consisted of a pro rata spin-off of all outstanding shares of Forest Energy Resources, Inc. to holders of record of Forest common stock as of the close of business on February 21, 2006. Immediately following the spin-off, Forest Energy Resources, Inc. was merged with a subsidiary of Mariner Energy, Inc. in a stock-for-stock transaction. As a result of the spin-off, Forest is now a company focused on longer-lived onshore resources with a significant drilling inventory and an acquisition track record.

        On January 7, 2007, Forest announced that it will seek this year to sell substantially all of its oil and gas producing properties in Alaska in order to reduce its leverage and to further narrow its geographic focus.

        Forest common stock is traded on the NYSE under the symbol "FST."

        Forest's principal executive offices are located at 707 17th Street, Denver, Colorado 80202, and its telephone number is (303) 812-1400.

        The Houston Exploration Company.    Houston Exploration is an independent natural gas and oil producer engaged in the exploration, development, exploitation and acquisition of natural gas and oil reserves in North America. Houston Exploration was founded in December 1985 as a Delaware corporation and wholly owned subsidiary of its then parent company, KeySpan Corporation. Houston Exploration completed its initial public offering in September 1996. Through three separate transactions, the last of which occurred in November 2004, KeySpan completely divested its ownership in the common stock of Houston Exploration. During the first half of 2006, Houston Exploration completed the sale of substantially all of its Gulf of Mexico assets, implementing the previously announced plan to shift its operating focus onshore. Houston Exploration currently has operations in four producing regions within the United States: South Texas; the Arkoma Basin of Arkansas and

Oklahoma; East Texas; and the Uinta and DJ Basins in the Rocky Mountains. Houston Exploration's total estimated proved reserves as of December 31, 2006 were 699 Bcfe.

        Houston Exploration common stock is traded on the NYSE under the symbol "THX."

        Houston Exploration's principal executive offices are located at 1100 Louisiana Street, Suite 2000, Houston, Texas 77002, and its telephone number is (713) 830-6800.

        Merger Sub.    Merger Sub is a wholly owned subsidiary of Forest and is incorporated under the laws of the State of Delaware. Merger Sub was formed on December 22, 2006 solely for the purpose of effecting the merger. Merger Sub has not conducted any business operations other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

        The principal executive offices of Merger Sub are located at 707 17th Street, Denver, Colorado 80202, and its telephone number is (303) 812-1400.

The Merger (see page 42)

        Forest and Houston Exploration have agreed to combine their businesses pursuant to the merger agreement described in this joint proxy statement/prospectus. Under the terms of the merger agreement, Merger Sub will merge with and into Houston Exploration, with Houston Exploration surviving the merger as a wholly owned subsidiary of Forest, and immediately thereafter, Houston Exploration will merge with and into Forest, with Forest surviving the merger and continuing its corporate existence.

        The merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. Forest and Houston Exploration encourage you to read the merger agreement in its entirety because it is the legal document that governs the merger.

Merger Consideration (see page 93)

        The merger agreement provides that at the effective time of the merger, each outstanding share of Houston Exploration common stock will be converted into the right to receive either a number of shares of Forest common stock or an amount of cash or a combination of Forest common stock and cash, subject to the election and proration procedures described in this joint proxy statement/prospectus. The actual amount of cash or number of shares of Forest common stock that Houston Exploration stockholders will be entitled to receive for each share of Houston Exploration common stock they hold cannot be determined until the effective time of the merger. Those amounts will be determined based on the formula set forth in the merger agreement and described in "The Merger Agreement—Merger Consideration" beginning on page 93 of this joint proxy statement/prospectus. The formula is designed to substantially equalize the value of the consideration to be received for each share of Houston Exploration common stock, at the time the calculation is made, regardless of whether Houston Exploration stockholders elect to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock, or make no election. Forest and Houston Exploration believe this equalization mechanism is desirable because the market value of the shares of Forest common stock will fluctuate between January 7, 2007, the date the parties entered into the merger agreement, and the effective time of the merger. The value of the merger consideration to be received with respect to each share of Houston Exploration common stock will be equal to $26.25 plus approximately $0.84 per $1.00 of average Forest common stock value.

        The aggregate amount of cash and the total number of shares of Forest common stock to be paid and issued, respectively, pursuant to the merger agreement are fixed (subject in each case to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Houston Exploration stock options or otherwise). Because the amount of cash and the number of shares of Forest common stock to be paid and issued, respectively, pursuant to the merger agreement are fixed, the percentage of shares of Houston Exploration common stock that will be exchanged for shares of Forest common stock and the percentage that will be exchanged for cash will depend upon the average Forest common stock value. The higher the average Forest common stock value is, the greater the percentage of shares of Houston Exploration common stock that will be exchanged for shares of Forest common stock and the lower the average Forest common stock value is, the greater the percentage of shares of Houston Exploration common stock that will be exchanged for cash.

        For example, if the average Forest common stock value is $30.00, a Houston Exploration stockholder receiving only shares of Forest common stock in exchange for shares of Houston Exploration common stock would receive 1.7150 shares of Forest common stock per share of Houston Exploration common stock, with a value of $51.45 per share of Houston Exploration common stock based on such average Forest common stock value, and a Houston Exploration stockholder receiving only cash in exchange for shares of Houston Exploration common stock would receive $51.45 in cash per share of Houston Exploration common stock. The exact amount of Forest common stock and cash each Houston Exploration stockholder will receive in exchange for such holder's shares of Houston Exploration common stock is subject to the proration procedures described below. Based on an average Forest common stock value of $30.00, approximately 49% of the outstanding shares of Houston Exploration common stock would be exchanged for shares of Forest common stock, and approximately 51% would be exchanged for cash.

        Assuming a hypothetical average Forest common stock value of $31.22, which was the closing price of shares of Forest common stock on January 5, 2007, the merger consideration would have a value of approximately $52.47 per share of Houston Exploration common stock. Assuming a hypothetical average Forest common stock value of $    , which was the closing price of shares of Forest common stock on                        , 2007, the last business day prior to the date of this joint proxy statement/prospectus, the merger consideration would have a value of approximately $    per share of Houston Exploration common stock. Assuming a hypothetical average Forest common stock value of $    based on the average of the per share closing prices of shares of Forest common stock as reported in The Wall Street Journal during the 10 consecutive trading day period ending on            , 2007 (which is the latest practicable trading day prior to the date of this joint proxy statement/prospectus), the merger consideration would have a value of approximately $    per share of Houston Exploration common stock.

        The following table sets forth, based on various hypothetical average Forest common stock values, the per share cash consideration and the per share stock consideration, as well as the value of such per share stock consideration based on the hypothetical average Forest common stock values. The table also shows the percentage of outstanding shares of Houston Exploration common stock that would be converted into shares of Forest common stock and cash based on such average Forest common stock values.

				Approximate Percentage of Merger Consideration
		Per Share Forest Common Stock Consideration (# of Forest Shares)	Value of Per Share Forest Common Stock Consideration(1)
Average Forest Common Stock Value	Per Share Cash Consideration			In Cash	In Common Stock
$25.00	$47.25	1.8900	$47.25	55.56%	44.44%
26.00	48.09	1.8496	48.09	54.59	45.41
27.00	48.93	1.8122	48.93	53.65	46.35
28.00	49.77	1.7775	49.77	52.74	47.26
29.00	50.61	1.7452	50.61	51.87	48.13
30.00	51.45	1.7150	51.45	51.02	48.98
31.00	52.29	1.6868	52.29	50.20	49.80
32.00	53.13	1.6603	53.13	49.41	50.59
33.00	53.97	1.6355	53.97	48.64	51.36
34.00	54.81	1.6121	54.81	47.89	52.11
35.00	55.65	1.5900	55.65	47.17	52.83

(1)
Based on the hypothetical average Forest common stock values.

        The actual value of the cash consideration or number of shares of Forest common stock that Houston Exploration stockholders will be entitled to receive for each share of Houston Exploration common stock held may differ from the hypothetical amounts shown in these examples because the actual amounts can only be determined at the effective time of the merger based on a formula set forth in the merger agreement and described in this joint proxy statement/prospectus.

        Following the effective time of the merger, Houston Exploration stockholders are expected to own approximately 27% of Forest on a diluted basis, based on the outstanding shares of Forest common stock and Houston Exploration common stock on January 4, 2007.

        No assurance can be given that the average Forest common stock value as calculated under the merger agreement will equal the fair market value of Forest common stock on the date that the merger consideration is received by a Houston Exploration stockholder or at any other time. The actual fair market value of the shares of Forest common stock received by Houston Exploration stockholders will depend upon the market price of shares of Forest common stock upon receipt, which may be higher or lower than the average Forest common stock value or the market price of shares of Forest common stock on the date the merger was announced, on the date this joint proxy statement/prospectus is mailed to Forest shareholders and Houston Exploration stockholders, on the date a Houston Exploration stockholder makes an election with respect to the merger consideration, or on the date of the Forest special meeting or the Houston Exploration special meeting.

Election of Merger Consideration (see page 99)

        Houston Exploration stockholders may elect to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock in exchange for each of their shares of Houston Exploration common stock. However, since Forest is delivering a fixed number of shares of Forest common stock and paying a fixed amount of cash (subject in each case to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Houston Exploration stock option or otherwise), Houston Exploration stockholders cannot be certain of receiving the form of consideration that they elect with respect to all of their shares of Houston Exploration common stock. If the elections result in an oversubscription of the pool of cash or shares of Forest common stock, certain proration procedures for allocating cash and shares of Forest common stock among Houston Exploration stockholders will be followed by the exchange agent. See "The Merger Agreement—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration."

Completion and Delivery of the Election Form (see page 100)

        Houston Exploration stockholders should have received an election form with instructions for making cash and Forest common stock elections along with this joint proxy statement/prospectus. Houston Exploration stockholders should properly complete and deliver to the exchange agent their election form along with their stock certificates (or a properly completed notice of guaranteed delivery in lieu of the stock certificates or, in the case of Houston Exploration shares held in book entry form, any additional documents specified in the election form). Houston Exploration stockholders should not send their stock certificates or election form with their proxy card.

        Election forms and stock certificates (or a properly completed notice of guaranteed delivery in lieu of the stock certificates or, in the case of Houston Exploration shares held in book entry form, any additional documents specified in the election form) must be received by the exchange agent by the election deadline, which is 5:00 p.m., New York City time, on            , 2007. Once Houston Exploration stockholders tender their stock certificates to the exchange agent, they may not transfer their shares of Houston Exploration common stock until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the election deadline.

        If any Houston Exploration stockholder fails to submit a properly completed election form, together with its stock certificates (or a properly completed notice of guaranteed delivery), prior to the election deadline, such stockholder will be deemed not to have made an election. Any stockholder making no election will be paid consideration per share equivalent to the amount paid per share to holders making elections, but may be paid in all cash, all shares of Forest common stock, or part cash and part shares of Forest common stock, depending on the remaining pool of cash and shares of Forest common stock available for paying merger consideration after honoring the elections that other Houston Exploration stockholders have made.

        If Houston Exploration stockholders own shares of Houston Exploration common stock in "street name" through a broker or other nominee and wish to make an election, they should seek instructions from the broker or other nominee holding their shares of Houston Exploration common stock concerning how to make their election.

        If the merger agreement is not adopted by Houston Exploration stockholders, or the issuance of additional shares of Forest common stock is not approved by Forest shareholders, stock certificates will be returned by the exchange agent by first class mail or through book-entry transfer (in the case of shares of Houston Exploration common stock delivered in book-entry form to the exchange agent).

Treatment of Stock Options, Restricted Stock and Restricted Stock Unit Awards (see page 102)

        Prior to the effective time of the merger, Houston Exploration will take all actions necessary under the Houston Exploration stock plans to cause each holder of an outstanding Houston Exploration stock option immediately prior to the effective time to have the right to exercise such stock option in full, whether or not vested, prior to the effective time of the merger. To the extent any Houston Exploration stock option that has an exercise price that is equal to or greater than the per share consideration is not exercised prior to the effective time of the merger, such stock option will be cancelled and no consideration will be paid in connection with such cancellation.

        To the extent any Houston Exploration stock option that has an exercise price per share that is less than the per share consideration is not exercised immediately prior to the effective time of the merger, which stock option is referred to herein as an "in-the-money stock option," such in-the-money stock option will be cancelled and converted into the right to receive, from Forest, as soon as practicable following the effective time of the merger, an amount in cash, less any applicable withholding taxes and without interest, equal to the product of (1) the excess of the per share consideration over the per share exercise price of Houston Exploration common stock subject to such in-the-money stock option, multiplied by (2) the number of shares of Houston Exploration common stock subject to such in-the-money stock option immediately prior to the effective time of the merger, whether or not vested. As of the effective time of the merger, all Houston Exploration stock options will no longer be outstanding and will automatically cease to exist, and each holder of a Houston Exploration stock option will cease to have any rights with respect to such Houston Exploration stock option, except, with respect to in-the-money stock options, the right to receive the payment described in the immediately preceding sentence.

        All Houston Exploration stock plans and any other plan providing for the issuance, transfer or grant of any capital stock of Houston Exploration will terminate as of the effective time of the merger.

        A holder of Houston Exploration stock options who wishes to have the right to elect whether and to what extent such holder wishes to receive cash or shares of Forest common stock in the merger should exercise his or her stock options, to the extent then vested and exercisable, in accordance with the relevant plan sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline of 5:00 p.m., New York City time, on                        , 2007 with respect to the shares of Houston Exploration common stock issued upon exercise. Shares of Houston Exploration common stock issuable upon the exercise of options exercised after the election deadline but prior to the effective time of the merger will be treated as shares with respect to which no election has been made.

        The restrictions on each restricted share of Houston Exploration common stock granted and then outstanding under the Houston Exploration stock plans will lapse immediately prior to the effective time of the merger. Each such share of Houston Exploration restricted stock will be fully vested in each holder thereof at the effective time of the merger and will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Houston Exploration common stock not subject to any restrictions; provided, that, upon vesting, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

        Immediately prior to the effective time of the merger, each restricted stock unit award granted and then outstanding under the Houston Exploration stock plans will be fully vested in each holder thereof, and the underlying shares of Houston Exploration common stock will be issued and will be treated at the effective time of the merger the same as, and will have the same rights and be subject to the same conditions as, other shares of Houston Exploration common stock; provided, that, upon vesting and issuance, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

        In addition, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. The stock option granted to each such Houston Exploration employee will (a) cover a number of shares of Forest common stock equal to the number of shares of Houston Exploration common stock subject to the Houston Exploration stock option described in clause (2) of the immediately preceding sentence and with respect to which such Houston Exploration stock option was not exercised prior to the effective time of the merger, (b) have an exercise price per share of Forest common stock equal to the fair market value of a share of Forest common stock as of the date of grant, (c) not constitute an incentive stock option (within the meaning of section 422 of the Internal Revenue Code), and (d) be subject to such other terms and conditions as are set forth in Forest's standard form of stock option agreement which will be used to evidence such grant. As of January 31, 2007, Forest expects to grant stock options covering a maximum of 748,688 shares of Forest common stock to such Houston Exploration employees pursuant to the provisions described in this paragraph, which number will decrease if the employment of any of such Houston Exploration employees terminates prior to the date of grant. In addition, while neither Forest nor the Houston Exploration officers to whom approximately 45% of these options are expected to be issued have announced formal decisions regarding post-merger employment, it is likely that a substantial portion of these options will not vest and will terminate unexercised because their holders will not remain employed by Forest beyond the 60-day transition period during which such officers have agreed to remain employed by the combined company.

Recommendation of Forest Board of Directors (see page 57)

        The Forest board of directors has determined unanimously that the merger agreement is advisable and the transactions contemplated by the merger agreement, including the issuance of additional shares of Forest common stock in the merger, are in the best interests of the Forest shareholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Forest board of directors unanimously recommends that Forest shareholders vote FOR the proposal to approve the issuance of additional shares of Forest common stock in the merger.

        The Forest board of directors has unanimously adopted the Forest 2007 Stock Incentive Plan and unanimously recommends that Forest shareholders vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan.

Recommendation of Houston Exploration Board of Directors (see page 59)

        The Houston Exploration board of directors has determined unanimously that the merger agreement is advisable and the transactions contemplated by the merger agreement are in the best interests of the Houston Exploration stockholders, and has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. The Houston Exploration board of directors unanimously recommends that Houston Exploration stockholders vote FOR the proposal to adopt the merger agreement.

Shareholders and Stockholders Entitled to Vote; Vote Required (see pages 36 and 39)

Forest

        Forest shareholders can vote at the Forest special meeting if they owned shares of Forest common stock at the close of business on            , 2007, which is referred to as the Forest record date. On the Forest record date, there were                        shares of Forest common stock outstanding and entitled to vote at the Forest special meeting, held by approximately    shareholders of record. Forest shareholders may cast one vote for each share of Forest common stock that they owned on the Forest record date.

        The affirmative vote of the holders of a majority of the votes cast at the special meeting, at which a quorum is present, is required to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and to approve the adoption of the Forest 2007 Stock Incentive Plan.

        Abstentions will be counted in determining whether a quorum is present at the Forest special meeting. However, an abstention will not constitute a vote cast and, accordingly, will have no effect on the outcome of the vote.

        Your vote is very important. You are encouraged to vote as soon as possible. If you do not indicate how your shares of Forest common stock should be voted, the shares of Forest common stock represented by your properly completed proxy will be voted as the Forest board of directors recommends and therefore FOR the issuance of additional shares of Forest common stock in the merger and FOR the approval of the adoption of the Forest 2007 Stock Incentive Plan.

Houston Exploration

        Houston Exploration stockholders can vote at the Houston Exploration special meeting if they owned shares of Houston Exploration common stock at the close of business on            , 2007, which is referred to as the Houston Exploration record date. On the Houston Exploration record date, there were                        shares of Houston Exploration common stock outstanding and entitled to vote at the Houston Exploration special meeting, held by approximately            stockholders of record. Houston Exploration stockholders may cast one vote for each share of Houston Exploration common stock that they owned on the Houston Exploration record date.

        The affirmative vote of the holders of a majority of the shares of Houston Exploration common stock entitled to vote at the special meeting and outstanding as of the Houston Exploration record date, voting as single class, either in person or by proxy, is necessary for the adoption of the merger agreement.

        Abstentions will be counted in determining whether a quorum is present at the Houston Exploration special meeting. However, an abstention will have the same effect as a vote against the proposal to adopt the merger agreement.

        Your vote is very important. You are encouraged to vote as soon as possible. If you do not indicate how your shares of Houston Exploration common stock should be voted, the shares of Houston Exploration common stock represented by your properly completed proxy will be voted as the Houston Exploration board of directors recommends and therefore FOR the adoption of the merger agreement.

Opinions of Financial Advisors (see pages 61 and 69)

Opinion of Forest's Financial Advisor

        In connection with the merger, Forest's financial advisor, Credit Suisse Securities (USA) LLC, which is referred to as Credit Suisse, delivered a written opinion dated January 7, 2007 to the Forest board as to the fairness, from a financial point of view and as of the date of the opinion, to Forest of the consideration to be paid by Forest in the merger. The full text of Credit Suisse's written opinion, dated January 7, 2007 is attached to this joint proxy statement/prospectus as Annex B. Holders of Forest common stock are encouraged to read the opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken. Credit Suisse's opinion was provided to the Forest board of directors in connection with its evaluation of the consideration to be paid by Forest in the merger, does not address any other aspect of the proposed merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the merger.

Opinion of Houston Exploration's Financial Advisor

        Houston Exploration engaged Lehman Brothers Inc., which is referred to as Lehman Brothers, to act as Houston Exploration's financial advisor in connection with the proposed merger. On January 7, 2007, Lehman Brothers rendered its opinion as to the fairness, from a financial point of view, as of such date and based upon and subject to certain matters stated in the opinion letter, of the consideration to be offered in the merger to Houston Exploration's stockholders.

        The full text of the written opinion of Lehman Brothers, dated January 7, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached to this joint proxy statement/prospectus as Annex C, and you are encouraged to read the opinion in its entirety. Lehman Brothers' opinion was provided for the information and assistance of Houston Exploration's board of directors in connection with its consideration of the merger, and the opinion does not constitute a recommendation as to how any holder of shares of Houston Exploration common stock should vote or make any election with respect to such merger.

Directors and Executive Officers of Forest After the Merger

        The directors and executive officers of Forest prior to the merger will continue as the directors and executive officers of Forest after the merger.

Executive Offices of Forest After the Merger

        The corporate headquarters of Forest after the merger will remain in Denver, Colorado. Forest expects to create a new business unit to be located in Houston, Texas.

Ownership of Forest After the Merger

        Based on the number of shares of Houston Exploration common stock outstanding on January 4, 2007, Forest would issue approximately 23.6 million shares of Forest common stock in the merger, representing approximately 27% of the outstanding common stock of Forest on a diluted basis. Those amounts will be adjusted upwards depending on the actual number of shares of Houston Exploration common stock outstanding at the effective time of the merger, which will increase if Houston Exploration issues any shares in accordance with the terms of the merger agreement, such as pursuant to the exercise of options to purchase Houston Exploration common stock. Assuming exercise of all outstanding options to purchase shares of Houston Exploration common stock, Forest would issue approximately 25 million shares of Forest common stock in the merger, representing approximately 28% of the outstanding common stock of Forest on a diluted basis. Consequently, Houston Exploration stockholders, as a general matter, will have less influence over the management and policies of Forest than they currently exercise over the management and policies of Houston Exploration. Funds controlled by JANA Partners LLC, which is referred to as JANA, currently own approximately 14.7% of Houston Exploration's outstanding common stock and may receive shares representing up to approximately 8% of Forest's outstanding common stock in exchange for their shares of Houston Exploration common stock in the merger. JANA has entered into a standstill agreement with Forest pursuant to which it agreed not to take certain actions with respect to Forest for a period expiring one year following the effective time of the merger. See "The Merger—Standstill Agreement."

Share Ownership of Directors and Officers of Houston Exploration

        At the close of business on January 31, 2007, the directors and officers of Houston Exploration and their affiliates beneficially owned and were entitled to vote approximately 658,815 shares of Houston Exploration common stock, collectively representing approximately 2.3% of the shares of Houston Exploration common stock outstanding and entitled to vote on that date.

Interests of Directors and Executive Officers of Houston Exploration in the Merger (see page 80)

        In considering the recommendation of the Houston Exploration board of directors with respect to the merger agreement, Houston Exploration stockholders should be aware that certain members of the Houston Exploration board of directors and certain of Houston Exploration's executive officers have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, the interests of Houston Exploration stockholders generally. These interests may include, among other things, the following:

  •
  severance benefits for certain executive officers whose employment is terminated under certain circumstances after the effective time of the merger;

  •
  the accelerated vesting of, and payment in the merger with respect to, certain stock options and lapse of restrictions on shares of restricted stock for certain directors and executive officers;

  •
  Houston Exploration's executive officers will be entitled to a "stay-on" bonus pursuant to the Houston Exploration Change of Control Plan in the amount of 125% of the officer's target bonus, payable one-half on or as soon as reasonably practical following the merger and the remaining one-half 60 days after the merger, or the date of the executive officer's termination of employment, if earlier;

  •
  Houston Exploration's executive officers and other employees will become 100% vested in their unvested accrued benefits under the Houston Exploration 401(k) Plan and Trust, the Houston Exploration Supplemental Executive Retirement Plan and the Houston Exploration 2005 Executive Deferred Compensation Plan;

  •
  an executive officer's benefit under the Houston Exploration Supplemental Executive Retirement Plan will be paid in a lump sum cash payment (rather than in the form of an annuity) if the executive officer's employment is terminated by Forest without cause or the executive officer resigns for good reason within two years following the merger;

  •
  certain of Houston Exploration's executive officers may be offered employment with Forest after the effective time of the merger;

  •
  certain of Houston Exploration's executive officers may be entitled to the grant of stock options to acquire Forest common stock, which options would be granted within five business days after the effective time of the merger; and

  •
  all current and certain former directors and officers will be indemnified by Forest with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.

        The Houston Exploration board of directors was aware of these interests and considered them, among other matters, in making its recommendation. See "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger."

Voting Agreement and Standstill Agreement (see pages 84 and 85)

        Concurrently with the execution of the merger agreement, Forest and Merger Sub entered into a voting agreement with JANA Master Fund, Ltd. and JANA Piranha Master Fund, Ltd., collectively referred to as the JANA funds. As of January 7, 2007, JANA beneficially owned approximately 14.7% of the total issued and outstanding shares of Houston Exploration's common stock. During the term of the voting agreement, the JANA funds have agreed to vote their shares of Houston Exploration's common stock in favor of the merger and the adoption of the merger agreement and against any transaction that would impede or delay the merger, and have granted Forest a proxy to vote their shares at any meeting of the stockholders of Houston Exploration convened for such matters. The voting agreement will terminate on the first to occur of certain dates, including the effective time of the merger, any date that Houston Exploration's board of directors withdraws or adversely modifies or amends its approval of or recommendation to adopt the merger agreement or recommends another acquisition proposal as contemplated by the terms of the merger agreement, the date of any material amendment to the merger agreement that is adverse to Houston Exploration or its stockholders or waiver of a material condition to Houston Exploration's obligation to close the merger, or September 30, 2007.

        Concurrently with the execution of the merger agreement, Forest and JANA also entered into a standstill agreement. JANA agreed not to propose any extraordinary transactions with Forest or to seek to influence the management or control of Forest for a period that expires one year following the effective time of the merger.

Listing of Shares of Forest Common Stock; Delisting and Deregistration of Shares of Houston Exploration Common Stock (see page 90)

        Forest will use its reasonable best efforts to cause the shares of Forest common stock to be issued in the merger pursuant to the merger agreement and to be approved for listing on the NYSE, subject to official notice of issuance, upon the effective time of the merger. Approval of the listing on the

NYSE of the shares of Forest common stock to be issued in the merger pursuant to the merger agreement is a condition to each party's obligation to complete the merger. If the merger is completed, shares of Houston Exploration common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Appraisal Rights in the Merger (see page 127)

        If, pursuant to the terms of the merger agreement, including the equalization and proration provisions, any Houston Exploration stockholders who elected stock are required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares, appraisal rights will be available to all Houston Exploration stockholders. It is not clear, however, whether appraisal rights will be available under Delaware law if no Houston Exploration stockholders who elect stock are in fact required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares. Houston Exploration stockholders who wish to seek appraisal are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights. If appraisal rights are available, the shares of Houston Exploration common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of the adoption of the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, will not be converted into the right to receive the merger consideration, but such holder will be entitled to seek an appraisal of such shares under the General Corporation Law of the State of Delaware unless and until the dissenting holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under the General Corporation Law of the State of Delaware. If, after the effective time of the merger, a dissenting stockholder fails to perfect or withdraws or loses his or her right to appraisal, his or her shares of Houston Exploration common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration into which "no election shares" have been converted, subject to the right of Forest to treat such shares as cash election shares and to pay only cash for such shares, without interest or dividends thereon. The full text of Section 262 of the General Corporation Law of the State of Delaware is attached to this joint proxy statement/prospectus as Annex D.

Conditions to the Completion of the Merger (see page 106)

        A number of conditions must be satisfied or waived, where legally permissible, before the proposed merger can be consummated. These include, among others:

  •
  adoption of the merger agreement by Houston Exploration stockholders;

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  approval by Forest shareholders of the issuance of the additional shares of Forest common stock to be issued pursuant to the merger;

  •
  the expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, referred to as the HSR Act (which occurred on February 8, 2007);

  •
  effectiveness of the Form S-4 registration statement, of which this joint proxy statement/prospectus constitutes a part, and the absence of a stop order or proceedings for such purpose pending before or threatened by the SEC;

  •
  authorization for listing on the NYSE of the shares of Forest common stock issuable to the stockholders of Houston Exploration in the merger pursuant to the merger agreement, subject to official notice of issuance; and

  •
  the number of appraisal shares for which demands for appraisal have not been withdrawn does not exceed 15% of the outstanding shares of Houston Exploration common stock.

        Neither Forest nor Houston Exploration can give any assurance when or if all of the conditions to the merger will be either satisfied or waived or that the merger will occur as intended.

Regulatory Approvals Required for the Merger (see page 85)

        The merger was subject to review under the HSR Act by the Antitrust Division of the U.S. Department of Justice, which is referred to as the Antitrust Division, and the Federal Trade Commission, which is referred to as the FTC. The waiting period imposed by the HSR Act terminated on February 8, 2007.

No Solicitation (see page 119)

        Under the merger agreement, neither Forest nor Houston Exploration is permitted:

  •
  to solicit, initiate, or knowingly encourage or facilitate the making of any inquiries regarding any other acquisition proposal;

  •
  subject to certain exceptions, to disclose any non-public information or afford access to its properties, books or records to, or participate or engage in discussions with, any third party that has made or is considering making such an acquisition proposal; or

  •
  to accept an acquisition proposal or enter into any agreement (other than a confidentiality agreement in certain circumstances) that provides for or relates to an acquisition proposal or that would require or cause it to terminate the merger agreement or fail to consummate the merger.

However, before receipt of the requisite approval by its shareholders or stockholders, respectively, Forest or Houston Exploration may engage in negotiations with a third party making an unsolicited, written acquisition proposal, provided that:

  •
  the board of directors of the party receiving the acquisition proposal has determined that such acquisition proposal constitutes, or is reasonably likely to result in, a superior proposal and that the third party making such acquisition proposal has the financial and legal capacity to consummate such proposal; and

  •
  the party receiving such acquisition proposal has complied with the terms of the merger agreement relating to acquisition proposals.

        In addition, before receipt of the requisite approval by its shareholders or stockholders, respectively, the board of directors of either Forest or Houston Exploration may withdraw its recommendation or declaration of advisability of the merger agreement if the board of directors determines in good faith that a failure to change its recommendation would reasonably be expected to be inconsistent with its fiduciary duties to Forest shareholders or Houston Exploration stockholders, respectively.

Termination of the Merger Agreement (see page 123)

        The merger agreement may be terminated and the merger may be abandoned at any time prior to the effective time of the merger by mutual written consent of Forest and Houston Exploration. Either party will also have the right to terminate the merger agreement upon the occurrence of any of the following:

  •
  the failure to consummate the merger by September 30, 2007, provided that a party may not terminate upon occurrence of this event if such party's failure to fulfill its obligations has caused or resulted in the merger not occurring before such time;

  •
  the failure to obtain the necessary Houston Exploration stockholder approval or Forest shareholder approval;

  •
  the existence of a law or regulation prohibiting the merger, or the entry of a final and nonappealable government order which permanently restrains, enjoins or prohibits consummation of the merger;

  •
  a material breach of the other party's representations, warranties or covenants that gives rise to a failure of certain conditions to closing or would otherwise materially impair or delay or otherwise have a material adverse effect on the non-breaching party's ability to consummate the transactions contemplated by the merger agreement (subject to a 30-day cure period, if the breach is capable of being cured);

  •
  a material breach or failure to perform by the other party of any of its covenants or agreements contained in the merger agreement as described under "The Merger Agreement—Covenants—No Solicitation of Alternative Transactions," or an adverse recommendation change has occurred with respect to the other party or the other party's board of directors or any committee thereof has resolved to make an adverse recommendation change;

  •
  by Houston Exploration, if Houston Exploration receives an acquisition proposal that the Houston Exploration board of directors determines in good faith is a superior proposal, provided that, prior to termination, Houston Exploration must provide Forest with a written notice of its intention to accept the superior proposal and a four business day period for Forest to make a counterproposal that would result in the acquisition proposal no longer being a superior proposal and, simultaneously with termination, Houston Exploration must pay a $55 million termination fee;

  •
  by Forest, if Forest receives an acquisition proposal that the Forest board of directors determines in good faith is a superior proposal, provided that, prior to termination, Forest must provide Houston Exploration with a written notice of its intention to accept the superior proposal and a four business day period for Houston Exploration to make a counterproposal that would result in the acquisition proposal no longer being a superior proposal and, simultaneously with termination, Forest must pay a $60 million termination fee; or

  •
  by Houston Exploration, if all conditions to closing of the merger have been satisfied or waived other than the condition relating to appraisal shares and Houston Exploration is prepared to close and Forest fails to waive the condition relating to appraisal shares.

See "The Merger Agreement—Termination of the Merger Agreement—General."

Termination Fees (see page 125)

        Under the merger agreement, Forest may be required to pay to Houston Exploration a termination fee of $60 million if the merger agreement is terminated under certain circumstances, and Houston Exploration may be required to pay Forest a termination fee of $55 million if the merger agreement is terminated under certain circumstances. In addition, Forest or Houston Exploration may be required to pay the other party an expense reimbursement fee of $5 million if the merger agreement is terminated under certain circumstances. See "The Merger Agreement—Termination of the Merger Agreement—Termination Fees and Expenses."

Certain Material U.S. Federal Income Tax Consequences of the Merger (see page 86)

        The merger is intended to qualify as a reorganization under section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. The U.S. federal income tax consequences of a reorganization to an exchanging Houston Exploration stockholder will depend on whether such stockholder receives only shares of Forest common stock, only cash, or a combination of Forest common stock and cash in exchange for its Houston Exploration common stock.

        Please refer to "The Merger—Certain Material U.S. Federal Income Tax Consequences" beginning on page 86 of this joint proxy statement/prospectus for a more complete discussion of the U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You are urged to consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Accounting Treatment (see page 90)

        Forest will account for the merger using the purchase method under U.S. generally accepted accounting principles, which are referred to herein as GAAP.

Payment of Dividends (see page 25)

Forest

        Forest does not currently pay cash dividends on its common stock. Forest's present or future ability to pay dividends is governed by (1) the provisions of the New York Business Corporation Law, (2) Forest's restated certificate of incorporation and bylaws, (3) the indentures governing Forest's outstanding senior notes, and, after the consummation of the merger, the indenture pertaining to Houston Exploration's senior subordinated notes, and (4) Forest's bank credit facilities. The provisions in the indentures pertaining to Forest's senior notes and bank credit facilities limit, and after the consummation of the merger, the indenture pertaining to Houston Exploration's senior subordinated notes will limit, Forest's ability to make restricted payments, which include dividend payments. The future payment of cash dividends, if any, on the Forest common stock is within the discretion of the Forest board of directors and will depend on Forest's earnings, capital requirements, financial condition and other relevant factors.

Houston Exploration

        Houston Exploration does not currently pay cash dividends on its common stock. The merger agreement generally provides that Houston Exploration may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement. In addition, the provisions in Houston Exploration's credit agreement and the indenture pertaining to Houston Exploration's senior subordinated notes limit Houston Exploration's ability to make restricted payments, which include dividend payments.

Financing of the Merger (see page 132)

        On January 5, 2007, Forest, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. entered into a commitment letter and fee letter with respect to the financing of the merger and the related transactions and the refinancing of certain of Forest's existing debt. The commitment letter provides for a commitment of an aggregate of up to $1.4 billion in financing under a five-year amended and restated revolving credit facility consisting of a $1.25 billion U.S. facility and a $150 million Canadian facility, which credit facilities will amend and restate Forest's existing credit facilities and are referred to as the credit facilities. Forest expects to finance the cash portion of the merger consideration, which is expected to be approximately $740 million in cash (based on the outstanding shares of Houston

Exploration common stock on January 4, 2007), through borrowings under the credit facilities. Forest expects also to use the credit facilities to pay for related merger costs and expenses, refinance existing debt of Forest and Houston Exploration and for general corporate purposes.

Comparison of Rights of Houston Exploration Stockholders and Forest Shareholders (see page 133)

        As a result of the merger, some or all of a Houston Exploration stockholder's shares of Houston Exploration common stock may be converted into shares of Forest common stock. Because Houston Exploration is a corporation organized under the laws of Delaware and Forest is a corporation organized under the laws of New York, there are material differences between the rights of Houston Exploration stockholders and the rights of Forest shareholders. These differences, as well as certain differences between the charters and bylaws of Forest and Houston Exploration, are described in detail under "Comparison of Rights of Houston Exploration Stockholders and Forest Shareholders."

Adoption of the Forest 2007 Stock Incentive Plan (see page 137)

        The board of directors of Forest has adopted the Forest 2007 Stock Incentive Plan, subject to approval of the adoption by the shareholders of Forest at the Forest special meeting. As of January 31, 2007, a total of 664,757 shares remained available for issuance under the Forest 2001 Stock Incentive Plan. The Forest board of directors believes that the adoption of the Forest 2007 Stock Incentive Plan is necessary to provide additional incentives and reward opportunities to its employees and to ensure that Forest has a sufficient number of shares available under its stock incentive plans to issue stock options to certain Houston Exploration employees as provided in the merger agreement. In the merger agreement, Forest has agreed that, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. If the adoption of the Forest 2007 Stock Incentive Plan is not approved by the Forest shareholders, Forest is obligated under the merger agreement to issue the stock options described in the preceding sentence under the NYSE's "new hire exception" rule.

        Neither the merger nor approval of the issuance of additional shares of Forest common stock in the merger is conditioned upon approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan. Further, approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is not conditioned upon approval of the issuance of additional shares of Forest common stock in the merger. However, if the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders and the merger is consummated, then 2.7 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan. If the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders, but the merger is not consummated, then 1.8 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan.

        See "Proposal to Approve the Adoption of the Forest 2007 Stock Incentive Plan." A copy of the Forest 2007 Stock Incentive Plan is attached to this joint proxy statement/prospectus as Annex E.

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION OF FOREST

        The following table shows Forest's summary historical consolidated financial data as of and for the nine months ended September 30, 2006 and September 30, 2005, and each of the five years ended December 31, 2005. The summary historical consolidated financial data for each of the five years ended December 31, 2005 are derived from Forest's audited financial statements that are not included herein. The summary historical consolidated financial data for the nine months ended September 30, 2006 and the nine months ended September 30, 2005 has been derived from Forest's unaudited financial statements. You should read the following data in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements set forth in Forest's Quarterly Report on Form 10-Q for the period ended September 30, 2006 and Annual Report on Form 10-K for the year ended December 31, 2005, where there is additional disclosure regarding the information in the following table. See also the pro forma information set forth elsewhere in this prospectus regarding the proposed merger with Houston Exploration. Forest's historical results are not necessarily indicative of results to be expected in future periods.

        On March 2, 2006, Forest completed the spin-off of its Gulf of Mexico offshore operations by means of a special dividend, which consisted of a pro rata spin-off of all outstanding shares of Forest Energy Resources, Inc., a total of 50,637,010 shares of common stock, to holders of record of Forest common stock as of the close of business on February 21, 2006. Immediately following the spin-off, Forest Energy Resources, Inc. was merged with a subsidiary of Mariner Energy, Inc. in a stock-for-stock transaction. The following summary historical financial information includes the revenues and expenses from Forest's offshore operations through the date of the spin-off. See Note 3 to the Unaudited Pro Forma Combined Financial Statements for the pro forma effects of the spin-off as though the spin-off had occurred on January 1, 2005.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In Thousands, Except Per Share Amounts)
Statement of Operations Data:
Revenue:
Oil and gas sales:
Natural gas	$312,102	470,711	647,936	573,342	439,700	288,542	467,767
Oil, condensate, and natural gas liquids	318,137	323,664	414,581	336,438	215,493	183,198	247,085

Total oil and gas sales	630,239	794,375	1,062,517	909,780	655,193	471,740	714,852
Marketing, processing, and other	5,899	5,207	9,528	3,118	1,985	1,128	(85)

Total revenue	636,138	799,582	1,072,045	912,898	657,178	472,868	714,767
Operating expenses:
Lease operating expenses	115,823	145,219	199,761	189,161	124,482	131,153	154,048
Production and property tax	30,699	31,358	42,615	32,241	19,929	13,372	16,623
Transportation costs	15,865	14,352	19,499	16,792	9,759	14,174	15,579
Accretion of asset retirement obligations	5,879	12,951	17,317	17,251	13,785	—	—
Depreciation and depletion	203,426	284,554	368,679	354,092	234,822	185,288	224,176
Impairments and other	2,078	6,926	11,132	12,929	16,910	—	18,072
General and administrative (including stock-based compensation)	38,755	31,694	43,703	32,145	36,322	37,642	29,138
Spin-off and merger costs	5,416	—	—	—	—	—	9,836

Total operating expenses	417,941	527,054	702,706	654,611	456,009	381,629	467,472

Earnings from operations	218,197	272,528	369,339	258,287	201,169	91,239	247,295

Other income and expense:
Interest expense	51,613	46,224	61,403	57,844	49,341	50,433	50,021
Unrealized (gains) losses on derivative instruments, net	(68,178)	74,365	21,373	1,088	(451)	788	(11,556)
Realized losses (gains) on derivative instruments, net	30,496	(280)	35,390	(336)	68	1,253	(376)
Unrealized foreign currency exchange loss	766	—	—	—	—	—	—
Other (income) expense, net	(200)	4,251	6,247	(2,179)	7,347	5,641	23,529

Total other income and expense	14,497	124,560	124,413	56,417	56,305	58,115	61,618

Earnings before income taxes, discontinued operations and cumulative effect of change in accounting principle	203,700	147,968	244,926	201,870	144,864	33,124	185,677
Income tax expense:
Current	2,078	1,971	3,498	2,960	693	228	2,363
Deferred	66,391	51,660	89,860	75,784	53,943	11,813	76,877

Total income tax expense	68,469	53,631	93,358	78,744	54,636	12,041	79,240

Earnings from continuing operations	135,231	94,337	151,568	123,126	90,228	21,083	106,437
Income (loss) from discontinued operations, net of tax	2,422	—	—	(575)	(7,731)	193	(2,694)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	5,854	—	—

Net earnings	$137,653	94,337	151,568	122,551	88,351	21,276	103,743

Basic earnings per common share:
Earnings from continuing operations	$2.17	1.54	2.47	2.16	1.82	.45	2.23
Income (loss) from discontinued operations, net of tax	.04	—	—	(.01)	(.15)	—	(.05)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	.12	—	—

Net earnings per common share	$2.21	1.54	2.47	2.15	1.79	.45	2.18

Diluted earnings per common share:
Earnings from continuing operations	$2.13	1.50	2.41	2.12	1.79	.44	2.16
Income (loss) from discontinued operations, net of tax	.04	—	—	(.01)	(.15)	—	(.05)
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	.11	—	—

Net earnings per common share	$2.17	1.50	2.41	2.11	1.75	.44	2.11

Weighted average shares basic	62,187	61,198	61,405	56,925	49,450	46,935	47,674
Weighted average shares diluted	63,381	62,707	62,878	58,089	50,353	48,207	49,282
Cash Flow Data:
Net cash provided by operating activities	$346,616	518,432	628,565	568,013	381,984	190,772	500,810
Net cash used in investing activities	(749,726)	(538,397)	(671,230)	(455,901)	(659,181)	(356,613)	(423,656)
Net cash provided by (used in) financing activities	407,356	(27,917)	(4,596)	(68,269)	274,549	170,828	(81,533)
Balance Sheet Data:
Working capital (deficit)	$(81,494)	(262,293)	(206,991)	(40,147)	(57,749)	(31,204)	(38,333)
Property, plant and equipment, net	2,727,561	3,105,401	3,200,018	2,721,118	2,433,966	1,687,885	1,516,900
Total assets	3,071,369	3,572,696	3,645,546	3,122,505	2,683,548	1,924,681	1,796,369
Long-term debt and notes payable	1,096,076	851,480	884,807	888,819	929,971	767,219	594,178
Shareholders' equity	1,407,208	1,527,302	1,684,522	1,472,147	1,185,798	921,211	923,943

        The following is a summary of Forest's estimated proved reserves as of December 31, 2006.

Estimated Proved Reserves	As of December 31, 2006
Oil and condensate (MBbls)	85,304
Gas (MMcf)	778,039
Natural gas liquids (MBbls)	27,560
Equivalent (MMcfe)	1,455,223

        For financial reporting purposes, Forest uses reserve estimates prepared by its internal staff of engineers. A substantial portion of Forest's reserves are audited by an independent petroleum engineering firm, DeGolyer and MacNaughton, engaged by Forest. Forest's reserve audit procedures require DeGolyer and MacNaughton to prepare its own independent estimates of proved reserves for fields comprising at least 80% of the aggregate value of Forest's year-end proved reserves, discounted at 10% per annum, for each country in which Forest owns fields for which proved reserves have been recorded. The fields selected for audit comprise at least the top 80% of Forest's fields based on the discounted value of such fields and a minimum of 80% of the value added during the year through discoveries, extensions, and acquisitions. Forest may also include fields that fall outside of the top 80% that represent material volumes of proved reserves, have experienced material revisions to prior estimates of proved reserve volumes or value, or have experienced changes as a result of new operational activity. The procedures prohibit exclusions of any fields, or any part of a field, that comprises part of the top 80%. The independent reserve engineers then compare their estimates to those prepared by Forest. The independent reserve audits prepared for Forest are not financial audits and are not performed in accordance with the established generally accepted financial audit procedures. Instead, a reserve audit is conducted based on rules and regulations, reserve definitions and, costs and price parameters specified by the SEC.

        For year-end 2006, DeGolyer and MacNaughton independently audited estimates relating to properties constituting approximately 83% of Forest's reserves, as of December 31, 2006, based on reserve values. When compared on a field-by-field basis, some of Forest's estimates of net proved reserves are greater and some are less than the estimates prepared by DeGolyer and MacNaughton. However, there was no material difference, in the aggregate, between Forest's internal estimates of total net proved reserves and the estimates prepared by DeGolyer and MacNaughton for the fields subject to audit.

SUMMARY HISTORICAL FINANCIAL AND OPERATING INFORMATION
OF HOUSTON EXPLORATION

        The following table shows Houston Exploration's summary historical consolidated financial data as of and for the nine months ended September 30, 2006 and September 30, 2005, and each of the five years ended December 31, 2005. The summary historical consolidated financial data for each of the five years ended December 31, 2005 are derived from Houston Exploration's audited financial statements that are not included herein. The summary historical consolidated financial data for the nine months ended September 30, 2006 and the nine months ended September 30, 2005 has been derived from Houston Exploration's unaudited financial statements. You should read the following data in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the consolidated financial statements set forth in Houston Exploration's Quarterly Report on Form 10-Q for the period ended September 30, 2006 and Annual Report on Form 10-K for the year ended December 31, 2005, as amended, where there is additional disclosure regarding the information in the following table. See also the pro forma information set forth elsewhere in this prospectus regarding the proposed merger with Forest. Houston Exploration's historical results are not necessarily indicative of results to be expected in future periods.

        On March 31, 2006, Houston Exploration completed the sale of the Texas portion of its Gulf of Mexico assets for a gross sale price of $220 million. On June 1, 2006, Houston Exploration completed the sale of substantially all of its Louisiana Gulf of Mexico assets for a gross sale price of $590 million. The sale transactions did not include 18 Louisiana offshore blocks retained by Houston Exploration. The following summary historical financial information of Houston Exploration includes the revenues and expenses from Houston Exploration's Texas and Louisiana Gulf of Mexico assets through March 31, 2006, May 31, 2006 and June 1, 2006, respectively. See Note 4 to the Unaudited Pro Forma Combined Financial Statements for the pro forma effects of the sale of substantially all of Houston Exploration's Texas and Louisiana Gulf of Mexico assets as though the sales had each occurred on January 1, 2005.

	Nine Months Ended September 30,		Years Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(In Thousands, Except Per Share Amounts)
Income Statement Data:
Revenues:
Natural gas and oil revenues	$453,505	466,011	620,271	649,087	491,440	344,295	387,156
Other	1,350	939	1,272	1,352	1,312	1,086	1,353

Total revenues	454,855	466,950	621,543	650,439	492,752	345,381	388,509

Expenses:
Lease operating expense	52,052	52,263	67,796	55,925	47,072	33,976	25,291
Severance tax	15,598	11,629	18,121	11,933	15,958	9,487	11,035
Transportation expense	8,176	8,759	11,883	11,819	10,387	9,317	7,652
Asset retirement accretion expense	2,885	3,964	5,278	4,902	3,668	—	—
Depreciation, depletion and amortization	194,184	215,249	295,351	265,148	197,530	171,610	128,736
Writedown in carrying value	—	—	—	—	—	—	6,170
General and administrative, net	26,703	27,552	38,378	32,899	19,542	13,077	17,110

Total operating expenses	299,598	319,416	436,807	382,626	294,157	237,467	195,994
Income from operations	155,257	147,534	184,736	267,813	198,595	107,914	192,515

Other (income) expense	(10,500)	286	142	(1,058)	(15,746)	(9,070)	119
Interest expense, net	20,352	10,171	16,535	9,455	8,342	7,398	2,992

Income before income taxes	145,405	137,077	168,059	259,416	205,999	109,586	189,404
Income tax provision	58,259	51,728	62,890	96,592	72,187	39,092	66,803

Income before cumulative effect of change in accounting principle	87,146	85,349	105,169	162,824	133,812	70,494	122,601
Cumulative effect of change in accounting principle	—	—	—	—	(2,772)	—	—

Net income	$87,146	85,349	105,169	162,824	131,040	70,494	122,601

Earnings per share:
Basic:
Income per share before cumulative effect of change in accounting principle	$3.06	2.98	3.66	5.50	4.30	2.31	4.06
Cumulative effect of change in accounting principle	—	—	—	—	(0.09)	—	—

Net income per basic share	$3.06	2.98	3.66	5.50	4.21	2.31	4.06

Diluted:
Income per share before cumulative effect of change in accounting principle change	$3.06	2.95	3.62	5.44	4.29	2.28	4.00
Cumulative effect of change in accounting principle	—	—	—	—	(0.09)	—	—

Net income per diluted share	$3.06	2.95	3.62	5.44	4.20	2.28	4.00

Weighted average shares basic	28,458	28,641	28,707	29,616	31,097	30,569	30,228
Weighted average shares diluted	28,492	28,966	29,037	29,932	31,213	30,878	30,645
Cash Flow Data:
Net cash provided by operating activities	$339,163	383,981	460,509	527,141	381,969	243,601	355,311
Net cash (used in) investing activities	(39,529)	(400,998)	(727,003)	(509,922)	(452,959)	(252,857)	(365,556)
Net cash provided by (used in) financing activities	(289,178)	7,217	255,896	(1,211)	55,528	17,668	9,189
Balance Sheet Data:
Working capital (deficit)	$39,625	(362,013)	(214,525)	(31,884)	(36)	10,550	34,314
Property, plant and equipment, net	1,478,558	1,758,894	2,018,340	1,548,256	1,371,129	1,022,414	938,761
Total assets	2,013,568	2,107,493	2,361,624	1,722,577	1,509,065	1,151,068	1,059,092
Long-term debt and notes payable	362,000	349,000	597,000	355,000	302,000	252,000	244,000
Stockholders' equity	956,709	517,176	693,138	782,920	735,534	592,789	565,881

        The following is a summary of Houston Exploration's estimated proved reserves as of December 31, 2006.

Estimated Proved Reserves	As of December 31, 2006(1)
Oil and natural gas liquids (MBbls)	4,615
Natural gas (MMcf)	671,636
Total equivalent (MMcfe)	699,328

(1)
After completion of the merger, Forest intends to undertake a review of Houston Exploration's reserves. Depending on Forest's allocation of capital resources relating to the development and exploitation of Houston Exploration's oil and gas properties, commodity prices and service costs, the estimate of proved reserves attributable to such properties may be affected. For example, Forest does not currently expect to maintain as vigorous an exploitation program in the Uinta Basin as Houston Exploration has contemplated until further evaluation can be completed.

        All of Houston Exploration's net proved reserves as of December 31, 2006 are estimated by independent petroleum engineering consultants, Netherland, Sewell & Associates, Inc., engaged by Houston Exploration. These reserve estimates are prepared based on rules and regulations, reserve definitions, costs and price parameters specified by the SEC. Reservoir engineering is a complex and subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates prepared by one engineer may vary from those prepared by another.

        In calculating its ceiling test at December 31, 2006, based on an average net wellhead price in effect on that day of approximately $4.95 per Mcf, Houston Exploration estimated that the carrying value of its full cost pool exceeded the ceiling limitation by approximately $573 million to $596 million (pre tax) and approximately $370 million to $385 million (after tax). However, subsequent to December 31, 2006, the market price for natural gas has increased. The requirement, if any, for a writedown will depend on the market price for natural gas on a date shortly prior to Houston Exploration's filing of its Annual Report on Form 10-K for the year ended December 31, 2006. Houston Exploration anticipates that a fourth quarter 2006 ceiling test writedown will be required only if its average net wellhead price is less than approximately $6.70 per Mcf as of the final testing date.

SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

        The following summary unaudited pro forma combined statement of operations data of Forest for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been prepared to give effect to the merger as if the merger had occurred on January 1, 2005. The unaudited pro forma combined balance sheet data of Forest as of September 30, 2006 has been prepared to give effect to the merger as if the merger had occurred on September 30, 2006.

        The following unaudited pro forma financial information is not necessarily indicative of the results that might have occurred had the transaction taken place on September 30, 2006 or January 1, 2005 and are not intended to be a projection of future results. Future results may vary significantly from the results reflected in the following unaudited pro forma financial information because of normal production declines, changes in commodity prices, future acquisitions and divestitures, future development and exploration activities, and other factors. The following unaudited pro forma financial information should be read in conjunction with the unaudited pro forma combined financial statements and the notes thereto included elsewhere in this joint proxy statement/prospectus. The unaudited pro forma financial information below gives pro forma effect to Forest's spin-off of its offshore Gulf of Mexico operations and Houston Exploration's sale of substantially all of its offshore Gulf of Mexico operations, as though each disposition occurred on January 1, 2005. See Note 3 and Note 4 to the Unaudited Pro Forma Combined Financial Statements for more information.

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	(In Thousands, Except Per Share Data)
Pro Forma Combined Statement of Operations Data:
Revenue:
Oil and gas sales:
Natural gas	$589,336	701,881
Oil, condensate, and natural gas liquids	325,909	330,354

Total oil and gas sales	915,245	1,032,235
Marketing, processing, and other	5,983	9,768

Total revenue	921,228	1,042,003
Operating expenses:
Lease operating expenses	124,105	140,872
Production and property taxes	49,911	63,932
Transportation costs	22,982	26,291
General and administrative (including stock-based compensation)	65,160	80,318
Depreciation and depletion	352,432	426,680
Accretion of asset retirement obligations	5,225	6,429
Impairments and other	2,078	3,904
Spin-off and merger costs	5,416	—

Total operating expenses	627,309	748,426

Earnings from operations	293,919	293,577

Other income and expense:
Interest expense	80,697	89,361
Unrealized (gains) losses on derivative instruments, net	(85,937)	(3,257)
Realized losses (gains) on derivative instruments, net	30,453	23,646
Unrealized foreign currency exchange loss	766	—
Other (income) expense, net	(1,479)	7,929

Total other income and expense	24,500	117,679

Earnings before income taxes and discontinued operations	269,419	175,898
Income tax expense	94,474	65,234

Earnings from continuing operations	174,945	110,664
Income from discontinued operations, net of tax	2,422	—

Net earnings	$177,367	110,664

Basic earnings per common share:
Earnings from continuing operations	$2.04	1.30
Income from discontinued operations, net of tax	.03	—

Net earnings per common share	$2.07	1.30

Diluted earnings per common share:
Earnings from continuing operations	$2.01	1.28
Income from discontinued operations, net of tax	.03	—

Net earnings per common share	$2.04	1.28

Weighted average shares outstanding:
Basic	85,811	85,029

Diluted	87,005	86,502

Pro Forma Combined Balance Sheet Data (as of September 30, 2006):
Total assets	$5,420,277
Long-term liabilities	2,803,382
Total shareholders' equity	2,122,548

UNAUDITED COMPARATIVE PER SHARE DATA

        The following table summarizes unaudited per share data for Forest and Houston Exploration on a historical basis, on an equivalent pro forma combined basis for Houston Exploration and on a pro forma basis for Forest giving effect to the merger and the spin-off by Forest and the sale by Houston Exploration of their respective Gulf of Mexico operations. It has been assumed for purposes of the pro forma financial information provided below that the merger was completed on January 1, 2005 for statement of operations purposes, and on September 30, 2006 for balance sheet purposes. The following information should be read in conjunction with the audited consolidated financial statements of Forest and Houston Exploration as of and for the years ended December 31, 2005, and the unaudited consolidated financial statements of Forest and Houston Exploration for the nine months ended September 30, 2006, each of which is incorporated by reference into this joint proxy statement/prospectus, and with the information under "Unaudited Pro Forma Combined Financial Statements" and related notes included elsewhere in this joint proxy statement/prospectus. The pro forma information presented below is for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the merger had been completed as of the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of Forest after the merger.

	Forest Historical	Houston Exploration Historical	Houston Exploration Pro Forma Equivalents(2)	Forest Pro Forma(3)(4)
For the nine months ended September 30, 2006 (per share):
Income from continuing operations
Basic	$2.17	$3.06	$3.43	$2.04
Diluted	2.13	3.06	3.38	2.01
Dividends declared	—	—	—	—
Book value at period end(1)	22.36	34.14	41.26	24.55
For the year ended December 31, 2005 (per share):
Income from continuing operations
Basic	$2.47	$3.66	$2.19	$1.30
Diluted	2.41	3.62	2.15	1.28
Dividends declared	—	—	—	—
Book value at period end(1)	26.10	23.92	N/A	N/A

(1)
Book value per share is computed by dividing shareholders' equity by the number of shares of common stock at the end of such period.

(2)
Houston Exploration equivalent pro forma combined per share amounts are calculated by multiplying the pro forma combined per share amounts by an assumed exchange ratio of 1.6808 shares of Forest common stock that would be exchanged for each share of Houston Exploration common stock pursuant to the merger for those electing and receiving all of their merger consideration in the form of shares of Forest common stock, based on the closing price of Forest common stock on January 5, 2007.

(3)
The pro forma combined income from continuing operations per share is calculated by dividing the pro forma income from continuing operations by the pro forma weighted average number of shares outstanding during the period.

(4)
The pro forma per share combined income from continuing operations has been adjusted to reflect Forest's spin-off and merger of its offshore Gulf of Mexico operations on March 2, 2006 and Houston Exploration's sale of substantially all of its offshore Gulf of Mexico properties on March 31, 2006, May 31, 2006 and June 1, 2006. See Note 3 and Note 4 to the Unaudited Pro Forma Combined Financial Statements.

COMPARATIVE FOREST AND HOUSTON EXPLORATION
MARKET PRICE DATA AND DIVIDEND INFORMATION

        Forest common stock is listed on the NYSE under the symbol "FST." Houston Exploration common stock is listed on the NYSE under the symbol "THX." The following table presents closing prices for shares of Forest common stock and Houston Exploration common stock on January 5, 2007, the last trading day before the public announcement of the execution of the merger agreement by Forest and Houston Exploration, and            , 2007, the latest practicable trading day before the date of this joint proxy statement/prospectus. For illustrative purposes, the following table also provides Houston Exploration equivalent per share information on those dates, as determined by multiplying the closing prices of shares of Forest common stock on those dates by 1.6806 and            , each representing the number of shares of Forest common stock that Houston Exploration stockholders electing to receive shares of Forest common stock would receive pursuant to the merger for each share of Houston Exploration common stock, based on (1) a hypothetical average Forest common stock value of $31.22, which was the closing price of shares of Forest common stock on January 5, 2007, and (2) a hypothetical average Forest common stock value of $    based on the volume-weighted average of the trading sale prices per Forest common stock during the 10 consecutive trading days ending on            , 2007, respectively, and assuming no adjustment for oversubscriptions. The merger consideration will be based on a formula designed to substantially equalize the value of the consideration to be received for each share of Houston Exploration common stock, at the time the calculation is made, regardless of whether Houston Exploration stockholders elect to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock, or make no election. See "The Merger Agreement—Merger Consideration" beginning on page 93 of this joint proxy statement/prospectus.

	Forest Common Stock	Houston Exploration Common Stock	Houston Exploration Equivalent Per Share Common Stock
January 5, 2007	$31.22	$48.69	$52.47
, 2007

        The table below sets forth, for the calendar quarters indicated, the high and low intraday sale prices per share of Forest common stock and Houston Exploration common stock on the NYSE, as well as adjusted prices for Forest common stock that adjust for the stock dividend granted by Forest on March 2, 2006. No cash dividends have been declared on shares of Forest common stock or Houston Exploration common stock for the calendar quarters indicated. Forest's present or future ability to pay dividends is governed by (1) the provisions of the New York Business Corporation Law, (2) Forest's restated certificate of incorporation and bylaws, (3) Forest's 8% Senior Notes due 2008, Forest's 8% Senior Notes due 2011 and Forest's 7 3/4% Senior Notes due 2014, and, after the consummation of the merger, the indenture pertaining to Houston Exploration's senior subordinated notes, and (4) Forest's bank credit facilities. The provisions in the indentures pertaining to Forest's senior notes and bank credit facilities limit, and after the consummation of the merger, the indenture pertaining to Houston Exploration's senior subordinated notes will limit, Forest's ability to make restricted payments, which include dividend payments. The future payment of cash dividends, if any, on the Forest common stock is within the discretion of the Forest board of directors and will depend on Forest's earnings, capital requirements, financial condition and other relevant factors. The merger agreement generally provides that Houston Exploration may not declare, set aside or pay any dividend prior to the effective time of the merger or the termination of the merger agreement. In addition, the provisions in Houston Exploration's credit agreement and the indenture pertaining to Houston Exploration's senior subordinated notes limit Houston Exploration's ability to make restricted payments, which include dividend payments.

		Forest Common Stock (Historical)(1)		Forest Common Stock (As Adjusted)(1)		Houston Exploration Common Stock
Calendar Year
		High	Low	High	Low	High	Low
2004	First Quarter	$29.60	$23.47	$19.82	$15.72	$45.85	$35.79
	Second Quarter	27.67	23.24	18.53	15.56	52.47	41.40
	Third Quarter	30.56	24.35	20.47	16.31	59.79	48.30
	Fourth Quarter	34.12	28.17	22.85	18.87	61.80	53.65
2005	First Quarter	43.29	28.87	29.00	19.34	62.29	51.14
	Second Quarter	44.00	34.21	29.47	22.91	59.40	45.60
	Third Quarter	54.76	40.77	36.68	27.31	71.47	53.30
	Fourth Quarter	54.25	40.26	36.34	26.97	67.83	49.86
2006	First Quarter	52.99	32.51	37.82	30.80	62.56	48.13
	Second Quarter	39.75	28.00	39.75	28.00	62.50	49.75
	Third Quarter	35.28	29.06	35.28	29.06	66.21	54.36
	Fourth Quarter	36.17	29.13	36.17	29.13	57.75	51.60
2007	First Quarter (through February 2, 2007)	32.71	28.84	32.71	28.84	52.67	48.01

(1)
On March 2, 2006, Forest completed the spin-off of its offshore Gulf of Mexico properties by means of a special stock dividend paid to all shareholders of Forest common stock. The special stock dividend consisted of 0.8093 shares of a wholly owned subsidiary of Forest for each outstanding share of Forest common stock, which immediately thereafter became the right to receive one share of Mariner Energy, Inc. for each whole share of such subsidiary in connection with the merger of Mariner Energy, Inc. and such subsidiary. Based on the ratio of 0.8093 Mariner shares for each Forest share, the value of the stock dividend to Forest shareholders is deemed by Forest to be equal to $16.51, or the closing price of Mariner Energy, Inc. common stock on March 2, 2006 ($20.40) multiplied by 0.8093.

The prices shown in the "As Adjusted" column above for the first quarter of 2004 through the first quarter of 2006 have been adjusted to reflect the special stock dividend paid on March 2, 2006. The ratio used for this historical price adjustment is 0.6698. This represents the ratio of (x) $33.49, the per share value of Forest common stock immediately after the stock dividend, which was the opening price for Forest shares on March 2, 2006, to (y) $50.00, which represents the sum of $33.49 plus $16.51, the value of the stock dividend described above. That is, $33.49 divided by $50.00 equals 0.6698. Prices from second quarter of 2006 onward are identical in both columns relating to Forest common stock.

        Forest and Houston Exploration urge Forest shareholders and Houston Exploration stockholders to obtain current market quotations for shares of Forest common stock and Houston Exploration common stock before making any decision regarding the issuance of additional shares of Forest common stock in the merger or the adoption of the merger agreement, as applicable.

RISK FACTORS

        In addition to the other information included or incorporated by reference in this joint proxy statement/ prospectus, including the matters addressed under "Cautionary Statement Concerning Forward-Looking Statements," Forest shareholders and Houston Exploration stockholders should carefully consider the following risks before deciding how to vote. In addition, Forest shareholders and Houston Exploration stockholders should read and consider the risks associated with the businesses of each of Forest and Houston Exploration in deciding whether to vote to issue the shares or adopt the merger agreement because these risks will relate to Forest after the merger. Certain of these risks can be found in Forest's Annual Report on Form 10-K for the year ended December 31, 2005, which is incorporated by reference into this joint proxy statement/prospectus, and in Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2005, as amended, and Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2006, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information; Incorporation by Reference."

Risk Factors Relating to the Merger

Because the merger consideration is fixed and the market price of shares of Forest common stock will fluctuate, Houston Exploration stockholders cannot be sure of the value of the merger consideration they will receive.

        Upon the effective time of the merger, each share of Houston Exploration common stock will be converted into the right to receive merger consideration consisting of shares of Forest common stock and/or cash pursuant to the terms of the merger agreement, meaning that each Houston Exploration stockholder may elect to receive his or her merger consideration entirely in cash, entirely in shares of Forest common stock, or a combination of cash and shares of Forest common stock, subject to the proration procedures set forth in the merger agreement and described herein. The value of the merger consideration to be received by Houston Exploration stockholders will be based in part on the average of the per share closing sales price of shares of Forest common stock on the NYSE during the 10 consecutive trading day valuation period ending on the third calendar day prior to the effective time of the merger. This average price may vary from the market price of shares of Forest common stock on the date the merger was announced, on the date that this joint proxy statement/prospectus is mailed to Houston Exploration stockholders, on the date of closing, on the date Houston Exploration stockholders make an election with respect to the merger consideration or on the date of the special meeting of Houston Exploration stockholders.

        Because Forest is issuing a fixed number of shares of Forest common stock and a fixed amount of cash as part of the merger consideration (in each case subject to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to the exercise of Houston Exploration outstanding stock options or otherwise), and because the provisions of the merger agreement operate to substantially equalize the value of the consideration to be received for each share of Houston Exploration common stock at the time the calculation is made, any change in the price of shares of Forest common stock prior to the effective time of the merger will affect the value of the merger consideration that Houston Exploration stockholders will be entitled to receive upon the effective time of the merger, regardless of whether Houston Exploration stockholders elect to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock, or do not make an election.

        Changes in the price of shares of Forest common stock may result from a variety of factors, including:

  •
  market reaction to the announcement of the merger and market assessment of its likelihood of being consummated;

  •
  changes in oil or natural gas prices;

  •
  changes in the respective businesses, operations and prospects of Forest and Houston Exploration, including Forest's and Houston Exploration's ability to meet earnings estimates;

  •
  governmental or litigation developments or regulatory considerations affecting Forest or Houston Exploration or the industry generally; and

  •
  general business, market, industry or economic conditions.

        Many of these factors are beyond the control of Forest and Houston Exploration.

Houston Exploration stockholders may receive a form or combination of consideration different from what they elect.

        While each Houston Exploration stockholder may elect to receive all cash, all shares of Forest common stock or a combination of cash and shares of Forest common stock pursuant to the merger, the pools of cash and shares of Forest common stock available for all Houston Exploration stockholders will be fixed (subject in each case to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to the exercise of Houston Exploration outstanding stock options or otherwise). Accordingly, depending on the elections made by other Houston Exploration stockholders and the average of the per share closing sales price of shares of Forest common stock on the NYSE during the 10 consecutive trading day valuation period ending on the third calendar day prior to the effective time of the merger, Houston Exploration stockholders may receive a proportion of cash and/or shares of Forest common stock that is different from what they elected. If a Houston Exploration stockholder does not submit a properly completed and signed election form to the exchange agent by the election deadline of 5:00 p.m., New York City time, on            , 2007, then such stockholder will have no control over the type of merger consideration such stockholder may receive, and, consequently, may receive only cash, only shares of Forest common stock, or a combination of cash and shares of Forest common stock pursuant to the merger.

Houston Exploration stockholders who elect a specific form of merger consideration will not be able to sell their shares of Houston Exploration common stock unless they revoke their election prior to the election deadline.

        If Houston Exploration stockholders want to make an election with respect to the type of merger consideration they receive, they must deliver their stock certificates (or follow the procedures for guaranteed delivery) and a properly completed and signed election form to the exchange agent no later than the election deadline of 5:00 p.m., New York City time, on            , 2007. Houston Exploration stockholders will not be able to sell any shares of Houston Exploration common stock that they have delivered unless they revoke their election before the deadline by providing written notice to the exchange agent. In the time between delivery of their shares of Houston Exploration common stock and the closing of the merger, the market price of Houston Exploration common stock or shares of Forest common stock may decrease, and Houston Exploration stockholders who might otherwise want to sell their shares of Houston Exploration common stock to gain access to cash, make other investments, or reduce the potential for a decrease in the value of their investment, will be unable to do so after the election deadline.

        However, if the closing of the merger has not occurred within 10 days of the election deadline, then, unless the closing of the merger is then scheduled to take place by the tenth day after the election deadline, the election deadline shall be changed, unless Forest and Houston Exploration agree not to change the election deadline, to the tenth day after the election deadline or such other date as agreed to by Forest and Houston Exploration. If a new election deadline is set, Houston Exploration and Forest shall publicly announce the new election deadline.

Any delay in completing the merger may substantially reduce the benefits expected to be obtained from the merger.

        In addition to obtaining the required regulatory clearances and approvals, the merger is subject to a number of other conditions beyond the control of Houston Exploration and Forest that may prevent, delay or otherwise materially adversely affect its completion. See "The Merger Agreement—Conditions to the Completion of the Merger." Forest and Houston Exploration cannot predict whether or when these other conditions will be satisfied. Any delay in completing the merger may materially adversely affect the synergies and other benefits that Forest and Houston Exploration expect to achieve if the merger and the integration of their respective businesses is completed within the expected timeframe.

  Houston Exploration could incur a ceiling test writedown prior to completion of the merger.

        Both Houston Exploration and Forest use the full cost method of accounting to report their oil and gas operations. Accordingly, both companies capitalize the cost to acquire, explore for and develop oil and gas properties. Under full cost accounting rules, the net capitalized costs of oil and gas properties may not exceed a "ceiling limit," which is based upon the present value of estimated future net revenues from proved reserves, discounted at 10%. If net capitalized costs of oil and gas properties exceed the ceiling limit, the company must charge the amount of the excess to its earnings. This is called a "ceiling test writedown." Under the accounting rules, Houston Exploration and Forest are each required to perform a ceiling test each quarter. A ceiling test writedown would not impact cash flow from operating activities, but it would reduce shareholders' equity. The risk of a required ceiling test writedown in the carrying value of oil and gas properties increases when oil and gas prices are low or volatile. In addition, writedowns may occur in the event of (1) substantial downward adjustments to estimated proved reserves or undeveloped property values, (2) capital expenditures that do not generate equivalent or greater value in proved reserves, (3) increases in estimated future operating, development and abandonment costs or (4) delays in estimated timing of projects. In calculating its ceiling test at December 31, 2006, based on an average net wellhead price in effect on that day of approximately $4.95 per Mcf, Houston Exploration estimated that the carrying value of its full cost pool exceeded the ceiling limitation by approximately $573 million to $596 million (pre tax) and approximately $370 to $385 million (after tax). On a stand-alone basis without giving pro forma effect to the proposed merger with Houston Exploration, Forest would not incur a ceiling test writedown based on December 31, 2006 prices. Pursuant to full cost accounting rules, alternative prices can be used to compute the ceiling test should prices recover subsequent to year-end. Therefore, the requirement, if any, for a year-end writedown for Houston Exploration will depend on the market price for natural gas on a date shortly prior to Houston Exploration's filing of its Annual Report on Form 10-K for the year ended December 31, 2006. Houston Exploration anticipates that a fourth quarter 2006 ceiling test writedown will be required if its average net wellhead price is less than approximately $6.70 per Mcf as of the final testing date. There can be no assurance that Houston Exploration will not experience a significant ceiling test writedown, either at year-end 2006 or during any other quarterly test that is required prior to completion of the merger.

Forest and Houston Exploration will incur substantial transaction and merger-related costs in connection with the merger.

        Forest and Houston Exploration expect to incur a number of non-recurring transaction fees and other costs associated with completing the merger, combining the operations of the two companies and achieving desired synergies. These fees and costs will be substantial. Additional unanticipated costs may be incurred in the integration of the businesses of Forest and Houston Exploration. Although Forest and Houston Exploration expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of their businesses will offset the incremental transaction and merger-related costs over time, this net benefit may not be achieved in the near term, or at all.

The businesses of Forest and Houston Exploration, as well as other businesses that Forest may acquire after completion of the merger, may be difficult to integrate, disrupt Forest's business, dilute shareholder value or divert management attention.

        Risks with respect to the combination of Forest and Houston Exploration, as well as other recent and future acquisitions, include:

  •
  difficulties in the integration of the operations and personnel of the acquired company;

  •
  diversion of management's attention away from other business concerns; and

  •
  the assumption of any undisclosed or other potential liabilities of the acquired company.

Directors and executive officers of Houston Exploration may have conflicts of interest in recommending that Houston Exploration stockholders vote to adopt the merger agreement.

        Executive officers of Houston Exploration negotiated the terms of the merger agreement, and the Houston Exploration board of directors unanimously approved the merger agreement and unanimously recommends that Houston Exploration stockholders vote in favor of the proposal to adopt the merger agreement. These directors and executive officers may have interests in the merger that are different than, or in addition to or in conflict with, those of Houston Exploration stockholders. Houston Exploration stockholders should take into account such interests when they consider the Houston Exploration board of directors' recommendation that they vote for adoption of the merger agreement.

        These interests may include:

  •
  severance benefits for certain executive officers whose employment is terminated under certain circumstances after the effective time of the merger;

  •
  the accelerated vesting of, and payment in the merger with respect to, certain stock options and lapse of restrictions on shares of restricted stock for certain directors and executive officers;

  •
  Houston Exploration's executive officers will be entitled to a "stay-on" bonus pursuant to the Houston Exploration Change of Control Plan in the amount of 125% of the officer's target bonus, payable one-half on or as soon as reasonably practical following the merger and the remaining one-half 60 days after the merger, or the date of the executive officer's termination of employment, if earlier;

  •
  Houston Exploration's executive officers and other employees will become 100% vested in their unvested accrued benefits under the Houston Exploration 401(k) Plan and Trust, the Houston Exploration Supplemental Executive Retirement Plan and the Houston Exploration 2005 Executive Deferred Compensation Plan;

  •
  an executive officer's benefit under the Houston Exploration Supplemental Executive Retirement Plan will be paid in a lump sum cash payment (rather than in the form of an annuity) if the executive officer's employment is terminated by Forest without cause or the executive officer resigns for good reason within two years following the merger;

  •
  certain of Houston Exploration's executive officers may be offered employment with Forest after the effective time of the merger;

  •
  certain of Houston Exploration's executive officers may be entitled to the grant of stock options to acquire Forest common stock, which options would be granted within five business days after the effective time of the merger; and

  •
  all current and certain former directors and officers will be indemnified by Forest with respect to acts or omissions by them in their capacities as such prior to the effective time of the merger.

        As a result of these interests, these directors and executive officers may be more likely to support and to vote to adopt the merger agreement than if they did not have these interests. For a discussion of the interests of directors and executive officers in the merger, see "The Merger—Interests of the Directors and Executive Officers of Houston Exploration in the Merger."

In certain circumstances, the merger agreement requires payment of a termination fee of $55 million by Houston Exploration to Forest and, under certain circumstances, Houston Exploration must allow Forest four business days to match any alternative acquisition proposal prior to any change in the Houston Exploration board's recommendation. These terms could affect the decisions of a third party proposing an alternative transaction to the merger, or the likelihood that such a proposal would be made at all.

        Under the merger agreement, Houston Exploration may be required to pay to Forest a termination fee of $55 million if the merger agreement is terminated under certain circumstances. Should the merger agreement be terminated in circumstances under which such a termination fee is payable, the payment of this fee could have material and adverse consequences on Houston Exploration's financial condition and operations. Additionally, under the merger agreement, in the event of a potential change by the Houston Exploration board of directors of its recommendation with respect to the merger, Houston Exploration must allow Forest a four business day period to make a revised proposal, prior to which the Houston Exploration board of directors may not change its recommendation with respect to the merger agreement. Even if the Houston Exploration board of directors changes its recommendation of the merger, Houston Exploration is required under the merger agreement to submit the merger agreement to its stockholders for adoption unless Forest decides to terminate the merger agreement or Houston Exploration terminates the merger agreement in connection with the receipt of a superior proposal. These terms could affect the structure, pricing and terms proposed by other parties seeking to acquire or merge with Houston Exploration and make it more difficult for another party to make a superior acquisition proposal for Houston Exploration. For a description of the termination rights of each party and the termination fee payable by Houston Exploration under the merger agreement, see "The Merger Agreement—Termination of the Merger Agreement."

Failure to retain key employees could adversely affect Forest following the merger.

        Forest's performance following the merger could be adversely affected if it is unable to retain certain key employees of Houston Exploration. The loss of the services of one or more of these key employees could adversely affect Forest's future operating results because of their experience and knowledge of Houston Exploration's business. In addition, current and prospective employees of Forest and Houston Exploration may experience uncertainty about their future roles with the company until after the merger is completed. This may adversely affect the ability of Forest and Houston Exploration to attract and retain key personnel.

The rights of Houston Exploration stockholders who become shareholders of Forest in the merger will be governed by New York law and Forest's restated certificate of incorporation and bylaws.

        Houston Exploration stockholders who receive shares of Forest common stock in the merger will become Forest shareholders and their rights as shareholders will be governed by Forest's restated certificate of incorporation and bylaws and the New York Business Corporation Law. As a result, there will be material differences between the current rights of Houston Exploration stockholders, which are governed by Houston Exploration's restated certificate of incorporation and restated bylaws and the Delaware General Corporation Law, and the rights of such holders as Forest shareholders. For more information, see "Comparison of Rights of Houston Exploration Stockholders and Forest Shareholders."

Both Houston Exploration and Forest are subject to an ongoing shareholder lawsuit, which could result in an injunction preventing the consummation of the merger or significant monetary damages

        Houston Exploration's directors and Forest are defendants in a shareholder lawsuit brought by the City of Monroe Employees' Retirement System (the "Plaintiff") in Houston, Texas. The Plaintiff asserts that the Houston Exploration directors breached their fiduciary duties by not pursuing JANA's June 12, 2006 unsolicited proposal to purchase the outstanding shares of Houston Exploration common stock for $62 per share. The Plaintiff also asserts, on behalf of an uncertified class of Houston Exploration's shareholders, that the Houston Exploration directors' decision to enter into the merger with Forest constituted a breach of fiduciary duties, because, the Plaintiff alleges, the merger consideration is inadequate. The Plaintiff asserts that Forest aided and abetted the Houston Exploration directors' alleged breach of fiduciary duties. This lawsuit is at an early stage and subject to substantial uncertainties concerning the outcome of material factual and legal issues. Accordingly, based on the current status of the litigation, we cannot currently predict the manner and timing of the resolution of the lawsuit, the likelihood of the issuance of an injunction preventing the consummation of the merger or an estimate of a range of possible losses or any minimum loss that could result in the event of an adverse verdict in the lawsuit. Furthermore, although the combined company's insurance policies should provide coverage for the claims against Houston Exploration's directors, the policies may not be sufficient to cover all costs and liabilities incurred by those directors. The current claim in the lawsuit against Forest is not covered by insurance.

Risk Factors Relating to Forest Following the Merger

Forest will have substantial debt after the effective time of the merger, which could have a material adverse effect on its financial health and limit its future operations.

        Forest will have a significant amount of debt after the effective time of the merger. As of September 30, 2006, on a pro forma basis to reflect the merger and Forest's borrowing under its credit facilities to finance the cash component of the merger consideration, Forest's total outstanding long-term debt would have been $1.92 billion.

        Forest's substantial debt could have important consequences. In particular, it could:

  •
  increase its vulnerability to general adverse economic and industry conditions;

  •
  require it to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general corporate purposes;

  •
  place it at a competitive disadvantage compared to its competitors that have less debt; and

  •
  limit, along with the financial and other restrictive covenants of its indebtedness, among other things, its ability to borrow additional funds.

Forest's and Houston Exploration's debt agreements contain restrictive covenants that may limit the ability of Forest to respond to changes in market conditions or pursue business opportunities.

        The indentures governing Forest's senior notes and Houston Exploration's senior subordinated notes and the agreements governing Forest's credit facilities contain restrictive covenants that will limit Forest's ability and the ability of certain of its subsidiaries after the merger to, among other things:

  •
  incur or guarantee additional indebtedness or issue preferred shares;

  •
  pay dividends or make other distributions;

  •
  purchase equity interests or redeem subordinated indebtedness early;

  •
  create or incur certain liens;

  •
  enter into transactions with affiliates;

  •
  issue or sell capital stock of subsidiaries; and

  •
  sell assets or merge or consolidate with another company.

        Complying with the restrictions contained in some of these covenants will require Forest to meet certain financial ratios and tests, notably with respect to consolidated interest coverage, total assets, net debt, equity and net income. Forest's need to comply with these provisions may materially adversely affect its ability to react to changes in market conditions, take advantage of business opportunities it believes to be desirable, obtain future financing, fund needed capital expenditures, finance its equipment purchases and development expenditures, or withstand a future downturn in its business.

If Forest is unable to comply with the restrictions and covenants in the agreements governing Forest's and Houston Exploration's notes and other debt, there could be a default under the terms of these agreements, which could result in an acceleration of payment of funds that Forest and Houston Exploration have borrowed.

        If Forest is unable to comply with the restrictions and covenants in the agreements governing Forest's and Houston Exploration's notes or in current or future debt financing agreements, there could be a default under the terms of these agreements. Forest's ability to comply with these restrictions and covenants, including meeting financial ratios and tests, may be affected by events beyond its control. As a result, Forest cannot assure Forest shareholders and Houston Exploration stockholders that Forest will be able to comply with these restrictions and covenants or meet these tests. In the event of a default under these agreements, lenders could terminate their commitments to lend or accelerate the outstanding loans and declare all amounts borrowed due and payable. Borrowings under other debt instruments that contain cross-acceleration or cross-default provisions may also be accelerated and become due and payable. If any of these events occur, the assets of Forest might not be sufficient to repay in full all of its outstanding indebtedness and Forest may be unable to find alternative financing. Even if Forest could obtain alternative financing, it might not be on terms that are favorable or acceptable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus, including information included or incorporated by reference into this joint proxy statement/prospectus, contains certain forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Generally, the words "expects," "anticipates," "targets," "goals," "projects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions identify forward-looking statements, and any statements regarding the benefits of the merger, or Forest's or Houston Exploration's future financial condition, results of operations and business, are also forward-looking statements. Without limiting the generality of the preceding sentence, certain statements contained in the sections "The Merger—Background of the Merger," "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger" and "The Merger—Recommendation of the Forest Board of Directors and Its Reasons for the Merger" constitute forward-looking statements.

        These forward-looking statements appear in a number of places and include statements with respect to, among other things:

  •
  estimates of oil and gas reserves;

  •
  estimates of future natural gas and liquids production, including estimates of any increases in oil and gas production;

  •
  the amount, nature and timing of capital expenditures, including future development costs, and availability of capital resources to fund capital expenditures;

  •
  the various risks and other factors considered by the respective boards of Forest and Houston Exploration as described under "The Merger—Recommendation of the Forest Board of Directors and Its Reasons for the Merger" and under "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger;"

  •
  the amount and timing of any synergies expected to result from the merger;

  •
  outlook on oil and gas prices;

  •
  the impact of political and regulatory developments;

  •
  future and pro forma financial condition or results of operations and future revenues and expenses; and

  •
  business strategy and other plans and objectives for future operations.

        These forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond Forest's and Houston Exploration's control, incident to the exploration for and development, production and sale of oil and gas. These risks include, but are not limited to, commodity price volatility, inflation, lack of availability of drilling and production equipment and services, environmental risks, drilling and other operating risks, regulatory changes, the uncertainty inherent in estimating proved oil and natural gas reserves and in projecting future rates of production, cash flow and access to capital, the timing of development expenditures, and the other risks described under the caption "Risk Factors" in Forest's Annual Report on Form 10-K for the year ended December 31, 2005 and in Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2005, as amended, and Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2006. The financial results of Forest's foreign operations are also subject to currency exchange rate risks.

        Reserve engineering is a process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact way. The accuracy of any reserve estimates depends on the quality of available data, the interpretation of such data, and price and cost assumptions made by reservoir engineers. In addition, the results of drilling, testing and production activities may justify revisions of estimates that were made previously. If significant, such revisions would change the schedule of any further production and development drilling. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered.

        Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others, the following factors:

  •
  the ability to consummate the merger;

  •
  difficulties and delays in obtaining regulatory approvals for the merger;

  •
  difficulties and delays in achieving synergies and cost savings; and

  •
  potential difficulties in meeting conditions set forth in the merger agreement.

        Should one or more of the risks or uncertainties described above or elsewhere in Forest's Annual Report on Form 10-K for the year ended December 31, 2005 or in Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2005, as amended, and Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2006 occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this joint proxy statement/prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Forest, Houston Exploration or persons acting on their behalf may issue.

        Except as otherwise required by applicable law, Forest and Houston Exploration disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section. See also "Where You Can Find More Information; Incorporation by Reference."

THE FOREST SPECIAL MEETING

Date, Time, Place and Purpose of the Forest Special Meeting

        The special meeting of Forest shareholders will be held on            , 2007, at             a.m., Denver time, at                        . The purpose of the Forest special meeting is:

        1.     to consider and vote on the proposal to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement;

        2.     to consider and vote upon the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan; and

        3.     to transact any other business that may properly come before the Forest special meeting or any adjournment or postponement of the Forest special meeting.

        The Forest board of directors unanimously recommends that Forest shareholders vote FOR the proposal to issue additional shares of Forest common stock in the merger pursuant to the merger agreement. For the reasons for this recommendation, see "The Merger—Recommendation of the Forest Board of Directors and Its Reasons for the Merger."

        The Forest board of directors unanimously recommends that Forest shareholders vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan. For the reasons for this recommendation, see "Proposal to Approve the Adoption of the Forest 2007 Stock Incentive Plan."

Who Can Vote at the Forest Special Meeting

        Only holders of record of Forest common stock at the close of business on            , 2007, the Forest record date, are entitled to notice of, and to vote at, the Forest special meeting. As of that date, there were                        shares of Forest common stock outstanding and entitled to vote at the Forest special meeting, held by approximately     shareholders of record. Each share of Forest common stock is entitled to one vote at the Forest special meeting.

Vote Required for Approval; Quorum

        The affirmative vote of the holders of a majority of the votes cast at the special meeting, at which a quorum is present, is required to approve the issuance of additional shares of Forest common stock in the merger pursuant to the merger agreement and to approve the adoption of the Forest 2007 Stock Incentive Plan. If a Forest shareholder attends but fails to vote, or if a Forest shareholder abstains, that shareholder will be considered present in determining the presence of a quorum, but will not constitute a vote cast and, accordingly, will have no effect on the outcome of the vote.

        The holders of a majority of the total number of outstanding shares of Forest common stock issued and outstanding and entitled to vote as of the Forest record date, present in person or represented by proxy, will constitute a quorum at the Forest special meeting for the conduct of business.

Adjournments

        If a quorum of Forest shareholders is not present in person or by proxy at the Forest special meeting, the Forest special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the Forest special meeting may be made for the purpose of soliciting additional proxies in favor of the proposal. However, no proxy that is voted against a proposal described in this joint proxy statement/prospectus will be voted in favor of adjournment of the Forest special meeting for the purpose of soliciting additional proxies.

Manner of Voting

        Forest shareholders may submit their votes for or against the proposals submitted at the Forest special meeting in person or by proxy. Forest shareholders may be able to submit a proxy in the following ways:

  •
  Internet. Forest shareholders may submit a proxy over the Internet by going to the website listed on their proxy card. Once at the website, they should follow the instructions to submit a proxy.

  •
  Telephone. Forest shareholders may submit a proxy using the toll-free number listed on their proxy card. Easy-to-follow voice prompts will help Forest shareholders and confirm that their submission instructions have been followed.

  •
  Mail. Forest shareholders may submit a proxy by signing, dating and returning their proxy card in the preaddressed, postage-paid envelope provided.

        Forest shareholders should refer to their proxy cards or the information forwarded by their bank, broker or other nominee to see which options are available to them.

        The Internet and telephone proxy submission procedures are designed to authenticate shareholders and to allow them to confirm that their instructions have been properly recorded.

        The method by which Forest shareholders submit a proxy will in no way limit their right to vote at the Forest special meeting if they later decide to attend the meeting in person. If shares of Forest common stock are held in the name of a bank, broker or other nominee, Forest shareholders must obtain a proxy, executed in their favor, from the holder of record, to be able to vote at the Forest special meeting.

        All shares of Forest common stock entitled to vote and represented by properly completed proxies received prior to the Forest special meeting, and not revoked, will be voted at the Forest special meeting as instructed on the proxies. If Forest shareholders do not indicate how their shares of Forest common stock should be voted on a matter, the shares of Forest common stock represented by their properly completed proxy will be voted as the Forest board of directors recommends and therefore FOR the proposal to issue additional shares of Forest common stock in the merger and FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan.

Revoking a Proxy

        Forest shareholders may revoke their proxy at any time before it is exercised by timely delivering a properly executed, later-dated proxy (including over the Internet or telephone) or by voting by ballot at the Forest special meeting. Simply attending the Forest special meeting without voting will not revoke their proxy.

Shares Held in "Street Name"

        If Forest shareholders hold their shares of Forest common stock in an account at a bank, broker or other nominee and they wish to vote such shares, they must return their voting instructions to the bank, broker or other nominee.

        If Forest shareholders own shares of Forest common stock through a bank, broker or other nominee and attend the Forest special meeting, they should bring a legal proxy from their bank, broker or other nominee authorizing them to vote.

        Brokers of Forest shareholders will NOT vote shares of Forest common stock held in "street name" unless such Forest shareholders instruct such brokers how to vote. In connection with the Forest special meeting, "broker non-votes" will be considered in determining the presence of a quorum, but will not constitute votes cast and, accordingly, will have no effect on the outcome of the Forest shareholder vote. Forest shareholders should therefore provide their brokers or other nominees with instructions as to how to vote their shares of Forest common stock.

Tabulation of the Votes

        Forest has appointed Mellon Investor Services to serve as the Inspector of Election for the Forest special meeting. Mellon Investor Services will independently tabulate affirmative and negative votes and abstentions.

Solicitation

        Forest will pay the cost of soliciting proxies.    Directors, officers and employees of Forest and Houston Exploration may solicit proxies on behalf of Forest in person or by telephone, facsimile or other means. Forest has engaged Georgeson Inc. to assist it in the distribution and solicitation of proxies. Forest has agreed to pay Georgeson Inc. a fee of $12,500, plus payment of certain fees and expenses.

        In accordance with the regulations of the SEC and the NYSE, Forest also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of Forest common stock.

THE HOUSTON EXPLORATION SPECIAL MEETING

Date, Time, Place and Purpose of the Houston Exploration Special Meeting

        The special meeting of Houston Exploration stockholders will be held on                        , 2007, at             a.m., Houston time, at                        . The purpose of the Houston Exploration special meeting is:

  1.
  to consider and vote on the proposal to adopt the merger agreement; and

  2.
  to transact any other business as may properly come before the Houston Exploration special meeting or any adjournment or postponement of the Houston Exploration special meeting.

        The Houston Exploration board of directors unanimously recommends that Houston Exploration stockholders vote FOR the proposal to adopt the merger agreement. For the reasons for this recommendation, see "The Merger—Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger."

Who Can Vote at the Houston Exploration Special Meeting

        Only holders of record of Houston Exploration common stock at the close of business on            , 2007, the Houston Exploration record date, are entitled to notice of, and to vote at, the Houston Exploration special meeting. As of that date, there were            shares of Houston Exploration common stock outstanding and entitled to vote at the Houston Exploration special meeting, held by approximately    stockholders of record. Each share of Houston Exploration common stock is entitled to one vote at the Houston Exploration special meeting.

Vote Required for Approval; Quorum

        The affirmative vote of the holders of a majority of the shares of Houston Exploration common stock entitled to vote at the special meeting and outstanding as of the Houston Exploration record date, voting as single class, either in person or by proxy, is necessary for the adoption of the merger agreement. If a Houston Exploration stockholder fails to vote, or if a Houston Exploration stockholder abstains, that will have the same effect as a vote against adoption of the merger agreement.

        The holders of a majority of the total number of outstanding shares of Houston Exploration common stock entitled to vote at the special meeting and outstanding as of the Houston Exploration record date, present in person or represented by proxy, will constitute a quorum at the Houston Exploration special meeting for the conduct of business.

Adjournments

        If a quorum of Houston Exploration stockholders is not present in person or by proxy at the Houston Exploration special meeting, the Houston Exploration special meeting may be adjourned from time to time until a quorum is present or represented. In addition, adjournments of the Houston Exploration special meeting may be made for the purpose of soliciting additional proxies in favor of the proposal. However, no proxy that is voted against a proposal described in this joint proxy statement/prospectus will be voted in favor of adjournment of the Houston Exploration special meeting for the purpose of soliciting additional proxies.

Manner of Voting

        Houston Exploration stockholders may submit their votes for or against the proposal submitted at the Houston Exploration special meeting in person or by proxy. Houston Exploration stockholders may submit a proxy by signing, dating and returning their proxy card in the preaddressed, postage-paid envelope provided.

        The submission of a proxy by mail will in no way limit Houston Exploration stockholders' right to vote at the Houston Exploration special meeting if they later decide to attend the meeting in person. If shares of Houston Exploration common stock are held in the name of a bank, broker or other nominee, Houston Exploration stockholders must obtain a proxy, executed in their favor, from the holder of record, to be able to vote at the Houston Exploration special meeting.

        All shares of Houston Exploration common stock entitled to vote and represented by properly completed proxies received prior to the Houston Exploration special meeting, and not revoked, will be voted at the Houston Exploration special meeting as instructed on the proxies. If Houston Exploration stockholders do not indicate how their shares of Houston Exploration common stock should be voted on a matter, the shares of Houston Exploration common stock represented by their properly completed proxy will be voted as the Houston Exploration board of directors recommends and therefore FOR the adoption of the merger agreement.

Revoking a Proxy

        Houston Exploration stockholders may revoke their proxy at any time before it is exercised by timely delivering a properly executed, later-dated proxy or by voting by ballot at the Houston Exploration special meeting. Simply attending the Houston Exploration special meeting without voting will not revoke their proxy.

Shares Held in "Street Name"

        If Houston Exploration stockholders hold shares of Houston Exploration common stock in an account at a bank, broker or other nominee and they wish to vote, they must return their voting instructions to the bank, broker or other nominee.

        If Houston Exploration stockholders own shares of Houston Exploration common stock through a bank, broker or other nominee and attend the Houston Exploration special meeting, they should bring a legal proxy from their bank, broker or other nominee authorizing them to vote.

        Brokers of Houston Exploration stockholders will NOT vote shares of Houston Exploration common stock held in "street name" unless Houston Exploration stockholders instruct their broker how to vote. Such failure to vote will have the same effect as a vote AGAINST adoption of the merger agreement. Houston Exploration stockholders should therefore provide their brokers or other nominees with instructions as to how to vote their shares of Houston Exploration common stock.

Tabulation of the Votes

        Houston Exploration has appointed The Bank of New York to serve as the Inspector of Election for the Houston Exploration special meeting. The Bank of New York will independently tabulate affirmative and negative votes and abstentions.

Solicitation

        Houston Exploration will pay the cost of soliciting proxies.    Directors, officers and employees of Houston Exploration and Forest may solicit proxies on behalf of Houston Exploration in person or by telephone, facsimile or other means. Houston Exploration has engaged Georgeson Inc. to assist it in the distribution and solicitation of proxies. Houston Exploration has agreed to pay Georgeson Inc. a fee of $12,500, plus payment of certain fees and expenses.

        In accordance with the regulations of the SEC and the NYSE, Houston Exploration also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of shares of Houston Exploration common stock.

THE MERGER

        The following is a description of the material aspects of the merger. While Forest and Houston Exploration believe that the following description covers the material terms of the merger, the description may not contain all of the information that is important to Forest shareholders and Houston Exploration stockholders. Forest and Houston Exploration encourage Forest shareholders and Houston Exploration stockholders to carefully read this entire joint proxy statement/prospectus, including the merger agreement attached to this joint proxy statement/prospectus as Annex A and incorporated by reference herein, for a more complete understanding of the merger.

General

        Each of the Forest and Houston Exploration board of directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement. In the merger, Merger Sub will merge with and into Houston Exploration, with Houston Exploration surviving the merger as a wholly owned subsidiary of Forest, immediately followed by Houston Exploration merging with and into Forest, with Forest surviving the merger and continuing its corporate existence. Houston Exploration stockholders will receive the merger consideration described below under "The Merger Agreement—Merger Consideration."

Background of the Merger

        On October 25, 2005, in light of market conditions and recent industry activity, Houston Exploration's board of directors met to consider, among other things, a possible corporate restructuring designed to refocus and reposition Houston Exploration for sustainable growth and maximize stockholder value. Such restructuring contemplated, among other things, a sale of Houston Exploration's Gulf of Mexico assets, a restructuring of Houston Exploration's existing hedge portfolio and/or repurchases of Houston Exploration's common stock. The board instructed management to develop further the restructuring proposal.

        On November 4, 2005, Houston Exploration's board received additional input from management on the restructuring proposal and decided to proceed with initial steps designed to restructure Houston Exploration's business. Specifically, the board authorized Houston Exploration's management to commence a sale process with respect to Houston Exploration's Gulf of Mexico assets and to retain Wachovia Capital Markets, LLC ("Wachovia") to act as Houston Exploration's financial advisor in connection with such sale. The board also approved a discretionary common stock repurchase program of up to $200 million to be executed in connection with such sale. Based on the recommendation of management, the board determined not to authorize a restructuring of Houston Exploration's hedge program at that time.

        On November 8, 2005, Houston Exploration publicly announced its strategic restructuring, which included plans to divest Houston Exploration's Gulf of Mexico asset base and, where economically attractive, to redeploy proceeds from that sale into lower risk, more predictable onshore properties. Houston Exploration also announced the implementation of the discretionary common stock repurchase program of up to $200 million, subject to various conditions.

        In November 2005, Houston Exploration retained Wachovia to assist it with the sale of its Gulf of Mexico assets, and a formal sale process commenced soon thereafter. Between November 2005 and January 2006, Wachovia contacted a total of 81 potential acquirors of Houston Exploration's offshore assets. Twenty of these parties entered into confidentiality agreements with respect to the process. In January and February 2006, 18 parties attended management presentations with respect to the assets. Bids were due on February 10, 2006.

        On February 16, 2006, Barry Rosenstein, Managing Partner of JANA, a hedge fund, contacted William Hargett, Houston Exploration's Chairman, Chief Executive Officer and President, and informed him that JANA had acquired a significant beneficial ownership interest in Houston Exploration.

        On February 17, 2006, Mr. Hargett and others from Houston Exploration spoke via telephone with Mr. Rosenstein and others from JANA to discuss JANA's views as to the best use of the expected proceeds from the sale of Houston Exploration's Gulf of Mexico assets. On February 21, 2006, JANA filed a Schedule 13D with the SEC indicating that it had acquired beneficial ownership of approximately 9.9% of Houston Exploration's common stock. That afternoon, Houston Exploration management met with Lehman Brothers and Akin Gump Strauss Hauer & Feld LLP ("Akin Gump"), Houston Exploration's outside counsel, to discuss various strategies and alternatives.

        On February 28, 2006, Houston Exploration announced a definitive Purchase and Sale Agreement with respect to the sale of the Texas portion of its Gulf of Mexico assets to Merit Energy Company ("Merit") and certain of its affiliates for $220 million in cash. Houston Exploration continued negotiations with respect to a potential sale of the Louisiana portion of its Gulf of Mexico assets.

        On March 8, 2006, Houston Exploration formally engaged Lehman Brothers to provide financial advisory services to Houston Exploration's board of directors and to assist it in responding to, among other things, any unsolicited proposals, proxy contests or shareholder proposals or requests received by Houston Exploration.

        On April 4, 2006, Houston Exploration's board of directors met to consider the offers received for the proposed sale of the Louisiana portion of Houston Exploration's Gulf of Mexico assets. At this meeting, the board discussed and authorized management to pursue alternatives for the deployment of Gulf of Mexico sales proceeds to maximize stockholder value. Representatives of Lehman Brothers attended the meeting and made a presentation with respect to Lehman Brothers' preliminary analysis of various share repurchase alternatives, including the Dutch auction style repurchase suggested by JANA. Based on its discussion with Lehman Brothers, the board directed Houston Exploration's management to initiate open market repurchases under its existing $200 million stock repurchase program when and as warranted by market conditions.

        On April 7, 2006, Houston Exploration announced that it had entered into a second Purchase and Sale Agreement with Merit and certain of its affiliates covering substantially all of Houston Exploration's Louisiana Gulf of Mexico assets for $590 million in cash. At that time, Houston Exploration expected to place the majority of the sale proceeds into a trust to allow for like-kind exchange treatment under section 1031 of the Internal Revenue Code in the event Houston Exploration identified attractive acquisition prospects within the prescribed period.

        During the spring of 2006, representatives of JANA periodically contacted or met with Houston Exploration management, including a meeting on March 21, 2006 during the Howard Weil energy conference, to express JANA's views that, rather than pursue acquisitions with the proceeds from its Gulf of Mexico asset sales, Houston Exploration should engage in a much larger Dutch auction style share repurchase program at a 15% premium to its then current trading price. JANA formalized this proposal in a letter to Houston Exploration's board of directors dated April 17, 2006. In that letter, JANA also proposed that the board of directors undertake a prompt and thorough exploration of strategic alternatives, including a potential sale of Houston Exploration.

        On April 27-28, 2006, the Houston Exploration board held its regularly scheduled quarterly meeting and discussed, among other items, Houston Exploration's business strategy. At this meeting, legal counsel advised the board as to its fiduciary duties and Lehman Brothers delivered a presentation regarding its review of Houston Exploration's business plan model, its analysis of various stock buyback scenarios and the potential advantages and disadvantages of each, including the $650 million Dutch auction repurchase proposed by JANA, and other cash redeployment alternatives. In light of the capital intensive nature of the industry in which Houston Exploration operates, as well as the exposure to volatile commodity prices and a depleting asset base, the board determined that a $650 million stock repurchase would not be prudent and that its balanced approach to capital allocation (including up to $200 million of share repurchases, the development or acquisition of appropriate onshore natural gas reserves and the repayment of bank debt) continued to offer a compelling return to Houston Exploration's stockholders under current market conditions.

        On May 16, 2006, JANA sent a letter to Houston Exploration's board of directors restating its previously expressed views regarding a share repurchase and exploration of strategic alternatives, and requesting that the board consider implementing a comprehensive hedging strategy.

        On June 7, 2006, the Houston Exploration board met to discuss the status of potential cash redeployment alternatives and recent developments. Representatives of Lehman Brothers, Akin Gump and Morris, Nichols, Arsht & Tunnell LLP ("Morris Nichols"), Houston Exploration's outside counsel for Delaware legal matters, attended the meeting.

        On June 12, 2006, JANA sent another letter to Houston Exploration's board of directors outlining an unsolicited proposal to purchase Houston Exploration at a price of $62 per share in cash and made a public announcement of such proposal. JANA indicated in the letter that its proposal was not subject to any financing condition but was subject to due diligence.

        On June 13, 2006, a special telephonic meeting of the Houston Exploration board was held to preliminarily consider and discuss JANA's unsolicited proposal. At the meeting, representatives of Akin Gump and Morris Nichols advised the board on its fiduciary duties. Lehman Brothers provided an overview of the process it was undertaking to evaluate JANA's proposal, discussed market reactions to the proposal and indicated that it would provide a detailed analysis of JANA's proposal as well as a valuation analysis of Houston Exploration at the upcoming board meeting scheduled for June 23, 2006.

        On June 22, 2006, JANA sent a letter to Houston Exploration's board requesting that it be allowed to commence a due diligence review of Houston Exploration, attaching a proposed form of confidentiality agreement and suggesting that it might be willing to increase the offer price set forth in its proposal, depending on the results of such diligence.

        Also on June 22, 2006, the City of Monroe Employees' Retirement System (the "City of Monroe plaintiff") filed a class action lawsuit in Houston, Texas against all of the directors of Houston Exploration. The City of Monroe plaintiff asserted that a decision on the directors' part not to pursue JANA's June 12 offer to purchase Houston Exploration would constitute a breach of the fiduciary duties they owe to Houston Exploration's stockholders.

        Houston Exploration's board of directors met again on June 22 and 23, 2006 to consider and evaluate JANA's unsolicited proposal. In addition to Houston Exploration's management, representatives of Lehman Brothers, Akin Gump and Morris Nichols attended the meeting. At the meeting, Houston Exploration's management reviewed the JANA proposal. Lehman Brothers then delivered a detailed presentation with respect to its assessment of JANA's proposal, a view of the current landscape surrounding Houston Exploration and the industry, a valuation analysis with respect to Houston Exploration and its analysis of a number of other potential value creation alternatives, including stock repurchases of varying sizes, potential acquisitions, combinations of repurchases and acquisitions, a sale of Houston Exploration and other scenarios. The board considered the fact that JANA had never acquired a public company and had not conducted any due diligence and weighed the execution risks associated with JANA's proposal. After discussion, the board determined that if Houston Exploration were to be sold, its stockholders would be best served by a sale involving a thorough auction process and that JANA would be free to pursue its proposal in such process. The Henry Hub spot price for natural gas at this time was $6.62 per MMBtu and the three-year average forward price for 2007 to 2009 was $9.11 per MMBtu. The board then unanimously determined that JANA's unsolicited acquisition proposal was not in the best interests of Houston Exploration's stockholders and expanded its engagement of Lehman Brothers to assist Houston Exploration in exploring a broad range of strategic alternatives to enhance stockholder value. These alternatives could complement or replace the continued execution of Houston Exploration's previously announced business plan and would include, but not be limited to, a recapitalization of Houston Exploration either through additional share repurchases or a special dividend; operating partnerships and/or strategic alliances; and the sale or merger of Houston Exploration.

        On June 26, 2006, Houston Exploration publicly announced that the board of directors had engaged Lehman Brothers to assist Houston Exploration in exploring a broad range of strategic alternatives to enhance stockholder value, and that the board had unanimously determined that JANA's unsolicited acquisition proposal was not in the best interests of Houston Exploration's stockholders. Houston Exploration also sent a letter to Mr. Rosenstein of JANA informing him of the board's determination based on the board's belief that JANA's proposal undervalued Houston Exploration's assets and opportunities and that Houston Exploration was well-positioned for value creation.

        Throughout July 2006, Houston Exploration's management went on an extensive investor presentation roadshow including meetings with representatives of 17 sell-side firms and 10 significant stockholders (including a meeting with JANA in New York City on July 12th). During these meetings, Houston Exploration presented an update on its operations, financial information and prospects following its strategic transformation to an onshore business focus and discussed management's expectations as to Houston Exploration's operational initiatives and business opportunities.

        Also during July 2006, Houston Exploration's board received letters from three additional significant stockholders urging the board to consider a sale of Houston Exploration.

        Houston Exploration's board of directors met again on July 24 and 25, 2006 to consider, among other things, strategic alternatives designed to maximize value for all stockholders. At this meeting, Lehman Brothers presented a detailed analysis of a number of strategic alternatives available to Houston Exploration, including continuing to pursue Houston Exploration's existing business plan, and discussed the timing, risks and potential effects of each, as well as a preliminary valuation analysis of Houston Exploration. The board directed Lehman Brothers to explore a sale of Houston Exploration by soliciting the interest of possible buyers of Houston Exploration.

        Over the next several weeks, as directed by the board, Lehman Brothers contacted 60 prospective acquirors of Houston Exploration, including 48 strategic buyers and 12 financial buyers (including JANA), and directed them toward detailed publicly available information with respect to Houston Exploration. As part of this process, on July 27, 2006, a representative from Lehman Brothers met with Craig Clark, Forest's President and Chief Executive Officer, and David Keyte, Forest's Executive Vice President and Chief Financial Officer, in Denver, Colorado. The Lehman Brothers representative advised Forest that Lehman was acting as financial advisor to Houston Exploration in connection with Houston Exploration's evaluation of strategic alternatives and provided Forest with a copy of Houston Exploration's July 2006 investor presentation, which contained publicly available information.

        On August 3, 2006, Mr. Hargett telephoned Mr. Clark and asked whether Forest would be interested in reviewing information in the Houston Exploration data room. Mr. Clark responded that Forest was not interested in participating in a wide auction process. Later that day, Lehman Brothers began distributing forms of confidentiality agreements to potentially interested parties, including Forest. Between August 8 and October 10, 2006, a total of 26 confidentiality agreements were executed, including one with JANA on August 25th and one with Forest on September 14th.

        On August 9, 2006, representatives from Lehman Brothers telephoned representatives of potential bidders, including Mr. Keyte of Forest, to determine whether they would be interested in scheduling a visit to the Houston Exploration data room in late August or early September.

        On August 15, 2006, Forest sent back to Lehman Brothers proposed changes to the form of confidentiality agreement. Forest subsequently elected not to visit the Houston Exploration data room and not to enter into the confidentiality agreement at that time.

        Prospective purchasers that entered into a confidentiality agreement with Houston Exploration were provided access to an electronic data room, which included, among other things, reserve information, technical operations data, historical financial information, SEC filings, material contracts, legal matters, human resource and employee information and certain financial projections and were invited to a comprehensive management presentation. A total of 12 management presentations were held between August 14 and October 10, 2006, including one with JANA and its advisors on August 29, 2006. Each of these presentations included a summary executive presentation followed by technical and financial break-out sessions and a question and answer period. A bid procedures letter and a form of merger agreement were subsequently distributed to each prospective acquiror on September 1, 2006, with instructions requesting submission of formal proposals by September 15, 2006.

        On August 24, 2006, Houston Exploration's board met to discuss the status of its strategic alternatives review and process, with representatives of Lehman Brothers providing an update on the sales process, as well as other potential strategic alternatives. Representatives of Akin Gump also attended the meeting.

        On September 7, 2006, a representative of JANA met with Mr. Clark at the Lehman Brothers Energy Conference in New York City. The JANA representative suggested on behalf of JANA that Forest consider making an offer to acquire Houston Exploration with JANA potentially participating. Mr. Clark responded that Forest was not interested in participating in an auction process and had not executed a confidentiality agreement but that Forest might reconsider in the future. Mr. Clark requested that the JANA representative advise Lehman Brothers of his contact with Forest.

        On September 12, 2006, JANA telephoned Lehman Brothers and obtained Houston Exploration's consent for JANA to communicate with Forest regarding the potential acquisition of Houston Exploration provided that Forest execute a confidentiality agreement with Houston Exploration.

        On September 14, 2006, Forest executed a confidentiality agreement with Houston Exploration. The next day, Lehman Brothers granted Forest access to the Houston Exploration electronic data room, and shortly thereafter Forest began to review the materials in the electronic data room.

        Also on September 14, 2006, JANA sent a letter to Lehman Brothers indicating that JANA would not be submitting a bid proposal on its own, but that JANA would potentially participate after the deadline had passed in a transaction in which Forest Oil acted as a strategic acquiror.

        No formal offers for the stock of Houston Exploration were received by the September 15, 2006 due date, although several parties indicated that they might be interested in a transaction valued at significantly less than JANA's $62 per share proposal.

        Representatives of Lehman Brothers conducted several follow-up discussions with prospective purchasers in the following days. Lehman Brothers discussed with multiple parties various potential transactions, including the sale of Houston Exploration in exchange for cash, stock or a combination of cash and stock, as well as a split of Houston Exploration or its assets into packages for divestiture. Lehman Brothers also continued to review the broad range of strategic alternatives as authorized by Houston Exploration's board of directors, including a recapitalization, additional share repurchases, operating partnerships and/or strategic alliances.

        On September 18, 2006, a representative from JANA telephoned Mr. Keyte. The JANA representative inquired into Forest's current view regarding Houston Exploration. Mr. Keyte stated that Forest was reviewing the situation and would need a confidentiality agreement from JANA before discussing any further details of Forest's intent with respect to Houston Exploration.

        Houston Exploration's board of directors met again on September 19, 2006 to review the status of the sale process and to discuss and consider potential strategic alternatives. Lehman Brothers updated the board on its discussions with potential acquirors and its view of a number of factors believed to have contributed to the lack of buyer interest, including the fact that spot natural gas prices had decreased over 11% since the date of JANA's unsolicited proposal, the geographic diversity of Houston Exploration's asset base, the difficulty in valuing Houston Exploration's Uinta Basin assets given their early stage nature, and difficulty in valuing other upside potential. The Henry Hub spot price at this time was $4.98 per MMBtu and the three-year average forward price for 2007 to 2009 was $8.25 per MMBtu. Representatives of Akin Gump also attended the meeting.

        On September 21, 2006, Forest executed a confidentiality agreement with JANA. On that day, Mr. Keyte advised JANA that Forest's preliminary assessment of the value of Houston Exploration common stock was in the range of $55 per share, which was below the then-current trading price of the stock. Mr. Keyte questioned whether it was worthwhile to move forward based on that assessment. A representative of JANA stated that he believed JANA would support a proposal from Forest to acquire Houston Exploration at $55 per share, with consideration comprised of a combination of Forest common stock and cash.

        On September 25, 2006, the Executive Committee of the Forest board of directors held a special telephonic meeting. Senior Forest management also attended the meeting. During the meeting, management described for the Executive Committee the communications and contacts between Forest and Lehman Brothers and between Forest and JANA related to the potential acquisition of Houston Exploration by Forest. Management then discussed its perception of Houston Exploration's assets most similar to Forest's assets, including Houston Exploration's producing properties in South and East Texas. The Executive Committee then discussed Houston Exploration's reserves, the extent to which an acquisition of Houston Exploration would be accretive to Forest and its shareholders, and the resulting level of Forest's leverage under several alternative transaction structures. The Executive Committee postponed any decision and scheduled another meeting for the following day.

        On September 26, 2006, the Executive Committee of the Forest board of directors held another special telephonic meeting. Senior Forest management also attended the meeting. The Executive Committee reviewed once again Forest's communications with Lehman Brothers and JANA. Management discussed with the Executive Committee Houston Exploration's production, reserves and share value. The Executive Committee authorized Forest to make a non-binding proposal to Houston Exploration to acquire all of the outstanding shares of Houston Exploration common stock for $55 per share, with consideration to be comprised of 12 million shares of Forest common stock and the remainder in cash, subject to further due diligence.

        Later on September 26, 2006, after the Executive Committee meeting, Forest submitted to the board of directors of Houston Exploration a confidential written, non-binding proposal to acquire all of Houston Exploration's outstanding common stock for approximately $55 per share, with consideration comprised of 12 million shares of Forest common stock and approximately $1.2 billion in cash. The proposal provided that the consideration would be reduced to $54 per share if Houston Exploration were unable to effectuate the deferred like-kind exchange pursuant to section 1031 of the Internal Revenue Code contemplated in conjunction with the recent sale of its offshore Gulf of Mexico assets. The proposal was conditioned on satisfactory completion of confirmatory due diligence, Forest's obtaining commitments for acquisition financing of not less than $1.5 billion, and approval of the Forest board of directors. Forest stated in the September 26th proposal that JANA supported those terms. The proposal also provided that, absent a satisfactory response from Houston Exploration, the proposal would be withdrawn at 5:00 p.m., Mountain time, on September 29, 2006.

        On September 27, 2006, representatives of Lehman Brothers contacted Mr. Keyte at Forest to clarify certain aspects of the proposal.

        On October 2, 2006, representatives of Forest met with representatives of Houston Exploration at the offices of Akin Gump in Houston, Texas. Representatives of Akin Gump, Credit Suisse, Forest's financial advisor, and Lehman Brothers also attended the meeting. During the meeting, Houston Exploration delivered a presentation regarding its organization, including its business operations, its proved reserves, the details and geographical location of its producing properties, and certain financial information.

        On October 5, 2006, Lehman Brothers presented an update on the current process and review of the strategic alternatives to Houston Exploration's board of directors. As a result of that discussion, the board of directors authorized Lehman Brothers to respond to Forest with a request for a higher nominal valuation of Houston Exploration as well as a larger proportion of equity consideration. Also, the board of directors requested that Lehman Brothers continue to pursue any other potential counterparties still remaining in the process. At that point, discussions were continuing with another potential acquiror, a privately held company referred to herein as "Company B," as well as several other potential purchasers of all or a portion of Houston Exploration or its assets. Other than Forest and Company B, further discussions with potential purchasers did not result in any additional formal proposals.

        On October 10, 2006, Company B entered into a confidentiality agreement, and representatives of Company B met with Houston Exploration's management team and representatives of Lehman Brothers at the offices of Akin Gump. At this meeting, Houston Exploration and Company B each presented an overview of its business, operations and financial information.

        Also on October 10, 2006, a representative of Lehman Brothers telephoned Mr. Keyte and stated that Houston Exploration wanted Forest to increase the overall consideration contained in Forest's September 26th proposal and to increase the stock portion of the consideration so as to provide Houston Exploration stockholders with a better opportunity to participate in the potential upside of the combined entity. Mr. Keyte confirmed that Forest remained interested in acquiring Houston Exploration for $55 per share and requested additional information regarding Houston Exploration's 2006 spending and updated reserve estimates.

        On October 12, 2006, Forest submitted to the Houston Exploration board of directors a confidential written, non-binding proposal to acquire all of Houston Exploration's outstanding common stock for $55 per share, with consideration comprised of 25 million shares of Forest common stock and $750 million in cash. The October 12th proposal eliminated the $1 per share reduction in the event Houston Exploration was unable to complete a like-kind exchange under section 1031 of the Internal Revenue Code. The proposal was conditioned on satisfactory completion of confirmatory due diligence, Forest's obtaining commitments for acquisition financing of not less than $1.4 billion, and approval of the Forest board of directors. Forest stated in the October 12th proposal that JANA supported those terms. The proposal also provided that, absent a satisfactory response from Houston Exploration, the proposal would be withdrawn at 5:00 p.m., Mountain time, on October 16, 2006.

        On October 17, 2006, Houston Exploration management participated in a telephone conference with Lehman Brothers at which Lehman Brothers presented certain information with respect to Forest.

        Houston Exploration's board met again on October 24, 2006, at which meeting Lehman Brothers discussed the revised Forest proposal as well as the latest discussions with other potential counterparties with the board of directors. In Lehman's view, as of that date, Forest and Company B were the primary remaining viable potential counterparties in the process. The board then considered and discussed the proposal made by Company B, including its portfolio of assets and the execution risk associated with such proposal. After discussing the potential risks and benefits presented by the proposals and weighing the merits of each, the board directed Lehman Brothers to request that Forest improve the terms of its offer. The board also authorized the Executive Committee of the board (comprised of Messrs. Hargett, Cattell and Logan) to work with Houston Exploration management to determine and pursue all available strategic alternatives that may be of interest to Houston Exploration.

        On October 26, 2006, the Executive Committee of Houston Exploration's board of directors met to consider certain strategies in connection with Houston Exploration's review of strategic alternatives, including the potential transactions with each of Forest and Company B. The Executive Committee authorized Lehman Brothers to contact Forest and propose reciprocal due diligence, including discussions with each company's respective outside reserve engineering firms. In the case of Company B, the Executive Committee requested that Lehman Brothers request a written indication of interest and directed that additional due diligence be afforded to Company B should such a satisfactory indication of interest be received by Houston Exploration.

        On October 27, 2006, representatives of Lehman Brothers telephoned Mr. Keyte and requested that Forest further increase the economic terms of its October 12th proposal and increase the stock portion of the consideration.

        On October 31, 2006, the Forest board of directors held a special telephonic meeting. At the meeting, management made a presentation regarding the potential acquisition by Forest of Houston Exploration. Management reviewed the history of the discussions between Forest and Houston Exploration, described Houston Exploration's assets, including its reserves and production levels, the extent to which an acquisition of Houston Exploration could be accretive to Forest and its shareholders, and potential financial implications of a combination of Forest and Houston Exploration. The Forest board of directors instructed management to continue discussions with Houston Exploration on the terms proposed to Houston Exploration on October 12, 2006.

        On November 2, 2006, Company B submitted a confidential non-binding proposal indicating a $25 to $27 per share cash dividend to Houston Exploration stockholders with Houston Exploration subsequently issuing stock to acquire 100% of Company B's equity. On a pro forma basis, Houston Exploration stockholders would own between 43% and 46% of the combined company.

        On November 7, 2006, Houston Exploration management participated in a teleconference with Lehman Brothers at which Lehman Brothers updated Houston Exploration on the status of the sales process.

        On November 8, 2006, a representative of Lehman Brothers contacted Company B's financial advisor to request additional details and clarity with respect to Company B's proposal to enable Houston Exploration and Lehman Brothers to understand and fully evaluate such proposal.

        Also on November 8, 2006, the Forest board of directors held a regular meeting in Denver, Colorado. During the meeting, management updated the board with respect to the exchange of information between Forest and Houston Exploration, noting that Forest recently had received Houston Exploration's production and reserve information through September 30, 2006. Management summarized the acquisition proposals that Forest had made to Houston Exploration and Houston Exploration's response to those proposals. After discussion, the directors instructed management to resubmit a proposal to Houston Exploration to acquire all of Houston Exploration's outstanding shares of common stock at a price of $55 per share and to request that Houston Exploration allow due diligence on Houston Exploration's probable and possible reserves and other matters to commence as soon as practicable.

        Later that day, Mr. Keyte telephoned Lehman Brothers and stated that Forest was not willing to increase the economic terms contained in its October 12th proposal at that time but that Forest was willing to commence due diligence and might increase the terms of its proposal if the due diligence revealed additional value.

        On November 13, 2006, Houston Exploration entered into a confidentiality agreement with Forest that was substantially identical to the one Forest had entered into on September 14th.

        On November 14, 2006, a representative of Lehman Brothers contacted Company B's financial advisor to determine what additional due diligence was needed and to discuss appropriate next steps.

        On November 16, 2006, representatives of Houston Exploration met with representatives of Forest and of Forest's independent reserve engineers, DeGolyer and MacNaughton ("D&M"), in Dallas. Representatives of Houston Exploration's and Forest's respective financial advisors also attended the meeting. During the meeting, the participants reviewed and discussed D&M's analysis of Forest's reserves.

        On November 17, 2006, representatives of Forest met with representatives of Houston Exploration and of Houston Exploration's independent reserve engineers, Netherland, Sewell & Associates, Inc. ("Netherland Sewell"), in Houston. Representatives of Houston Exploration's and Forest's respective financial advisors and JANA also attended the meeting. During the meeting, the participants reviewed and discussed Netherland Sewell's analysis of Houston Exploration's reserves.

        During the period of November 22-30, 2006, Houston Exploration provided Forest with certain supplemental information requested by Forest regarding production from selected wells, proved undeveloped reserves, undrilled acreage and held-by-production acreage, the offshore blocks that Houston Exploration had retained following its Gulf of Mexico divestiture, operating costs and capital expenditures.

        On November 28, 2006, representatives of Houston Exploration, Forest and their respective financial advisors met in Denver. During the meeting, Forest management made a presentation regarding the Forest organization, including its business units, capital structure and debt, reserves, producing properties, acreage positions, capital expenditures, finding and development costs, hedging positions, recent acquisitions, recent term loan financing transaction involving Forest Alaska Operating LLC ("Forest Alaska"), and various other subsidiaries. Also at the meeting, representatives of the parties reviewed the financial and stock price performance of each company, the strategic rationales for a merger of Forest and Houston Exploration, and the pro forma reserves and production for the combined entity. At the conclusion of the meeting, Messrs. Hargett and Clark met privately. Mr. Hargett stated that Houston Exploration's board of directors was willing to consider a combination with Forest, but would like for Forest to increase its offer. Mr. Clark requested a meeting in Houston to review Houston Exploration's financial model, human resource plans and third quarter performance.

        On November 30, 2006, representatives of Forest met with a representative of Houston Exploration in the Houston offices of Akin Gump to review additional legal due diligence items, including Houston Exploration's litigation, loss contingencies, environmental and SEC matters and insurance.

        On December 1, 2006, representatives of Forest, Houston Exploration and their respective legal and financial advisors met at the Houston offices of Akin Gump to review and discuss Houston Exploration's financial model, human resource plans and third quarter performance, as well as Forest's financial model.

        After the November 30 and December 1, 2006 meetings, Houston Exploration supplied Forest with additional due diligence information requested, including information related to Houston Exploration's human resource and benefits plans, insurance matters, corporate affiliates of Houston Exploration, overriding royalty interests owned by former and present officers of Houston Exploration, and updated reserve, production, capital expenditure and budget information.

        In connection with Forest's due diligence regarding the merger, it considered the effect on Houston Exploration's assets and Forest's operations of certain property rights held by a former executive officer who founded Houston Exploration. In conjunction with such officer's prior employment agreement, certain joint operating agreements to which such officer was a party, and such officer's separation agreement in 2001, the former officer exchanged working interests he had previously purchased in several of Houston Exploration's South Texas fields, including the Charco Field, for economically equivalent overriding royalty interests in those same South Texas fields based on an analysis done by an independent accounting firm. The former officer's working interests were larger percentages than the equivalent overriding royalty interests, as working interests are cost-bearing and overriding royalty interests are not. In addition, in exchange for prospective working interest rights, the former officer received the prospective right to a 2.7075% overriding royalty interest in any leases acquired by Houston Exploration on or before April 1, 2011 covering interests in Zapata County, Texas. The 2.7075% is proportionately reduced to the extent that Houston Exploration acquires less than 100% of the working interest in any lease.

        Accordingly, if Houston Exploration is merged into Forest, Forest will become obligated until April 1, 2011 upon any subsequent acquisition of an interest in Zapata County to assign to the former officer an overriding royalty interest equal to 2.7075% of the working interest acquired by Forest. Based on current plans and economics, Forest believes that the former officer's prospective right to overriding royalty interests in Zapata County will not have a material adverse effect on Forest's ability to operate and compete in South Texas.

        The overriding royalty interests described above, as well as the right to receive additional overriding royalty interests from Zapata County, are owned by the former officer and recorded in the real property records of Zapata County. Houston Exploration's reserve reports do not reflect as owned by Houston Exploration any interest attributable to such former officer. Likewise, Houston Exploration's financial statements do not include any assets or revenues attributable to such former officer's interest. The former officer's existing (and any future) overriding royalty interests will be effective for the life of each underlying lease.

        Since his departure from Houston Exploration in 2001, the former officer and his affiliates have received approximately the following revenues attributable to his ownership of overriding royalty interests in Houston Exploration's South Texas fields, as compared to Houston Exploration's gross revenues less royalty, lease operating expense, severance tax and transportation expense, from its South Texas fields, which revenues have been significantly impacted by changing natural gas prices:

	Officer		Houston Exploration
2002	$2.9 million	2002	$113.3 million
2003	6.5 million	2003	221.0 million
2004	8.0 million	2004	257.3 million
2005	8.7 million	2005	321.7 million
2006	9.7 million	2006	287.8 million

        On December 5, 2006, the Forest board of directors held a special telephonic meeting. Members of senior Forest management and representatives of Forest's financial advisor were also present at this meeting. Senior Forest management advised the board regarding steps in the negotiations with Houston Exploration that had occurred since the board's November 8, 2006 meeting. The directors reviewed and discussed in detail Houston Exploration's reserves, the pro forma financial impact and the economics associated with the merger, management expectations regarding Forest's debt-to-capitalization ratio in the future, recent activities of competitors in South Texas and their proximity to the assets of Houston

Exploration, Forest's assessment of Houston Exploration's assets, including how Forest might be able to reduce Houston Exploration's general and administrative costs following a merger, the effect of Houston Exploration's higher depreciation, depletion and amortization, the recent historical stock price performance of Houston Exploration and Forest, the combined reserve portfolio of Forest and Houston Exploration, a pro forma 2007 plan for the combined Forest and Houston Exploration, hedging strategy, possible reallocation of capital expenditures to improve returns, Houston Exploration's pending litigation, and a proposed financing plan for the merger, among other things. At the meeting, the Forest board of directors also was briefed on potential advantages and disadvantages of a merger between Forest and Houston Exploration, including the concern that the merger may slow Forest's growth during the near term, potential implications of using a significant quantity of Forest stock as consideration in the merger, and the potential impact on near-term analysts' price targets for Forest stock as a result of the merger. At the conclusion of the meeting, the Forest board of directors authorized management to make a new proposal to Houston Exploration to acquire all of the outstanding shares of Houston Exploration common stock on a current economic basis of $55 per share, based on the then-current trading price of Forest common stock. The Forest board also authorized its Executive Committee to increase certain economic terms of the proposal if the Executive Committee and management deemed such increases appropriate. The Executive Committee was instructed to reconvene the full board of directors if it became necessary to consider making any significant increase in the economic terms or if any other material developments occurred in the negotiations.

        On December 9, 2006, Mr. Keyte informed Lehman Brothers that Forest would not be willing to increase its proposal to acquire Houston Exploration. Lehman Brothers informed Mr. Keyte that proposing a below-market deal would not be constructive.

        On December 11, 2006, Forest submitted to the Houston Exploration board of directors a confidential written, non-binding proposal to acquire all of Houston Exploration's outstanding common stock. The proposal was to pay per share consideration that was comprised of 0.84 shares of Forest common stock and $26.152 in cash. Based on the closing price of Forest's stock on December 8th, this proposal represented a nominal valuation of $55.30 per Houston Exploration share, which represented no premium to Houston Exploration's closing share price on that date. As with previous proposals, the December 11th proposal was conditioned on satisfactory completion of confirmatory due diligence, Forest's obtaining acquisition financing commitments of not less than $1.4 billion, and approval of Forest's board of directors. The proposal also provided that, absent a satisfactory response from Houston Exploration, the proposal would be withdrawn at 12:00 p.m., Mountain time, on December 15, 2006.

        On December 12, 2006, Forest sent a draft form of merger agreement to the Houston Exploration board of directors and asked that it be considered in conjunction with Forest's December 11th proposal.

        On December 13, 2006, Company B and its financial advisors attended a reciprocal due diligence session with Houston Exploration and representatives of Lehman Brothers. However, Company B did not clarify its November 2nd proposal.

        On December 14, 2006, Houston Exploration's board met again, together with senior management of Houston Exploration and representatives of Lehman Brothers, Akin Gump and Morris Nichols, to discuss the current state of the sale process as well as the other strategic alternatives available to Houston Exploration. At that meeting, Houston Exploration's board discussed the significant execution risk and that it could not properly evaluate Company B's preliminary proposal given that no definitive transaction structure had been identified, no firm proposal or more definitive details had been received and that, despite numerous meetings, discussions and follow-up, Company B did not articulate the details of a transaction or the potential value to be derived by Houston Exploration's stockholders. After discussion, the board concluded that the Forest proposal appeared likely to offer the best value to Houston Exploration stockholders and authorized Mr. Hargett to propose a cash-election merger transaction to Mr. Clark at an exchange ratio of 0.84 of a share of Forest common stock plus $28 per share in cash for each outstanding share of Houston Exploration common stock.

        Later that afternoon, Mr. Hargett telephoned Mr. Clark and stated that the Houston Exploration board of directors was favorably disposed to the per share stock consideration in Forest's December 11th proposal (0.84 of a share of Forest common stock), but that Houston Exploration's board wanted to increase the per share cash consideration from $26.152 to $28. Mr. Hargett also stated that Houston Exploration would prefer a mechanism that would allow its stockholders to elect cash or stock as consideration. Mr. Clark stated that he would call Mr. Hargett back with a response.

        On December 15, 2006, Mr. Clark conferred with the other members of the Executive Committee of the Forest board of directors regarding his December 14th conversation with Mr. Hargett and a proposed response.

        On December 16, 2006, Mr. Clark telephoned Mr. Hargett and stated that Forest would be willing to increase the per share cash component of its proposal from $26.152 to $26.25 and to provide a cash and stock election mechanism for Houston Exploration's stockholders. Mr. Clark also stated that Forest required additional due diligence on the overriding royalty interests held by a former officer of Houston Exploration and on certain tax issues, as well as reasonable provisions in a merger agreement regarding Houston Exploration's capital expenditures prior to closing.

        Later on December 16, 2006, Mr. Hargett telephoned Mr. Clark and stated that Houston Exploration was willing to proceed with the negotiation of a merger agreement but requested that Forest increase its merger consideration to a current economic value of $56 per share of Houston Exploration common stock. Mr. Clark declined to increase Forest's proposal.

        On December 17, 2006, Houston Exploration forwarded to Forest initial comments to the draft merger agreement.

        From December 18-20, 2006, representatives of Akin Gump and Houston Exploration conducted due diligence in Forest's offices in Denver. The representatives reviewed materials relating to, among other things, Forest's corporate structure, corporate governance, litigation, recent transactions, taxes, financial statements, treasury functions and loss contingencies.

        On December 19, 2006, Messrs. Clark and Hargett spoke by telephone and discussed the terms of the potential acquisition, focusing on the per share consideration to be provided by Forest. They each discussed the value that they placed on Houston Exploration's stock and Forest's stock. They ultimately reached a tentative understanding, subject to approval of their respective boards, that Forest would provide per share consideration to Houston Exploration's stockholders of 0.84 of a share of Forest common stock and $26.25 cash.

        On December 20, 2006, representatives of Forest and Houston Exploration met in the Houston offices of Vinson & Elkins L.L.P. ("Vinson & Elkins"), Forest's outside counsel, together with representatives of their respective legal and financial advisors, to negotiate open issues with respect to the merger agreement. These issues included, among others, the stockholder election and equalization provisions of the merger agreement, the treatment of Houston Exploration stock options, the structure of the merger, various employee benefits issues, termination rights and fees, including in the event of a superior proposal, a voting agreement with JANA, and continuation of director and officer insurance coverage for Houston Exploration's directors and officers following the closing.

        On December 21, 2006, representatives of Forest and Houston Exploration met at the Houston offices of Akin Gump. During the meeting, they continued various due diligence and discussions, including with respect to overriding royalty interests held by a former officer of Houston Exploration.

Over the next week, Houston Exploration provided additional information requested by Forest during this meeting.

        Later in the day on December 21, 2006, representatives of Forest and Houston Exploration met in the Houston offices of Vinson & Elkins to continue to negotiate the terms of the merger agreement. Representatives of their respective legal and financial advisors also participated in the meeting. The participants in the meeting continued to negotiate, among other matters, various employee issues, the non-solicitation provisions and termination rights and fees benefits, rights of a party's board of directors to change its recommendation regarding the proposed merger, and restrictions on interim operations between the time of execution and closing of the merger.

        On December 28, 2006, representatives of Forest and Houston Exploration met in the Houston offices of Vinson & Elkins to continue to negotiate the terms of a merger agreement. The participants also included representatives of Vinson & Elkins, Akin Gump and Lehman Brothers. The participants in the meeting discussed, among other matters, the right of JANA to terminate the voting agreement in the event that the Houston Exploration board of directors changed its recommendation with respect to the merger, the amount of the termination fees, various representations under the merger agreement, and the treatment under the merger agreement of Forest's potential sale of Forest Alaska, including the extent to which Forest could proceed with such a sale if it appeared reasonably likely the sale could delay the closing of the merger.

        On December 29, 2006, Messrs. Clark and Hargett spoke by telephone. They discussed the amount of each party's termination fee, human resource matters, including the accelerated vesting of 401(k) accounts, Forest stock options to be given to all Houston Exploration employees, and incentive bonuses for Houston Exploration employees for 2006 and 2007, as well as continuation of director and officer insurance coverage for Houston Exploration's directors and officers after the closing of the merger.

        Later on December 29, 2006, representatives of Forest, Houston Exploration, Vinson & Elkins and Akin Gump held a teleconference. During the teleconference, the participants confirmed, among other matters, resolution of issues related to the benefits that Houston Exploration employees would receive after their transfer to Forest, accelerated vesting of their 401(k) and deferred compensation plans, Forest options to be issued to the Houston Exploration employees after closing of the merger, and insurance coverage to be provided to Houston Exploration directors and officers after closing of the merger. The participants also discussed each party's position with respect to the amount of the termination fees. Later that night, Houston Exploration and Forest exchanged initial drafts of the disclosure schedules to the merger agreement. They also discussed, by email, the treatment of possible ceiling test writedowns under the merger agreement's definition of "material adverse effect."

        On December 30, 2006, Vinson & Elkins distributed a revised draft of a merger agreement to representatives of Forest and Houston Exploration.

        Later on December 30, 2006, Cyrus D. Marter IV, Forest's Vice President—General Counsel and Secretary, distributed to all of the members of the Forest board of directors the then-current draft of the merger agreement to be entered into among Forest, Merger Sub and Houston Exploration.

        On January 2, 2007, Messrs. Clark and Hargett spoke by telephone and negotiated the termination fees payable under the merger agreement, how to address Forest's potential sale of Forest Alaska under the merger agreement and the severance benefits of, and provision of post-closing transition services from, Houston Exploration's officers. Also on January 2, 2007, Carolyn M. Campbell, Houston Exploration's Senior Vice President and General Counsel, distributed the then-current draft of the merger agreement and related materials to Houston Exploration's board of directors.

        On January 3, 2007, the Forest board of directors held a special telephonic meeting. In addition to the directors, senior Forest management attended the entire meeting, and representatives of Forest's legal and financial advisors attended portions of the meeting. During the meeting, Mr. Clark and the other Forest officers present discussed with the board the negotiations with Houston Exploration since the board's December 5, 2006 meeting, the current economic value of the consideration to be paid by Forest to Houston Exploration's stockholders, the effect on the economic metrics of the proposal caused by decreasing natural gas prices, whether Houston Exploration would incur a ceiling test writedown for the fourth quarter of 2006, Forest's latest assessment of Houston Exploration's reserves, the due diligence process and the results of that process, the material issues that remained unresolved, the current status of negotiations regarding the parties' respective termination fees and the benefits to be offered to the Houston Exploration employees, and a potential execution and closing timetable for the merger. Representatives of Vinson & Elkins then reviewed for the board the material terms of the merger agreement, including how the stockholder election and equalization provisions operate and the details of the termination rights for each party under the agreement, and the appraisal rights of dissenting stockholders. Also at this meeting, Credit Suisse reviewed with the Forest board its financial analysis of the consideration to be paid by Forest in the merger and informed the Forest board that, assuming no material change in the terms of the merger or in the totality of the information it considered in connection with its financial analysis, Credit Suisse believed it would be in a position to render to the Forest board in connection with the execution of the merger agreement an opinion as to the fairness, from a financial point of view and as of the date of the opinion, to Forest of the consideration to be paid by Forest in the merger. The directors discussed with Forest's management and representatives of Credit Suisse the extent to which the proposed acquisition could be accretive to Forest's shareholders, the economic impact of issuing new Forest shares as consideration for the acquisition, how the market might react to the acquisition, the increase in Forest's leverage as a result of the acquisition, and the extent to which Forest might reduce capital expenditures on Houston Exploration's assets in the future.

        The Forest board of directors then discussed with management the potential for Houston Exploration to incur a ceiling test writedown, the technical expertise of Houston Exploration's employees, the ability of Forest to upgrade the quality of its assets through the acquisition of Houston Exploration, the need for good execution by the management team following the closing of the acquisition, and the definition of "material adverse effect" under the draft merger agreement. The directors then unanimously agreed that Forest should proceed with the acquisition on the terms described during the meeting and as contained in the current draft merger agreement. The board then delegated to its Executive Committee the authority to approve execution of the final form of the merger agreement and all related transactions under the merger agreement, assuming that no material changes to the merger agreement or other material events should arise prior to execution of the merger agreement.

        Houston Exploration's board of directors also met on January 3, 2007 to review valuation metrics and discuss the status of negotiations and further pricing discussions with Forest. Representatives of Akin Gump and Morris Nichols advised the board with respect to its fiduciary duties and reviewed the material terms of the proposed merger agreement, as well as remaining issues to be negotiated and the terms of the merger agreement based on materials previously provided to the board. Lehman Brothers reviewed with the board the strategic alternatives considered to date, the sale process, the material terms of the proposed transaction with Forest, Forest's reserve profile and a valuation analysis of Forest as well as an updated valuation analysis of Houston Exploration, a pro forma merger analysis and potential benefits from the transaction for Houston Exploration stockholders.

        Further on January 3, 2007, after the Forest and Houston Exploration board of directors meetings, Messrs. Clark and Hargett spoke and reached resolution that Houston Exploration's termination fee under the merger agreement would be $55 million and Forest's termination fee would be $60 million. They continued to negotiate how to address the potential sale of Forest Alaska and the treatment of Houston Exploration's officers following the closing of the merger.

        On January 4, 2007, representatives of Forest and Houston Exploration met in the Houston offices of Vinson & Elkins and by phone to continue to negotiate the terms of a merger agreement. The participants in person or via telephone at the meeting also included representatives of the parties' respective legal and financial advisors. The participants reviewed the current draft of the merger agreement and addressed issues related to appraisal rights of dissenting stockholders, the treatment of Houston Exploration officers after closing of the merger, and the potential sale of Forest Alaska.

        During a break in the general negotiating meeting on January 4th, representatives of Forest and Houston Exploration participated in a teleconference and negotiated the merger agreement's provisions regarding the potential sale of Forest Alaska and the treatment of Houston Exploration officers after closing. During this conference, Mr. Hargett stated that Houston Exploration would not accept the closing risk associated with allowing Forest an unlimited right to sell Forest Alaska. He also stated that the Houston Exploration board of directors was very concerned that a high level of uncertainty among Houston Exploration's officers might create morale and potential operational problems during the time period leading up to and immediately following the closing. The participants on the teleconference discussed the possibility of officers amending their existing employment agreements to allow them to provide 60 days of transition services to Forest without prejudice to any severance rights they otherwise would have.

        On the evening of January 4, 2007, Ms. Campbell distributed a revised draft of the merger agreement and certain related materials to Houston Exploration's board of directors.

        Throughout the remainder of the day on January 4th and continuing on January 5, 2007, representatives of Forest and Houston Exploration negotiated various aspects of the merger agreement, including termination fees, director and officer insurance, the potential sale of Forest Alaska and various employee benefits issues, and the disclosure schedules to the merger agreement.

        On January 5, 2007, representatives of Forest, Houston Exploration and JANA participated in a teleconference. Representatives of Vinson & Elkins, Akin Gump and Schulte Roth & Zabel LLP, JANA's outside counsel, also participated in the teleconference. The participants discussed the terms of a proposed voting agreement with JANA and a proposed standstill agreement between JANA and Forest. Later that day, Forest, Houston Exploration and JANA reached a tentative agreement with respect to the proposed terms of a voting agreement to be entered into assuming, and subject to, the execution of a definitive merger agreement, and Forest and JANA reached a tentative agreement on the proposed terms of a standstill agreement to be entered into assuming, and subject to, the execution of a definitive merger agreement.

        Later on January 5, 2007, the Houston Exploration board of directors held a special telephonic meeting to discuss with management and its financial and legal advisors the status of negotiations and open issues, including Forest's right to pursue a sale of Forest Alaska even if that sale materially delayed the closing of the merger, as well as a review of the terms of the current draft of the merger agreement previously distributed to the board. After discussion, the board determined that it would not agree to an open-ended material delay and directed management to revisit the issue with Forest.

        Also on January 5, 2007, following the Houston Exploration board meeting, Messrs. Hargett and Clark spoke by telephone and Mr. Hargett advised Mr. Clark that Houston Exploration's board remained unsatisfied with Forest's ability to sell Forest Alaska prior to the closing of the merger if the sale materially delayed the closing. Mr. Clark responded that Forest required flexibility to pursue its sale efforts, but that he would discuss possible compromises with Forest's counsel.

        On January 6 and 7, 2007, representatives of Forest and Houston Exploration negotiated language that addressed the precise extent to which Forest could proceed with a sale of Forest Alaska prior to the closing of the Houston Exploration merger. The representatives also addressed various issues regarding the disclosure schedules to the merger agreement.

        On January 7, 2007, the Executive Committee of Forest's board of directors held a special telephonic meeting. Senior Forest management and representatives of Forest's legal and financial advisors also attended the meeting. Mr. Clark reported to the other committee members that he had spoken to each of the other Forest directors on January 6, 2006 and updated them on the developments in the negotiations with Houston Exploration. Mr. Marter then described the events in the negotiations that had occurred since the January 3, 2007 meeting of the Forest board of directors and the changes in the merger agreement since the January 3rd meeting. Mr. Marter reviewed certain provisions of the merger agreement that previously had been provided and described the limitations that existed with respect to efforts by Forest to sell Forest Alaska between the time Forest executes the merger agreement and closing. He also discussed negotiations with JANA and the proposed terms of the voting agreement and standstill agreement between JANA and Forest. Mr. Clark elaborated on the merger agreement's treatment of benefits to be provided to Houston Exploration employees, both before and after the merger, as well as the investment and capital expenditure constraints on Houston Exploration during the interim period between the time of execution and closing. The Executive Committee was also updated by representatives of Credit Suisse as to, among other things, movements in certain commodity price and stock market trading data since the board's meeting on January 3rd. At this meeting, Credit Suisse delivered its opinion, dated January 7, 2007, to the Forest board to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be paid by Forest in the merger was fair, from a financial point of view, to Forest. The Executive Committee then unanimously approved the execution of the merger agreement with Houston Exploration and approved all related transactions contemplated by the merger agreement.

        Later on January 7, 2007, Houston Exploration's board of directors met, together with senior management and representatives of Lehman Brothers, Akin Gump and Morris Nichols to consider Forest's final offer, and to review Forest's proposal in light of Houston Exploration's other strategic options. The board discussed the strategic benefits, as well as the potential risks, of the contemplated business combination as well as the pro forma outlook for the combined company. The board also reviewed with counsel the material terms of the proposed merger agreement, a copy of which previously had been provided to the board, as well as the terms of Forest's commitment letter, discussed resolution of final issues on the merger agreement and was advised by counsel once again on its fiduciary obligations to Houston Exploration and its stockholders. Lehman Brothers then discussed and delivered an oral opinion that was later confirmed in writing to Houston Exploration's board of directors to the effect that, as of that date and subject to the assumptions, limitations, qualifications and other matters described in its opinion, the exchange ratio contemplated by the merger was fair, from a financial point of view, to the holders of Houston Exploration common stock. See "—Opinion of Houston Exploration's Financial Advisor." The Henry Hub spot price at this time was $5.51 per MMBtu and the three-year average forward price for 2007 to 2009 was $7.54 per MMBtu. After further discussion, Houston Exploration's board of directors voted to approve the merger and declared the merger agreement advisable and in the best interest of Houston Exploration and its stockholders.

        Later that evening, Forest and Houston Exploration executed the merger agreement, exchanging signature pages via email. Thereafter, Forest and JANA executed the voting agreement and the standstill agreement, and Forest and Houston Exploration issued separate press releases announcing the execution of the agreement.

        On January 11, 2007, the City of Monroe plaintiff amended its pending lawsuit against Houston Exploration's directors to assert that the decision to enter into the merger agreement with Forest constituted an additional breach of fiduciary duties by the directors because, according to the plaintiff, the merger consideration is inadequate. The City of Monroe plaintiff also added Forest as a defendant, asserting that Forest aided and abetted the Houston Exploration directors' breach of fiduciary duties.

Recommendation of the Forest Board of Directors and Its Reasons for the Merger

        By unanimous vote at a meeting held on January 7, 2007, the Executive Committee of the Forest board of directors determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of the Forest shareholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the issuance of shares of Forest common stock in the merger. The Forest board of directors unanimously recommends that Forest shareholders vote FOR approval of the issuance of additional Forest common stock in connection with the merger.

        In evaluating the merger, the Forest board of directors consulted with Forest's management and legal and financial advisors and, in deciding to approve the merger agreement and to recommend that Forest's shareholders vote to approve the issuance of Forest common stock in the merger pursuant to the merger agreement, considered several factors, including:

  •
  that the location and predominant nature of Houston Exploration's onshore producing properties are consistent with Forest's strategy to focus its efforts on onshore properties in similar areas, as evidenced by Forest's spin-off of its offshore Gulf of Mexico properties in 2006;

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  that all of Houston Exploration's proved reserves and production are located in the lower 48 states of the United States;

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  that the combined company will have critical mass in four attractive onshore basins: East Texas, the Texas Panhandle, the Permian Basin and South Texas;

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  that the locations of Houston Exploration's producing properties in South and East Texas are close to Forest's own producing properties and will provide synergies in field operations and the processing and marketing of gas;

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  that Forest's existing knowledge and experience with respect to similar reservoirs, particularly tight gas sands, should be applicable to Houston Exploration's assets;

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  that the merger would significantly increase Forest's estimated proved reserves and average daily production;

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  that the merger should be accretive to Forest's shareholders during 2007 and 2008 with respect to per share cash flow, reserves and production;

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  that the combined company will have a Houston presence, which Forest does not otherwise have;

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  that the combined company will be significantly larger than Forest is now and, as a result, should have greater exploitation and production strengths, should have greater liquidity in the market for its securities and should be able to pursue future strategic opportunities that might not otherwise be possible;

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  the opinion of Credit Suisse, dated January 7, 2007, to the Forest board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to Forest of the consideration to be paid by Forest in the merger, as more fully described below under the caption "—Opinion of Forest's Financial Advisor;"

  •
  the terms of the merger agreement and the structure of the transaction, including the conditions to each party's obligation to complete the merger;

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  that the merger agreement requires Houston Exploration to pay a termination fee of $55 million if the merger agreement is terminated in accordance with certain provisions of the merger agreement;

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  the ability of Forest and Houston Exploration to complete the merger, including their ability to obtain the necessary regulatory approvals and their obligations to attempt to obtain those approvals;

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  the terms of the commitment letter from J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. to finance the cash portion of the merger consideration; and

  •
  the structure of the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code.

        Each of these factors favored the conclusion of Forest's board of directors that the merger is advisable and in the best interests of Forest and its shareholders. The board of directors relied on the Forest and Houston Exploration management teams to provide accurate and complete financial information, projections and assumptions as the starting point for its analysis.

        The Forest board of directors considered a number of additional factors concerning the merger agreement and the transactions contemplated by the merger agreement, including the merger. These factors included:

  •
  information concerning the financial condition, results of operations, prospects and businesses of Forest and Houston Exploration, including respective companies' reserves, production volumes, cash flows from operations, recent performance of common stock and the ratio of Forest's common stock price to Houston Exploration's common stock price over various periods, as well as current industry, economic and market conditions;

  •
  the net asset value per share of the common stock of both Forest and Houston Exploration; and

  •
  the results of Forest's business, legal and financial due diligence of Houston Exploration.

        Forest's board of directors also considered a variety of risks and other potentially negative factors concerning the merger agreement and the transactions contemplated by the merger agreement, including the merger. These factors included:

  •
  that there are significant risks inherent in combining and integrating two companies, including that the companies may not be successfully integrated, and that successful integration of the companies will require the dedication of significant management resources, which will temporarily detract attention from the day-to-day businesses of the combined company;

  •
  the effects on net asset value, cash flows from operations and other financial measures under various modeling assumptions, and the uncertainties in timing with respect to some anticipated benefits of the merger;

  •
  the risks of changes in oil and gas prices from those used to evaluate the merger, compounded by the fact that Houston Exploration's gas production was largely unhedged at the time the merger agreement was executed;

  •
  that the percentage of the combined company's estimated proved reserves attributable to the "proved undeveloped" category will be higher than is the case with Forest's estimated proved reserves on a stand-alone basis;

  •
  that the reserve life of the combined company will be shorter than is the case with Forest on a stand-alone basis;

  •
  that the depreciation and depletion expense of the combined company will likely be higher on a per unit basis than is the case with Forest on a stand-alone basis;

  •
  the increased level of indebtedness of the combined company as a result of Forest's financing of the merger;

  •
  that the merger agreement imposes limitations on Forest's ability to solicit offers for the acquisition of Forest, as well as the possibility that Forest could be required to pay a termination fee of $60 million in certain circumstances;

  •
  that the capital requirements necessary to achieve the expected growth of the combined company's businesses will be significant, and there can be no assurance that the combined company will be able to fund all of its capital requirements from operating cash flows, and the fact that the combined company would have substantially more total long-term debt than Forest on a stand-alone basis;

  •
  that the merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement; and

  •
  other matters described under the caption "Risk Factors."

        This discussion of the information and factors considered by the Forest board of directors in reaching its conclusion and recommendations includes all of the material factors considered by the board but is not intended to be exhaustive. In view of the wide variety of factors considered by the Forest board of directors in evaluating the merger agreement and the transactions contemplated by it, including the merger, and the complexity of these matters, the Forest board of directors did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Forest board of directors may have given different weight to different factors.

        It should be noted that this explanation of the reasoning of the Forest board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Concerning Forward-Looking Statements."

Recommendation of the Houston Exploration Board of Directors and Its Reasons for the Merger

        By unanimous vote, the Houston Exploration board of directors, at a meeting held on January 7, 2007, determined that the merger agreement was advisable and the transactions contemplated by the merger agreement were in the best interests of the Houston Exploration stockholders and approved and adopted the merger agreement and the transactions contemplated thereby, including the merger. The Houston Exploration board of directors unanimously recommends that the Houston Exploration stockholders vote FOR the proposal to adopt the merger agreement at the Houston Exploration special meeting.

        In reaching its decision to approve the merger, Houston Exploration's board of directors consulted with Houston Exploration's management and legal and financial advisors and considered a number of factors, including the following:

  •
  the fact that after an extensive review of strategic alternatives, the Houston Exploration board of directors concluded that the offer made by Forest was superior to other alternatives available to Houston Exploration, including remaining as an independent concern;

  •
  the fact that the transaction will allow Houston Exploration's stockholders to participate in the future value creation fostered by a combination with Forest, while still providing immediate value through the cash component;

  •
  Forest's track record of creating long-term value for shareholders, and the Houston Exploration board of directors' confidence in the ability of Forest's senior management to lead the combined company and continue creating long-term value for shareholders;

  •
  the complementary nature of the two companies' respective asset bases, which is expected to permit the combined company to more effectively compete with other exploration and production companies;

  •
  the expected synergies that could result from the merger, and Forest's history of successful integration of acquired companies;

  •
  the Houston Exploration board of directors' review of the financial condition, prospects and opportunities of Houston Exploration as compared to the consideration to be received by Houston Exploration stockholders in the merger;

  •
  the fact that a number of Houston Exploration's large stockholders supported a sale of the company, and that JANA, Houston Exploration's largest stockholder, was prepared to publicly support the merger;

  •
  current industry, economic and market conditions, as well as natural gas price volatility;

  •
  the Houston Exploration board of directors' belief that worldwide energy demand will remain strong and continued equity participation in the business from a more diversified and broad base is warranted;

  •
  the structure of the merger will constitute a reorganization under section 368(a) of the Internal Revenue Code and may be tax-free to Houston Exploration's stockholders to the extent they receive shares of Forest stock as merger consideration;

  •
  the terms of the merger agreement and the structure of the transaction, including the conditions to each company's obligations to complete the merger;

  •
  the terms of the merger agreement that permit the Houston Exploration board of directors to change or withdraw its recommendation of the merger to Houston Exploration stockholders or to terminate the merger agreement if the Houston Exploration board of directors determines that an unsolicited acquisition proposal is deemed a superior offer for Houston Exploration from a financial point of view;

  •
  the ability of Houston Exploration's stockholders to elect to receive cash or stock consideration, subject to equalization and proration, thereby giving each stockholder the opportunity to specify his, her or its desired level of participation in the combined company or liquidity;

  •
  the pro forma financial condition, prospects and opportunities of the combined company;

  •
  Forest's ability to consummate the merger, including the commitment letter with J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. to provide Forest with funds necessary to finance the transaction; and

  •
  the oral opinion delivered by Lehman Brothers on January 7, 2007, and subsequently confirmed in writing that, as of that date and based on and subject to the matters set forth in the opinion, the consideration to be received by Houston Exploration stockholders in the merger was fair from a financial point of view to such holders.

        The Houston Exploration board of directors also identified and considered numerous risks and potential disadvantages associated with the merger and/or the merger agreement, including the following:

  •
  the fact that there are no "collar" provisions and the nominal value of the merger consideration is not fixed, such that, if the market price of Forest's common stock declines prior to the effective time of the merger, the nominal value of the consideration to be received by Houston Exploration stockholders also will decline (unless the stockholders reject the merger and the merger agreement is terminated);

  •
  the risk that there may be difficulties in combining the business of Forest and Houston Exploration, and that the synergies expected to result from the merger may not occur;

  •
  the risk that the other potential benefits sought in the merger might not be fully realized;

  •
  the risk that the merger might not be completed;

  •
  the fact that as of the date of the merger agreement, the merger consideration represented a 7.7% discount to Houston Exploration's one-year average stock price, although it represented a 7.8% premium to Houston Exploration's stock price the trading day prior to the announcement of the merger;

  •
  the fact that natural gas prices had declined significantly since the Houston Exploration board of directors' commencement of its review of strategic alternatives for Houston Exploration;

  •
  the fact that Forest will have significant indebtedness following the merger, which could limit its flexibility;

  •
  the fact that litigation was pending and was likely to continue or increase as a result of the announcement of the merger;

  •
  the fact that, under the merger agreement, Houston Exploration could be required to pay Forest a termination fee of $55 million and/or pay to Forest an expense reimbursement fee in certain circumstances, and the risk that such termination fee could serve as a deterrent to parties who might wish to make a superior proposal for Houston Exploration; and

  •
  certain of the other matters described under "Risk Factors" beginning on page 27.

        Although the preceding list of factors considered is not intended to be exhaustive, in the judgment of Houston Exploration's board of directors, the potential benefits of the merger outweigh the risks and the potential disadvantages. In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Houston Exploration board of directors did not quantify or assign relative weights to the factors considered in reaching its conclusion. Rather, the Houston Exploration board of directors views its recommendation as being based on the totality of the information presented to and considered by it. In addition, individual Houston Exploration directors may have given different weights to different factors.

        It should be noted that this explanation of the reasoning of the Houston Exploration board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading "Cautionary Statement Concerning Forward-Looking Statements."

Opinion of Forest's Financial Advisor

        Forest retained Credit Suisse to act as Forest's financial advisor in connection with the merger. In connection with Credit Suisse's engagement, Forest requested that Credit Suisse evaluate the fairness, from a financial point of view, to Forest of the consideration to be paid by Forest in the merger. Credit Suisse reviewed with the Forest board of directors its financial analysis of the consideration to be paid by Forest in the merger at a meeting of the Forest board held on January 3, 2007, at which the Forest board approved proceeding with the acquisition and delegated to its Executive Committee the authority to approve execution of the final form of merger agreement. On January 7, 2007, the date of execution of the final merger agreement, Credit Suisse delivered to the Forest board a written opinion dated January 7, 2007 to the effect that, as of that date and based on and subject to the matters described in its opinion, the consideration to be paid by Forest in the merger was fair, from a financial point of view, to Forest.

        The full text of Credit Suisse's written opinion, dated January 7, 2007, to the Forest board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Annex B and is incorporated into this joint proxy statement/prospectus by reference in its entirety. You are encouraged to read the opinion carefully in its entirety. Credit Suisse's opinion was provided to the Forest board of directors for its information in connection with its evaluation of the consideration to be paid by Forest in the merger and relates only to the fairness of the consideration from a financial point of view to Forest, does not address any other aspect of the proposed merger and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the merger. The summary of Credit Suisse's opinion in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

        In arriving at its opinion, Credit Suisse reviewed the merger agreement and certain publicly available business and financial information relating to Forest and Houston Exploration. Credit Suisse also reviewed certain other information relating to Forest and Houston Exploration provided to or discussed with Credit Suisse by Forest, including financial forecasts and oil and gas reserve reports relating to Forest and Houston Exploration, as well as alternative commodity pricing assumptions. Credit Suisse also met with the managements of Forest and Houston Exploration to discuss the business and prospects of Forest and Houston Exploration, respectively. Credit Suisse further considered certain financial and stock market data of Forest and Houston Exploration and compared that data with similar data for other publicly held companies in businesses Credit Suisse deemed similar to those of Forest and Houston Exploration and considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

        In connection with its review, Credit Suisse did not assume any responsibility for independent verification of any of the foregoing information and relied on such information being complete and accurate in all material respects. With respect to the financial forecasts and reserve reports for Forest and Houston Exploration that Credit Suisse reviewed, Credit Suisse was advised, and Credit Suisse assumed, that such financial forecasts and reserve reports were reasonably prepared on bases reflecting the best currently available estimates and judgments of Forest's management as to the future financial performance and oil and gas reserves of Forest and Houston Exploration. With respect to the alternative commodity pricing assumptions that Credit Suisse reviewed, Credit Suisse was advised by Forest's management, and Credit Suisse assumed, that such assumptions were a reasonable basis on which to evaluate the future financial performance of Forest and Houston Exploration, and were appropriate for Credit Suisse to utilize in its analyses.

        Credit Suisse assumed, with Forest's consent, that the merger would qualify for U.S. federal income tax purposes as a reorganization under section 368(a) of the Internal Revenue Code. Credit Suisse also assumed, with Forest's consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Forest, Houston Exploration or the contemplated benefits of the merger and that the merger would be consummated in accordance with the terms of the merger agreement, without waiver, modification or amendment of any material term, condition or agreement. Credit Suisse was not requested to, and did not, make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Forest or Houston Exploration, including, without limitation, potential tax or other liabilities resulting from prior dispositions or pending litigation, nor was Credit Suisse furnished with any such evaluations or appraisals (other than certain third party reserve reports). Credit Suisse is not an expert in the evaluation of oil and gas reserves and expressed no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or gas properties of Forest or Houston Exploration (including unevaluated properties). Credit Suisse's opinion addressed only the fairness, from a financial point of view and as of the date of the opinion, to Forest of the consideration to be paid in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse's opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. Credit Suisse's opinion also was based on certain assumptions as to future commodity prices for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on Credit Suisse's analyses. Credit Suisse did not express any opinion as to what the value of Forest common stock actually would be when issued to the holders of Houston Exploration common stock in the merger or the prices at which Forest common stock would trade at any time. Credit Suisse's opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to Forest, nor did it address the underlying business decision of Forest to proceed with the merger. Except as described above, Forest imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering the opinion.

        In preparing its opinion, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse's analyses described below is not a complete description of the analyses underlying Credit Suisse's opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

        In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Forest and Houston Exploration. No company, transaction or business used in Credit Suisse's analyses as a comparison is identical to Forest, Houston Exploration or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse's analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Credit Suisse's analyses are inherently subject to substantial uncertainty.

        Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which consideration was determined between Forest and Houston Exploration, and the decision to enter into the merger was solely that of the Forest board of directors. Credit Suisse's opinion and financial analyses were only one of many factors considered by the Forest board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Forest board of directors or Forest's management with respect to the merger or the consideration payable in the merger.

        The following is a summary of the material financial analyses reviewed with the Forest board of directors on January 3, 2007 in connection with Credit Suisse's opinion, which opinion was delivered to the Forest board of directors in connection with the execution of the merger agreement on January 7, 2007. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse's financial analyses. For purposes of this summary of Credit Suisse's analyses, the term "implied per share value of the merger consideration" refers to the implied per share value of the consideration to be paid by Forest in the merger of $53.70 based on the per share closing price of Forest common stock of $32.68 on December 29, 2006, the last trading day prior to the January 3, 2007 board meeting.

Houston Exploration Financial Analyses

  Selected Public Companies Analysis

        Credit Suisse reviewed financial and stock market information of Houston Exploration and the following six selected publicly traded companies in the oil and gas exploration and production industry, referred to as the E&P industry:

  •
  Cimarex Energy Co.

  •
  EXCO Resources, Inc.

  •
  Newfield Exploration Company

  •
  Petrohawk Energy Corporation

  •
  PetroQuest Energy, Inc.

  •
  St. Mary Land & Exploration Company

Credit Suisse reviewed, among other things, enterprise values, calculated as market value based on closing stock prices on December 29, 2006, plus debt, preferred stock and out-of-the-money convertibles, less cash and cash equivalents, of the selected companies as multiples of the following:

  •
  calendar year 2007 estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA;

  •
  estimated proved reserves as of December 31, 2005 (in $ per Mcfe);

  •
  daily production for the third quarter of calendar year 2006 (in $ per Mcfe per day), referred to as 3Q2006 daily production; and

  •
  the estimated present value, using a discount rate of 10%, of projected future cash flows from proved reserves less estimated future development, production, abandonment and dismantlement costs, referred to as pre-tax PV10%, as of December 31, 2005.

Credit Suisse then applied a range of selected multiples of such financial and operating data derived from the selected companies to corresponding data of Houston Exploration, except that multiples of estimated proved reserves and pre-tax PV10% as of December 31, 2005 derived from the selected companies were applied to Houston Exploration's estimated proved reserves and pre-tax PV10% as of September 30, 2006. Financial and operating data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Operating data of Houston Exploration were based on internal estimates of Forest's management and, in the case of 3Q2006 daily production, public filings. Operating data of Houston Exploration and the selected companies were pro forma for acquisitions and divestitures. Calendar year 2007 estimated EBITDA of Houston Exploration was based on internal production estimates of Forest's management and First Call commodity prices for calendar year 2007. Pre-tax PV10% for the selected companies as of December 31, 2005 and for Houston Exploration as of September 30, 2006 reflected spot commodity pricing as of December 31, 2005. This analysis indicated the following implied per share equity reference range for Houston Exploration, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range for Houston Exploration	Implied Per Share Value of Merger Consideration
$52.80—$66.30	$53.70

  Selected Transactions Analysis

        Credit Suisse reviewed the transaction values of the following 12 merger transactions in the E&P industry publicly announced from January 26, 2005 through August 26, 2006:

Acquiror		Target
•	Woodside Petroleum Ltd.	•	Energy Partners, Ltd.
•	Anadarko Petroleum Corporation	•	Western Gas Resources, Inc.
•	Anadarko Petroleum Corporation	•	Kerr-McGee Corporation
•	Energy Partners, Ltd.	•	Stone Energy Corporation
•	Devon Energy Corporation	•	Chief Holdings LLC
•	Plains Exploration & Production Company	•	Stone Energy Corporation
•	Petrohawk Energy Corporation	•	KCS Energy, Inc.
•	Helix Energy Solutions Group, Inc.	•	Remington Oil and Gas Corporation
•	ConocoPhillips	•	Burlington Resources Inc.
•	Occidental Petroleum Corporation	•	Vintage Petroleum, Inc.
•	Norsk Hydro ASA	•	Spinnaker Exploration Company
•	Cimarex Energy Co.	•	Magnum Hunter Resources, Inc.

Credit Suisse also reviewed the transaction values in the following five Gulf Coast/Texas asset transactions in the E&P industry publicly announced from February 7, 2006 through December 26, 2006:

Buyer		Seller
•	EXCO Resources, Inc.	•	Anadarko Petroleum Corporation
•	El Paso Exploration & Production Company	•	Laredo Energy III, LP
•	EXCO Resources, Inc.	•	Progress Energy, Inc.
•	Forest	•	Chalker Energy Partners LP
•	XTO Energy Inc.	•	Total E&P USA, Inc.

Credit Suisse reviewed, among other things, transaction values in the selected transactions (excluding the estimated value, to the extent publicly available, of non-reserve assets) as multiples of the following data:

  •
  estimated proved reserves (in $ per Mcfe); and

  •
  daily production (in $ per Mcfe per day).

Credit Suisse then applied a range of selected multiples of such operating data derived from the selected transactions to corresponding data of Houston Exploration. Operating data of the selected transactions were based on publicly available information at the time of announcement of the relevant transactions. Estimated proved reserves of Houston Exploration were based on internal estimates of Forest's management as of September 30, 2006, and daily production of Houston Exploration was based on 3Q2006 daily production of Houston Exploration as reflected in Houston Exploration's public filings. This analysis indicated the following implied per share equity reference range for Houston Exploration, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range for Houston Exploration	Implied Per Share Value of Merger Consideration
$59.59—$73.00	$53.70

  Proved Reserves Net Asset Value Analysis

        Credit Suisse performed a net asset value analysis of Houston Exploration's estimated proved reserves as of September 30, 2006 by calculating the estimated present value of the unlevered, after-tax free cash flows that Houston Exploration could generate during calendar years 2007 through 2020 from its estimated proved reserves as of September 30, 2006. Estimated cash flows were based on reserve and production data reflected in a reserve report prepared by Forest's management and forward curve oil and gas commodity prices as reported on the New York Mercantile Exchange, referred to as NYMEX forward curve pricing. The present value of the cash flows were calculated using discount rates ranging from 11.0% to 12.0%. This analysis indicated the following implied per share equity reference range for Houston Exploration, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range for Houston Exploration	Implied Per Share Value of Merger Consideration
$33.83—$35.45	$53.70

  Discounted Cash Flow Analysis

        Credit Suisse performed a discounted cash flow analysis of Houston Exploration to calculate the estimated present value of the unlevered, after-tax free cash flows that Houston Exploration could generate on a standalone basis during calendar years 2007 through 2011. Estimated cash flows were based on internal estimates of Forest's management under two alternative oil and gas commodity pricing assumptions, one based on NYMEX forward curve pricing and one based on flat pricing of $60.00 per barrel of oil and $7.75 per thousand cubic feet of gas, referred to as flat pricing. Credit Suisse calculated terminal values of Houston Exploration by applying to Houston Exploration's calendar year 2011 estimated EBITDA a range of terminal value EBITDA multiples of 4.0x to 5.0x. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11.0% to 12.0%. This analysis indicated the following implied per share equity reference ranges for Houston Exploration under each alternative commodity pricing assumption, as compared to the implied per share value of the merger consideration:

Implied Per Share Equity Reference Range for Houston Exploration
NYMEX Forward Curve Pricing	Flat Pricing	Implied Per Share Value of Merger Consideration
$45.99—$58.33	$53.01—$66.72	$53.70

Forest Financial Analyses

  Selected Public Companies Analysis

        Credit Suisse reviewed financial and stock market information of Forest and the following nine selected publicly traded companies in the E&P industry:

  •
  Cabot Oil & Gas Corporation

  •
  Chesapeake Energy Corporation

  •
  Cimarex Energy Co.

  •
  EOG Resources, Inc.

  •
  Petrohawk Energy Corporation

  •
  Pioneer Natural Resources Company

  •
  Range Resources Corporation

  •
  St. Mary Land & Exploration Company

  •
  XTO Energy Inc.

Credit Suisse reviewed, among other things, enterprise values of the selected companies as multiples of the following:

  •
  calendar year 2007 estimated EBITDA;

  •
  estimated proved reserves as of December 31, 2005 (in $ per Mcfe);

  •
  3Q2006 daily production (in $ per Mcfe per day); and

  •
  pre-tax PV10%, as of December 31, 2005.

Credit Suisse then applied a range of selected multiples of such financial and operating data derived from the selected companies to corresponding data of Forest, except that multiples of estimated proved reserves and pre-tax PV10% as of December 31, 2005 derived from the selected companies were applied to Forest's estimated proved reserves and pre-tax PV10% as of September 30, 2006. Financial and operating data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Operating data of Forest were based on internal estimates of Forest's management and, in the case of 3Q2006 daily production, public filings. Operating data of Forest and the selected companies were pro forma for acquisitions and divestitures. Calendar year 2007 estimated EBITDA of Forest was based on internal production estimates of Forest's management and First Call commodity prices for calendar year 2007. Pre-tax PV10% for the selected companies as of December 31, 2005 and for Forest as of September 30, 2006 reflected spot commodity pricing as of December 31, 2005. This analysis indicated the following implied per share equity reference range for Forest, as compared to the per share closing price of Forest common stock on December 29, 2006:

Implied Per Share Equity Reference Range for Forest	Per Share Closing Price of Forest Common Stock on December 29, 2006
$29.74—$40.48	$32.68

  Proved Reserves Net Asset Value Analysis

        Credit Suisse performed a net asset value analysis of Forest's estimated proved reserves as of September 30, 2006 by calculating the estimated present value of the unlevered, after-tax free cash flows that Forest could generate during calendar years 2007 through 2020 from its estimated proved reserves as of September 30, 2006. Estimated cash flows were based on reserve and production data reflected in a reserve report prepared by Forest's management and NYMEX forward curve pricing. The present value of the cash flows were calculated using discount rates ranging from 11.0% to 12.0%. This analysis indicated the following implied per share equity reference range for Forest, as compared to the per share closing price of Forest common stock on December 29, 2006:

Implied Per Share Equity Reference Range for Forest	Per Share Closing Price of Forest Common Stock on December 29, 2006
$30.01—$32.01	$32.68

  Discounted Cash Flow Analysis

        Credit Suisse performed a discounted cash flow analysis of Forest to calculate the estimated present value of the unlevered, after-tax free cash flows that Forest could generate on a standalone basis during calendar years 2007 through 2011. Estimated cash flows were based on internal estimates of Forest's management under two alternative oil and gas commodity pricing assumptions, one based on NYMEX forward curve pricing and one based on flat pricing. Credit Suisse calculated terminal values of Forest by applying to Forest's fiscal year 2011 estimated EBITDA a range of terminal value EBITDA multiples of 5.0x to 6.0x. The present value of the cash flows and terminal values were calculated using discount rates ranging from 11.0% to 12.0%. This analysis indicated the following implied per share equity reference ranges for Forest under each alternative commodity pricing assumption, as compared to the per share closing price of Forest common stock on December 29, 2006:

Implied Per Share Equity Reference Range for Forest
NYMEX Forward Curve Pricing	Flat Pricing	Per Share Closing Price of Forest Common Stock on December 29, 2006
$32.62—$42.56	$31.66—$41.68	$32.68

Miscellaneous

        Forest selected Credit Suisse based on Credit Suisse's qualifications, experience and reputation, and its familiarity with Forest and its business. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        Credit Suisse and certain of its affiliates may participate in the financing for the merger, for which Credit Suisse and such affiliates would receive compensation. From time to time, Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Forest unrelated to the proposed merger, for which Credit Suisse and its affiliates have received, and would expect to receive, compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Forest and Houston Exploration, as well as provide investment banking and other financial services to such companies.

        Forest has agreed to pay Credit Suisse a customary fee for its financial advisory services in connection with the merger, a portion of which is payable upon the execution of the merger agreement and a significant portion of which is contingent upon the consummation of the merger. In addition,

Forest has agreed to reimburse Credit Suisse for its reasonable expenses, including fees and expenses of legal counsel and any other advisor retained by Credit Suisse, and to indemnify Credit Suisse and related parties against certain liabilities and other items, including liabilities under the federal securities laws, arising out of its engagement.

Opinion of Houston Exploration's Financial Advisor

        Houston Exploration engaged Lehman Brothers to act as Houston Exploration's financial advisor in connection with the proposed merger. On January 7, 2007, Lehman Brothers rendered its opinion to the board of directors of Houston Exploration that as of such date and based upon and subject to certain matters stated in the opinion letter, from a financial point of view, the consideration to be offered to Houston Exploration's stockholders in the merger was fair to Houston Exploration's stockholders.

        The full text of Lehman Brothers' opinion dated January 7, 2007, is included as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference. Holders of Houston Exploration's common stock should read Lehman Brothers' opinion for a discussion of the procedures followed, factors considered, assumptions made and qualifications and limitations of the review undertaken by Lehman Brothers in connection with its opinion. This summary of the Lehman Brothers opinion is qualified in its entirety by reference to the full text of such opinion.

        Lehman Brothers' advisory services and opinion were provided for the information and assistance of the board of directors of Houston Exploration in connection with its consideration of the merger. Lehman Brothers' opinion is not a recommendation to any stockholder of Houston Exploration as to how such stockholder should vote with respect to the merger. Lehman Brothers was not requested to opine as to, and its opinion does not address, Houston Exploration's underlying business decision to proceed with or effect the merger.

        In arriving at its opinion, Lehman Brothers reviewed, among other things:

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  the merger agreement and the specific terms of the merger;

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  publicly available information concerning Houston Exploration and Forest that Lehman Brothers believed to be relevant to its analysis, including, without limitation, the Annual Reports on Form 10-K for the year ended December 31, 2005, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 for each of Houston Exploration and Forest;

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  financial and operating information with respect to the business, operations and prospects of Houston Exploration furnished to Lehman Brothers by Houston Exploration, including financial projections of Houston Exploration prepared by management of Houston Exploration;

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  financial and operating information with respect to the business, operations and prospects of Forest furnished to Lehman Brothers by Forest, including financial projections of Forest prepared by the management of Forest;

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  estimates of certain (i) proved reserves, as of December 31, 2005, for Houston Exploration prepared by a third-party reserve engineer, (ii) proved reserves, as of September 30, 2006, for the Company prepared by the management of Houston Exploration and (iii) non-proved reserves for the Company as prepared by the management of Houston Exploration (collectively, the "Houston Exploration Reserve Reports");

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  estimates of certain proved and non-proved reserves, as of December 31, 2005, for Forest prepared by the management of Forest and audited by a third-party reserve engineer and rolled forward by the management of Forest to September 30, 2006 (collectively, the "Forest Reserve Reports");

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  the trading histories of Houston Exploration common stock and Forest common stock from January 6, 2006 to January 5, 2007 and a comparison of those trading histories with each other and with those of other companies that Lehman Brothers deemed relevant;

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  a comparison of the historical financial results and present financial condition of Houston Exploration and Forest with each other and with those of other companies that Lehman Brothers deemed relevant;

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  a comparison of the financial terms of the merger with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

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  the potential pro forma impact of the merger on the current and future financial performance of the combined company, including the amounts and timing of the cost savings and operating synergies expected to result from the merger (the "Expected Synergies");

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  published estimates of certain independent equity research analysts with respect to the future financial performance of Houston Exploration and Forest;

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  the relative contributions of Houston Exploration and Forest to the current and future financial performance of the combined company on a pro forma basis; and

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  the results of Lehman Brothers' efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of Houston Exploration.

        In addition, Lehman Brothers had discussions with the managements of Houston Exploration and Forest concerning their respective businesses, operations, assets, financial conditions, reserves, production profiles, hedging levels, exploration programs and prospects and undertook such other studies, analyses and investigations that Lehman Brothers deemed appropriate.

        In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by it without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Houston Exploration and Forest that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Houston Exploration, upon advice of Houston Exploration, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Houston Exploration as to the future financial performance of Houston Exploration and that Houston Exploration will perform substantially in accordance with such projections. With respect to the financial projections of Forest, upon advice of Forest, Lehman Brothers assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Forest as to the future financial performance of Forest and that Forest will perform substantially in accordance with such projections. With respect to the Houston Exploration Reserve Reports, Lehman Brothers discussed these reports with the management of Houston Exploration, and upon the advice of Houston Exploration Lehman Brothers assumed that the Houston Exploration Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Houston Exploration. With respect to the Forest Reserve Reports, Lehman Brothers discussed these reports with the managements of Houston Exploration and Forest, and upon the advice of Houston Exploration and Forest Lehman Brothers assumed that the Forest Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Forest. With respect to the Expected Synergies, Lehman Brothers assumed that the amount and timing of the Expected Synergies are reasonable as estimated by the management of Forest and discussed with the management of Houston Exploration and Lehman Brothers also assumed that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Houston Exploration or Forest and did not make or obtain any evaluations or appraisals of the assets or liabilities of Houston Exploration or Forest. Lehman Brothers' opinion necessarily is based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion letter. In addition, Lehman Brothers expressed no opinion as to the prices at which shares of

(i) Houston Exploration common stock or Forest common stock would trade at any time following the announcement of the proposed merger or (ii) Forest common stock will trade at any time following the consummation of the proposed merger.

        In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Houston Exploration or Forest, but rather made its determination as to the fairness to Houston Exploration, from a financial point of view, of the consideration to be offered to Houston Exploration's stockholders in the merger on the basis of the financial, comparative and other analyses described below. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial, comparative and other analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its fairness opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Houston Exploration or Forest. None of Houston Exploration, Forest or Lehman Brothers, or any other person, assumes responsibility if future results are materially different from those assumptions. Any estimates contained in the analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth in the analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses could actually be sold.

        The following is a summary of the material financial, comparative and other analyses prepared and used by Lehman Brothers in connection with rendering its opinion to the Board of Directors of Houston Exploration. Certain of the summaries of the analyses include information presented in tabular format. In order to fully understand the analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the analyses. Accordingly, the information presented in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying Lehman Brothers' opinion.

Summary of Analyses

        Lehman Brothers prepared separate valuations of Houston Exploration and Forest before considering the pro forma impact of the Expected Synergies resulting from the merger. In determining valuation, Lehman Brothers used the following methodologies: net asset valuation analysis, comparable company analysis, comparable transactions analysis and going concern analysis. Each of these methodologies was used to generate a reference enterprise value range for each of Houston Exploration and Forest. The enterprise value range for each company was adjusted for appropriate on-balance sheet and off-balance sheet assets and liabilities to arrive at an implied equity value range (in aggregate dollars) for each company. The implied equity value range was divided by diluted shares outstanding, which is comprised of primary shares and the dilutive effect of outstanding options, restricted stock and restricted stock units to derive an equity value range per share. The implied equity value ranges per share of Houston Exploration common stock were then compared to the merger consideration to be offered to Houston Exploration's stockholders in the merger. The implied share price ranges, derived using the various valuation methodologies listed above, supported the conclusion that the consideration to be offered to Houston Exploration's stockholders in the merger was fair, from a financial point of view, to Houston Exploration's stockholders. Additionally, the implied equity value ranges per share of Forest common stock were compared to Forest's stock price as of January 5, 2007.

        The various valuation methodologies noted above and the implied share price ranges derived therefrom are included in the following table. This table should be read together with the more detailed descriptions set forth below. In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of Houston Exploration and Forest, and the particular circumstances of the merger, Lehman Brothers made qualitative judgments as to the significance and relevance of each analysis. In addition, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Houston Exploration or Forest. Accordingly, the methodologies and the implied share price ranges derived therefrom set forth in the table must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied share price ranges set forth in the table without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Lehman Brothers' opinion.

  Summary of Houston Exploration Valuation Analyses

Valuation Methodology	Summary Description of Valuation Methodology	Implied Share Price Range
Net Asset Valuation Analysis	Net present valuation of after-tax cash flows generated by producing to exhaustion existing proved, probable, possible and exploratory reserves using selected hydrocarbon pricing scenarios and discount rates plus the evaluation of certain other assets and liabilities
	—Case I Commodity Prices	$42.83—$53.74
	—Case II Commodity Prices	$46.20—$57.93
	—Case III Commodity Prices	$55.42—$69.66
Comparable Company Analysis	Market valuation benchmark based on trading multiples of selected comparable companies for selected financial and asset-based measures	$51.23—$71.34
Comparable Transactions Analysis	Market valuation benchmark based on consideration paid in selected comparable transactions	$57.93—$76.36
Going Concern Analysis	Net present valuation of adjusted management projections of after-tax cash flows assuming selected discount rates and terminal value multiples	$51.23—$71.34
Market value of consideration to be offered to Houston Exploration's stockholders in the Merger based on closing share prices on January 5, 2007		$52.47

  Summary of Forest Valuation Analyses

Valuation Methodology	Summary Description of Valuation Methodology	Implied Share Price Range
Net Asset Valuation Analysis	Net present valuation of after-tax cash flows generated by producing to exhaustion existing proved, probable, possible and exploratory reserves using selected hydrocarbon pricing scenarios and discount rates plus the evaluation of certain other assets and liabilities
	—Case I Commodity Prices	$34.32—$42.98
	—Case II Commodity Prices	$37.71—$46.75
	—Case III Commodity Prices	$43.74—$53.53
Comparable Company Analysis	Market valuation benchmark based on trading multiples of selected comparable companies for selected financial and asset-based measures	$33.57—$45.62
Comparable Transactions Analysis	Market valuation benchmark based on consideration paid in selected comparable transactions	$39.59—$53.15
Going Concern Analysis	Net present valuation of adjusted management projections of after-tax cash flows assuming selected discount rates and terminal value multiples	$30.56—$40.35
Forest's stock price as of January 5, 2007		$31.22

        In addition to preparing separate valuations of Houston Exploration and Forest, Lehman Brothers analyzed the implied share price of Houston Exploration based on valuation analyses calculated for Forest per the above discussed methodologies and the cash portion of the merger consideration. The implied share prices derived based on Forest's equity value per share and the cash portion of the merger consideration are included in the following table:

  Summary of Value of Houston Exploration Merger Consideration Implied From Forest Valuation Analyses

Valuation Methodology	Summary Description of Valuation Methodology	Implied Share Price Range
Net Asset Valuation Analysis	Net present valuation of after-tax cash flows generated by producing to exhaustion existing proved, probable, possible and exploratory reserves using selected hydrocarbon pricing scenarios and discount rates plus the evaluation of certain other assets and liabilities
	—Case I Commodity Prices	$55.08—$62.36
	—Case II Commodity Prices	$57.93—$65.52
	—Case III Commodity Prices	$62.99—$71.21

Comparable Company Analysis	Market valuation benchmark based on trading multiples of selected comparable companies for selected financial and asset-based measures	$54.45—$64.57
Comparable Transactions Analysis	Market valuation benchmark based on consideration paid in selected comparable transactions	$59.51—$70.90
Going Concern Analysis	Net present valuation of adjusted management projections of after-tax cash flows assuming selected discount rates and terminal value multiples	$51.92—$60.14
Market value of consideration to be offered to Houston Exploration's stockholders in the Merger based on closing share prices on January 5, 2007		$52.47

Net Asset Valuation Analysis

        Lehman Brothers estimated the present value of the future after-tax cash flows expected to be generated from each company's proved reserves as of September 30, 2006, based on estimated reserves and production cost estimates, as adjusted to take into account such reserve and production cost estimates as of January 1, 2007, and non-proved reserves provided by the managements of Houston Exploration and Forest, respectively. The present value of the future after-tax cash flow was determined using a range of discount rates and assuming a tax rate of 35%. Lehman Brothers added to such estimated values for proved reserves assessments of the value of certain other assets and liabilities estimated by Houston Exploration and Forest, including each company's undeveloped acreage and current commodity hedging portfolio. In the case of Forest, the present values of other non-reserve assets were added as well. The net asset valuation analysis was performed under three commodity price scenarios (Case I, Case II and Case III), which are described below.

        Certain of the natural gas and oil price forecasts employed by Lehman Brothers were based on New York Mercantile Exchange ("NYMEX") price forecasts (Henry Hub, Louisiana delivery for natural gas and West Texas Intermediate, Cushing, Oklahoma delivery for oil) from which adjustments were made to reflect location and quality differentials. NYMEX gas price quotations are stated in heating value equivalents per million British Thermal Units ("MMBtu"), which are adjusted to reflect the value per thousand cubic feet ("Mcf") of gas. NYMEX oil price quotations are stated in dollars per barrel ("Bbl") of crude oil.

        The following table summarizes the natural gas and oil price forecasts Lehman Brothers employed to estimate future after-tax cash flows for each of the reserve categories Lehman Brothers considered for Houston Exploration and Forest.

	2007E	2008E	2009E	2010E	2011E	Escalation Thereafter
Gas ($/Mcf)
Case I: All reserve classifications	$6.50	$6.50	$6.50	$6.50	$6.50	0.0%
Case II:
Proved Developed reserves	$6.92	$7.94	$7.76	$7.41	$7.07	0.0%
All other reserve classifications	$6.50	$6.50	$6.50	$6.50	$6.50	0.0%
Case III: All reserve classifications	$6.92	$7.94	$7.76	$7.41	$7.07	0.0%
Oil ($/Bbl)
Case I: All reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case II:
Proved Developed reserves	$60.12	$63.60	$63.65	$63.37	$62.60	0.0%
All other reserve classifications	$50.00	$50.00	$50.00	$50.00	$50.00	0.0%
Case III: All reserve classifications	$60.12	$63.60	$63.65	$63.37	$62.60	0.0%

        The net asset valuation analyses yielded valuations for Houston Exploration that imply an equity value range of $42.83 to $53.74 per share for Case I, an equity value range of $46.20 to $57.93 per share for Case II and an equity value range of $55.42 to $69.66 per share for Case III, as compared to the market value of the consideration to be offered to Houston Exploration's stockholders in the merger, based on closing stock prices on January 5, 2007, of $52.47.

        The net asset valuation analyses yielded valuations for Forest that imply an equity value range of $34.32 to $42.98 per share for Case I, an equity value range of $37.71 to $46.75 per share for Case II and an equity value range of $43.74 to $53.53 per share for Case III, as compared to Forest's closing stock price as of January 5, 2007 of $31.22.

        The valuation for Houston Exploration implied by the net asset valuation analyses for Forest and the merger consideration implies an equity value range of $55.08 to $62.36 per Houston Exploration share for Case I, an equity value range of $57.93 to $65.52 per Houston Exploration share for Case II and an equity value range of $62.99 to $71.21 per Houston Exploration share for Case III.

Comparable Company Analysis

        With respect to Houston Exploration, Lehman Brothers reviewed the public stock market trading multiples for the following exploration and production companies, which Lehman Brothers selected because of their similar capitalization, domestic focus and mix of natural gas production:

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  Bill Barrett Corporation

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  Cimarex Energy Co.

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  Delta Petroleum Corporation

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  Forest Oil Corporation

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  Petrohawk Energy Corporation

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  Range Resources Corporation

        The companies listed above were chosen because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to Houston Exploration. Using publicly available information, including First Call consensus estimates and certain published equity research estimates from independent equity research analysts, Lehman Brothers calculated and analyzed enterprise value multiples of certain historical and projected financial and operating criteria such as earnings before interest, taxes, depreciation, depletion, amortization and exploration expense ("EBITDE"), proved reserves and daily production. The enterprise value of each company was obtained by adding its outstanding debt to the sum of the market value of its common equity, the book value of its preferred stock and the book value of any minority interest minus its cash balance. Lehman Brothers calculated the enterprise value multiples of proved reserves and daily production by excluding the value of non-proved reserves, as estimated by independent research analysts, from enterprise value and dividing the resulting value by proved reserves and daily production, respectively.

        Because of the inherent differences between the corporate structure, businesses, operations and prospects of Houston Exploration and the corporate structure, businesses, operations and prospects of the companies included in the comparable company group, Lehman Brothers believes that it would be inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Houston Exploration and companies in the comparable company group that would affect the public trading values of Houston Exploration and such comparable companies.

        With respect to the selected comparable companies, Lehman Brothers considered the following statistics and multiples:

	Multiple Range of Comparable Companies of Houston Exploration
	Low	Median	High
Enterprise Value as a Multiple of:
2007E EBITDE	3.3x	4.3x	13.2x
Adjusted Enterprise Value as a Multiple of:
Proved Reserves ($/Mcfe)	$2.11	$2.55	$4.66
2007E Daily Production ($/MMcfe per day)	$5,407	$8,386	$22,551

        The comparable company methodology yielded valuations for Houston Exploration that implied an equity value range of $51.23 to $71.34 per share, as compared to the market value of the consideration to be offered to Houston Exploration's stockholders in the merger, based on closing stock prices on January 5, 2007, of $52.47.

        With respect to Forest, Lehman Brothers reviewed the public stock market trading multiples for the following exploration and production companies, which Lehman Brothers selected because of their similar capitalization and domestic focus:

  •
  Bill Barrett Corporation

  •
  Cimarex Energy Co.

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  Delta Petroleum Corporation

  •
  Petrohawk Energy Corporation

  •
  Range Resources Corporation

  •
  The Houston Exploration Company

        The companies listed above were chosen because they are publicly traded companies with operations that, for purposes of this analysis, may be considered similar to Forest. Using publicly available information, including First Call consensus estimates and certain published equity research estimates from independent equity research analysts, Lehman Brothers calculated and analyzed enterprise value multiples of certain historical and projected financial and operating criteria such as EBITDE, proved reserves and daily production. The enterprise value of each company was obtained by adding its outstanding debt to the sum of the market value of its common equity, the book value of its preferred stock and the book value of any minority interest minus its cash balance. Lehman Brothers calculated the enterprise value multiples of proved reserves and daily production by excluding the value of non-proved reserves, as estimated by independent research analysts, from enterprise value and dividing the resulting value by proved reserves and daily production, respectively.

        Because of the inherent differences between the corporate structure, businesses, operations and prospects of Forest and the corporate structure, businesses, operations and prospects of the companies included in the comparable company group, Lehman Brothers believed that it would be inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the financial and operating characteristics of Forest and companies in the comparable company group that would affect the public trading values of Forest and such comparable companies.

        With respect to the selected comparable companies, Lehman Brothers considered the following statistics and multiples:

	Multiple Range of Comparable Companies of Forest
	Low	Median	High
Enterprise Value as a Multiple of:
2007E EBITDE	3.1x	4.0x	13.2x
Adjusted Enterprise Value as a Multiple of:
Proved Reserves ($/Mcfe)	$1.98	$2.55	$4.66
2007E Daily Production ($/MMcfe per day)	$5,391	$6,891	$22,551

        The comparable company methodology yielded valuations for Forest that implied an equity value range of $33.57 to $45.62 per share, as compared to Forest's closing stock price as of January 5, 2007 of $31.22.

        The valuation for Houston Exploration implied from the comparable company analysis for Forest and the merger consideration implies an equity value range of $54.45 to $64.57 per Houston Exploration share.

  Comparable Transactions Analysis

        Lehman Brothers reviewed certain publicly available information on selected corporate level exploration and production transactions having a value greater than $1.0 billion it deemed comparable to both Houston Exploration and Forest, which were announced from January 2005 to December 2006 including, but not limited to:

  •
  Woodside Petroleum Ltd. / Energy Partners, Ltd. (not a consummated transaction—retracted proposal)

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  Anadarko Petroleum Corporation / Western Gas Resources, Inc.

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  Anadarko Petroleum Corporation / Kerr-McGee Corporation

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  Devon Energy Corporation / Chief Holdings LLC

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  Petrohawk Energy Corporation / KCS Energy, Inc.

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  Cal Dive International Inc. / Remington Oil & Gas Corporation

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  ConocoPhillips / Burlington Resources Inc.

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  Occidental Petroleum Corporation / Vintage Petroleum, Inc.

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  Chesapeake Energy Corporation / Columbia Natural Resources LLC

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  Norsk Hydro ASA / Spinnaker Exploration Company

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  Chevron Corporation / Unocal Corporation

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  Cimarex Energy Co. / Magnum Hunter Resources, Inc.

        Because the market conditions, rationale and circumstances surrounding each of the transactions analyzed were specific to each transaction and because of the inherent differences between the businesses, operations and prospects of Houston Exploration and Forest and the acquired businesses analyzed, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the analysis and, accordingly, also made qualitative judgments concerning differences between the characteristics of these transactions and the merger that would affect the acquisition values of Houston Exploration and Forest and such acquired companies.

        For corporate transactions analysis, relevant enterprise value transaction multiples were analyzed, including the total transaction value, adjusted downward by the value allocated to non-proved reserves (referred to as reserve value), divided by proved reserves and daily production.

        With respect to the selected comparable corporate transactions, Lehman Brothers considered the following statistics and multiples:

	Multiple Range of Comparable Transactions
	Low	Median	High
Adjusted Transaction Value as a Multiple of:
Proved Reserves ($/Mcfe)	$1.36	$2.78	$6.04
2006E Daily Production ($/Mmcfe per day)	$5,206	$11,577	$20,188

        The comparable transactions methodology yielded valuations for Houston Exploration that implied an equity value range of $57.93 to $76.36 per share, as compared to the market value of the consideration to be offered to Houston Exploration's stockholders in the merger, based on closing stock prices on January 5, 2007, of $52.47.

        The comparable transactions methodology yielded valuations for Forest that implied an equity value range of $39.59 to $53.15 per share, as compared to Forest's closing stock price as of January 5, 2007 of $31.22.

        The valuation for Houston Exploration implied from the comparable transactions analysis for Forest and the merger consideration implies an equity value range of $59.51 to $70.90 per Houston Exploration share.

Going Concern Analysis

        Lehman Brothers prepared an after-tax cash flow model for the period from January 1, 2007 through December 31, 2009 for both Houston Exploration and Forest utilizing information and projections provided by the managements of Houston Exploration and Forest, respectively. Lehman Brothers adjusted the commodity price projections of Houston Exploration and Forest by utilizing a commodity price based on First Call consensus estimates in 2007 and 2008 and published estimates by certain independent equity research analysts in 2009, adjusted for Houston Exploration and Forest's projected location and quality differentials. With respect to the Houston Exploration going concern analysis, Lehman Brothers used discount rates of 9% to 12% and terminal value EBITDE multiples of 3.25x to 4.75x. With respect to the Forest going concern analysis, Lehman Brothers used discount rates of 9% to 12% and terminal value EBITDE multiples of 4.0x to 5.5x. The discount rates were based on Lehman Brothers' review of the financial terms of similar transactions in the sector of exploration and production companies. The terminal value multiples were selected based on the trading multiples of comparable publicly traded companies and the multiples of recently completed acquisitions of similar assets and companies.

        The going concern methodology yielded valuations for Houston Exploration that implied an equity value range of $51.23 to $71.34 per share, as compared to the market value of the consideration to be offered to Houston Exploration's stockholders in the merger, based on closing stock prices on January 5, 2007, of $52.47.

        The going concern methodology yielded valuations for Forest that implied an equity value range of $30.56 to $40.35 per share, as compared to Forest's closing stock price as of January 5, 2007 of $31.22.

        The valuation for Houston Exploration implied from the going concern analysis for Forest and the merger consideration implies an equity value range of $51.92 to $60.14 per Houston Exploration share.

Pro Forma Merger Consequences Analysis

        Lehman Brothers analyzed the pro forma impact of the merger on the projected earnings per share ("EPS") and discretionary cash flow per share ("CFPS") of Houston Exploration and Forest. In the pro forma merger consequences, Lehman Brothers prepared a pro forma merger model which incorporated First Call consensus estimates and the financial projections prepared by managements of Houston Exploration and Forest for the year 2007, as well as the Expected Synergies. Lehman Brothers then compared the EPS and CFPS of Houston Exploration and Forest on a standalone basis to the EPS and CFPS attributable to each of Houston Exploration and Forest's interest in the pro forma combined company. Lehman Brothers noted that the merger is accretive to the pro forma 2007E EPS and CFPS for each of Houston Exploration and Forest. The pro forma merger consequences analysis suggests that the consideration to be offered to Houston Exploration's stockholders in the merger is fair to Houston Exploration's stockholders from a financial point of view.

Miscellaneous

        Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Houston Exploration's Board of Directors selected Lehman Brothers because of its expertise, reputation and familiarity with Houston Exploration and the energy industry generally and because its investment banking professionals have substantial experience in transactions comparable to the merger.

        Pursuant to the terms of an engagement letter dated June 26, 2006, between Lehman Brothers and Houston Exploration, Houston Exploration paid Lehman Brothers a monthly retainer fee beginning on the effective date of the engagement letter. Additionally, Houston Exploration paid Lehman Brothers a fee upon delivery of Lehman Brothers' fairness opinion. Houston Exploration has also agreed to pay Lehman Brothers an additional fee upon the closing of the merger. In addition, Houston Exploration has agreed to reimburse Lehman Brothers for its reasonable out-of-pocket expenses incurred in connection with its engagement, and to indemnify Lehman Brothers and certain related persons against certain liabilities in connection with its engagement, including certain liabilities which may arise under federal securities laws.

        Lehman Brothers in the past has performed various investment banking services for Houston Exploration and Forest and has received customary fees for such services, including acting as strategic advisor to Houston Exploration in 2006. Specifically, Lehman Brothers acted as a co-manager on the

2004 Senior Notes offering for Forest. In the ordinary course of its business, Lehman Brothers may actively trade in the debt and/or equity securities of Houston Exploration and Forest for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Interests of the Directors and Executive Officers of Houston Exploration in the Merger

        In considering the recommendation of the Houston Exploration board of directors with respect to the merger agreement, Houston Exploration stockholders should be aware that some of Houston Exploration's directors and executive officers have interests in the merger and have arrangements that may be different from, or in addition to, those of the Houston Exploration stockholders generally. These interests and arrangements may create potential conflicts of interest. The Houston Exploration board of directors was aware of these interests and considered them, among other matters, in making its recommendation.

Severance Arrangements

        Certain executive officers whose employment is terminated under certain circumstances after the effective time of the merger will be entitled to severance benefits under the agreements and plans described below.

        Employment Agreements.    Pursuant to employment agreements between Houston Exploration and each of William G. Hargett, Steven L. Mueller, Robert T. Ray, Jeffrey B. Sherrick, Carolyn M. Campbell, James F. Westmoreland, Roger B. Rice, Joanne C. Hresko and John E. Bergeron, Jr., if Houston Exploration terminates the employment of any one of these executives without "cause," as defined in their employment agreements, or if the executive terminates his or her employment with Houston Exploration for "good reason," as defined in the employment agreements, including the occurrence of certain events following a change in control of Houston Exploration, including the merger, Houston Exploration is obligated to pay the executive a lump-sum severance payment of 2.99 times his or her then current annual rate of total compensation, which is defined to include salary, targeted bonus and car allowance, and to pay the executive's COBRA premiums for continuation coverage under Houston Exploration's group health plan for a maximum period of 12 months (except for Mr. Westmoreland, who is entitled to continue certain welfare benefits for up to three years following termination of employment in lieu of having his COBRA premiums paid). Based on their current compensation, if this occurred, Mr. Hargett would receive approximately $3.07 million, Mr. Mueller would receive approximately $2.0 million, Mr. Ray would receive approximately $1.65 million, Mr. Sherrick would receive approximately $1.43 million, Ms. Campbell would receive approximately $1.37 million, Mr. Westmoreland and Mr. Rice would each receive approximately $1.26 million and Ms. Hresko and Mr. Bergeron would each receive approximately $1.16 million. In addition, all unvested options, restricted stock and non-qualified deferred compensation automatically would vest and any other conditions to such awards would be deemed satisfied.

        Each of the employment agreements described in the preceding paragraph includes special provisions designed to keep the executive whole in the event any payment or distribution to the executive would be subject to the federal excise tax imposed by section 4999 of the Internal Revenue Code on "excess parachute payments." If any payment or distribution to the executive, whether pursuant to his or her employment agreement or otherwise, would be subject to such excise tax, then, under his or her employment agreement, the executive would be entitled to receive an additional payment such that, after the payment of any income or excise tax on such additional payment, the executive retains an amount sufficient to pay all such excise taxes. As of the date of this joint proxy statement/prospectus, it is anticipated that an additional payment described in this paragraph will not be required to be made to Mr. Hargett and, assuming all severance benefits provided under the employment agreements and other arrangements are required to be provided to the other executives, an additional payment described in this paragraph would likely have to be made to each of the other executives. While the precise amount of each such additional payment is not yet known, it is anticipated that the additional payment to Mr. Mueller may exceed $1.0 million and that the additional payment to each of the other executives will be less than $1.0 million. The amounts described in the preceding sentence are estimates and the actual amount of the additional payments to the executives may be more or less than such estimated amounts.

        The merger agreement permits Houston Exploration to amend each of the employment agreements described above to provide for a transitional period of 60 days following the effective time of the merger. Pursuant to such amendment, the executive would agree not to assert that he or she has good reason to terminate employment and to remain employed for 60 days following the effective time of the merger. In exchange, Houston Exploration (and Forest, as its successor) would agree that (a) the executive will continue to be paid base salary during such transitional period at the rate in effect immediately prior to the effective time of the merger, (b) unless otherwise agreed in writing with the executive, the executive's employment will terminate on the last day of such 60-day transitional period and (c) such termination (or any earlier termination by the employer without cause or due to the executive's death or disability) will be deemed to be a termination by the employer without cause for all purposes under the employment agreement. As of the date of this joint proxy statement/prospectus, all of the executives have signed amendments to their employment agreements as described above.

        Pursuant to the merger agreement and to the extent required in the employment agreements, Forest has agreed to assume and perform each of the employment agreements as of the effective time of the merger.

        Change of Control Plan.    Pursuant to the Houston Exploration Change of Control Plan, upon a change of control, as defined in the plan, including the merger, all employees, including executive officers, are entitled to receive "stay-on" bonuses in the amount of 125% of the employee's regular target bonus percentage as in effect immediately prior to the change of control multiplied by the employee's annual base salary as in effect immediately prior to the change of control. One-half of this bonus will be paid on or as soon as reasonably practical following the date of the change of control, and the remaining one-half will be paid 60 days later, or on the date of termination of the employee's employment, if earlier. As a result, based on their current compensation, Messrs. Hargett, Mueller, Ray, Sherrick, Westmoreland and Rice, Ms. Campbell, Ms. Hresko and Mr. Bergeron would receive stay-on bonuses of approximately $584,375, $325,000, $240,625, $208,313, $183,563, $182,188, $199,375, $168,438 and $168,438, respectively. In addition, a change of control would cause all stock options, restricted stock and restricted stock units to become fully vested. The Change of Control Plan also provides for outplacement benefits in the event an employee's employment is terminated within 12 months following the change of control without cause or by the employee for good reason within 30 days after the day on which the good reason event occurs. If the employee is party to an employment agreement immediately prior to such termination of employment, then the employee will receive outplacement services from an executive outplacement firm selected by the employee, and approved by the administrator of the plan, for up to 12 months from the date of such termination of employment. If the employee is not a party to an employment agreement immediately prior to such termination of employment, then the employee will receive outplacement services from an outplacement firm selected by the administrator of the plan for up to three months from the date of such termination of employment.

        Employees of Houston Exploration who do not have employment agreements may also receive additional severance benefits under the Change of Control Plan if their employment is terminated within 12 months following the change of control without cause or by the employee for good reason within 30 days after the day on which the good reason event occurs. Such severance benefits, which are conditioned on the employee's execution of a release and waiver of employment-related claims, include the following:

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  a lump sum cash payment (which may not exceed the employee's annual base salary) equal to the sum of (1) three times the employee's monthly base salary, (2) one-half of the employee's monthly base salary multiplied by his or her years of service, and (3) one-half of the employee's monthly base salary multiplied by each full and partial $10,000 increment of the employee's annual base salary; and

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  continued coverage for up to 12 months under the group health, life insurance and long-term disability plans in which the employee participated on the date his or her employment terminated (or in any successor plan).

        401(k) Plan.    Houston Exploration maintains The Houston Exploration Company 401(k) Plan and Trust, which is referred to herein as the 401(k) Plan, for its employees. Under the 401(k) Plan, eligible employees may elect to have Houston Exploration contribute on their behalf up to 12.5% of their compensation on a before tax basis in accordance with the limitations imposed under the Internal Revenue Code. Houston Exploration matches 100% of each employee's deferrals in accordance with the limitations imposed by the 401(k) Plan and the Internal Revenue Code. The cash amounts contributed under the 401(k) Plan are held in a trust and invested among various investment funds in accordance with the directions of each participant. An employee's salary deferral contributions under the 401(k) Plan are 100% vested. Houston Exploration's matching contributions vest at the rate of 20% per year of service. Participants are entitled to payment of their vested account balances upon termination of employment. In connection with the transactions contemplated by the merger agreement, Houston Exploration has amended the 401(k) Plan to provide for automatic 100% vesting of the employer contributions credited to each participant's account under the 401(k) Plan upon a change of control, as such term is defined in the Houston Exploration 2004 Long Term Incentive Plan, provided that the participant is employed by Houston Exploration immediately prior to the effective time of such change of control. This amendment is effective as of immediately prior to, and contingent upon, the effective time of the merger contemplated by the merger agreement, which merger will constitute a change of control for purposes of the amendment to the 401(k) Plan. Vesting under the Houston Exploration 2005 Executive Deferred Compensation Plan follows the 401(k) Plan so its balances also will fully vest upon the merger.

        Supplemental Executive Retirement Plan.    Effective January 1, 2006, Houston Exploration adopted a new Supplemental Executive Retirement Plan, which is referred to herein as the SERP, to provide retirement benefits to certain management level or other highly compensated employees. The SERP is an unfunded, non-tax qualified defined benefit pension plan. Participation in the SERP is currently limited to Houston Exploration's executive officers. Participants in the SERP will be entitled to a retirement benefit payable monthly for life. The annual amount of this retirement benefit is equal to 2.5% times final average compensation, times years of service with Houston Exploration (not to exceed 20 years), reduced by an annuity based on a hypothetical account that is credited with 6% of the participant's compensation during each year of employment and investment returns as defined in the plan ("offset"). Participants are fully vested in their benefits after five years of plan participation or age 65, whichever is earlier. If a vested participant retires prior to age 65, then the monthly retirement benefit as described above (before reduction for the offset) will be reduced by 5% for each year that retirement precedes age 65. In the event a participant is terminated for cause, all benefits under the SERP will be forfeited. All benefits become fully vested upon a change of control, as defined in the plan and including the merger, and may become payable in a lump sum if a participant's employment is terminated by Houston Exploration without cause or the participant resigns for good reason within two years following a change of control. Assuming a June 30, 2007 termination of employment of each of the Houston Exploration officers following the merger, the total lump sum that may be payable is approximately $3.2 million.

Stock Options, Restricted Stock and Restricted Stock Units

        Certain directors and executive officers will benefit from the accelerated vesting of, and payment in the merger with respect to, certain stock options and lapse of restrictions on shares of restricted stock as described below.

        Prior to the effective time of the merger, Houston Exploration will take all actions necessary under the Houston Exploration stock plans to cause each holder of an outstanding Houston Exploration stock option immediately prior to the effective time to have the right to exercise such stock option in full, whether or not vested, prior to the effective time of the merger. To the extent any Houston Exploration stock option that has an exercise price that is equal to or greater than the per share consideration is not exercised prior to the effective time of the merger, such stock option will be cancelled and no consideration will be paid in connection with such cancellation. To the extent any Houston Exploration stock option that has an exercise price per share that is less than the per share consideration is not exercised immediately prior to the effective time of the merger, which stock option is referred to herein as an in-the-money stock option, such in-the-money stock option will be cancelled and converted into the right to receive, from Forest, as soon as practicable following the effective time of the merger, an amount in cash, less any applicable withholding taxes and without interest, equal to the product of (1) the excess of the per share consideration over the per share exercise price of Houston Exploration common stock subject to such in-the-money stock option, multiplied by (2) the number of shares of Houston Exploration common stock subject to such in-the-money stock option immediately prior to the effective time of the merger, whether or not vested. As of the effective time of the merger, all Houston Exploration stock options will no longer be outstanding and will automatically cease to exist, and each holder of a Houston Exploration stock option will cease to have any rights with respect to such Houston Exploration stock option, except, with respect to in-the-money stock options, the right to receive the payment described in the immediately preceding sentence.

        A holder of Houston Exploration stock options who wishes to have the right to elect whether and to what extent such holder wishes to receive cash or shares of Forest common stock in the merger may exercise his or her stock options, to the extent then vested and exercisable, sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline with respect to shares of Houston Exploration common stock issued upon exercise.

        As of the effective time of the merger, the restrictions on each restricted share of Houston Exploration common stock granted and then outstanding under the Houston Exploration stock plans will lapse immediately prior to the effective time of the merger. Each such share of Houston Exploration restricted stock will be fully vested in each holder thereof at the effective time of the merger and will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Houston Exploration common stock not subject to any restrictions; provided, that, upon vesting, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

        Immediately prior to the effective time of the merger, each restricted stock unit award granted and then outstanding under the Houston Exploration stock plans will be fully vested in each holder thereof, and the underlying shares of Houston Exploration common stock will be issued and will be treated at the effective time of the merger the same as, and will have the same rights and be subject to the same conditions as, other shares of Houston Exploration common stock; provided, that, upon vesting and issuance, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

        All Houston Exploration stock plans and any other plan providing for the issuance, transfer or grant of any capital stock of Houston Exploration will terminate as of the effective time of the merger.

        In addition, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. The stock option granted to each such Houston Exploration employee will (a) cover a number of shares of Forest common stock equal to the number of shares of Houston Exploration common stock subject to the Houston Exploration stock option described in clause (2) of the immediately preceding sentence and with respect to which such Houston Exploration stock option was not exercised prior to the effective time of the merger, (b) have an exercise price per share of Forest common stock equal to the fair market value of a share of Forest common stock as of the date of grant, (c) not constitute an incentive stock option (within the meaning of section 422 of the Internal Revenue Code), and (d) be subject to such other terms and conditions as are set forth in Forest's standard form of stock option agreement which will be used to evidence such grant. As of January 31, 2007, Forest expects to grant stock options covering a maximum of 748,688 shares of Forest common stock to such Houston Exploration employees pursuant to the provisions described in this paragraph, which number will decrease if the employment of any of such Houston Exploration employees terminates prior to the date of grant. In addition, while neither Forest nor the Houston Exploration officers to whom approximately 45% of these options are expected to be issued have announced formal decisions regarding post-merger employment, it is likely that a substantial portion of these options will not vest and will terminate unexercised because their holders will not remain employed by Forest beyond the 60-day transition period during which such officers have agreed to remain employed by the combined company.

Continuing Employment with Forest

        Certain of Houston Exploration's current executive officers may be offered employment with Forest after the effective time of the merger.

Indemnification and Insurance

        The merger agreement provides that Forest will, jointly and severally, indemnify, defend and hold harmless the current and certain of the former directors and officers of Houston Exploration and any of its subsidiaries in such capacities to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger.

        Forest will also maintain tail directors' and officers' liability insurance from an insurance carrier with the same or better credit rating as Houston Exploration's current insurance carrier, with a claims period of six years from the effective time of the merger, with respect to the directors and officers of Houston Exploration and its subsidiaries who are currently covered by Houston Exploration's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred before the effective time of the merger, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of the merger agreement. However, Forest will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of premium currently paid by Houston Exploration for such insurance on the date of the merger agreement. In the event that the annual premium for such insurance exceeds such maximum amount, Forest will purchase as much coverage per policy year as reasonably obtainable for such maximum amount.

Voting Agreement

        Concurrently with the execution of the merger agreement, Forest and Merger Sub entered into a voting agreement with the JANA funds. As of January 7, 2007, JANA beneficially owned approximately

14.7% of the total issued and outstanding shares of Houston Exploration's common stock. During the term of the voting agreement, the JANA funds have agreed to vote their shares of Houston Exploration's common stock in favor of the merger and the adoption of the merger agreement and against any transaction that would impede or delay the merger, and have granted Forest a proxy to vote their shares at any meeting of the stockholders of Houston Exploration convened for such matters. The voting agreement will terminate on the first to occur of certain dates, including the effective time of the merger, any date that the board of directors of Houston Exploration withdraws or adversely modifies or amends its approval of or recommendation to adopt the merger agreement or recommends another acquisition proposal as contemplated by the terms of the merger agreement, the date of any material amendment to the merger agreement that is adverse to Houston Exploration or its stockholders or waiver of a material condition to its obligation to close the merger, or September 30, 2007. The foregoing description of the voting agreement is qualified in its entirety by reference to the full text of the voting agreement, which has previously been filed by Forest with the SEC, and is incorporated by reference herein.

Standstill Agreement

        Concurrently with the execution of the merger agreement, Forest and JANA entered into a standstill agreement. JANA agreed not to propose any extraordinary transactions with Forest or to seek to influence the management or control of Forest for a period that expires one year following the effective time of the merger.

Conditions to the Consummation of the Merger

Antitrust Approvals

        United States.    The merger is subject to the expiration or termination of the applicable waiting period under the HSR Act. Under the HSR Act, the merger may not be consummated until notifications have been given and certain information has been furnished to the Antitrust Division and the FTC and the applicable waiting period has expired or been terminated.

        Forest and Houston Exploration filed on January 24, 2007 the requisite Pre-Merger Notification and Report Forms under the HSR Act with the Antitrust Division and the FTC. The waiting period terminated on February 8, 2007.

        There can be no assurance that the merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable regulatory bodies may challenge the merger on antitrust or competition grounds at any time, including after the expiration or termination of the HSR Act waiting period or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the merger, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust laws under certain circumstances.

Other Regulatory Procedures

        The merger may be subject to certain regulatory requirements of other municipal, state, federal and foreign governmental agencies and authorities, including those relating to the offer and sale of securities. Forest and Houston Exploration are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

        It is possible that one or more of the regulatory approvals required to complete the merger will not be obtained on a timely basis or at all. In addition, it is possible that any of the governmental entities with which filings are made may seek regulatory concessions as conditions for granting approval of the merger. Under the merger agreement, Forest and Houston Exploration have each agreed to use commercially reasonable efforts to complete the merger, including to gain clearance from antitrust authorities and obtain other required approvals. See "The Merger Agreement—Covenants."

        Although Forest and Houston Exploration do not expect regulatory authorities to raise any significant objections to the merger, Forest and Houston Exploration cannot be certain that all required regulatory approvals will be obtained or that these approvals will not contain terms, conditions or restrictions that would be detrimental to Forest after the effective time of the merger. Forest and Houston Exploration have not yet obtained any of the governmental or regulatory approvals required to complete the merger.

Certain Material U.S. Federal Income Tax Consequences

General

        The following is a general discussion of certain material U.S. federal income tax consequences of the merger that may be relevant to Houston Exploration stockholders if they hold shares of Houston Exploration common stock as a capital asset (generally property held for investment) and are:

  •
  an individual citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any political subdivision thereof;

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  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

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  a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust.

        This discussion is addressed only to Houston Exploration stockholders who exchange shares of Houston Exploration common stock for either shares of Forest common stock, cash or a combination of both in the merger.

        This discussion is not intended to be a complete analysis and does not address all potential tax consequences that may be relevant to Houston Exploration stockholders. Moreover, this discussion does not apply to Houston Exploration stockholders if they are subject to special treatment under the Internal Revenue Code, including, without limitation, because they are:

  •
  a foreign person or entity;

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  a tax-exempt organization, financial institution, mutual fund, dealer or broker in securities or insurance company;

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  a trader who elects to mark its securities to market for U.S. federal income tax purposes;

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  a person who holds shares of Houston Exploration common stock as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

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  a person who holds shares of Houston Exploration common stock in an individual retirement or other tax-deferred account;

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  a person whose functional currency is not the U.S. dollar;

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  an individual who received shares of Houston Exploration common stock, or who acquires shares of Forest common stock, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

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  a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes) and persons who hold an interest in such entities; or

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  a person subject to the alternative minimum tax.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, exchanges its shares of Houston Exploration common stock in the merger, the tax treatment of a partner in the partnership will depend upon the status of that partner and the activities of the partnership. Partners in a partnership that intends to exchange its shares of Houston Exploration common stock in the merger should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

        This discussion also does not address the tax consequences of the merger under foreign, state, local or other tax laws. The following discussion is based on existing U.S. federal income tax law, including the provisions of the Internal Revenue Code, the Treasury Regulations thereunder, IRS rulings, judicial decisions and other administrative pronouncements, all as in effect on the date of this joint proxy statement/prospectus. Neither Forest nor Houston Exploration can provide any assurance that future legislative, administrative or judicial changes or interpretations will not affect the accuracy of the statements or conclusions set forth below. Any future change in the U.S. federal income tax law or interpretation thereof could apply retroactively and could affect the accuracy of the following discussion. In addition, neither Forest nor Houston Exploration can assure Houston Exploration stockholders that the IRS will agree with the conclusions expressed herein.

        Houston Exploration stockholders are strongly urged to consult their tax advisors as to the U.S. federal income tax consequences of the merger, including the income tax consequences arising from their own facts and circumstances, and as to any estate, gift, state, local or non-U.S. tax consequences, arising out of the merger and the ownership and disposition of shares of Forest common stock.

Certain U.S. Federal Income Tax Consequences of the Merger

        The obligation of Forest and Houston Exploration to consummate the merger is conditioned upon the receipt of tax opinions, reasonably satisfactory in form and in substance, dated the effective time of the merger, from Vinson & Elkins and Akin Gump, respectively, that the merger will be treated for U.S. federal income tax purposes as a "reorganization" qualifying under the provisions of section 368(a) of the Internal Revenue Code.

        The tax opinions described above will be based on certain facts, representations, covenants and assumptions, including representations of Forest and Houston Exploration, and assume that the parties will comply with certain reporting obligations under the Internal Revenue Code. This discussion and the tax opinions are not binding on the IRS or any court and do not preclude the IRS or a court from reaching a contrary conclusion. Therefore, while Forest and Houston Exploration believe that the merger will be treated as a reorganization under section 368(a) of the Internal Revenue Code, no assurance can be provided that the IRS will agree with this conclusion.

        The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the merger agreement and this joint proxy statement/prospectus. Assuming further that the merger is treated as a reorganization under section 368(a) of the Internal Revenue Code, the following tax consequences will result:

  •
  if a Houston Exploration stockholder exchanges all of its shares of Houston Exploration common stock solely for shares of Forest common stock in the merger, such stockholder will not recognize any gain or loss (except with respect to cash received in lieu of a fractional share of a Forest common stock, as discussed below).

  •
  if a Houston Exploration stockholder exchanges all of its shares of Houston Exploration common stock solely for cash in the merger, such stockholder generally will recognize capital gain or loss equal to the difference between the amount of cash received and its tax basis in the shares of Houston Exploration common stock. For this purpose, Houston Exploration stockholders must calculate gain or loss separately for each identifiable block (that is, stock acquired at the same time for the same price) of shares of Houston Exploration common stock they exchange. If, however, such stockholder owns, or is treated as owning, shares of Forest common stock after the merger, the amount of cash received might be treated as a dividend (as discussed in the last bullet point below).

  •
  if a Houston Exploration stockholder exchanges its shares of Houston Exploration common stock for a combination of shares of Forest common stock and cash, such stockholder generally will recognize capital gain (but not loss) in the merger. Any such gain recognized will equal the lesser of (1) the excess, if any, of (a) the sum of the amount of cash (excluding any cash received instead of a fractional share) and the fair market value of the shares of Forest common stock received in the merger over (b) its adjusted tax basis in the shares of Houston Exploration common stock exchanged and (2) the amount of cash received in the merger (excluding cash received instead of a fractional share, as discussed below). For this purpose, Houston Exploration stockholders must calculate gain or loss separately for each identifiable block (that is, stock acquired at the same time for the same price) of shares of Houston Exploration common stock they exchange. The amount of any gain recognized in the merger by such stockholder may be treated as a dividend (as discussed in the last bullet point below).

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  the aggregate tax basis of any shares of Forest common stock received by a Houston Exploration stockholder in the merger (before reduction for the basis in any fractional share of Forest common stock) will be the same as the aggregate tax basis of the Houston Exploration common stock exchanged in the merger, decreased by the amount of cash received (excluding any cash received in lieu of a fractional share) and increased by the amount of gain or dividend income recognized in the merger (excluding any gain recognized as a result of cash received in lieu of a fractional share).

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  the holding period of any shares of Forest common stock a Houston Exploration stockholder receives in the merger generally will include the holding period of the shares of Houston Exploration common stock it exchanged for such shares of Forest common stock.

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  if a Houston Exploration stockholder has differing bases or holding periods in respect of its shares of Houston Exploration common stock, it should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Forest common stock received in the merger.

  •
  because Forest will not issue any fractional shares of Forest common stock in the merger, if any Houston Exploration stockholder exchanges shares of Houston Exploration common stock in the merger and would otherwise have received a fraction of a share of Forest common stock, such stockholder will receive cash for that fractional share. Any cash received in lieu of a fractional share of Forest common stock should be treated as received in an exchange of that interest for cash. The amount of any capital gain or loss attributable to the deemed sale will be equal to the amount of cash received with respect to the fractional interest less the ratable portion of the tax basis of the shares of Houston Exploration common stock surrendered that is allocated to the fractional interest.

  •
  any gain recognized by an individual stockholder of Houston Exploration generally will be subject to U.S. federal income tax at a maximum 15% rate if such individual's holding period in the shares of Houston Exploration common stock is more than one year on the date of completion of the merger. The deductibility of capital losses is subject to limitations. Any amount received in the merger by such individual stockholder which is treated as a dividend generally will be subject to U.S. federal income tax at a maximum 15% rate (as discussed in the following bullet point).

  •
  if, after the merger, a Houston Exploration stockholder who receives cash in the merger owns, or is treated as owning under the constructive ownership rules, shares of Forest common stock, it is possible that some or all of such cash will be treated as a dividend rather than as stock disposition proceeds giving rise to capital gain. In general, the appropriate tax treatment will depend upon whether and to what extent the exchange reduces the Houston Exploration stockholder's deemed percentage stock ownership of Forest, which is determined by treating the Houston Exploration stockholder as if it first exchanged all of its shares of Houston Exploration common stock solely for shares of Forest common stock and then Forest immediately redeemed all or a portion of the shares of Forest common stock in exchange for the cash actually received by the shareholder. Gain recognized in the deemed redemption generally will be treated as a dividend to the extent of the stockholder's ratable share of undistributed earnings and profits of Houston Exploration if the deemed redemption does not result in a "meaningful reduction" in the stockholder's deemed stock ownership of Forest. In making this determination, each Houston Exploration stockholder will, under the constructive ownership rules, be deemed to own not only the stock actually owned, but also stock that is owned by certain related persons and entities or that the stockholder or such persons or entities have the right to acquire pursuant to an option. The IRS has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal and who exercises no control with respect to corporate affairs is generally considered to have a "meaningful reduction" if that stockholder has any reduction in its percentage stock ownership under the above analysis. Thus, any stockholder in this situation generally should recognize capital gain. These rules are complex and dependent upon the specific factual circumstances particular to each holder. Each Houston Exploration stockholder should consult its tax advisor as to the application of these rules to its particular facts.

        If the IRS were successfully to challenge the qualification of the merger as a reorganization, Houston Exploration stockholders would generally be required to recognize gain or loss equal to the difference between their adjusted tax basis in the shares of Houston Exploration common stock they surrendered in the merger and an amount equal to any cash received plus the fair market value, as of the effective time of the merger, of any shares of Forest common stock received or to be received in the merger. Generally, in such event, each Houston Exploration stockholder's tax basis in the shares of Forest common stock received in the merger would equal their fair market value as of the date of the merger, and such Houston Exploration stockholder's holding period for the shares of Forest common stock would begin on the day after the merger.

U.S. Information Reporting and Backup Withholding

        Under U.S. federal income tax laws, Forest or the exchange agent will generally be required to report to a Houston Exploration stockholder and to the IRS any reportable payments made to such Houston Exploration stockholder in the merger. Additionally, if any Houston Exploration stockholder that is considered a "significant holder" receives shares of Forest common stock in the merger, such stockholder will be required (i) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including the tax basis in the shares of Houston Exploration common stock surrendered and the fair market value of the shares of Forest common stock received in the merger and (ii) to retain permanent records of these facts relating to the merger. A "significant holder" for this purpose is any Houston Exploration stockholder who, immediately before the merger, (a) owned at least 5% (by vote or value) of the Houston Exploration common stock or (b) owned Houston Exploration securities with a tax basis of $1 million or more.

        Houston Exploration stockholders may be subject to a backup withholding tax at the rate of 28% with respect to any cash received in the merger (including cash in lieu of fractional shares of Forest common stock), unless they (1) are a corporation or come within certain other exempt categories or (2) provide a correct taxpayer identification number and, in each case, otherwise comply with applicable requirements of the backup withholding rules. To prevent backup withholding on payments made to Houston Exploration stockholders pursuant to the merger, Houston Exploration stockholders must provide the exchange agent with their correct taxpayer identification number by completing an IRS Form W-9 or a substitute Form W-9. If a Houston Exploration stockholder does not provide its correct taxpayer identification number, it may be subject to penalties imposed by the IRS in addition to backup withholding. Any amounts withheld under these rules may be credited against a Houston Exploration stockholder's U.S. federal income tax liability if such stockholder files proper documentation with the IRS.

        The foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Houston Exploration stockholder. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Houston Exploration stockholder will depend on that stockholder's particular situation. Houston Exploration stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of U.S. federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws to them.

Accounting Treatment

        Forest intends to account for the merger under the purchase method for business combinations with Forest being deemed to have acquired Houston Exploration. This means that the assets and liabilities of Houston Exploration will be recorded, as of the completion of the merger, at their fair values and added to those of Forest.

Listing of Forest Common Stock

        Forest will use its reasonable best efforts to cause the shares of Forest common stock to be issued in connection with the merger to be approved for listing on the NYSE upon the completion of the merger. Approval of the listing on the NYSE of the shares of Forest common stock to be issued pursuant to the merger is a condition to each party's obligation to complete the merger.

Delisting and Deregistration of Houston Exploration Common Stock

        If the merger is completed, Houston Exploration common stock will be delisted from the NYSE and deregistered under the Exchange Act.

Restrictions on Sales of Shares of Forest Common Stock Received in the Merger

        The shares of Forest common stock to be issued in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares of Forest common stock issued to any person who is deemed to be an "affiliate" of Houston Exploration under the Securities Act at the time of the Houston Exploration special meeting. Persons who may be deemed to be "affiliates" of Houston Exploration prior to the merger include individuals or entities that control, are controlled by, or are under common control with, Houston Exploration prior to the merger, and may include officers and directors, as well as significant stockholders of Houston Exploration prior to the merger. Affiliates of Houston Exploration prior to the merger may not sell any of the shares of Forest common stock received by them in connection with the merger except pursuant to:

  •
  an effective registration statement under the Securities Act covering the resale of those shares;

  •
  an exemption under paragraph (d) of Rule 145 under the Securities Act; or

  •
  any other applicable exemption under the Securities Act.

        Houston Exploration has agreed to use its reasonable best efforts to cause each person identified as an affiliate of Houston Exploration at the time of the Houston Exploration special meeting to deliver, on or prior to the effective time of the merger, a letter agreement providing, among other things, that such person agrees not to transfer any shares of Forest common stock received pursuant to the merger in violation of the Securities Act. Persons identified as affiliates will be unable to exchange their Houston Exploration common stock for the merger consideration until they execute such letter agreement.

THE MERGER AGREEMENT

        The following summary describes selected material provisions of the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. This summary may not contain all of the information about the merger agreement that is important to Forest shareholders and Houston Exploration stockholders. Forest shareholders and Houston Exploration stockholders are encouraged to carefully read the merger agreement in its entirety.

        The representations and warranties described below and included in the merger agreement were made by each of Forest and Houston Exploration to the other. These representations and warranties were made as of specific dates and are subject to important exceptions and limitations, including a contractual standard of materiality different from that generally applicable under federal securities laws. In addition, the representations and warranties may have been included in the merger agreement for the purpose of allocating risk between Forest and Houston Exploration, rather than to establish matters as facts. The merger agreement is described in this joint proxy statement/prospectus and attached as Annex A hereto only to provide Forest shareholders and Houston Exploration stockholders with information regarding its terms and conditions, and not to provide any other factual information regarding Forest, Houston Exploration or their respective businesses. Accordingly, Forest shareholders and Houston Exploration stockholders should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about Forest or Houston Exploration, and Forest shareholders and Houston Exploration stockholders should read the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus for information regarding Forest and Houston Exploration and their respective businesses. See "Where You Can Find More Information; Incorporation by Reference."

Structure of the Merger

        Pursuant to the terms and subject to the conditions of the merger agreement, at the effective time, Merger Sub, a wholly owned subsidiary of Forest, will merge with and into Houston Exploration, with Houston Exploration surviving the merger as a wholly owned subsidiary of Forest, which merger is referred to herein as the first merger, and immediately thereafter, Houston Exploration will, in a second merger, merge with and into Forest, with Forest continuing its corporate existence and surviving the merger, which merger is referred to herein as the second merger. The first merger and the second merger are collectively referred to herein as the merger.

Effective Time of the Merger

        The closing of the merger and the other transactions contemplated by the merger agreement will occur no later than the second business day after all of the conditions to the completion of the merger contained in the merger agreement have been satisfied or waived, or at such other time as Forest and Houston Exploration may agree. At the closing, the appropriate parties will file a certificate of merger with the Secretary of State of the State of Delaware relating to the first merger. The first merger will become effective upon the filing of the certificate of merger or at such other time as Forest and Houston Exploration agree and specify in the certificate of merger. At the closing, or as promptly as practicable after the closing, and immediately after the effective time of the first merger, the appropriate parties will file a certificate of ownership and merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of New York relating to the second merger. The second merger will become effective upon the filing of the certificate of ownership and merger or at such other time as Forest and Houston Exploration agree and specify in the certificate of ownership and merger.

Merger Consideration

        The merger agreement provides that at the effective time of the first merger each share of Houston Exploration common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive either a number of shares of Forest common stock or an amount of cash as described below.

        Houston Exploration stockholders will have the right to elect to receive either cash or shares of Forest common stock with respect to each share of Houston Exploration common stock they hold, meaning that each Houston Exploration stockholder may elect to receive his or her merger consideration entirely in cash, entirely in shares of Forest common stock or in a combination of cash and shares of Forest common stock, subject in each case to the equalization provisions and proration procedures described below. See "—Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration—Election Procedures" and "—Proration." The number of shares of Forest common stock to be received for each share of Houston Exploration common stock being converted into shares of Forest common stock is referred to herein as the "per share stock consideration," and the amount of cash to be received for each share of Houston Exploration common stock being converted into cash is referred to herein as the "per share cash consideration."

        Based on the number of shares of Houston Exploration common stock outstanding on January 4, 2007, Forest would issue approximately 23.6 million shares of Forest common stock and pay approximately $740 million in cash in the merger. Those amounts will be adjusted upwards depending on the actual number of shares of Houston Exploration common stock outstanding at the effective time of the merger, which will increase if Houston Exploration issues any shares in accordance with the terms of the merger agreement, such as through the exercise of Houston Exploration stock options. Based on the outstanding shares of Houston Exploration common stock on January 4, 2007 and the maximum number of additional shares of Houston Exploration common stock that may be issued in accordance with the merger agreement pursuant to the exercise of outstanding Houston Exploration stock options or otherwise, the aggregate number of shares of Forest common stock that Forest would issue in the merger is approximately 25 million, and the aggregate amount that Forest would pay in cash will be proportionately increased.

        The amount of the per share stock consideration or per share cash consideration that will be paid to Houston Exploration stockholders for each share of Houston Exploration common stock cannot be determined until the effective time of the merger because, as detailed below, the per share stock consideration and per share cash consideration are calculated based on the market price for the shares of Forest common stock over a 10-day trading period that ends three calendar days before the effective time of the merger. Forest will issue a press release that discloses the amount of the per share stock consideration and the amount of the per share cash consideration once such amounts are known.

        Subject to the proration procedures described below, the per share cash consideration that will be paid for each share of Houston Exploration common stock in respect of which a cash election is made will be the amount calculated by dividing the "aggregate consideration" by the "total common stock amount." The discussion also includes references to that amount as the "per share consideration."

  •
  The "aggregate consideration" is the dollar amount of the sum of:

  •
  the product of (1) the aggregate number of shares of Forest common stock that Forest will issue pursuant to the merger (which is generally the product of 1.6813 and 49.96% of the "total common stock amount") and (2) the "average Forest common stock value" (referred to in the merger agreement as the "final parent stock price"), and

  •
  the aggregate amount of cash Forest will pay pursuant to the merger (which is generally the product of (1) 50.04% of the total common stock amount and (2) $52.4580, minus any cash dividends to all stockholders made by Houston Exploration after January 7, 2006). This aggregate amount of cash is referred to as the "total cash amount."

  •
  The "average Forest common stock value" is the average of the per share closing prices of shares of Forest common stock on the NYSE as reported in The Wall Street Journal during the 10 consecutive trading day period during which the shares of Forest common stock are traded on the NYSE ending on (and including) the third calendar day immediately prior to the effective time of the merger (or, if such calendar day is not a trading day, ending on the trading day immediately preceding such calendar day). This 10 consecutive trading day period is referred to as the "valuation period."

  •
  The "total common stock amount" is the total number of shares of Houston Exploration common stock outstanding immediately prior to the effective time of the merger; provided, that, for purposes of determining the aggregate consideration, the total common stock amount will not exceed the sum of 28,140,054 (the number of shares of Houston Exploration common stock and restricted stock units outstanding on January 4, 2007, a cut-off date used in the merger agreement for purposes of this determination) and the number of shares of Houston Exploration common stock issued, if any, by Houston Exploration prior to the merger as permitted under the terms of the merger agreement, including through the issuance of stock options.

        Subject to the proration procedure described below, the per share stock consideration to be paid for each share of Houston Exploration common stock in respect of which a stock election is made will be the number of shares of Forest common stock equal to the "exchange ratio," which is the number obtained by dividing the per share consideration by the average Forest common stock value.

        The formula described above is designed to substantially equalize the value of the consideration to be received for each share of Houston Exploration common stock pursuant to the merger at the time the calculation is made regardless of whether a Houston Exploration stockholder elects to receive cash, shares of Forest common stock or a combination of cash and shares of Forest common stock. Forest and Houston Exploration believe this equalization mechanism is desirable because the value of the shares of Forest common stock will fluctuate between January 7, 2007, the date the parties entered into the merger agreement, and the effective time of the merger. The value of the merger consideration to be received with respect to each share of Houston Exploration common stock will be equal to $26.25 plus approximately $0.84 per $1.00 of average Forest common stock value. However, because the value of the shares of Forest common stock will continue to fluctuate between the time the per share consideration is calculated and the time that the merger consideration is received by Houston Exploration stockholders, the value of the per share stock consideration actually received by a Houston Exploration stockholder may differ from the value of the per share stock consideration at the time of the calculation.

        The formula is also designed to fix the amount of cash and the number of shares of Forest common stock to be paid and issued, respectively, pursuant to the merger (subject in each case to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to the exercise of outstanding Houston Exploration stock options or otherwise). Because the amount of cash and the number of shares of Forest common stock to be paid and issued, respectively, pursuant to the merger are fixed, the percentage of shares of Houston Exploration common stock that will be exchanged for shares of Forest common stock and the percentage that will be exchanged for cash will depend upon the average Forest common stock value. The higher the average Forest common stock value, the greater the percentage of shares of Houston Exploration common stock that will be exchanged for shares of Forest common stock, and the lower the average Forest common stock value, the greater the percentage of shares of Houston Exploration common stock that will be exchanged for cash.

        For example, if the average Forest common stock value is $30.00, a Houston Exploration stockholder receiving shares of Forest common stock in exchange for shares of Houston Exploration common stock would receive 1.7150 shares of Forest common stock per share of Houston Exploration common stock, having a value of approximately $51.45 per share based on such average Forest common stock value, and a Houston Exploration stockholder receiving cash in exchange for shares of Houston Exploration common stock would receive $51.45 in cash per share of Houston Exploration common stock, subject in each case to the proration procedures described below. Based on an average Forest common stock value of $30.00, approximately 49% of the outstanding shares of Houston Exploration common stock would be exchanged for shares of Forest common stock and approximately 51% would be exchanged for cash.

        The greater the average Forest common stock value, the lesser the number of shares of Houston Exploration common stock that will be exchanged for cash and the greater the number of shares that will be exchanged for shares of Forest common stock. For example, if the average Forest common stock value is $35.00, then approximately 47% of the outstanding shares of Houston Exploration common stock would be exchanged for cash, and approximately 53% would be exchanged for shares of Forest common stock. If the average Forest common stock value is $35.00, a Houston Exploration stockholder receiving shares of Forest common stock would receive 1.59 shares of Forest common stock per share of Houston Exploration common stock having a value of approximately $55.65 per share (based on such average Forest common stock value), and a Houston Exploration stockholder receiving cash would receive $55.65 in cash per share of Houston Exploration common stock, subject in each case to the proration procedures described below.

        Conversely, the lower the average Forest common stock value, the greater the number of shares of Houston Exploration common stock that will be exchanged for cash and the lesser the number of shares that will be exchanged for shares of Forest common stock. For example, if the average Forest common stock value is $25.00, then approximately 56% of the outstanding shares of Houston Exploration common stock would be exchanged for cash and approximately 44% would be exchanged for shares of Forest common stock. If the average Forest common stock value is $25.00, a Houston Exploration stockholder receiving shares of Forest common stock would receive 1.89 shares of Forest common stock per share of Houston Exploration common stock having a value, based on such average Forest common stock value, of $47.25 per share (assuming the market price of the shares of Forest common stock remained constant from the end of the valuation period through the effective time of the merger), and a Houston Exploration stockholder receiving cash would receive $47.25 in cash per share of Houston Exploration common stock, subject in each case to the proration procedures described below.

        The following table sets forth, based on various hypothetical average Forest common stock values, the per share cash consideration and the per share stock consideration, as well as the value of such per share stock consideration based on the hypothetical average Forest common stock values. The table also shows the percentage of outstanding shares of Houston Exploration common stock that would be converted into shares of Forest common stock and cash based on such average Forest common stock value. The table is based on the assumption that no Houston Exploration stock options have been exercised following the date of this joint proxy statement/prospectus and prior to the effective time of the merger, that no additional shares of Houston Exploration common stock are otherwise issued following the date of this joint proxy statement/prospectus and that the number of exchangeable shares of Houston Exploration common stock is 28,140,054 (the number of shares of Houston Exploration common stock and restricted stock units outstanding on January 4, 2007). To the extent that the number of shares of Houston Exploration common stock outstanding increases in accordance with the merger agreement (whether as a result of the exercise of outstanding Houston Exploration stock options or otherwise), the number of shares of Houston Exploration common stock exchanged for merger consideration will increase and the aggregate transaction value will increase, but there will be no change in the per share stock consideration or per share cash consideration. Each additional share of Houston Exploration common stock will increase the aggregate transaction value by approximately 0.84 shares of Forest common stock and $26.25 in cash.

				Approximate Percentage of Merger Consideration
			Value of Per Share Forest Common Stock Consideration(1)
Average Forest Common Stock Value	Per Share Cash Consideration	Per Share Forest Common Stock Consideration		In Common Stock	In Cash
$25.00	$47.25	1.8900	$47.25	44.44%	55.56%
$26.00	$48.09	1.8496	$48.09	45.41%	54.59%
$27.00	$48.93	1.8122	$48.93	46.35%	53.65%
$28.00	$49.77	1.7775	$49.77	47.26%	52.74%
$29.00	$50.61	1.7452	$50.61	48.13%	51.87%
$30.00	$51.45	1.7150	$51.45	48.98%	51.02%
$31.00	$52.29	1.6868	$52.29	49.80%	50.20%
$32.00	$53.13	1.6603	$53.13	50.59%	49.41%
$33.00	$53.97	1.6355	$53.97	51.36%	48.64%
$34.00	$54.81	1.6121	$54.81	52.11%	47.89%
$35.00	$55.65	1.5900	$55.65	52.83%	47.17%

(1)
Based on the hypothetical average Forest common stock values.

        The actual value of the cash consideration or number of shares of Forest common stock that Houston Exploration stockholders will receive for each share of Houston Exploration common stock held may differ from the hypothetical amounts shown in this example because the actual amounts can only be determined after the effective time of the merger based on a formula set forth in the merger agreement and described in this joint proxy statement/prospectus. Forest will issue a press release that discloses the amount of the per share stock consideration and the amount of the per share cash consideration once such amounts are known. See "Risk Factors—Risk Factors Relating to the Merger—Because the merger consideration is fixed and the market price of shares of Forest common stock will fluctuate, Houston Exploration stockholders cannot be sure of the value of the merger consideration they will receive."

        No assurance can be given that the current fair market value of shares of Forest common stock will be equivalent to the fair market value of shares of Forest common stock on the date that the merger consideration is received by a Houston Exploration stockholder or at any other time. The actual fair market value of the shares of Forest common stock received by Houston Exploration stockholders depends upon the fair market value of shares of Forest common stock upon receipt, which may be higher or lower than the average Forest common stock value or the market price of shares of Forest common stock on the date the merger was announced, on the date that this joint proxy statement/prospectus is mailed to Houston Exploration's stockholders, on the date a Houston Exploration stockholder makes an election with respect to the merger consideration, or on the date of the special meeting of Houston Exploration stockholders.

        If, between the date of the merger agreement and the effective time of the merger, the shares of Forest common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or similar readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share stock consideration.

        No fractional shares of Forest common stock will be issued to any holder of Houston Exploration common stock in connection with the merger. For each fractional share of Forest common stock that would otherwise be issued, Forest will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of shares of Forest common stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the merger occurs. No interest will be paid or accrued on cash payable in lieu of fractional shares of Forest common stock.

Appraisal Rights

        If, pursuant to the terms of the merger agreement, including the equalization and proration provisions, any Houston Exploration stockholders who elected stock are required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares, appraisal rights will be available to all Houston Exploration stockholders. It is not clear, however, whether appraisal rights will be available under Delaware law if no Houston Exploration stockholders who elect stock are in fact required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares. Houston Exploration stockholders who wish to seek appraisal are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights. If appraisal rights are available, the shares of Houston Exploration common stock outstanding immediately prior to the effective time of the merger and held by a holder who has not voted in favor of, or consented in writing to, the adoption of the merger agreement and who has delivered a written demand for appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware, will not be converted into the right to receive the merger consideration, but such holder will be entitled to seek an appraisal of such shares under the General Corporation Law of the State of Delaware, unless and until the dissenting holder fails to perfect or withdraws or otherwise loses his or her right to appraisal and payment under the General Corporation Law of the State of Delaware. If, after the effective time of the merger, a dissenting stockholder fails to perfect or withdraws or loses his or her right to appraisal, his or her shares of Houston Exploration common stock will be treated as if they had been converted as of the effective time of the merger into the right to receive the merger consideration into which "no election shares" have been converted, subject to the right of Forest to treat such shares as cash election shares, without interest or dividends thereon. A copy of Section 262 of the General Corporation Law of the State of Delaware, which sets forth the appraisal rights, is attached to this joint proxy statement/prospectus as Annex D.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration

        The conversion of shares of Houston Exploration common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the effective time of the merger, Mellon Investor Services LLC, or Mellon, as exchange agent, will exchange certificates formerly representing shares of Houston Exploration common stock for merger consideration to be received in the merger pursuant to the merger agreement.

Exchange Procedures

        Prior to the effective time of the merger, Forest will deposit with Mellon (the exchange agent in connection with the merger) sufficient cash and Forest common stock for the benefit of holders of shares of Houston Exploration common stock to be converted into the merger consideration.

        Promptly after the effective time of the merger, the exchange agent will send a letter of transmittal to each person who was a Houston Exploration stockholder at the effective time of the merger who has not previously and properly surrendered certificates representing shares of Houston Exploration common stock to the exchange agent in connection with an election as described below. This mailing will contain instructions on how to surrender certificates formerly representing shares of Houston

Exploration common stock (if these certificates have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

        If certificates formerly representing shares of Houston Exploration common stock are presented for transfer after the effective time of the merger, they will be exchanged for the merger consideration into which the shares of Houston Exploration common stock formerly represented by that certificate shall have been converted.

Dividends and Distributions with Respect to Unexchanged Houston Exploration Common Stock

        After the effective time of the merger, holders of shares of Houston Exploration common stock will be entitled to dividends and other distributions payable with a record date after the effective time of the merger with respect to the number of shares of Forest common stock to which they are entitled upon exchange of their shares of Houston Exploration common stock, without interest, but they will not be paid any dividends or other distributions on such shares of Forest common stock until they surrender their shares of Houston Exploration common stock to the exchange agent in accordance with the exchange agent's instructions. After the close of business on the date on which the effective time of the merger occurs, there will be no transfers on the stock transfer books of Houston Exploration of any shares of Houston Exploration common stock.

Fractional Shares

        Fractional shares of Forest common stock will not be delivered pursuant to the merger. Instead, each holder of shares of Houston Exploration common stock who would otherwise be entitled to receive a fractional share of Forest common stock pursuant to the merger will be entitled to receive a cash payment, in lieu thereof, in an amount equal to the product of (1) the average of the closing sale prices of shares of Forest common stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the effective time of the merger and (2) the fraction of a share of Forest common stock which such holder would otherwise be entitled to receive.

Termination of Exchange Fund

        Any portion of the merger consideration, or dividends payable in accordance with the merger agreement, made available to the exchange agent that remains unclaimed by holders of shares of Houston Exploration common stock after 180 days following the effective time of the merger will be returned to Forest upon demand. Thereafter, a holder of Houston Exploration common stock must look only to Forest for payment of the merger consideration to which the holder is entitled under the terms of the merger agreement. Any amounts remaining unclaimed by holders of shares of Houston Exploration common stock immediately prior to such time, as such amounts would otherwise escheat to or become the property of any governmental authority, will become the property of Forest free and clear of any liens.

Lost Stock Certificates

        If a certificate formerly representing shares of Houston Exploration common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of an affidavit as to that loss, theft or destruction, and, if required by Forest, the posting of a bond as indemnity.

Withholding

        Each of Forest, the combined corporation and the exchange agent will be entitled to deduct and withhold from the merger consideration payable to any Houston Exploration stockholder the amounts it is required to deduct and withhold under the Internal Revenue Code or any state, local or foreign tax law. Withheld amounts will be treated for all purposes of the merger as having been paid to the Houston Exploration stockholders from whom they were withheld.

Adjustments to Prevent Dilution

        The per share stock consideration will be adjusted to provide holders of shares of Houston Exploration common stock the same economic effect contemplated by the merger agreement if, at any time between the signing and the effective time of the merger, there is any change in the outstanding shares of capital stock of Houston Exploration or Forest by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment, or stock dividend declared with a record date during such period.

Election Procedures

        Subject to the proration mechanism described below, each Houston Exploration stockholder may elect to receive cash or shares of Forest common stock with respect to each of his or her shares of Houston Exploration common stock.

        Cash Election Shares.    Stockholders who elect to receive cash for some or all of their shares of Houston Exploration common stock will receive the per share cash consideration in respect of that portion of such holder's shares of Houston Exploration common stock equal to such holder's cash election, subject to the proration mechanism described below. In this discussion, the shares of Houston Exploration common stock for which cash elections have been made are referred to as "cash election shares."

        Stock Election Shares.    Stockholders who elect to receive shares of Forest common stock for some or all of their shares of Houston Exploration common stock will receive the per share stock consideration in respect of that portion of such holder's shares of Houston Exploration common stock equal to such holder's stock election, subject to the proration mechanism described below. In this discussion, the shares for which stock elections have been made are referred to as "stock election shares."

        No Election Shares.    Houston Exploration stockholders who do not make a valid election will be deemed to have made "no election" with respect to those shares of Houston Exploration common stock. Houston Exploration stockholders who are deemed to have made no election with respect to some or all of their shares will receive the per share stock consideration unless there is an oversubscription of the stock consideration, in which case they may receive the per share cash consideration for some or all of those shares of Houston Exploration common stock. In this discussion, the shares of Houston Exploration common stock with respect to which stockholders have made no election are referred to as "no election shares." See "—Proration."

        For example, assuming a Houston Exploration stockholder holds 100 shares of Houston Exploration common stock (and that the average Forest common stock value is $            ), if such stockholder made:

  •
  a cash election with respect to all the shares, he or she would receive approximately $            in cash;

  •
  a stock election with respect to all the shares, he or she would receive            shares of Forest common stock; and

  •
  a cash election with respect to some of the shares and a stock election with respect to some of the shares, he or she would receive approximately $            for each cash election share and            shares of Forest common stock for each stock election share. Assuming 50 cash election shares and 50 stock election shares, the Houston Exploration stockholder would receive

    approximately $            in cash,            shares of Forest common stock and cash in lieu of            of a fractional share of Forest common stock.

        The actual proration of cash and common stock would be subject, in each case, to the proration procedures described under the heading "—Proration."

        A fixed number of shares of Forest common stock will be issued and a fixed amount of cash will be paid pursuant to the merger. Accordingly, there is no assurance that a holder of shares of Houston Exploration common stock will receive the form of consideration that the holder elects with respect to any or all shares of Houston Exploration common stock held by that holder. If the elections result in an oversubscription with respect to shares of Houston Exploration common stock that would otherwise receive either the per share stock consideration or the per share cash consideration, the procedures for allocating shares of Forest common stock and cash described below under "—Proration" will be followed by the exchange agent. See "Risk Factors—Risk Factors Relating to the Merger—Houston Exploration stockholders may receive a form or combination of consideration different from what they elect."

        Election Form.    Each Houston Exploration stockholder will receive an election form and other appropriate and customary transmittal materials. Each election form allows the holder to specify that the holder (1) elects to receive the per share stock consideration for all of such holder's Houston Exploration shares, (2) elects to receive the per share cash consideration for all of such holder's Houston Exploration shares, (3) elects to receive a combination of per share stock consideration and per share cash consideration or (4) makes no election. Forest will also make available forms of election to persons who become holders of shares of Houston Exploration common stock subsequent to the Houston Exploration record date up until the close of business on the business day prior to the election deadline. If you have not received an election form, please contact the information agent, Georgeson, at 1 (866) 783-6553.

        Holders of shares of Houston Exploration common stock who wish to elect the type of merger consideration they will receive pursuant to the merger should carefully review and follow the instructions set forth in the election form. Shares of Houston Exploration common stock as to which the holder has not made a valid election prior to the election deadline, which is 5:00 p.m., New York City time, on                        , 2007, will be deemed no election shares.

        However, if the closing of the merger has not occurred within 10 days of the election deadline, then, unless the closing of the merger is then scheduled to take place by the tenth day after the election deadline, the election deadline shall be changed, unless Forest and Houston Exploration agree not to change the election deadline, to the tenth day after the election deadline or such other date as agreed to by Forest and Houston Exploration. If a new election deadline is set, Houston Exploration and Forest shall publicly announce the new election deadline.

        To make an election, a holder of shares of Houston Exploration common stock must submit a properly completed election form and stock certificates (or in the case of Houston Exploration shares in book entry form, any additional documents specified in the election form) so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the election form. An election form will be properly completed only if accompanied by certificates representing all shares of Houston Exploration common stock covered by the election form (or a properly completed notice of guaranteed delivery in lieu of stock certificates or, in the case of Houston Exploration shares in book entry form, any additional documents specified in the election form). If a Houston Exploration stockholder cannot deliver his or her stock certificates to the exchange agent by the election deadline, a stockholder may deliver a notice of guaranteed delivery promising to deliver his or her stock certificates, as described in the election form, so long as (1) the guarantee of delivery is from a firm which is a member of the NYSE or another registered national securities exchange or a commercial bank or trust company having an office in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery. If Houston Exploration stockholders own shares of Houston Exploration common stock held in "street name" by their broker or other nominee and they wish to make an election, they should seek instructions from the broker or other nominee holding their shares of Houston Exploration common stock concerning how to make their election.

        An election may be revoked or changed by the person submitting the election form prior to the election deadline. In the event of a revocation of an election, the exchange agent will, upon receiving a written request from the holder of shares of Houston Exploration common stock making a revocation, return the certificates of Houston Exploration common stock submitted by that holder, and that holder will be deemed to have made no election. The exchange agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the election forms, and any good faith decisions of the exchange agent regarding these matters will be binding and conclusive. Neither Forest nor the exchange agent will be under any obligation to notify any person of any defects in an election form. If any Houston Exploration stockholder instructs a broker to submit an election for its shares, such Houston Exploration stockholder must follow its broker's directions for changing those instructions.

        Shares of Houston Exploration common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed no election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect, and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Proration

        A fixed total number of shares of Forest common stock will be issued and a fixed total amount of cash will be paid pursuant to the merger, in each case subject to upward adjustment in the event that any shares of Houston Exploration common stock are issued in accordance with the merger agreement pursuant to outstanding Houston Exploration stock options or otherwise. If the elections of all of the Houston Exploration stockholders result in an oversubscription of the pool of cash or shares of Forest common stock, the pool of cash or shares of Forest common stock will not be increased. Rather, the exchange agent will allocate between cash and shares of Forest common stock in the manner described below. Accordingly, there is no assurance that Houston Exploration stockholders will receive the form or combination of consideration that they elect with respect to all of the shares of Houston Exploration common stock they hold. See "Risk Factors—Risk Factors Relating to the Merger—Houston Exploration stockholders may receive a form or combination of consideration different from what they elect."

        Oversubscription of the Cash Consideration.    If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is more than the total cash amount, then:

  •
  all stock election shares and no election shares will be converted into the right to receive the per share stock consideration;

  •
  the exchange agent will then select from among the cash election shares, pro rata to the holders of cash election shares in accordance with their respective numbers of cash election shares, a sufficient number of cash election shares and switch them to stock election shares such that the aggregate cash amount that will be paid pursuant to the merger equals as closely as practicable the total cash amount;

  •
  all cash election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share stock consideration; and

  •
  the cash election shares that have not been selected by the exchange agent to be converted into the per share stock consideration will be converted into the right to receive the per share cash consideration.

        Oversubscription of the Stock Consideration.    If the aggregate cash amount that would be paid upon the conversion in the merger of the cash election shares is less than the total cash amount, then:

  •
  all cash election shares will be converted into the right to receive the per share cash consideration;

  •
  the exchange agent will then select from among the no election shares and then, if necessary, from among the stock election shares, in each case pro rata to the holders of no election shares or stock election shares, as the case may be, in accordance with their respective numbers of no election shares or cash election shares, a sufficient number of stock election shares and switch them to cash election shares such that the aggregate cash amount that will be paid pursuant to the merger equals as closely as practicable the total cash amount;

  •
  all no election and stock election shares selected by the exchange agent through the pro rata selection process described above will be converted into the right to receive the per share cash consideration; and

  •
  the stock election shares and any no election shares that have not been selected by the exchange agent to be converted into the per share cash consideration will be converted into the right to receive the per share stock consideration.

        Forest will cause the exchange agent to carry out the proration described above based on calculations prepared by Forest within 10 business days after the election deadline, unless the merger has not been completed, in which case the proration will be completed as soon as practicable after the effective time of the merger. The exchange agent will use an equitable pro rata allocation process to be mutually determined by Houston Exploration and Forest.

        Because the U.S. federal income tax consequences of receiving cash or shares of Forest common stock, or both cash and shares of Forest common stock, will differ, Houston Exploration stockholders are urged to read carefully the information set forth under the heading "The Merger—Certain Material U.S. Federal Income Tax Consequences" and to consult their tax advisors for a full understanding of the merger's tax consequences to them. In addition, because the stock consideration can fluctuate in value from the determination made during the valuation period, the economic value per share received by Houston Exploration stockholders who receive the stock consideration may, as of the date of receipt by them, be more or less than the amount of cash consideration per share received by Houston Exploration stockholders who receive cash consideration.

Treatment of Stock Options

        Prior to the effective time of the merger, Houston Exploration will take all actions necessary under the Houston Exploration stock plans (including the Houston Exploration 1996 Stock Option Plan, the Houston Exploration 1999 Non-Qualified Stock Option Plan, the Houston Exploration 2002 Long Term Incentive Plan and the Houston Exploration 2004 Long Term Incentive Plan), to cause each holder of an outstanding Houston Exploration stock option immediately prior to the effective time to have the right to exercise such stock option in full, whether or not vested, prior to the effective time of the merger. To the extent any Houston Exploration stock option that has an exercise price that is equal to or greater than the per share consideration is not exercised prior to the effective time of the merger, such stock option will be cancelled and no consideration will be paid in connection with such cancellation.

        To the extent any Houston Exploration stock option that has an exercise price per share that is less than the per share consideration is not exercised immediately prior to the effective time of the merger, which stock option is referred to herein as an "in-the-money" stock option, such in-the-money stock option will be cancelled and converted into the right to receive, from Forest, as soon as practicable following the effective time of the merger, an amount in cash, less any applicable withholding taxes and without interest, equal to the product of (1) the excess of the per share consideration over the per share exercise price of Houston Exploration common stock subject to such in-the-money stock option, multiplied by (2) the number of shares of Houston Exploration common stock subject to such in-the-money stock option immediately prior to the effective time of the merger, whether or not vested. As of the effective time of the merger, all Houston Exploration stock options will no longer be outstanding and will automatically cease to exist, and each holder of a Houston Exploration stock option will cease to have any rights with respect to such Houston Exploration stock option except, with respect to in-the-money stock options, the right to receive the payment described in the immediately preceding sentence.

        All Houston Exploration stock plans and any other plan providing for the issuance, transfer or grant of any capital stock of Houston Exploration will terminate as of the effective time of the merger.

        A holder of Houston Exploration stock options who wishes to have the right to elect whether and to what extent he wishes to receive cash or shares of Forest common stock in the merger may exercise his or her stock options, to the extent then vested and exercisable, in accordance with the relevant plan sufficiently in advance of the election deadline and return a properly completed election form prior to the election deadline of 5:00 p.m., New York City time, on                        , 2007 with respect to the shares of Houston Exploration common stock issued upon exercise.

Treatment of Restricted Stock

        The restrictions on each restricted share of Houston Exploration common stock granted and then outstanding under the Houston Exploration stock plans will lapse immediately prior to the effective time of the merger. Each such share of Houston Exploration restricted stock will be fully vested in each holder thereof at the effective time of the merger and will be treated at the effective time of the merger the same as, and have the same rights and be subject to the same conditions as, each share of Houston Exploration common stock not subject to any restrictions; provided, that, upon vesting, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

Treatment of Restricted Stock Unit Awards

        Immediately prior to the effective time of the merger, each restricted stock unit award granted and then outstanding under the Houston Exploration stock plans will be fully vested in each holder thereof, and the underlying shares of Houston Exploration common stock will be issued and will be treated at the effective time of the merger the same as, and will have the same rights and be subject to the same conditions as, other shares of Houston Exploration common stock; provided, that, upon vesting and issuance, the holder may satisfy the applicable withholding tax obligation by returning a number of shares of Houston Exploration common stock equal in value to such obligation.

Withholding Tax

        Except as described above, Forest will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from the consideration otherwise payable to any holders of Houston Exploration stock options, Houston Exploration restricted stock or Houston Exploration restricted stock unit awards such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Forest or the exchange agent, as the case may be, the withheld amounts will be treated as having been paid to the holders of Houston Exploration stock options, Houston Exploration restricted stock or Houston Exploration restricted stock unit awards, as applicable, in respect of which the deduction and withholding was made.

Representations and Warranties

        The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Each of Houston Exploration, on the one hand, and Forest and Merger Sub, on the other hand, has made representations and warranties to the other in the merger agreement with respect to some or all of the following subject matters:

  •
  corporate existence, good standing and qualification to conduct business;

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  capitalization, including ownership of subsidiary capital stock and the absence of restrictions or encumbrances with respect to capital stock of any subsidiary;

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  corporate power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

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  absence of any conflict or violation of organizational documents, third party agreements or law or regulation as a result of entering into and carrying out the obligations of the merger agreement;

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  governmental, third party and regulatory approvals or consents required to complete the merger;

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  filings and reports with the SEC and financial information;

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  oil and gas reserves;

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  absence of certain changes, events or circumstances;

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  absence of undisclosed liabilities;

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  accuracy of the information supplied for inclusion in this joint proxy statement/prospectus;

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  employee benefit plans and ERISA;

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  litigation and compliance with laws;

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  intellectual property;

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  material contracts;

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  tax matters;

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  environmental matters;

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  oil and gas properties and other assets;

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  insurance;

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  labor matters and employees;

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  transactions with affiliates;

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  derivative and hedging transactions;

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  disclosure controls and procedures;

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  investment company status;

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  required vote by stockholders;

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  recommendations of merger by boards of directors and opinions of financial advisors;

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  fees payable to brokers in connection with the merger;

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  reorganization; and

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  no other representations or warranties.

        Houston Exploration has made additional representations and warranties to Forest in the merger agreement with respect to the following subject matters:

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  natural gas regulation;

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  the fact that the merger will not result in the grant of any rights to any person under Houston Exploration's rights agreement; and

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  the inapplicability of any anti-takeover law or provision in Houston Exploration's certificate of incorporation or bylaws to the merger agreement or the voting agreement.

        Forest has made additional representations and warranties to Houston Exploration in the merger agreement with respect to the following matters:

  •
  voting agreements;

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  its rights agreement;

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  its ownership of Houston Exploration common stock; and

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  a commitment letter for financing.

        Certain representations and warranties of Forest and Houston Exploration are qualified as to materiality or as to "material adverse effect," which when used with respect to Forest and Houston Exploration means, as the case may be, the existence of a materially adverse change to the financial condition, business, assets, properties or results of operations of such party and its subsidiaries, taken as a whole, no matter how caused or how arising, except for any materially adverse change that is caused by or arises from one or more of:

  •
  changes to economic, political or business conditions affecting the domestic energy markets generally, except, in each case, to the extent any such changes or effects materially disproportionately affect such party;

  •
  the occurrence of natural disasters of any type, including, without limitation, earthquakes and tsunamis but not including hurricanes;

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  changes in market prices, both domestically and globally, for any carbon-based energy product and any write-down for accounting purposes of oil and gas reserves as a result of a "ceiling test" to the extent but only to the extent such write-down is directly attributable to changes in market prices of oil or gas (but not any change resulting from a default under any agreement or arrangement as a result of such write-down);

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  the announcement or pendency of the merger agreement and the transactions contemplated thereby, compliance with the terms thereof or the disclosure of the fact that Forest is the prospective owner of Houston Exploration, including any litigation arising from any of the foregoing;

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  the existence or occurrence of war, acts of war, terrorism or similar hostilities;

  •
  changes in laws of general applicability or interpretations thereof by courts or governmental entities; or

  •
  changes in the market price of either Forest common stock or Houston Exploration common stock (but not any change underlying such changes in price to the extent such change would otherwise constitute a material adverse effect relating to Forest or Houston Exploration, as the case may be).

Conditions to the Completion of the Merger

        The completion of the merger is subject to various conditions. While it is anticipated that all of these conditions will be satisfied, there can be no assurance as to whether or when all of the conditions will be satisfied or, where permissible, waived.

Conditions to Each Party's Obligations

        Each party's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  adoption by Houston Exploration stockholders of the merger agreement;

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  approval by Forest shareholders of the issuance of Forest common stock pursuant to the merger;

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  absence of any statute, rule, order, decree or regulation, and of any action taken by any court or other governmental entity, which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the merger or makes the merger illegal;

  •
  expiration or termination of the waiting period (and any extension thereof) applicable to the consummation of the merger under the HSR Act (which occurred on February 8, 2007);

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  effectiveness of the S-4 registration statement, of which this joint proxy statement/prospectus constitutes a part, and absence of any stop order or proceedings for such purpose pending before or threatened by the SEC; and

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  authorization for listing on the NYSE of shares of Forest common stock issuable to the stockholders of Houston Exploration pursuant to the merger, subject to official notice of issuance.

Additional Conditions to Houston Exploration's Obligations

        The obligation of Houston Exploration to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  Forest's and Merger Sub's representations and warranties set forth in the merger agreement (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) will be true and correct at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations to be true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on Forest;

  •
  the performance in all material respects by Forest and Merger Sub of their respective obligations contained in the merger agreement;

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  absence of any suit, action or proceeding by any court or other governmental entity seeking to restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement; and

  •
  the receipt by Houston Exploration of an opinion of its counsel, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization under section 368(a) of the Internal Revenue Code and that Houston Exploration and Forest will each be a "party to the reorganization" within the meaning of section 368 of the Internal Revenue Code.

Additional Conditions to Forest's and Merger Sub's Obligations

        The obligations of Forest and Merger Sub to complete the merger are subject to the satisfaction or waiver of the following conditions:

  •
  Houston Exploration's representations and warranties set forth in the merger agreement will be true and correct (without giving effect to any limitations as to "materiality" or "material adverse effect" set forth therein) both at and as of the closing date of the merger, as if made at and as of the closing date of the merger (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitations as to "materiality or material adverse effect") individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a material adverse effect on Houston Exploration;

  •
  the performance in all material respects by Houston Exploration of its obligations contained in the merger agreement;

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  absence of any suit, action or proceeding by any court or other governmental entity seeking to (1) restrain, preclude, enjoin or prohibit the merger or any of the other transactions contemplated by the merger agreement, or (2) prohibit or limit in any material respect the ownership or operation by any of the parties to the merger agreement or any of their respective affiliates of a substantial portion of the business or assets of Houston Exploration and its subsidiaries, taken as a whole, or to require any person to dispose of or hold separate any material portion of the business or assets of Houston Exploration and its subsidiaries, taken as a whole, as a result of the merger or any of the other transactions contemplated by the merger agreement;

  •
  the receipt by Forest of an opinion of its counsel, dated the closing date of the merger, to the effect that the merger will qualify as a reorganization under section 368(a) of the Internal Revenue Code and that Houston Exploration and Forest will each be a "party to the reorganization" within the meaning of section 368 of the Internal Revenue Code; and

  •
  the number of appraisal shares for which demands for appraisal have not been withdrawn will not exceed 15% of the outstanding shares of Houston Exploration common stock.

Conduct of Business Pending the Merger

Operations of Houston Exploration

        Houston Exploration has agreed that it will, and will cause its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as disclosed in Houston Exploration's disclosure letter, expressly contemplated or permitted by the merger agreement, required by applicable law or agreed to in writing by Forest (which consent will not be unreasonably withheld, delayed or conditioned):

  •
  conduct the business of Houston Exploration and its subsidiaries only in the ordinary course consistent with past practices;

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  use its reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its subsidiaries; and

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  use its reasonable best efforts to keep available the services of the current officers and key employees of Houston Exploration and its subsidiaries and preserve and maintain existing relationships with customers, suppliers, officers, employees and creditors.

        Houston Exploration has also agreed that it will not, and will not permit any of its subsidiaries to, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as expressly contemplated or permitted by the merger agreement, required by applicable law or agreed to in writing by Forest (which consent will not be unreasonably withheld, delayed or conditioned):

  •
  enter into any new line of business, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than 110% of, and during the same time period set forth in, Houston Exploration's 2007 monthly operating plan previously made available to Forest or as may be reasonably required to conduct emergency operations on any well, pipeline or other facility;

  •
  amend its certificate of incorporation or bylaws or similar organizational documents;

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  except that Houston Exploration may permit any direct or indirect wholly owned subsidiary to do the following: declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;

  •
  except as required by the terms of any capital stock of, or other equity interests in, Houston Exploration or any of its subsidiaries outstanding on the date of the merger agreement or as contemplated by any Houston Exploration benefit plan or employment agreement existing on the date of the merger agreement and included in Houston Exploration's disclosure letter,

  •
  adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of Houston Exploration or any of its subsidiaries, other than issuances (1) of shares of Houston Exploration common stock pursuant to the Houston Exploration stock options or restricted stock unit awards outstanding on the date of the merger agreement, (2) of Houston Exploration stock options in an amount consistent with past practice to non-officer employees hired after the date of the merger agreement in the ordinary course of business consistent with past practice, (3) by a wholly owned subsidiary of Houston Exploration of such subsidiary's capital stock or other equity interests to Houston Exploration or any other wholly owned subsidiary of Houston Exploration, or (4) pursuant to Houston Exploration's rights or rights agreement in effect on the date of the merger agreement, or

  •
  redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or any other securities or agreements of the type described above;

  •
  grant any increase in the compensation (including base salary and target bonus) or benefits payable to any officer of Houston Exploration or any of its subsidiaries, or, except in connection with promotions on a basis consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer of Houston Exploration or any of its subsidiaries, except that Houston Exploration may pay incentive compensation bonuses for 2006; provided, however, that Houston Exploration may not pay officers and employees bonuses in the aggregate amount in excess of $5.75 million, and, with respect to officers, in no event in an amount greater than the calculated amount expressly provided for in Houston Exploration's annual incentive compensation plan as approved by Houston Exploration's compensation and management development committee;

  •
  except as required to comply with applicable law or any agreement in existence on the date of the merger agreement or as expressly provided in the merger agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement;

  •
  enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of Houston Exploration or any of its subsidiaries other than amendments expressly permitted by the merger agreement or made for purposes of complying with section 409A of the Internal Revenue Code;

  •
  change its methods of accounting in effect at December 31, 2005, except in accordance with changes in U.S. GAAP and applicable law as concurred with by Houston Exploration's independent auditors;

  •
  acquire any person or other business organization, division or business by merger, consolidation, purchase of an equity interest or assets, or by any other manner, or (other than in the ordinary course of business consistent with past practice or as disclosed in Houston Exploration's disclosure letter) acquire any material assets;

  •
  sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of its assets except for (1) the sale of hydrocarbons in the ordinary course of business consistent with past practice, (2) any sale, lease or disposition pursuant to agreements existing on the date of the merger agreement and entered into in the ordinary course of business or disclosed in Houston Exploration's disclosure letter, or (3) any sale, lease or disposition in an arm's-length transaction, for not materially less than fair market value and not in excess of $5.0 million individually or $10.0 million in the aggregate;

  •
  mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject any of its assets to any liens, subject to limited exceptions;

  •
  except for taxes, pay, discharge or satisfy any material claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment, except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of agreements in effect on the date of the merger agreement or entered into after the date of the merger agreement in the ordinary course of business consistent with past practice and not in violation of the merger agreement, or compromise, settle, grant any waiver or release relating to any litigation, other than settlements covered by insurance or where the amount paid or to be paid does not exceed $5.0 million for any individual claim or series of related claims or $10.0 million in the aggregate;

  •
  engage in any transaction (except pursuant to agreements in effect at the time of the merger agreement or as disclosed in Houston Exploration's disclosure letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of Houston Exploration's affiliates (not including any employees of Houston Exploration or any of its subsidiaries, other than the directors and executive officers thereof);

  •
  change any material tax method of accounting, make or change any material tax election, authorize any indemnities for taxes, extend any period for assessment of any tax, file any request for ruling or determination, amend any material tax return, or settle or compromise any material tax liability, except where such action would not have a material adverse effect on Houston Exploration and its subsidiaries taken as a whole;

  •
  take any action that would reasonably be expected to result in (1) any of the conditions to the merger not being satisfied, (2) a material adverse effect on Houston Exploration or (3) materially impair or delay consummation of the merger or the other transactions contemplated by the merger agreement;

  •
  adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of Houston Exploration or any of its subsidiaries (other than the merger) or any agreement relating to an acquisition proposal (except certain confidentiality agreements);

  •
  incur or assume any indebtedness, except for indebtedness incurred and letters of credit issued under Houston Exploration's credit agreement, in the ordinary course of business;

  •
  modify any material indebtedness or other liability to increase Houston Exploration's (or any of its subsidiaries') obligations with respect to such indebtedness;

  •
  assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than a wholly owned subsidiary of Houston Exploration), except in the ordinary course of business and consistent with past practice, and in no event exceeding $1.0 million in the aggregate;

  •
  make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned subsidiaries of Houston Exploration, or by wholly owned subsidiaries to Houston Exploration, or customary loans or advances to employees consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with Houston Exploration's cash management procedures);

  •
  enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice, and in no event exceeding $5.0 million in the aggregate;

  •
  enter into any agreement, understanding or commitment that materially limits Houston Exploration's, the combined company's or any of each of Houston Exploration's or the combined company's subsidiaries' ability to compete in or conduct any line of business or compete with any person or in any geographic area or during any period of time;

  •
  enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned subsidiaries);

  •
  terminate any material contract to which it is a party or waive or assign any of its rights or claims in a manner that is materially adverse to Houston Exploration or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any material contract;

  •
  make or assume any derivative transaction with a duration of more than 90 days or enter into any agreement to sell hydrocarbons other than in the ordinary course of business at market pricing and in no event with a duration of more than 90 days; or

  •
  enter into an agreement, contract, commitment or arrangement to take any of the prohibited actions described above.

Operations of Forest

        Forest has agreed that it will, and will cause its subsidiaries to, conduct the business of Forest and its subsidiaries only in the ordinary course substantially consistent with past practices; provided, however, that the foregoing will not be deemed to prohibit Forest or any of its subsidiaries from engaging in any acquisition or divestiture transaction that does not constitute an acquisition proposal for Forest and would not reasonably be expected to have a material adverse effect on Forest or materially impair or delay the consummation of the transactions contemplated by the merger agreement. Forest's disclosure letter provides that during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, Forest will be actively considering and may consummate a sale of Forest Alaska and/or its assets and reserves all rights to effect such a sale if, but only if, (1) such sale would not be a condition to any financing required to consummate the merger and (2) the consideration or consummation of such sale would not reasonably be expected to cause a delay in the effective time of the merger of more than 90 days, but in no event will the consideration or consummation of such sale cause the delay of the effective time of the merger to a date later than September 30, 2007.

        Forest has also agreed that it will not, during the period from the date of the merger agreement until the effective time of the merger or the date, if any, on which the merger agreement is terminated, except as disclosed in Forest's disclosure letter, as expressly contemplated or permitted by the merger agreement, required by applicable law, or agreed to in writing by Houston Exploration:

  •
  take any action that would reasonably be expected to (1) result in any of the conditions to the merger not being satisfied, (2) result in a material adverse effect on Forest or (3) materially impair or delay consummation of the merger or the other transactions contemplated by the merger agreement; provided, however, that Forest's disclosure letter provides that during the period between execution of the merger agreement and closing, Forest will be actively considering and may consummate a sale of Forest Alaska and reserves all rights to effect such a sale, if but only if, (1) such sale would not be a condition to any financing required to consummate the merger and (2) the consideration or consummation of such sale would not reasonably be expected to cause a delay in the effective time of the merger of more than 90 days, but in no event will the consideration or consummation of such sale cause the delay of the effective time of the merger to a date later than September 30, 2007;

  •
  declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests (except for wholly owned subsidiaries of Forest);

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  change its methods of accounting in effect at December 31, 2005, except changes in accordance with GAAP or applicable law as concurred with by Forest's independent auditors;

  •
  amend its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Forest common stock;

  •
  acquire ownership or become an "owner" for the purposes of Section 203 of the General Corporation Law of the State of Delaware of any shares of any voting securities of Houston Exploration, other than shares so owned as of the date of the merger agreement or shares owned as a result of Forest and Merger Sub entering into the voting agreement or acquired pursuant to the merger agreement;

  •
  adopt or enter into a plan of complete or partial liquidation or dissolution;

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  change any material tax method of accounting, make or change any material tax election, authorize or undertake any indemnities for taxes, extend any period for assessment of any tax, file any request for ruling or determination, amend any material return, or settle or compromise any material tax liability, except where such action would not have a material effect on the tax position of Forest and its subsidiaries taken as a whole; and

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  enter into an agreement, contract, commitment or arrangement to take any of the prohibited actions described above.

Covenants

Access to Information and Properties

        During the period prior to the effective time of the merger, upon reasonable notice and subject to applicable laws relating to the exchange of information, Forest and Houston Exploration and their respective subsidiaries will afford to the authorized representatives of the other party reasonable access, including the right to conduct Phase I environmental site assessments but specifically excluding soil or groundwater sampling or effluent sampling or testing or subsurface testing of any kind unless consented to in writing by Houston Exploration or Forest, as applicable (which consent will not be unreasonably withheld, delayed or conditioned), during normal business hours, to all of their properties, offices, contracts, books, commitments, records, data and personnel. During this period, each party will make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its subsidiaries will be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law or binding agreement entered into prior to the date of the merger agreement. Forest and Houston Exploration will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

Further Action; Commercially Reasonable Efforts

        Each of the parties to the merger agreement will use its commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the transactions contemplated by the merger agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings.

        Each of the parties to the merger agreement will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable laws and any applicable privilege relating to the exchange of information, provide the other parties with copies of all filings made by such party with any governmental entity (except for filings available publicly on the SEC's EDGAR system) or any other information supplied by such party to a governmental entity in connection with the merger agreement and the transactions contemplated thereby; provided, that neither party is obligated to share any document submitted to a governmental entity that reflects the negotiations between the parties or the valuation of some or all of any party's business.

        Each of Forest, Merger Sub and Houston Exploration will use its respective commercially reasonable efforts and will cooperate with the other parties to resolve any objections that may be asserted with respect to the transactions contemplated by the merger agreement under the laws, rules, guidelines or regulations of any governmental entity. Houston Exploration and Forest will, as soon as practicable, file notification and report forms under the HSR Act with the FTC and the Antitrust Division, and will use commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC or the Antitrust Division for additional information or documentation.

        Forest will have financing or other funding sufficient to consummate the merger and the other transactions contemplated by the merger agreement. Forest will, and will cause its subsidiaries and its and their respective officers and employees to, use all reasonable efforts in connection with the arrangement of the financing and any other financing that Forest, in its reasonable discretion, deems necessary to fund the transactions contemplated by the merger agreement. In the event Forest arranges for alternative financing, it will promptly provide to Houston Exploration the commitment letter and any similar documentation with respect thereto. The commitment letter relating to the financing will be in full force and effect, or if alternative financing has been arranged, the commitment letter with respect to such alternative financing will be in full force and effect, at all times until the effective time of the merger, or the transactions contemplated by such commitment letter or such alternative financing commitment letter will have been consummated.

        Houston Exploration will, and will cause its subsidiaries and its and their respective officers and employees to, and will use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with Forest and its affiliates in connection with the arrangement of the financing and any other financing that Forest, in its reasonable discretion, deems necessary to fund the transactions contemplated by the merger agreement, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from Houston Exploration's accountants (which comfort letters will be customary in form, scope and substance), and obtaining legal opinions from Houston Exploration's outside counsel (which legal opinions will be customary in form, scope and substance), as may be reasonably requested by Forest.

        In conjunction with the obtaining of any such financing, Houston Exploration agrees, at the reasonable request of Forest, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of Houston Exploration. Houston Exploration will not be obligated to make or cause to become effective such prepayment or redemption or call for prepayment or redemption or renegotiated terms (nor will Houston Exploration be required to incur any cost or liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the effective time of the merger.

        If at any time after the effective time of the merger, any further action is necessary or desirable to carry out the purposes of the merger agreement, the proper officers and/or directors of Forest will take all such necessary action.

        All of the parties to the merger agreement will use commercially reasonable efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a governmental entity precluding, restraining, enjoining or prohibiting consummation of the merger.

        Neither Forest nor Merger Sub will be required to accept, as a condition to obtaining any required approval or resolving any objection of any governmental entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Forest or Merger Sub or any of their respective affiliates or any of the respective businesses of Houston Exploration or any of its subsidiaries, including the assets of Houston Exploration.

Proxy Statement/Prospectus; Registration Statement

        Houston Exploration and Forest will cooperate in preparing and each will cause to be filed with the SEC, in connection with the merger, this joint proxy statement/prospectus in preliminary form, and Forest will promptly prepare and file with the SEC the related registration statement, in which the proxy statement will be included as a prospectus, and the parties will file, if necessary, any other statement or schedule relating to the merger agreement and the transactions contemplated thereby. In addition to the proposal to approve the issuance of additional shares of Forest common stock in the merger, which is referred to herein as the Forest proposal, Forest, unless relying on the NYSE's "new hire" exception, will also include in this joint proxy statement/prospectus a proposal for an amendment to the Forest stock incentive plan increasing the number of shares of Forest common stock that are available to be issued under Forest's 2001 Stock Incentive Plan, which is referred to herein as the plan amendment. Each of Houston Exploration, Forest and Merger Sub will use its reasonable best efforts to (1) furnish the information required to be included by the SEC in the joint proxy statement/prospectus, the related registration statement and any such statement or schedule and (2) have the registration statement declared effective under the Securities Act as promptly as practicable after such filing. Each of Houston Exploration and Forest will, as promptly as practicable thereafter, mail the joint proxy statement/prospectus to its stockholders.

        If, at any time prior to the effective time of the merger, any event or circumstance relating to Houston Exploration, Forest, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by Houston Exploration, Forest or Merger Sub that should be set forth in an amendment to the registration statement or a supplement to the joint proxy statement/prospectus, Houston Exploration, Forest or Merger Sub will promptly inform the other parties hereto thereof in writing. All documents that Houston Exploration or Forest is responsible for filing with the SEC in connection with the transactions contemplated in the merger agreement will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties will notify each other promptly of the time when the registration statement has become effective, of the issuance of any stop order or suspension of the qualification of the Forest common stock to be issued in connection with the merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the joint proxy statement/prospectus or the related registration statement or for additional information and will supply each other with copies of (1) all correspondence between it or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the joint proxy statement/prospectus, the related registration statement or the merger and (2) all orders of the SEC relating to the related registration statement.

Special Meetings

        Houston Exploration, acting through the Houston Exploration board of directors, will, in accordance with its certificate of incorporation and bylaws and with applicable law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the registration statement becomes effective for the purposes of voting upon the adoption of the merger agreement and the approval of the consummation of the transactions contemplated by the merger agreement, including the merger, a special meeting of its stockholders for the sole purpose of considering and taking action upon the merger agreement, and will use its reasonable best efforts to hold such meeting no later than 45 days after such date. Subject to certain exceptions, Houston Exploration, acting through the Houston Exploration board of directors, will (1) recommend adoption of the merger agreement and include in the joint proxy statement/prospectus such recommendation and (2) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any withdrawal, amendment or modification of its recommendation or the commencement, public proposal, public disclosure or communication to Houston Exploration of any acquisition proposal with respect to Houston Exploration or any of its subsidiaries, or any other fact or circumstance (except for termination of the merger agreement), the merger agreement will be submitted to the stockholders of Houston Exploration at the special meeting for the purpose of adopting the merger agreement, with such disclosures as are required by applicable law. At any such special meeting following any such withdrawal, amendment or modification of its recommendation of the merger agreement, Houston Exploration may submit the merger agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of the merger agreement by the Houston Exploration board of directors may not be rescinded or amended), in which event the Houston Exploration board of directors may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the joint proxy statement/prospectus or an appropriate amendment or supplement thereto.

        Forest, acting through the Forest board of directors, will, in accordance with its certificate of incorporation and bylaws and with applicable law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the registration statement becomes effective for the purposes of voting upon the Forest proposal and, if applicable, plan amendment, a special meeting of its shareholders, and will use its reasonable best efforts to hold the special meeting no later than 45 days after such date. Subject to certain exceptions, Forest, acting through the Forest board of directors, will (1) recommend approval of the Forest proposal and, if applicable, plan amendment and include in the joint proxy statement/prospectus such recommendation and (2) use its reasonable best efforts to solicit and obtain such approval. Notwithstanding any withdrawal, amendment or modification of its recommendation or the commencement, public proposal, public disclosure or communication to Forest of any acquisition proposal with respect to Forest or any of its subsidiaries, or any other fact or circumstance (except for termination of the merger agreement), the Forest proposal and, if applicable, plan amendment will be submitted to the shareholders of Forest at the special meeting for the purpose of approval of the Forest proposal and, if applicable, plan amendment, with such disclosures as are required by applicable law. At any such Forest special meeting following any such withdrawal, amendment or modification of the Forest board of directors' recommendation of the Forest proposal, Forest may submit the Forest proposal and, if applicable, plan amendment to its shareholders without a recommendation or with a negative recommendation of the Forest proposal (although the approval of the Forest proposal by the Forest board of directors may not be rescinded or amended), in which event the Forest board of directors may communicate the basis for its lack of a recommendation or negative recommendation to its shareholders in the joint proxy statement/prospectus or an appropriate amendment or supplement thereto.

        Promptly following the execution and delivery of the merger agreement, Forest, as the owner of all of the outstanding shares of capital stock of Merger Sub, will adopt the merger agreement and the transactions contemplated hereby in its capacity as sole stockholder of Merger Sub.

        Forest will use its best efforts to take all actions to consummate the second merger as a "short form" merger under Delaware law.

Notification of Certain Matters

        Each of Houston Exploration, on the one hand, and Forest and Merger Sub, on the other hand, will give prompt notice to the other of any fact, event or circumstance known to such party that would be reasonably likely to result in a failure of a condition to the merger agreement, and in the case of Forest and Merger Sub a failure of the representation relating to the financing of the merger.

Directors' and Officers' Insurance and Indemnification

        The merger agreement provides that Forest will, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of Houston Exploration and any of its subsidiaries in such capacities to the fullest extent permitted by law for claims and expenses occurring at or before the effective time of the merger.

        Forest will also maintain tail directors' and officers' liability insurance from an insurance carrier with the same or better credit rating as Houston Exploration's current insurance carrier, with a claims period of six years from the effective time of the merger, with respect to the directors and officers of Houston Exploration and its subsidiaries who are currently covered by Houston Exploration's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred before the effective time of the merger, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of the merger agreement. However, Forest will not be obligated to make annual premium payments for this insurance to the extent that the premiums exceed 200% of the per annum rate of premium currently paid by Houston Exploration for such insurance on the date of the merger agreement. In the event that the annual premium for such insurance exceeds such maximum amount, Forest will purchase as much coverage per policy year as reasonably obtainable for such maximum amount.

Publicity

        None of Houston Exploration, Forest or Merger Sub, nor any of their respective affiliates, will issue or cause the publication of any press release or other announcement with respect to the merger, the merger agreement or the other transactions contemplated by the merger agreement without the prior consultation of the other party, except as may be required by law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, Houston Exploration will, to the extent reasonably practicable, consult with Forest regarding the form and content of any public disclosure of any material developments or matters involving Houston Exploration, including earnings releases, reasonably in advance of such publication or release.

Stock Exchange Listing

        Forest has agreed to use its reasonable best efforts to cause the shares of Forest common stock to be issued in connection with the merger to be listed on the NYSE, subject to official notice of issuance as of the effective time of the merger.

Employee Benefits

        For a one-year period beginning at the effective time of the merger, Forest will cause individuals who are employed by Houston Exploration or its subsidiaries prior to the effective time of the merger and who thereafter remain or become employees of Forest or a subsidiary of Forest, which employees are referred to herein as Houston Exploration employees, and who continue employment with Forest or its subsidiaries to receive (during the period of such employment) (1) at least the same annual base salary or annual wages, as applicable, as such Houston Exploration employees were receiving immediately prior to the effective time of the merger and (2) employee benefits on a basis substantially similar to those provided to similarly situated employees of Forest; provided, however, that Forest may, in its discretion, continue eligibility for coverage of some or all of the Houston Exploration employees under one or more Houston Exploration benefit plans in lieu of providing such Houston Exploration employees with eligibility for coverage under a corresponding plan of Forest. To the extent required in any employment agreement between Houston Exploration and any Houston Exploration employee, as of the effective time of the merger, Forest will assume and agree to perform such agreement.

        To the extent service is relevant for purposes of eligibility, participation or vesting (but not the accrual of benefits under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Forest in which Houston Exploration employees may participate, such Houston Exploration employees will be credited for service accrued as of the effective time of the merger with Houston Exploration and its subsidiaries to the extent such service was credited under a similar plan, program or arrangement of Houston Exploration. Forest agrees that Houston Exploration employees who continue employment with Forest will be eligible for a bonus with respect to the full calendar year in which the effective time of the merger occurs, on a basis substantially similar to that provided to similarly situated employees of Forest; provided, however, that if any such Houston Exploration employee commenced employment with Houston Exploration after

January 1, 2007, then, subject to the terms of the applicable bonus plan, such Houston Exploration employee will be eligible for a prorated bonus based on the period of his or her employment.

        To the extent Houston Exploration employees and their dependents enroll in any health plan sponsored by Forest, Forest will waive any preexisting condition limitation applicable to such Houston Exploration employees to the extent that the employee's or dependent's condition would not have operated as a preexisting condition under the group health plan maintained by Houston Exploration. In addition, Forest will cause such health plans to (1) waive all waiting periods otherwise applicable to Houston Exploration employees and their dependents, other than waiting periods that are in effect with respect to such individuals as of the effective time of the merger to the extent not satisfied under the corresponding benefit plans of Houston Exploration, and (2) provide each Houston Exploration employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Houston Exploration during the portion of the respective plan year prior to the effective time of the merger.

        With respect to any Houston Exploration employees who become employed by Forest after the effective time of the merger, Forest will permit such Houston Exploration employees to schedule and take vacation days that have accrued prior to the effective time of the merger with pay through December 31, 2007, and Forest will give service credit for purposes of determining post-effective time of the merger vacation, sick leave and any other paid time off entitlements that Forest provides to its employees generally.

        In connection with the merger, Houston Exploration amended its 401(k) Plan and Trust to provide for the full vesting of all account balances thereunder at the effective time of the merger with respect to participants who are employed by Houston Exploration immediately prior to such effective time. Vesting under Houston Exploration's 2005 Executive Deferred Compensation Plan follows the 401(k) Plan and Trust, so its balances also will fully vest upon the merger. Houston Exploration also amended its Supplemental Executive Retirement Plan and Change of Control Plan. The Supplemental Executive Retirement Plan was amended to eliminate provisions relating to the appointment of an independent plan administrator. Houston Exploration's Change of Control Plan was amended to clarify the scope of outplacement services and to provide that such plan will be administered by Houston Exploration or by one or more individuals designated from time to time by Houston Exploration (rather than the individual officer currently designated in such plan).

        In addition to the cash-out or cancellation of certain Houston Exploration stock options as described above under "Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration; Proration—Treatment of Stock Options," Forest will, on the date of grant (as defined below), grant a stock option under the Forest stock incentive plan (or a comparable new incentive plan) to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18 (which Houston Exploration stock options previously have been disclosed to Forest). The stock option granted to each such Houston Exploration employee will (a) cover a number of shares of Forest common stock equal to the number of shares of Houston Exploration common stock subject to the Houston Exploration stock option described in clause (2) of the immediately preceding sentence and with respect to which such Houston Exploration stock option was not exercised prior to the effective time of the merger (subject to adjustment as provided in the Forest stock incentive plan), (b) have an exercise price per share of Forest common stock equal to the fair market value (as such term is defined in the Forest stock incentive plan) of a share of Forest common stock as of the date of grant (subject to adjustment as provided in the Forest stock incentive plan), (c) not constitute an incentive stock option (within the meaning of section 422 of the Internal Revenue Code), and (d) be subject to such other terms and conditions as are set forth in Forest's standard form of stock option agreement which will be used to evidence such grant (including terms and conditions relating to the term of the stock option, the vesting of the stock option and the exercise rights of the holder following a termination of employment). As of January 31, 2007, Forest expects to grant stock options covering a maximum of 748,688 shares of Forest common stock to such Houston Exploration employees pursuant to the provisions described in this paragraph, which number will decrease if the employment of any of such Houston Exploration employees terminates prior to the date of grant. As used in this paragraph, the term "date of grant" means a business day selected by Forest, in its sole discretion, that is on or before the fifth business day following the date on which the effective time of the merger occurs. Nothing in any provision of the merger agreement will give any employee of Houston Exploration or its subsidiaries the right to be retained in the employ of Forest or any subsidiary of Forest, it being understood that neither Forest nor any subsidiary of Forest will have any obligation to continue employing any employee of Houston Exploration or its subsidiaries for any length of time.

        Houston Exploration and Forest will cooperate with each other in all reasonable respects relating to any actions described above. Houston Exploration will allow Forest reasonable opportunities to meet with employees of Houston Exploration from January 7, 2006 to the effective time of the merger in order to discuss and answer questions regarding employment and benefits.

        Nothing in the merger agreement will constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by Forest or any subsidiary of Forest. No Houston Exploration employee nor any other person (other than the parties to the merger agreement) is intended to be a beneficiary of the provisions described above. Nothing in the merger agreement will require or be construed or interpreted as requiring Forest or any of its subsidiaries to continue the employment of any Houston Exploration employee after the effective time of the merger.

Rights Agreement

        The Houston Exploration board of directors will take such action as is necessary to terminate the Houston Exploration rights agreement and the Houston Exploration preferred stock purchase rights immediately prior to the effective time of the merger and to render the Houston Exploration preferred stock purchase rights inapplicable to the merger and the other transactions contemplated by the merger agreement.

Certain Tax Matters

        The merger agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g). Each of Houston Exploration and Forest have agreed that they will use their reasonable best efforts to cause the merger to qualify as a reorganization within the meaning of section 368(a) of the Internal Revenue Code.

        In connection with the merger, Forest will file all required information with its tax returns and maintain all records required for tax purposes. Forest and Houston Exploration will cooperate in the preparation, execution and filing of all tax returns and related documents.

Indenture Matters

        In the event that Forest elects to obtain a consent from the holders of outstanding notes under Houston Exploration's indenture to an amendment to such indenture that would permit a wholly owned subsidiary of Forest, in the form of a limited liability company, to merge with Houston Exploration and to be the surviving entity in such merger, which amendment shall be in a form reasonably satisfactory to Houston Exploration, (1) Houston Exploration will use commercially reasonable efforts to assist Forest in obtaining such consent, (2) upon obtaining such consent, the parties will cooperate in implementing an amendment to the merger agreement to reflect an amendment to the structure of the merger such that a wholly owned subsidiary of Forest, in the form of a limited liability company, would merge with Houston Exploration and be the surviving entity in such merger and (3) Forest will bear all expenses of Forest and Houston Exploration related to such actions.

Section 16 Matters

        Prior to the closing date of the merger, Forest and Houston Exploration, and their respective boards of directors, will use their reasonable best efforts to take all actions to cause any dispositions of shares of Houston Exploration common stock (including derivative securities with respect to shares of Houston Exploration common stock) or acquisitions of Forest common stock (including derivative securities with respect to Forest common stock) resulting from the transactions contemplated by the merger agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

Affiliates Letter

        Prior to the date of the Houston Exploration special meeting, Houston Exploration will deliver to Forest a list of names and addresses of those persons who are, in the opinion of Houston Exploration, as of the time of the Houston Exploration special meeting, "affiliates" of Houston Exploration within the meaning of Rule 145 under the Securities Act. Houston Exploration will provide to Forest such information and documents as Forest may reasonably request for purposes of reviewing such list. There will be added to such list the names and addresses of any other person subsequently identified by either Forest or Houston Exploration as a person who may be deemed to be such an affiliate of Houston Exploration.

        Houston Exploration will exercise its commercially reasonable efforts to deliver to Forest, prior to the date of the Houston Exploration special meeting, from each affiliate of Houston Exploration identified in the foregoing list, a letter dated as of the closing date of the merger, referred to as an affiliates letter. Forest will not be required to maintain the effectiveness of the registration statement related to the merger or any other registration statement under the Securities Act for the purpose of resales by such affiliates of shares of Forest common stock received pursuant to the merger, and Forest may direct the exchange agent not to issue certificates representing shares of Forest common stock received by any such affiliate until Forest has received from such person an affiliates letter. Forest may issue certificates representing shares of Forest common stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and applicable provisions of the merger agreement.

No Solicitation of Alternative Transactions

        The merger agreement provides, subject to limited exceptions described below, that each of Houston Exploration and Forest will not, and will cause its subsidiaries and representatives not to:

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  directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any acquisition proposal (as defined below);

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  participate or engage in any discussions or negotiations with, or disclose any non-public information relating to itself or any of its subsidiaries, or afford access to its or its subsidiaries'

    properties, books or records to any person that has made or that it knows or has reason to believe is contemplating making an acquisition proposal; or

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  accept an acquisition proposal or enter into any agreement (other than a confidentiality agreement in certain circumstances that contains specified terms) that (1) provides for, constitutes or relates to any acquisition proposal or (2) requires or causes either Houston Exploration or Forest to respectively abandon, terminate or fail to consummate the merger or the other transactions contemplated by the merger agreement.

        The merger agreement permits Houston Exploration and Forest to take and disclose to their respective stockholders a position with respect to an acquisition proposal from a third party to the extent required under applicable federal securities laws or other applicable law. If either Houston Exploration or Forest receives a written acquisition proposal at any time prior to obtaining, in the case of Houston Exploration, the required Houston Exploration stockholder vote adopting the merger agreement, or in the case of Forest, the Forest shareholder vote approving the issuance of Forest common stock pursuant to the merger, then that party and its respective board of directors may participate and engage in negotiations with, furnish non-public information to, and afford access to its properties, books or records to, the third party making the acquisition proposal if:

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  the acquisition proposal was not solicited, initiated, knowingly encouraged or facilitated by that party, its subsidiaries, or any of its officers or directors, investment bankers, attorneys, accountants, financial advisors, agents or other representatives after the date of the merger agreement;

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  the board of directors of the party that received the acquisition proposal determines in good faith, after consultation with its financial advisors and outside legal counsel, that such acquisition proposal constitutes or is reasonably likely to result in a superior proposal (as defined below);

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  the board of directors of the party that received the acquisition proposal determines in good faith, after consultation with its financial advisors and outside legal counsel, that the third party making such acquisition proposal has the financial and legal capacity to consummate such acquisition proposal; and

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  before the party receiving the acquisition proposal provides any information to the person making the acquisition proposal, such person enters into a confidentiality agreement on specified terms with the party that received the acquisition proposal.

        Each of Houston Exploration and Forest has also agreed to:

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  advise the other party in writing of the receipt of any acquisition proposal or any request for information received from any person that has made or that it reasonably believes may be contemplating an acquisition proposal, or any inquiry, discussions or negotiations with respect to any acquisition proposal, the material terms and conditions of any request, acquisition proposal, inquiry, discussions or negotiations, and the identity of the person or group making any request or acquisition proposal or with whom any discussions or negotiations are taking place;

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  provide the other party any non-public information concerning it provided to any other person or group in connection with any acquisition proposal that was not previously provided to the other party and copies of any written materials received from that person or group; and

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  keep the other party fully informed of the status of any acquisition proposals (including any material changes to any terms and conditions).

Houston Exploration's Ability to Make an Adverse Recommendation Change

        At any time prior to obtaining the required Houston Exploration stockholder vote adopting the merger agreement, and subject to Houston Exploration's compliance at all times with the non-solicitation provisions described above and with its obligations to submit the merger agreement to the Houston Exploration stockholders for adoption at the special meeting, the board of directors of Houston Exploration may make an adverse recommendation change (defined below) if the board of directors of Houston Exploration:

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  provides written notice to Forest (a "notice of change") that:

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  advises Forest that the board of directors of Houston Exploration is contemplating making an adverse recommendation change, and

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  specifies the material facts and information constituting the basis for such contemplated determination; and

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  determines in good faith after consultation with its outside legal counsel, that the failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of Houston Exploration;

provided, however, that:

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  the board of directors of Houston Exploration may not make such an adverse recommendation change until the fourth business day after receipt by Forest of a notice of change, and

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  during the four business day period, Houston Exploration will, at the request of Forest, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of Houston Exploration to not make the adverse recommendation change consistent with its fiduciary duties.

Forest's Ability to Make an Adverse Recommendation Change

        At any time prior to obtaining the required Forest shareholder vote approving the issuance of Forest ordinary shares pursuant to the merger, and subject to Forest's compliance at all times with the non-solicitation provisions described above and with its obligation to submit the issuance of Forest ordinary shares pursuant to the merger to the Forest shareholders for approval at the special meeting, the board of directors of Forest may make an adverse recommendation change if the board of directors of Forest:

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  provides a notice of change to Houston Exploration that:

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  advises Houston Exploration that the board of directors of Forest is contemplating making an adverse recommendation change, and

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  specifies the material facts and information constituting the basis for such contemplated determination; and

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  determines in good faith after consultation with its outside legal counsel that the failure to make an adverse recommendation change would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of Forest;

provided, however, that:

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  the board of directors of Forest may not make such an adverse recommendation change until the fourth business day after receipt of a notice of change by Houston Exploration, and

  •
  during the four business day period, Forest will, at the request of Houston Exploration, negotiate in good faith with respect to any changes to the merger agreement which would allow the board of directors of Forest to not make the adverse recommendation change consistent with its fiduciary duties.

        Acquisition Proposal.    For purposes of this joint proxy statement/prospectus, the term "acquisition proposal" means, with respect to Houston Exploration or Forest, any proposal for the:

  •
  direct or indirect acquisition or purchase of a business or assets that generates or constitutes 20% or more of the net revenues, net income or the assets (based on book value or fair market value) of such party and its subsidiaries, taken as a whole;

  •
  direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole; or

  •
  merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of such party or any of its subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets of such party and its subsidiaries, taken as a whole, other than the transactions contemplated by the merger agreement or as set forth in Houston Exploration's disclosure letter or Forest's disclosure letter, as applicable.

        Superior Proposal.    For purposes of this joint proxy statement/prospectus, the term "superior proposal," with respect to Houston Exploration or Forest, means:

  •
  any bona fide written acquisition proposal that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its subsidiaries or any of their respective representatives, made by a third party to acquire 50% or more of the equity securities of such party or 50% or more of the assets of such party and its subsidiaries, taken as a whole, pursuant to a tender offer, exchange offer, merger, share exchange, asset purchase or other business combination; and

  •
  the terms of such proposal, as determined by the majority of the board of directors of such party (after consultation with its financial advisors and outside legal counsel) in good faith, (1) would result in a transaction that, if consummated, is more favorable to the stockholders of such party (in their capacity as stockholders) from a financial point of view, than the merger, taking into account all the terms and conditions of such proposal and the merger agreement (including any changes to the terms of the merger agreement offered by the other party in response to such proposal or otherwise), and (2) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal;

provided, that no proposal will be deemed to be a superior proposal if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction).

        Adverse Recommendation Change.    For purposes of this joint proxy statement/prospectus, the term "adverse recommendation change" means, with respect to Houston Exploration or Forest, a direct or indirect action or public proposal made by its board of directors or a committee of its board of directors to:

  •
  withdraw (or amend or modify in a manner adverse to the other party) its approval, recommendation or declaration of advisability of the merger agreement, the merger or the other transactions contemplated by the merger agreement; or

  •
  recommend, adopt or approve any acquisition proposal.

Termination of the Merger Agreement

General

        The merger agreement may be terminated by written notice at any time prior to the effective time of the merger in any of the following ways:

  •
  by mutual written consent of Forest and Houston Exploration;

  •
  by either Forest or Houston Exploration if:

  •
  the merger is not completed on or before September 30, 2007, unless the failure of the party seeking to terminate the merger agreement to fulfill any material obligation under the merger agreement has been the cause of, or resulted in the failure of the merger to have been completed on or before this date,

  •
  any court or other governmental entity having jurisdiction over any party to the merger agreement will have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger or making the merger illegal and such statute, rule, order, decree, regulation or other action has become final and nonappealable, provided that the right to terminate the merger agreement pursuant to this provision may not be exercised by a party whose failure to fulfill any material obligations under the merger agreement has been the cause of or resulted in such action or who is then in material breach of its obligations described above under "—Covenants—Further Action; Commercially Reasonable Efforts,"

  •
  the Houston Exploration stockholders fail to adopt the merger agreement by the requisite vote,

  •
  the Forest shareholders fail to approve the issuance of additional shares of Forest common stock pursuant to the merger, or

  •
  there has been a breach of or failure to perform in any material respect any of the representations, warranties, covenants or agreements set forth in the merger agreement on the part of Houston Exploration, on the one hand, or Forest, on the other hand, which would give rise to the failure of the condition to closing related to accuracy of the representations and warranties and performance of the covenants in the merger agreement, or would otherwise materially impair or delay or otherwise have a material adverse effect on the party's ability to consummate the transactions contemplated by the merger agreement, and which is incapable of being cured before September 30, 2007 or has not been cured within 30 days following receipt by the breaching party of written notice of such breach from the terminating party;

  •
  by Forest if Houston Exploration has breached or failed to perform in any material respect any of its covenants or other agreements as described under "—No Solicitation of Alternative Transactions," or an adverse recommendation change has occurred with respect to Houston Exploration or the Houston Exploration board of directors or any committee thereof has resolved to make an adverse recommendation change;

  •
  by Houston Exploration if Forest has breached or failed to perform in any material respect any of its covenants or other agreements as described under "—Covenants—No Solicitation of Alternative Transactions," or an adverse recommendation change has occurred with respect to

    Forest or the Forest board of directors or any committee thereof has resolved to make an adverse recommendation change;

  •
  by Houston Exploration, prior to obtaining the required vote at the Houston Exploration special meeting, if Houston Exploration receives a bona fide acquisition proposal not solicited in violation of the provisions described under "—Covenants—No Solicitation of Alternative Transactions," that the Houston Exploration board of directors determines in good faith is a superior proposal, provided that Houston Exploration will not exercise this right to terminate the merger agreement unless (1) Houston Exploration has provided a written notice to Forest advising Forest that Houston Exploration has received a superior proposal (it being understood that neither the delivery of such a notice nor any subsequent public announcement thereof in itself will entitle Forest to terminate the merger agreement) that it intends to accept, together with a copy of the proposal documents, unless previously provided, and a summary of the terms and conditions of such proposal, (2) Forest does not, within four business days following its receipt of such notice, make an offer that, as determined by the Houston Exploration board of directors with respect to the holders of Houston Exploration common stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the applicable acquisition proposal no longer being a superior proposal (provided that, during such four business day period, Houston Exploration will negotiate in good faith with Forest, to the extent Forest wishes to negotiate, to enable Forest to make such offer) (it being understood and agreed that, prior to any such termination taking effect, any amendment to the price or any other material term of a superior proposal will require a new notice of superior proposal and a new four business day period) and (3) simultaneously with, and as a condition to, such termination, Houston Exploration will pay to Forest a $55 million termination fee;

  •
  by Forest, prior to obtaining the required vote at the Forest special meeting, if Forest receives a bona fide acquisition proposal not solicited in violation of the provisions described under "—Covenants—No Solicitation of Alternative Transactions," that the Forest board of directors determines in good faith is a superior proposal, provided that Forest will not exercise this right to terminate the merger agreement unless (1) Forest has provided a written notice to Houston Exploration advising Houston Exploration that Forest has received a superior proposal (it being understood that neither delivery of such notice nor any subsequent public announcement thereof in itself will entitle Houston Exploration to terminate the merger agreement) that it intends to accept, together with a copy of the proposal documents, unless previously provided, and a summary of the terms and conditions of such proposal, (2) Houston Exploration does not, within four business days following its receipt of such notice, make a counterproposal that, as determined by the Forest board of directors with respect to the holders of Forest common stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the acquisition proposal no longer being a superior proposal (provided that, during such four business day period, Forest will negotiate in good faith with Houston Exploration, to the extent that Houston Exploration wishes to negotiate, to enable Houston Exploration to make such a counterproposal) (it being understood and agreed that, prior to any such termination taking effect, any amendment to the price or any other material term of a superior proposal will require a new notice and a new four business day period); and (3) simultaneously with, and as a condition to, such termination, Forest will pay to Houston Exploration a $60 million termination fee; and

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  by Houston Exploration if all conditions to Forest's and Merger Sub's obligations under the merger agreement (other than the condition that the number of appraisal shares for which demands for appraisal have not been withdrawn will not exceed 15% of the outstanding shares of Houston Exploration common stock) have been satisfied or, in the case of any opinions or certificates to be delivered on the closing date, could be satisfied, and Forest has failed to irrevocably waive the condition relating to appraisal shares within five business days after receipt of a written notice from Houston Exploration certifying that all such conditions (other than the condition relating to no pending suit, action or proceeding) have been satisfied (or are capable of satisfaction at closing) and that Houston Exploration is prepared to close.

Termination Fees and Expenses

        Except for the termination fees set forth in the merger agreement and as described below, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses.

        Houston Exploration must pay Forest a termination fee of $55 million if:

  •
  the merger agreement is terminated by Forest due to Houston Exploration breaching or failing to perform in any material respect any of its covenants or other agreements as described under "—Covenants—No Solicitation of Alternative Transactions" or an adverse recommendation change by Houston Exploration; or

  •
  the merger agreement is terminated by either Forest or Houston Exploration for failure to close the merger on or before September 30, 2007 or because the Houston Exploration stockholders failed to adopt the merger agreement by the required vote, and

  •
  an acquisition proposal with respect to Houston Exploration has been publicly proposed by any person (other than by Forest or any of its respective affiliates) or any person publicly has announced its intention (whether or not conditional) to make such acquisition proposal or such intention has otherwise become known to Houston Exploration's stockholders generally, and

  •
  within 12 months after termination of the merger agreement, Houston Exploration or any of its subsidiaries enters into any definitive agreement providing for an acquisition proposal or an acquisition proposal is consummated.

        Houston Exploration must pay an expense payment of $5 million to Forest if Houston Exploration stockholders fail to adopt the merger agreement by the requisite vote and the merger agreement is terminated as a result.

        Forest must pay Houston Exploration a termination fee of $60 million if:

  •
  the merger agreement is terminated by Houston Exploration due to Forest breaching or failing to perform in any material respect any of its covenants or other agreements as described under "—Covenants—No Solicitation of Alternative Transactions" or an adverse recommendation change by Forest; or

  •
  the merger agreement is terminated by either Forest or Houston Exploration for failure to close the merger on or before September 30, 2007 or because the Forest shareholders failed to approve the issuance of the shares of Forest common stock, and

  •
  an acquisition proposal with respect to Forest has been publicly proposed by any person (other than by Houston Exploration or any of its respective affiliates) or any person publicly has announced its intention (whether or not conditional) to make such acquisition proposal or such intention has otherwise become known to Forest's shareholders generally, and

  •
  within 12 months after termination of the merger agreement, Forest or any of its subsidiaries enters into any definitive agreement providing for an acquisition proposal.

        Forest must pay an expense payment of $5 million to Houston Exploration if Forest shareholders fail to approve the issuance of additional shares of Forest common stock pursuant to the merger and the merger agreement is terminated as a result.

        For purposes of this subsection "—Termination Fees and Expenses," the term "acquisition proposal" shall have the meaning assigned to such term under "—Covenants—No Solicitation of Alternative Transactions" above, except that all references to "20%" therein are deemed to be references to "50%" for the purposes of this subsection.

Effect of Termination

        In the event of the termination of the merger agreement as described above, written notice must be given by the terminating party to the other parties specifying the provision of the merger agreement pursuant to which such termination is made, and except as described in this paragraph, the merger agreement will become null and void after the expiration of any applicable period following such notice. In the event of the termination of the merger agreement, there will be no liability on the part of Forest or Merger Sub, on the one hand, or Houston Exploration, on the other hand, except as described above under "—Termination Fees and Expenses" and except with respect to the requirement to comply with the confidentiality agreement; provided, that no party will be relieved from any liability with respect to any willful breach of any obligation under the merger agreement.

APPRAISAL RIGHTS

        If, pursuant to the terms of the merger agreement, including the equalization and proration provisions, any Houston Exploration stockholders who elected stock are required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares, appraisal rights will be available to all Houston Exploration stockholders. It is not clear, however, whether appraisal rights will be available under Delaware law if no Houston Exploration stockholders who elect stock are in fact required to accept cash (other than cash in lieu of fractional shares of Forest common stock) in the merger in exchange for their stock election shares. Houston Exploration stockholders who wish to seek appraisal are in any case urged to seek the advice of counsel with respect to the availability of appraisal rights. If appraisal rights are available, holders of shares of Houston Exploration common stock who do not vote in favor of the adoption of the merger agreement and who properly demand appraisal of their shares will be entitled to appraisal rights in connection with the merger under Section 262 of the General Corporation Law of the State of Delaware. Forest reserves the right to take the position in connection with any demand for appraisal or in any appraisal proceeding, that, in the event the holders of shares of Houston Exploration common stock are not required to receive any portion of the merger consideration in cash (other than cash in lieu of fractional shares of Forest common stock), they will not be entitled to assert appraisal rights under Section 262.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the General Corporation Law of the State of Delaware and is qualified in its entirety by the full text of Section 262, which is attached to this joint proxy statement/prospectus as Annex D. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights, if any, under Section 262. All references in Section 262 and in this summary to a "stockholder" are to the record holder of the shares of common stock of Houston Exploration as to which appraisal rights are asserted. A person having a beneficial interest in shares of common stock of Houston Exploration held of record in the name of another person, such as a broker, fiduciary, depositary or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights, if available.

        In the event that appraisal rights are available, under Section 262, holders of shares of common stock of Houston Exploration who do not vote in favor of the adoption of the merger agreement and who otherwise follow the procedures set forth in Section 262 will be entitled to have their shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by the court.

        Under Section 262, where a merger agreement is to be submitted for adoption at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, must notify each of its stockholders entitled to appraisal rights that appraisal rights are available and include in the notice a copy of Section 262. To the extent appraisal rights are available in connection with the merger, this joint proxy statement/prospectus shall constitute the notice, and the full text of Section 262 is attached to this proxy statement as Annex D. In the event appraisal rights are available in connection with the merger, any holder of common stock of Houston Exploration who wishes to exercise appraisal rights, or who wishes to preserve such holder's right to do so, should review the following discussion and Annex D carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of common stock, Houston Exploration believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Filing Written Demand

        Any holder of common stock of Houston Exploration wishing to exercise appraisal rights must deliver to Houston Exploration, before the vote on the adoption of the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to the stockholders, a written demand for the appraisal of the stockholder's shares, and that stockholder must not vote in favor of the adoption of the merger agreement. A holder of shares of common stock of Houston Exploration wishing to exercise appraisal rights must hold of record the shares on the date the written demand for appraisal is made and must continue to hold the shares of record through the effective time of the merger. The stockholder must not vote in favor of the adoption of the merger agreement. A proxy that is submitted and does not contain voting instructions will, unless revoked, be voted in favor of the adoption of the merger agreement, and it will constitute a waiver of the stockholder's right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who submits a proxy and who wishes to exercise appraisal rights must submit a proxy containing instructions to vote against the adoption of the merger agreement or abstain from voting on the adoption of the merger agreement. Neither voting against the adoption of the merger agreement nor abstaining from voting or failing to vote on the proposal to adopt the merger agreement will, in and of itself, constitute a written demand for appraisal satisfying the requirements of Section 262. The written demand for appraisal must be in addition to and separate from any proxy or vote on the adoption of the merger agreement. The demand must reasonably inform Houston Exploration of the identity of the holder, as well as the intention of the holder to demand an appraisal of the "fair value" of the shares held by the holder. A stockholder's failure to make the written demand prior to the taking of the vote on the adoption of the merger agreement at the special meeting of Houston Exploration stockholders will constitute a waiver of appraisal rights.

        If appraisal rights are available in connection with the merger, only a holder of record of shares of Houston Exploration common stock is entitled to assert appraisal rights for the shares registered in that holder's name. A demand for appraisal in respect of shares of common stock of Houston Exploration should be executed by or on behalf of the holder of record, fully and correctly, as the holder's name appears on the holder's stock certificates, should specify the holder's name and mailing address and the number of shares registered in the holder's name and must state that the person intends thereby to demand appraisal of the holder's shares in connection with the merger. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including an agent for two or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the record owner or owners. If the shares are held in "street name" by a broker, bank or nominee, the broker, bank or nominee may exercise appraisal rights with respect to the shares held for one or more beneficial owners while not exercising the rights with respect to the shares held for other beneficial owners; in such case, however, the written demand should set forth the number of shares as to which appraisal is sought, and where no number of shares is expressly mentioned, the demand will be presumed to cover all shares of common stock of Houston Exploration held in the name of the record owner. Stockholders who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

        All written demands for appraisal pursuant to Section 262 should be sent or delivered to Houston Exploration at 1100 Louisiana Street, Suite 2000, Houston, Texas 77002, Attention: Corporate Secretary.

        Any holder of common stock of Houston Exploration may withdraw his, her or its demand for appraisal and accept the consideration offered pursuant to the merger agreement by delivering to Forest as successor to Houston Exploration, as the surviving corporation, a written withdrawal of the demand for appraisal. However, any such attempt to withdraw the demand made more than 60 days after the effective date of the merger will require written approval of the surviving corporation. No appraisal proceeding in the Delaware Court of Chancery will be dismissed without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Court deems just.

Notice by the Surviving Corporation

        If appraisal rights are available in connection with the merger, within 10 days after the effective time of the merger, the surviving corporation must notify each holder of common stock of Houston Exploration who has made a written demand for appraisal pursuant to Section 262, and who has not voted in favor of the adoption of the merger agreement, that the merger has become effective.

Filing a Petition for Appraisal

        Within 120 days after the effective time of the merger, but not thereafter, the surviving corporation or any holder of common stock of Houston Exploration who has so complied with Section 262 and is entitled to appraisal rights under Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all dissenting holders. The surviving corporation is under no obligation to and has no present intention to file a petition, and holders should not assume that the surviving corporation will file a petition. Accordingly, it is the obligation of the holders of common stock of Houston Exploration to initiate all necessary action to perfect their appraisal rights in respect of shares of common stock of Houston Exploration within the time prescribed in Section 262.

        Within 120 days after the effective time of the merger, any holder of common stock of Houston Exploration who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares not voted in favor of the adoption of the merger agreement and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. The statement must be mailed within 10 days after a written request therefor has been received by the surviving corporation.

        If a petition for an appraisal is timely filed by a holder of shares of common stock of Houston Exploration and a copy thereof is served upon the surviving corporation, the surviving corporation will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the court, the Delaware Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding, and if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to such stockholder.

Determination of Fair Value

        After determining the holders of common stock of Houston Exploration entitled to appraisal, the Delaware Court of Chancery will appraise the "fair value" of their shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining fair value and, if applicable, a fair rate of interest, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "fair price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Supreme Court of Delaware also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering seeking appraisal should be aware that the fair value of their shares as so determined could be more than, the same as or less than the consideration they would receive pursuant to the merger if they did not seek appraisal of their shares and that an investment banking opinion as to the fairness from a financial point of view of the consideration payable in a merger is not an opinion as to fair value under Section 262. Although Houston Exploration believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Houston Exploration nor Forest anticipate offering more than the applicable merger consideration to any stockholder of Houston Exploration exercising appraisal rights, and each of Houston Exploration and Forest reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the "fair value" of a share of common stock of Houston Exploration is less than the applicable merger consideration, and that the methods which are generally considered acceptable in the financial community and otherwise admissible in court should be considered in the appraisal proceedings. In addition, Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter's exclusive remedy. The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of common stock of Houston Exploration have been appraised. If a petition for appraisal is not timely filed, then the right to an appraisal will cease. The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Court and taxed upon the parties as the Court deems equitable under the circumstances. The Court may also order that all or a portion of the expenses incurred by a stockholder in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all the shares entitled to be appraised.

        If any stockholder who demands appraisal of shares of common stock of Houston Exploration under Section 262 fails to perfect, or successfully withdraws or loses, such holder's right to appraisal, the stockholder's shares of common stock of Houston Exploration will be deemed to have been converted at the effective time of the merger into the right to receive the merger consideration applicable to no election shares, subject to the right of Forest to treat such shares as cash election shares, without interest or dividends thereon. A stockholder will fail to perfect, or lose or withdraw, the holder's right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger or if the stockholder delivers to the surviving corporation a written withdrawal of the holder's demand for appraisal and an acceptance of the merger consideration in accordance with Section 262.

        From and after the effective time of the merger, no dissenting stockholder shall have any rights of a stockholder of Houston Exploration with respect to that holder's shares for any purpose, except to receive payment of fair value and to receive payment of dividends or other distributions on the holder's shares of common stock of Houston Exploration, if any, payable to stockholders of Houston Exploration of record as of a time prior to the effective time of the merger; provided, however, that if a dissenting stockholder delivers to the surviving company a written withdrawal of the demand for an appraisal within 60 days after the effective time of the merger, or subsequently with the written approval of the surviving company, then the right of that dissenting stockholder to an appraisal will cease and the dissenting stockholder will be entitled to receive only the merger consideration in accordance with the terms of the merger agreement. Once a petition for appraisal is filed with the Delaware court, however, the appraisal proceeding may not be dismissed as to any stockholder of Houston Exploration without the approval of the court.

        Failure to comply strictly with all of the procedures set forth in Section 262 of the General Corporation Law of the State of Delaware may result in the loss of a stockholder's statutory appraisal rights. Consequently, any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise those rights.

FINANCING OF THE MERGER

        Forest currently has credit facilities totaling $600 million, consisting of a $500 million U.S. credit facility through a syndicate of banks led by JPMorgan Chase, N.A. and a $100 million Canadian credit facility through a syndicate of banks led by JPMorgan Chase Bank N.A., Toronto Branch. On January 5, 2007, Forest, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. entered into a commitment letter and fee letter with respect to the financing of the merger and the related transactions and the refinancing of certain of Forest's existing debt. The commitment letter provides for a commitment of an aggregate of up to $1.4 billion in financing under a five-year amended and restated revolving credit facility consisting of a $1.25 billion U.S. facility and a $150 million Canadian facility, which credit facilities will amend and restate Forest's existing credit facilities and are referred to as the credit facilities. The borrowers under the Canadian facility will be Canadian Forest Oil Ltd., a wholly owned subsidiary of Forest, and certain of its subsidiaries. Forest and the Canadian borrowers will have the option to increase the aggregate amount of the credit facilities up to an additional $600 million. Forest expects to finance the cash portion of the merger consideration, which is expected to be approximately $740 million in cash (based on the outstanding shares of Houston Exploration common stock on January 4, 2007), through borrowings under the credit facilities. Forest expects also to use the credit facilities to pay for related merger costs and expenses, refinance existing debt of Forest and Houston Exploration and for general corporate purposes. For a description of Forest's outstanding debt after giving effect to the merger, see the unaudited pro forma combined financial statements included elsewhere in this joint proxy statement/prospectus.

        The commitment letter expires April 30, 2007 and is subject to customary closing conditions. The credit facilities will mature five years after their closing date and will be guaranteed by certain of Forest's existing direct and indirect subsidiaries. The Canadian facility will also be guaranteed by Forest. The credit facilities will be collateralized by a portion of Forest's assets. Forest will be required to mortgage, and grant a security interest in, 75% of the present value of its consolidated proved oil and gas properties. Forest will also pledge the stock of several subsidiaries to the lenders to secure the credit facilities. Under certain circumstances, Forest could be obligated to pledge additional assets as collateral. If Forest's corporate credit ratings by Moody's and S&P improve and meet pre-established levels, the collateral requirements would not apply and, at Forest's request, the lenders would release their liens and security interests on Forest's properties.

        Advances under the credit facilities may be made to Forest on a revolving basis up to the full amount and subject to a borrowing base. The initial borrowing base is currently set at $1.4 billion. The determination of the borrowing base will be made by the lenders taking into consideration the estimated value of Forest's oil and gas properties in accordance with the lenders' customary practices for oil and gas loans. This process involves reviewing Forest's estimated proved reserves and their valuation. The borrowing base will be redetermined semi-annually, and the available borrowing amount could be increased or decreased as a result of such redeterminations. In addition, Forest and the lenders each will have discretion at any time, but not more often than once during any calendar year, to have the borrowing base redetermined. Forest and the Canadian borrowers will pay a commitment fee on any unused portion of the credit facilities, which will be determined in accordance with a performance pricing grid. The commitment letter also provides that up to $100 million of the U.S. facility and up to $25 million of the Canadian facility may be available for the issuance of letters of credit.

        At Forest's option, interest on loans under the U.S facility will bear interest at a rate based on the adjusted London Interbank Offering Rate (LIBOR) plus an applicable margin, or a rate based on the prime rate or Federal funds rate (alternative base rate) plus an applicable margin. Interest on loans under the Canadian portion of the credit facilities will bear interest at a rate based on an adjusted LIBOR, or a Canadian alternative base rate, or the Canadian loans may be in the form of a Bankers' Acceptance which will bear interest at a rate based on a quoted bankers' acceptance rate. The credit facilities provide for optional and mandatory prepayments, affirmative and negative covenants and a financial ratio maintenance covenant.

COMPARISON OF RIGHTS OF HOUSTON EXPLORATION STOCKHOLDERS AND FOREST SHAREHOLDERS

        As a result of the merger, the stockholders of Houston Exploration may become shareholders of Forest. As shareholders of Forest, their rights will be governed by the New York Business Corporation Law and by Forest's restated certificate of incorporation and bylaws. Forest is organized under the laws of the State of New York, and Houston Exploration is organized under the laws of the State of Delaware. The following discussion summarizes material differences between the Forest restated certificate of incorporation and the Forest bylaws and the Houston Exploration certificate of incorporation and the Houston Exploration bylaws and between certain provisions of New York law and Delaware law affecting stockholders' rights. This section does not include a complete description of all differences among the rights of these holders, nor does it include a complete description of the specific rights of these holders. In addition, the identification of some of the differences in the rights of these holders as material is not intended to indicate that other differences that are equally important do not exist.

Authorized Capital

        Forest.    The total number of authorized shares of capital stock of Forest is 210,000,000, consisting of 200,000,000 Forest common shares, par value $0.10 per share, and 10,000,000 preferred shares, par value $0.01 per share. The preferred stock is classified into two classes, senior preferred stock and junior preferred stock, both of which are issuable in one or more series. Forest currently has no outstanding preferred stock.

        Houston Exploration.    The total number of authorized shares of capital stock of Houston Exploration is 105,000,000, consisting of 100,000,000 shares of Houston Exploration common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. 400,000 shares of the 5,000,000 shares of preferred stock are designated as Series A Preferred Stock, none of which are issued and outstanding.

Number and Election of Directors

        Forest.    The board of directors of Forest has nine members. The Forest bylaws provide that the Forest board of directors will consist of a number of directors, not less than six nor more than 15, to be fixed from time to time by resolution of the Forest board of directors. The Forest board of directors is divided into three separate classes consisting, as nearly as possible, of equal numbers of directors, with one class being elected annually. Members of the Forest board of directors are elected to serve a term of three years and until their successors are elected and qualified.

        Under New York law, shareholders do not have cumulative voting rights for the election of directors unless the corporation's certificate of incorporation so provides. Forest's restated certificate of incorporation does not provide for cumulative voting for directors.

        Houston Exploration.    The board of directors of Houston Exploration has eight members and is not divided into classes.

        Under Delaware law, stockholders do not have cumulative voting rights for the election of directors unless the corporation's certificate of incorporation so provides. Houston Exploration's certificate of incorporation does not provide for cumulative voting for directors.

Removal of Directors

        Forest.    Under the Forest bylaws, a director may be removed for cause by a majority vote of the other directors then in office. A director may be removed without cause by the affirmative vote of two-thirds of the outstanding shares entitled to vote for such purpose. New York law provides that any or all directors may be removed for cause by vote of the holders of a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon. Additionally, New York law allows an action to procure a judgment removing a director for cause to be brought by the attorney general or by the holders of 10% of the outstanding shares, whether or not entitled to vote.

        Houston Exploration.    Under Delaware law, any or all directors may be removed from office at any time with or without cause, but only by the affirmative vote of the holders of a majority of the outstanding shares then entitled to vote in the election of directors.

Filling Vacancies on the Board of Directors

        Forest.    Pursuant to the Forest bylaws, any vacancy on the Forest board of directors caused by removal with cause, or newly created directorships resulting from an increase in the number of directors, may be filled by a majority of the directors then in office, even if less than a quorum. If the director vacancy was caused by removal without cause, the directorship must be filled at a special meeting by election of shareholders entitled to vote on the matter.

        Houston Exploration.    Under the Houston Exploration bylaws, any vacancy in the board of directors, whether by an increase in the number of directors or death, resignation or removal, may be filled only by a majority of the directors then in office, even if less than a quorum.

Shareholder and Stockholder Meetings and Provisions for Notices; Proxies

        Forest.    The Forest bylaws provide that the annual meeting of the shareholders shall be held on the second Wednesday in May of each year if not a legal holiday, and if a legal holiday, then on the next business day following, at 10 a.m., or at such other date and time and place as may be fixed from time to time by the board of directors and stated in the notice of the meeting, at which meeting the shareholders shall elect by a plurality of the votes cast at such meeting persons nominated to serve on the board of directors and transact such other business as may be properly brought before the meeting.

        The Forest bylaws provide that a special meeting of shareholders for any purpose or purposes may be called by the Chairman of the Board, the Chief Executive Officer or the board of directors. Under New York law, shareholders may not call a special meeting unless there is a failure to elect a sufficient number of directors to conduct the business of the corporation or unless specifically authorized to do so by the corporation's certificate of incorporation or bylaws. Neither the Forest restated certificate of incorporation nor the Forest bylaws authorizes the shareholders to call a special meeting.

        Under the Forest bylaws, written notice of the time and place of annual or special meetings of shareholders must be mailed no less than 10 days and no more than 60 days before the date of such annual or special meeting to each shareholder as of the Forest record date. For special meetings, the purpose or purposes for such meeting must also be stated in the notice.

        Under New York law, a proxy is valid for 11 months from its date, unless the proxy provides otherwise.

        Houston Exploration.    The Houston Exploration bylaws provide that an annual meeting of the stockholders shall be held on such date (no later than 13 months after the date of the last annual meeting of stockholders) and at such time as shall be designated by the board of directors and stated in the notice or waivers of notice of such meeting for the purposes of electing the directors and transacting such other business as may properly be brought before the meeting.

        The Houston Exploration bylaws provide that special meetings of stockholders may be called at any time by the Chairman of the Board (if any) or the Chief Executive Officer and shall be called by the Secretary at the written request or resolution adopted by the affirmative vote of a majority of the total number of directors which Houston Exploration would have if there were no vacancies. Neither the Houston Exploration certificate of incorporation nor the Houston Exploration bylaws authorizes the stockholders to call a special meeting.

        Pursuant to the Houston Exploration bylaws, written notice of the annual meeting of stockholders stating the place, date and time of the annual or special meeting shall be given to each stockholder of record entitled to vote at such meeting between 10 and 60 days before the date of such meeting, except as otherwise required by the General Corporation Law of the State of Delaware. Every notice of a special meeting shall state the purpose or purposes for which the meeting is called.

        Under Delaware law, a proxy may not be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

Voting by Shareholders and Stockholders

        Forest.    Under the Forest bylaws, except as required by law, the Forest restated certificate of incorporation or otherwise under the Forest bylaws, action by Forest shareholders is taken by the vote of the holders of a majority of the shares represented and entitled to vote at a meeting of shareholders at which a quorum is present.

        Under New York law, corporate action generally must be authorized by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon. New York law provides that directors are elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in such election. Additionally, New York law requires the vote of two-thirds of all outstanding shares entitled to vote thereon for a plan of merger or consolidation adopted by the board of directors of a New York corporation, a guarantee given by a New York corporation not in furtherance of its corporate purposes, a disposition of substantially all the assets of a New York corporation if not made in the usual course of business, or the dissolution of a New York corporation.

        New York law prohibits a New York corporation from making loans to its directors without authorization by vote of the shareholders (excluding from such vote the affected director's shares).

        Houston Exploration.    Under the Houston Exploration bylaws, except as otherwise provided in the Houston Exploration certificate of incorporation, directors are elected by a plurality of votes cast at a meeting of stockholders by the holders of shares entitled to vote in such election. Except as otherwise provided by applicable law, the Houston Exploration certificate of incorporation or the Houston Exploration bylaws, all matters other than the election of directors submitted to the stockholders at any meeting shall be decided by a majority of the votes cast with respect thereto.

        Under Delaware law, corporate action generally must be authorized by a majority of the votes cast at a meeting of stockholders by the holders of shares entitled to vote thereon. Delaware law provides that directors are elected by a plurality of the votes cast at a meeting of stockholders by the holders of shares entitled to vote in such election. Additionally, Delaware law requires that a majority of the outstanding stock of the corporation entitled to vote thereon shall be voted for a plan of merger or consolidations adopted by the board of directors.

        Delaware law permits loans to, and guarantees on behalf of, officers and employees of a Delaware corporation, including those officers and employees who are also directors of the corporation, if, in the judgment of the board, such loan or guarantee may reasonably be expected to benefit the corporation.

Stockholder Action Without a Meeting

        Forest.    Under New York law, shareholders may take any action on which they are required or permitted to vote without a meeting by written consent of all outstanding shares unless the certificate provides that the written consent of less than all outstanding shares is not sufficient for corporate action. The Forest restated certificate of incorporation does not provide that the written consent of less than all outstanding shares is not sufficient for corporate action.

        Houston Exploration.    The Houston Exploration certificate of incorporation prohibits stockholder action by written consent.

Amendment of Certificate of Incorporation

        Forest.    Under New York law, subject to limited exceptions, amendments to a certificate of incorporation must be approved by vote of a majority of all outstanding shares entitled to vote on the proposed amendment, except that certificate of incorporation provisions requiring a greater or class vote may only be amended by such vote. The Forest restated certificate of incorporation provides that the affirmative vote of the holders of 66 2/3% of the outstanding shares entitled to vote thereon is required to adopt, amend or repeal any portion of the Forest restated certificate of incorporation related to (1) the number, classification and terms of office of directors, (2) the removal of directors without cause or (3) the power of the board of directors to adopt, amend or repeal the Forest bylaws or the vote of the Forest board required for any such adoption, amendment or repeal.

        Houston Exploration.    Under Delaware law, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation requires a declaration by the board of directors of the amendment's advisability and, except with respect to a certificate of designations or a short form merger to change the corporation's name, an affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the voting power of the outstanding stock of each class entitled to vote thereon. However, Houston Exploration's certificate of incorporation provides that no amendment may be made that affects provisions relating to directors, amendment of bylaws, actions and meetings of stockholders, and amendment of the certificate of incorporation unless approved by not less than 66 2/3% in voting power of all outstanding shares of capital stock entitled to vote generally at an election of directors, voting together as a single class.

Amendment of Bylaws

        Forest.    The Forest bylaws may be amended or repealed, or new bylaws may be adopted, at any meeting of the Forest board of directors. However, any bylaws adopted by the board may be amended or repealed by vote of the holders of shares entitled to vote for the election of directors. In addition, the Forest restated certificate of incorporation provides that the affirmative vote of the holders of 66 2/3% of the outstanding shares entitled to vote thereon is required to adopt, amend or repeal any Forest bylaw related to (1) the number, classification and terms of office of directors, (2) the removal of directors without cause or (3) the power of the board of directors to adopt, amend or repeal the Forest bylaws or the vote of the Forest board required for any such adoption, amendment or repeal.

        Houston Exploration.    The Houston Exploration certificate of incorporation provides that the Houston Exploration board of directors has the power to adopt, alter, amend or repeal the bylaws. In addition, the Houston Exploration certificate of incorporation also provides that the bylaws can be altered, amended, expanded or repealed by an affirmative vote of the holders of not less than 66 2/3% in voting power of all outstanding shares of capital stock of Houston Exploration entitled to vote generally at an election of directors, voting together as a single class. Delaware law requires that stockholders always have the power to make, alter or repeal bylaws, even when the directors are also delegated such power.

PROPOSAL TO APPROVE THE ADOPTION OF THE FOREST 2007 STOCK INCENTIVE PLAN

        At the Forest special meeting, the Forest shareholders will be asked to approve the adoption of the Forest Oil Corporation 2007 Stock Incentive Plan. A copy of the Forest 2007 Stock Incentive Plan is attached to this joint proxy statement/prospectus as Annex E.

        As of January 31, 2007, a total of 664,757 shares remained available for issuance under the Forest 2001 Stock Incentive Plan, which is the only other stock incentive plan maintained by Forest pursuant to which Forest may currently grant awards. The Forest board of directors believes that the adoption of the Forest 2007 Stock Incentive Plan is necessary to provide additional incentives and reward opportunities to its employees and to ensure that Forest has a sufficient number of shares available under its stock incentive plans to issue stock options to certain Houston Exploration employees as provided in the merger agreement. In the merger agreement, Forest has agreed that, on or before the fifth business day following the date on which the effective time of the merger occurs, Forest will grant a stock option to each Houston Exploration employee who (1) has remained continuously employed by Forest and its subsidiaries from the effective time of the merger to the date of grant and (2) held immediately prior to the effective time of the merger an unexercised Houston Exploration stock option that had an exercise price per share at such time equal to or greater than $54.18. Based on information available as of the date of this joint proxy statement/prospectus, it is likely that there will not be a sufficient number of shares available under the Forest 2001 Stock Incentive Plan to grant all of such options. Accordingly, if the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders at the Forest special meeting, then all or some of such options will be granted under the Forest 2007 Stock Incentive Plan. If the adoption of the Forest 2007 Stock Incentive Plan is not approved by the Forest shareholders, then Forest is obligated under the merger agreement to issue the stock options to the Houston Exploration employees under the NYSE's "new hire exception" rule. As of January 31, 2007, Forest expects to grant stock options covering a maximum of 748,688 shares of Forest common stock to such Houston Exploration employees. While neither Forest nor the Houston Exploration officers to whom approximately 45% of these options are expected to be issued have announced formal decisions regarding post-merger employment, it is likely that a substantial portion of these options will not vest and will terminate unexercised because their holders will not remain employed by Forest beyond the 60-day transition period during which such officers have agreed to remain employed by the combined company.

        Neither the merger nor the approval of the issuance of additional shares of Forest common stock in the merger is conditioned upon approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan. Further, approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is not conditioned upon approval of the issuance of additional shares of Forest common stock in the merger. However, if the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders and the merger is consummated, then 2.7 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan (subject to certain adjustments as described below). If the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders, but the merger is not consummated, then 1.8 million shares of Forest common stock will be available for issuance under the Forest 2007 Stock Incentive Plan (subject to certain adjustments as described below).

        The Forest board of directors unanimously adopted the Forest 2007 Stock Incentive Plan on February 1, 2007, subject to approval by the shareholders of Forest at the Forest special meeting. On that date, the Forest board of directors also approved an amendment to the Forest 2001 Stock Incentive Plan that would, effective as of the date of the Forest special meeting, eliminate the provisions of the Forest 2001 Stock Incentive Plan that generally provide for annual, automatic, non-discretionary grants of stock options with respect to 5,000 shares of Forest common stock to each of Forest's non-employee directors. If the proposal to approve the adoption of the Forest 2007 Stock

Incentive Plan is not approved by the Forest shareholders at the Forest special meeting, then no awards will be granted under the Forest 2007 Stock Incentive Plan and the amendment to the Forest 2001 Stock Incentive Plan will be void and of no effect.

        The Forest 2007 Stock Incentive Plan is designed to enable Forest and its affiliates to provide a means to attract able directors, employees, and consultants and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of Forest and its affiliates rest, and whose present and potential contributions to Forest and its affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of Forest and its affiliates. A further purpose of the Forest 2007 Stock Incentive Plan is to provide such individuals with additional incentives and reward opportunities designed to enhance the profitable growth of Forest and its affiliates. Accordingly, the Forest 2007 Stock Incentive Plan provides for the following types of awards:

  •
  discretionary grants to employees of Forest and its subsidiary corporations of stock options that constitute incentive stock options as defined in section 422 of the Internal Revenue Code, which are referred to herein as incentive stock options;

  •
  discretionary grants to employees, consultants and directors of Forest and its affiliates of (1) stock options that do not constitute incentive stock options, which are referred to herein as non-statutory stock options, (2) shares of Forest common stock that are subject to restrictions on disposition and forfeiture to Forest under certain circumstances, which are referred to herein as restricted stock, (3) shares of Forest common stock, cash payments or a combination thereof that may be earned based on the satisfaction of various performance measures, which are referred to herein as performance awards, and (4) shares of Forest common stock, cash payments or a combination thereof which vest over a period of time, which are referred to herein as phantom stock awards; and

  •
  non-discretionary grants of restricted stock to non-employee directors of Forest, which are referred to herein as non-discretionary director restricted stock awards.

        Approval of the adoption of the Forest 2007 Stock Incentive Plan requires the affirmative vote of the holders of a majority of the votes cast at a meeting at which a majority of the outstanding shares of Forest common stock are present and voting. The board of directors of Forest unanimously recommends that Forest shareholders vote FOR the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan.

        Set forth below is a summary of the principal terms of the Forest 2007 Stock Incentive Plan and other related information. The summary is qualified in its entirety by reference to the full text of the Forest 2007 Stock Incentive Plan attached to this joint proxy statement/prospectus as Annex E.

Number of Shares Subject to the Forest 2007 Stock Incentive Plan and Award Limits

        If the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders and the merger is consummated, then the aggregate maximum number of shares of Forest common stock that may be issued under the Forest 2007 Stock Incentive Plan will be 2.7 million. If the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan is approved by the Forest shareholders, but the merger is not consummated, then the aggregate maximum number of shares of Forest common stock that may be issued under the Forest 2007 Stock Incentive Plan will be 1.8 million. Fewer shares are required under the Forest 2007 Stock Incentive Plan if the merger is not consummated because Forest will have fewer employees and will have fewer total shares of common stock outstanding. Each of the share limitations described above may be adjusted upon a reorganization, stock split, recapitalization, or other change in Forest's capital structure. In addition, awards made under the Forest 2007 Stock Incentive Plan that terminate unexercised or are forfeited, and shares surrendered in payment of the purchase price of an award or withheld for payment of applicable taxes, will generally become available for future awards under the plan.

        The maximum number of shares of Forest common stock that may be subject to awards denominated in such shares granted under the Forest 2007 Stock Incentive Plan to any one individual during any calendar year would be 175,000 shares (subject to adjustment upon a reorganization, stock split, recapitalization, or other change in Forest's capital structure). The maximum amount of compensation that could be paid under all performance awards under the Forest 2007 Stock Incentive Plan denominated in cash (including the fair market value of any shares of Forest common stock paid in satisfaction of such performance awards) granted to any one individual during any calendar year could not exceed $2 million, and any payment due with respect to a performance award will be paid no later than 10 years after the date of grant of such performance award.

Eligibility and Participation in the Forest 2007 Stock Incentive Plan

        All employees, consultants and directors of Forest and its affiliates are eligible to participate in the Forest 2007 Stock Incentive Plan. The selection of those employees, consultants and directors, from among those eligible, who will receive incentive stock options, non-statutory stock options, restricted stock awards, performance awards, phantom stock awards or any combination thereof is within the discretion of the administrators of the Forest 2007 Stock Incentive Plan. However, non-discretionary director restricted stock awards will be awarded only to Forest's non-employee directors, and incentive stock options may be granted only to employees of Forest and its subsidiary corporations. As of January 31, 2007, approximately 647 individuals were potentially eligible to participate in the Forest 2007 Stock Incentive Plan, including eight non-employee directors.

        The following table contains information with respect to the grant of awards under the Forest 2007 Stock Incentive Plan that Forest has committed to make, contingent upon approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan by Forest shareholders, to the executive officers named in the Summary Compensation Table, all current executive officers as a group, all current directors who are not executive officers as a group, and all other employees as a group. Dollar values are based on the January 31, 2007 closing price of Forest's common stock of $31.92.

NEW PLAN BENEFITS

Forest Oil Corporation 2007 Stock Incentive Plan

Name and position	Dollar value ($)	Number of units
H. Craig Clark President and Chief Executive Officer	0	0
David H. Keyte Executive Vice President and Chief Financial Officer	0	0
Cecil N. Colwell Senior Vice President—Worldwide Drilling	0	0
J.C. Ridens Senior Vice President—Southern Region	0	0
Matthew A. Wurtzbacher Senior Vice President—Corporate Planning and Development	0	0
All current executive officers as a group	0	0
All current non-executive Directors as a group (8 persons)	$0	0
All employees (including all current officers who are not executive officers) as a group(1)(2)	$76,608	2,400

(1)
Contingent upon Forest shareholder approval of the proposal to approve the adoption of the Forest 2007 Stock Incentive Plan, 2,400 shares of restricted stock will be awarded to new employees that were hired during 2006, and 3,200 phantom stock units and 7,300 shares of restricted stock will be awarded to new employees who were hired during 2007.

(2)
As of January 31, 2007, Forest expects to grant stock options covering a maximum of 748,688 shares of Forest common stock to Houston Exploration employees that remain employed by Forest pursuant to the merger agreement.

        During 2006, Forest awarded a total of 55,000 units with a total value of $1,755,600 to its current non-executive directors and a total of 52,100 units with a total value of $1,663,032 to its non-executive officer employees. These values are based on the closing price of Forest's common stock on January 31, 2007 of $31.92.

Administration

        The Forest 2007 Stock Incentive Plan is administered by a committee of, and appointed by, Forest's board of directors and is comprised solely of two or more non-employee directors who also qualify as "outside directors" (within the meaning assigned to such term under section 162(m) of the Internal Revenue Code). Forest's board of directors has appointed the compensation committee of the board to administer the Forest 2007 Stock Incentive Plan.

        The committee has full authority, subject to the terms of the Forest 2007 Stock Incentive Plan, to establish rules and regulations for the proper administration of the Forest 2007 Stock Incentive Plan, to select the employees, consultants and directors to whom awards are granted, and to set the date of grant, the type of award that shall be made and the other terms of the awards. When granting awards, the committee considers such factors as an individual's duties and present and potential contributions to Forest's success. However, the committee does not have the authority or discretion to determine the number of shares of Forest's common stock that will be subject to non-discretionary director restricted stock awards as such number will be determined automatically under the terms of the Forest 2007 Stock Incentive Plan. In addition, Forest's board of directors has all of the powers under the Forest 2007 Stock Incentive Plan that have been granted to the committee. Thus, Forest's board of directors may, among other things, grant awards under the Forest 2007 Stock Incentive Plan.

        The committee may from time to time, in its sole discretion, delegate to Forest's chief executive officer the administration of the Forest 2007 Stock Incentive Plan, including the right to grant awards, insofar as such administration and power to grant awards relates to any person who is not subject to Section 16 of the Exchange Act. Such delegation may be effective only so long as the chief executive officer is a director of Forest, and the committee may revoke the delegation at any time. The committee, in its sole discretion, may place any conditions and restrictions on the powers delegated to the chief executive officer. In the event of a conflict in a determination or interpretation under the Forest 2007 Stock Incentive Plan as between the committee and Forest's chief executive officer, the determination or interpretation of the committee will be conclusive.

Term of Forest 2007 Stock Incentive Plan

        The Forest 2007 Stock Incentive Plan became effective as of February 1, 2007 (which was the date of its adoption by Forest's board of directors), provided that the adoption of the plan is approved by the shareholders of Forest at the Forest special meeting. If the shareholders of Forest approve the adoption of the Forest 2007 Stock Incentive Plan, then no further awards may be granted under the Forest 2007 Stock Incentive Plan after February 1, 2017, and the plan will terminate thereafter once all awards have been satisfied, exercised or expire. Forest's board of directors in its discretion may terminate the Forest 2007 Stock Incentive Plan at any time with respect to any shares of Forest common stock for which awards have not theretofore been granted.

Stock Options

        Term of Option.    The term of each option will be as specified by the committee at the date of grant (but not more than 10 years). The effect of the termination of an optionee's employment, consulting relationship or membership on Forest's board of directors will be specified in the option contract that evidences each option grant.

        Option Price.    The option price will be determined by the committee and will be no less than the fair market value of the shares on the date the option is granted. Except for adjustments for certain changes in Forest common stock, the committee may not, without the approval of Forest's shareholders, amend any outstanding option contract that evidences an option grant to lower the option price (or cancel and replace any outstanding option contract with an option contract having a lower option price).

        Special Rules for Certain Shareholders.    If an incentive stock option is granted to an employee who then owns, directly or by attribution under the Internal Revenue Code, stock possessing more than 10% of the total combined voting power of all classes of stock of Forest or a subsidiary, then the term of the option will not exceed five years, and the option price will be at least 110% of the fair market value of the shares on the date that the option is granted.

        Size of Grant.    Subject to the limitations described above, the number of shares for which an option is granted to an employee, consultant or director will be determined by the committee.

        Status of Options.    The status of each option granted to an employee as either an incentive stock option or a non-statutory stock option will be designated by the committee at the time of grant. If, however, the aggregate fair market value (determined as of the date of grant) of shares with respect to which incentive stock options become exercisable for the first time by an employee exceeds $100,000 in any calendar year, the options with respect to the excess shares will be non-statutory stock options. All options granted to consultants and non-employee directors will be non-statutory stock options.

        Payment.    The option price upon exercise may, at the discretion of the committee, be paid by an optionee in cash, other shares of Forest common stock owned by the optionee, or by a combination of cash and shares of Forest common stock. Additionally, stock appreciation rights may be granted to optionees in conjunction with stock options granted under the Forest 2007 Stock Incentive Plan. Stock appreciation rights give the holder, among other things, the right to a payment in cash, shares of Forest common stock, or a combination thereof, in an amount equal to the number of stock appreciation rights exercised by the holder multiplied by the excess of the fair market value of the common stock on the exercise date over the option exercise price. The Forest 2007 Stock Incentive Plan also allows the committee, in its discretion, to establish procedures pursuant to which an optionee may affect a cashless exercise of an option.

        Option Agreement.    All options will be evidenced by a written contract containing provisions consistent with the Forest 2007 Stock Incentive Plan and such other provisions as the committee deems appropriate.

        Transferability.    An incentive stock option is not transferable other than by will or the laws of descent and distribution or as otherwise permitted under the Internal Revenue Code, and may be exercised during the employee's lifetime only by the employee or his or her guardian or legal representative. A non-statutory stock option is not transferable other than by will or the laws of descent and distribution, pursuant to a qualified domestic relations order, or with the consent of the committee.

Restricted Stock

        Transfer Restrictions and Forfeiture Obligations.    Pursuant to a restricted stock award, shares of Forest common stock will be issued or delivered to the employee, consultant or director at the time the award is made without any payment to Forest (other than for any payment amount determined by the committee in its discretion), but such shares will be subject to certain restrictions on the disposition thereof and certain obligations to forfeit and surrender such shares to Forest as may be determined in the discretion of the committee. The committee may provide that the restrictions on disposition and the obligations to forfeit the shares will lapse based on the following:

  •
  the attainment of one or more performance measures established by the committee that are based on (1) the price of a share of Forest common stock, (2) Forest's earnings per share, (3) Forest's market share, (4) the market share of a business unit of Forest designated by the committee, (5) Forest's sales, (6) the sales of a business unit of Forest designated by the committee, (7) the net income (before or after taxes) of Forest or any business unit of Forest designated by the committee, (8) the cash flow or return on investment of Forest or any business unit of Forest designated by the committee, (9) the earnings before or after interest, taxes, depreciation and/or amortization of Forest or any business unit of Forest designated by the committee, (10) the economic value added, (11) the return on capital, assets or shareholders' equity achieved by Forest, or (12) the total shareholders' return achieved by Forest;

  •
  the holder's continued employment or continued service as a consultant or director with Forest and its affiliates for a specified period;

  •
  the occurrence of any event or the satisfaction of any other condition specified by the committee in its sole discretion; or

  •
  a combination of any of these factors.

        The performance measures may be made subject to adjustment for specified significant extraordinary items or events, and may be absolute, relative to one or more other companies, or relative to one or more indices, and may be contingent upon future performance of Forest or any affiliate, division or department thereof. Upon the issuance of shares of Forest common stock pursuant to a restricted stock award, except for the foregoing restrictions and unless otherwise provided, the recipient of the award will have all the rights of a shareholder of Forest with respect to such shares, including the right to vote such shares and to receive all dividends and other distributions paid with respect to such shares. At the time of such award, the committee may, in its sole discretion, prescribe additional terms, conditions or restrictions relating to restricted stock awards, including but not limited to rules pertaining to the effect of the termination of employment or service as a consultant or a director of a recipient of restricted stock (by reason of retirement, disability, death or otherwise) prior to the lapse of any applicable restrictions.

        Non-Discretionary Director Restricted Stock Awards.    Forest's non-employee directors will receive certain automatic restricted stock awards under the Forest 2007 Stock Incentive Plan, and the timing and size of such grants are determined as follows: (1) each non-employee director who is elected to Forest's board of directors for the first time will receive, on the date of his or her election, a restricted stock award covering a number of shares of Forest common stock equal to the quotient (rounded to the nearest whole number) obtained by dividing $125,000 by the fair market value of a share of Forest common stock on the date of such election; and (2) as of the date of each annual meeting of Forest's shareholders in each year that the Forest 2007 Stock Incentive Plan is in effect, each non-employee director who is then in office and who is not entitled to receive (and who has not, during the period beginning on the January 1 next preceding the date of such annual meeting and ending on the date of such annual meeting, received) a grant as described in clause (1) will receive a restricted stock award covering a number of shares of Forest common stock equal to the quotient (rounded to the nearest whole number) obtained by dividing $125,000 by the fair market value of a share of Forest common stock on the date of such annual meeting. Each non-discretionary director restricted stock award will be subject to certain transfer restrictions and obligations to forfeit and surrender such shares to Forest as may be determined in the discretion of the committee prior to the date of grant of the award.

        Accelerated Vesting.    The committee may, in its discretion, fully vest any outstanding restricted stock award as of a date determined by the committee, but, except in connection with a corporate change as discussed below, the committee may not take any action to vest a restricted stock award that has been granted to a covered employee (within the meaning of section 162(m) of the Internal Revenue Code) if such award has been designed to meet the exception for performance-based compensation under section 162(m) of the Internal Revenue Code.

        Other Terms and Conditions.    The committee may establish other terms and conditions for the issuance of restricted stock under the Forest 2007 Stock Incentive Plan.

Performance Awards

        Performance Period.    The committee may, in its sole discretion, grant performance awards under the Forest 2007 Stock Incentive Plan that may be paid in cash, shares of Forest common stock, or a combination thereof as determined by the committee. At the time of the grant, the committee will establish the maximum number of shares of Forest common stock subject to, or the maximum value of, each performance award and the performance period over which the performance applicable to the award will be measured. A performance award will terminate if the recipient's employment or service as a consultant or director of Forest and its affiliates terminates during the applicable performance period, except as otherwise determined by the committee.

        Performance Measures.    The receipt of cash or shares of Forest common stock pursuant to a performance award will be contingent upon satisfaction by Forest, or any affiliate, division or department thereof, of performance targets established by the committee either (1) prior to the beginning of the performance period, or (2) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time the targets are established, but not later than the date that 25% of the performance period has elapsed. The performance targets may be made subject to adjustment for specified significant extraordinary items or events and may be absolute, relative to one or more other companies, or relative to one or more indices. The performance targets may be based upon the following:

  •
  the price of a share of Forest common stock;

  •
  Forest's earnings per share;

  •
  Forest's market share;

  •
  the market share of a business unit of Forest designated by the committee;

  •
  Forest's sales;

  •
  the sales of a business unit of Forest designated by the committee;

  •
  the net income (before or after taxes) of Forest or any business unit of Forest designated by the committee;

  •
  the cash flow or return on investment of Forest or any business unit of Forest designated by the committee;

  •
  the earnings before or after interest, taxes, depreciation and/or amortization of Forest or any business unit of Forest designated by the committee;

  •
  the economic value added;

  •
  the return on capital, assets or shareholders' equity achieved by Forest;

  •
  the total shareholders' return achieved by Forest; or

  •
  a combination of any of the foregoing.

        The committee may, in its sole discretion, provide for an adjustable performance award value based upon the level of achievement of performance measures and/or provide for a reduction in the value of a performance award during the performance period.

        Payment.    Following the end of the performance period, the committee will determine and certify in writing the amount payable to the holder of the performance award, not to exceed the maximum number of shares of Forest common stock subject to, or the maximum value of, the performance award, based on the achievement of the performance measures for such performance period. Payment may be made in cash, shares of Forest common stock or a combination thereof, as determined by the committee. Such payment may be made in a lump sum or in installments as prescribed by the committee. If a performance award covering shares of Forest common stock is to be paid in cash, then such payment will be based on the fair market value of such stock on the payment date or such other date as may be specified by the committee.

        Other Terms and Conditions.    The committee may establish other terms and conditions for performance awards under the Forest 2007 Stock Incentive Plan.

Phantom Stock Awards

        Forfeiture.    Phantom stock awards under the Forest 2007 Stock Incentive Plan are awards of rights to receive shares of Forest common stock (or the fair market value thereof), or rights to receive amounts equal to share appreciation over a specific period of time. Such awards vest over a period of time established by the committee, without satisfaction of any performance criteria or objectives. The committee may, in its discretion, require payment or other conditions of the recipient of a phantom stock award. A phantom stock award may include a stock appreciation right that is granted independently of a stock option. A phantom stock award will terminate if the recipient's employment or service as a consultant or director of Forest and its affiliates terminates during the applicable vesting period, except as otherwise determined by the committee.

        Payment.    Payment of a phantom stock award may be made in cash, shares of Forest common stock, or a combination thereof. Payment may be made in a lump sum or in installments as prescribed by the committee. Any payment to be made in cash will be based on the fair market value of Forest common stock on the payment date or such other date as may be specified by the committee.

        Other Terms and Conditions.    The committee may establish other terms and conditions for phantom stock awards under the Forest 2007 Stock Incentive Plan.

Corporate Change and Other Adjustments

        The Forest 2007 Stock Incentive Plan provides that, upon a corporate change, as defined below, the committee may accelerate the vesting of options and stock appreciation rights, cancel options and stock appreciation rights and cause Forest to make payments in respect thereof in cash, or adjust the outstanding options and stock appreciation rights as appropriate to reflect such corporate change (including, without limitation, adjusting an option or stock appreciation right to provide that the number and class of shares of stock covered by such award will be adjusted so that the award will thereafter cover securities of the surviving or acquiring corporation or other property (including cash) as determined by the committee). Upon the occurrence of a corporate change, the committee may adjust the outstanding restricted stock awards as appropriate to reflect such corporate change or fully vest such outstanding restricted stock awards and, upon such vesting, all restrictions applicable to such restricted stock will terminate. The Forest 2007 Stock Incentive Plan provides that a corporate change occurs if (1) Forest is dissolved and liquidated, (2) Forest is not the surviving entity in any merger or consolidation (or survives only as a subsidiary of an entity), (3) Forest sells, leases or exchanges all or substantially all of its assets, (4) any person, entity or group acquires or gains ownership or control of more than 40% of the outstanding shares of Forest's voting stock, or (5) after a contested election of directors, the persons who were directors before such election cease to constitute a majority of Forest's board of directors.

        The maximum number of shares that may be issued under the Forest 2007 Stock Incentive Plan, the maximum number of shares that may be issued under the Forest 2007 Stock Incentive Plan as incentive stock options, and the maximum number of shares that may be issued to any one individual and the other individual award limitations, as well as the number and price of shares of Forest common stock or other consideration subject to an award under the Forest 2007 Stock Incentive Plan, will be appropriately adjusted by the committee in the event of changes in Forest's outstanding common stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges or other relevant changes in capitalization or distributions to the holders of Forest common stock occurring after an award is granted.

Amendments

        Forest's board of directors may from time to time amend the Forest 2007 Stock Incentive Plan; however, any change that would impair the rights of a participant with respect to an award theretofore granted will require the participant's consent. Further, without the prior approval of the shareholders of Forest, the board of directors of Forest may not amend the Forest 2007 Stock Incentive Plan to change the class of eligible individuals, increase the number of shares of Forest common stock that may be issued under the Forest 2007 Stock Incentive Plan, increase the number of shares of Forest common stock that may be issued under the Forest 2007 Stock Incentive Plan through incentive stock options, or amend or delete the provisions of the Forest 2007 Stock Incentive Plan that prevent the committee from amending any outstanding option contract to lower the option price (or cancel and replace any outstanding option contract with an option contract having a lower option price).

U.S. Federal Income Tax Aspects of the Forest 2007 Stock Incentive Plan

        Incentive Stock Options.    Incentive stock options are subject to special federal income tax treatment. No federal income tax is imposed on the optionee upon the grant or exercise of an incentive stock option if the optionee does not dispose of the shares acquired pursuant to the exercise within the two-year period beginning on the date the option was granted or within the one-year period beginning on the date the option was exercised (collectively, the "holding period"). In such event, Forest would not be entitled to any deduction for federal income tax purposes in connection with the grant or exercise of the option or the disposition of the shares so acquired. With respect to an incentive stock option, the difference between the fair market value of the stock on the date of exercise and the exercise price must generally be included in the optionee's alternative minimum taxable income for the year in which such exercise occurs. However, if the optionee exercises an incentive stock option and disposes of the shares received in the same year and the amount realized is less than the fair market value of the shares on the date of exercise, then the amount included in alternative minimum taxable income will not exceed the amount realized over the adjusted basis of the shares.

        Upon disposition of the shares received upon exercise of an incentive stock option after the holding period, any appreciation of the shares above the exercise price should constitute capital gain. If an optionee disposes of shares acquired pursuant to his or her exercise of an incentive stock option prior to the end of the holding period, the optionee will be treated as having received, at the time of disposition, compensation taxable as ordinary income. In such event, and subject to the application of section 162(m) of the Internal Revenue Code as discussed below, Forest may claim a deduction for compensation paid at the same time and in the same amount as compensation is treated as received by the optionee. The amount treated as compensation is the excess of the fair market value of the shares at the time of exercise (or, in the case of a sale in which a loss would be recognized, the amount realized on the sale, if less) over the exercise price; any amount realized in excess of the fair market value of the shares at the time of exercise would be treated as short-term or long-term capital gain, depending on the holding period of the shares.

        Non-Statutory Stock Options and Stock Appreciation Rights.    As a general rule, no federal income tax is imposed on the optionee upon the grant of a non-statutory stock option such as those under the Forest 2007 Stock Incentive Plan (whether or not including a stock appreciation right), and Forest is not entitled to a tax deduction by reason of such grant. Generally, upon the exercise of a non-statutory stock option, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the excess of the fair market value of the shares of stock at the time of exercise over the option price paid for such shares. In the case of the exercise of a stock appreciation right, the optionee will be treated as receiving compensation taxable as ordinary income in the year of exercise in an amount equal to the cash received plus the fair market value of the shares distributed to the optionee. Upon the exercise of a non-statutory stock option or a stock appreciation right, and subject to the application of section 162(m) of the Internal Revenue Code as discussed below, Forest may claim a deduction for compensation paid at the same time and in the same amount as compensation income is recognized by the optionee assuming any federal income tax reporting requirements are satisfied.

        Upon a subsequent disposition of the shares received upon exercise of a non-statutory stock option or a stock appreciation right, any difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition would be treated as capital gain or loss. If the shares received upon the exercise of an option or a stock appreciation right are transferred to the optionee subject to certain restrictions, then the taxable income realized by the optionee, unless the optionee elects otherwise, and Forest's tax deduction (assuming any federal income tax reporting requirements are satisfied) should be deferred and should be measured at the fair market value of the shares at the time the restrictions lapse. The restrictions imposed on officers, directors and 10% shareholders by Section 16(b) of the Exchange Act is such a restriction during the period prescribed thereby if other shares have been purchased by such an individual within six months of the exercise of a non-statutory stock option or stock appreciation right.

        Restricted Stock (Including Non-Discretionary Director Restricted Stock Awards).    The recipient of a restricted stock award will not realize taxable income at the time of grant, and Forest will not be entitled to a deduction at that time, assuming that the restrictions constitute a substantial risk of forfeiture for federal income tax purposes. When the risk of forfeiture with respect to the stock subject to the award lapses, the holder will realize ordinary income in an amount equal to the fair market value of the shares of Forest common stock at such time over the amount, if any, paid for the shares and, subject to section 162(m) of the Internal Revenue Code, Forest will be entitled to a corresponding deduction. All dividends and distributions (or the cash equivalent thereof) with respect to a restricted stock award paid to the holder before the risk of forfeiture lapses will also be compensation income to the holder when paid and, subject to section 162(m) of the Internal Revenue Code, deductible as such by Forest. Notwithstanding the foregoing, the holder of a restricted stock award may elect under section 83(b) of the Internal Revenue Code to be taxed at the time of grant of the restricted stock award based on the fair market value of the shares of Forest common stock on the date of the award, in which case (a) subject to section 162(m) of the Internal Revenue Code, Forest will be entitled to a deduction at the same time and in the same amount, (b) dividends paid to the recipient during the period the forfeiture restrictions apply will be taxable as dividends and will not be deductible by Forest, and (c) there will be no further federal income tax consequences when the risk of forfeiture lapses. Such election must be made not later than 30 days after the grant of the restricted stock award and is irrevocable.

        Performance Awards and Phantom Stock Awards.    An individual who has been granted a performance award or a phantom stock award generally will not realize taxable income at the time of grant, and Forest will not be entitled to a deduction at that time. Whether a performance award or phantom stock award is paid in cash or shares of Forest common stock, the individual will have taxable compensation and, subject to the application of section 162(m) of the Internal Revenue Code as discussed below, Forest will have a corresponding deduction. The measure of such income and deduction will be the amount of any cash paid and the fair market value of any shares of Forest common stock either at the time the performance award or the phantom stock award is paid or at the time any restrictions on the shares (including restrictions under Section 16(b) of the Exchange Act) subsequently lapse, depending on the nature, if any, of the restrictions imposed and whether the individual elects to be taxed without regard to any such restrictions. Any dividend equivalents paid with respect to a performance award or a phantom stock award prior to the actual issuance of shares under the award will be compensation income to the employee and, subject to the application of section 162(m) of the Internal Revenue Code as discussed below, deductible as such by Forest.

        Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Internal Revenue Code precludes a public corporation from taking a deduction for annual compensation in excess of $1 million paid to its chief executive officer or any of its four other highest-paid officers. However, compensation that qualifies under section 162(m) of the Internal Revenue Code as "performance based" is specifically exempt from the deduction limit. Based on section 162(m) of the Internal Revenue Code and the regulations issued thereunder, Forest's ability to deduct compensation income generated in connection with the exercise of stock options and stock appreciation rights granted by the committee under the Forest 2007 Stock Incentive Plan should not be limited by section 162(m) of the Internal Revenue Code. Further, Forest believes that compensation income generated in connection with performance awards granted by the committee under the Forest 2007 Stock Incentive Plan should not be limited by section 162(m) of the Internal Revenue Code. The Forest 2007 Stock Incentive Plan has been designed to provide flexibility with respect to whether restricted stock awards granted by the committee will qualify as performance based compensation under section 162(m) of the Internal Revenue Code and, therefore, be exempt from the deduction limit. Assuming no election is made under section 83(b) of the Internal Revenue Code, if the lapse of the forfeiture restrictions relating to a restricted stock award granted by the committee is based solely upon the satisfaction of one of the performance criteria set forth in the Forest 2007 Stock Incentive Plan, then Forest believes that the compensation expense deduction relating to such an award should not be limited by section 162(m) of the Internal Revenue Code if the restricted stock becomes vested. However, compensation expense deductions relating to restricted stock awards granted by the committee will be subject to the section 162(m) deduction limitation if the restricted stock becomes vested based upon any other criteria set forth in such award (such as the occurrence of a change of control or vesting based upon continued service with Forest). Non-discretionary director restricted stock awards under the Forest 2007 Stock Incentive Plan are not impacted by section 162(m) of the Internal Revenue Code because the deduction limitation is not applicable to the recipients of such awards. Compensation income generated in connection with phantom stock awards (other than stock appreciation rights) under the Forest 2007 Stock Incentive Plan will be subject to the section 162(m) deduction limitation. Further, the income generated in connection with all awards granted under the Forest 2007 Stock Incentive Plan by Forest's board of directors or Forest's chief executive officer will not qualify as performance-based compensation and, accordingly, Forest's deduction for such compensation may be limited by section 162(m) of the Internal Revenue Code.

        The Forest 2007 Stock Incentive Plan is not qualified under section 401(a) of the Internal Revenue Code.

        The comments set forth in the above paragraphs are only a summary of certain of the U.S. federal income tax consequences relating to the Forest 2007 Stock Incentive Plan. No consideration has been given to the effects of state, local or other tax laws on the Forest 2007 Stock Incentive Plan or award recipients.

Inapplicability of ERISA

        Based upon current law and published interpretations, Forest believes that the Forest 2007 Stock Incentive Plan is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

STOCKHOLDER PROPOSALS

Forest 2007 Annual Shareholder Meeting and Shareholder Proposals

        The 2007 annual meeting of Forest shareholders will be held on                        , 2007. Forest shareholders may submit proposals on matters appropriate for shareholder action (including any election of a director) at meetings of Forest's shareholders in accordance with Rule 14a-8 under the Exchange Act. If a Forest shareholder wants to include such a proposal in Forest's proxy statement for presentation at its 2007 annual meeting of shareholders, the proposal must be received by Forest's secretary, at the principal executive offices of Forest at 707 17th Street, Suite 3600, Denver, Colorado 80202, not less than 60 days nor more than 90 days prior to the first anniversary of the date on which Forest first mailed its proxy materials for the 2006 annual meeting of shareholders in accordance with Section 4(b) of Forest's bylaws.

Houston Exploration 2007 Annual Stockholder Meeting and Stockholder Proposals

        The 2007 annual meeting of Houston Exploration stockholders will not be held if the merger is completed prior to            , 2007; therefore, Houston Exploration reserves the right to postpone or cancel its 2007 annual meeting. If the 2007 annual meeting is held, Houston Exploration stockholders may submit proposals on matters appropriate for stockholder action (including any election of a director) at meetings of Houston Exploration's stockholders in accordance with Rule 14a-8 under the Exchange Act. If a Houston Exploration stockholder wants to make such a proposal that will not be included in the proxy statement pursuant to Rule 14a-8 at the 2007 annual meeting of stockholders, the proposal must be received at the principal executive office of Houston Exploration, at 1100 Louisiana Street, Suite 2000, Houston, Texas 77002, not less than 60 days nor more than 90 days prior to the first anniversary of the date Houston Exploration's proxy statement was released to stockholders for the 2006 annual meeting of stockholders in accordance with Section 2.13(b) of Houston Exploration's bylaws.

LEGAL MATTERS

        The validity of the shares of Forest common stock to be issued in connection with the merger will be passed upon for Forest by Vinson & Elkins L.L.P. It is a condition to the merger that Forest and Houston Exploration receive opinions from Vinson & Elkins L.L.P. and Akin Gump Strauss Hauer & Feld LLP, respectively, concerning the U.S. federal income tax consequences of the merger.

EXPERTS

        The consolidated financial statements of Forest Oil Corporation and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein, in reliance on the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2005 consolidated financial statements refers to a change in the method of accounting for asset retirement obligations.

        Estimated quantities of Forest's oil and gas reserves and the net present value of such reserves as of December 31, 2006 set forth or incorporated by reference in this joint proxy statement/prospectus are based upon reserve reports audited by DeGoyler and MacNaughton, an independent reservoir engineering firm. Estimated quantities of Forest's oil and gas reserves and the net present value of such reserves as of December 31, 2005 set forth or incorporated by reference in this joint proxy statement/prospectus are based upon reserve reports audited by DeGoyler and MacNaughton and Ryder Scott Company, each an independent reservoir engineering firm.

        The financial statements as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and management's report on the effectiveness of internal control over financial reporting as of December 31, 2005 incorporated in this prospectus by reference from Houston Exploration's Annual Report on Form 10-K for the year ended December 31, 2005, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Houston Exploration's adoption of Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations," and SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," on January 1, 2003), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        Estimated quantities of Houston Exploration's oil and gas reserves and the net present value of such reserves as of December 31, 2006 and 2005 set forth or incorporated by reference in this joint proxy statement/prospectus are based upon reserve reports prepared by Netherland, Sewell & Associates, Inc., an independent reservoir engineering firm.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

        Forest and Houston Exploration file reports and other information with the SEC. Forest shareholders and Houston Exploration stockholders may read and copy these reports, statements or other information filed by either Forest or Houston Exploration at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC filings of Forest and Houston Exploration are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        Forest has filed a registration statement on Form S-4 to register with the SEC the shares of Forest common stock to be issued to Houston Exploration stockholders pursuant to the merger. This joint proxy statement/prospectus forms a part of that registration statement and constitutes a prospectus of Forest, in addition to being a proxy statement of Houston Exploration for its special meeting. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Forest and Houston Exploration. As allowed by SEC rules, this joint proxy statement/prospectus does not contain all the information Forest shareholders and Houston Exploration stockholders can find in the registration statement or the exhibits to the registration statement.

        The SEC allows Forest and Houston Exploration to "incorporate by reference" information into this joint proxy statement/prospectus. This means that Forest and Houston Exploration can disclose important information to Forest shareholders and Houston Exploration stockholders by referring them to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below that Forest and Houston Exploration have previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). They contain important information about Forest and Houston Exploration and the financial condition of each company.

Forest SEC Filings (File No. 001-13515)	Period and/or Date Filed
Annual Report on Form 10-K	Fiscal year ended December 31, 2005
Definitive Proxy Statement on Schedule 14A	Filed on April 4, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
Current Reports on Form 8-K	Filed on February 13, 2006, March 8, 2006, March 14, 2006, May 11, 2006, August 17, 2006, October 4, 2006, November 3, 2006, November 13, 2006, December 12, 2006, and January 9, 2007
Description of Forest capital stock contained in Forest's registration statement on Form S-3	Filed on July 15, 2004, as amended by Forest's registration statement on Form S-3 filed on August 10, 2004
Houston Exploration SEC Filings (File No. 001-11899)	Period and/or Date Filed
Annual Report on Form 10-K, as amended	Fiscal year ended December 31, 2005
Definitive Proxy Statement on Schedule 14A	Filed on March 17, 2006
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2006, June 30, 2006 and September 30, 2006
Current Reports on Form 8-K
Filed on January 6, 2006, January 19, 2006, February 6, 2006, March 1, 2006, March 28, 2006, March 31, 2006, April 6, 2006, April 10, 2006, June 2, 2006, July 31, 2006, September 22, 2006, October 27, 2006, January 8, 2007 and February 6, 2007

        In addition, Forest and Houston Exploration incorporate by reference additional documents that they may file or furnish with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the date of the Houston Exploration special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). These documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

        Forest and Houston Exploration also incorporate by reference the merger agreement attached to this joint proxy statement/prospectus as Annex A.

        Forest has supplied all information contained in or incorporated by reference into this joint proxy statement/prospectus relating to Forest and Merger Sub, and Houston Exploration has supplied all information contained in this joint proxy statement/prospectus relating to Houston Exploration.

        Documents incorporated by reference are available to Forest shareholders and Houston Exploration stockholders without charge upon written or oral request, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. Forest shareholders and Houston Exploration stockholders can obtain any of these documents by requesting them in writing or by telephone from the appropriate company at:

Forest Oil Corporation 707 17th Street, Suite 3600 Denver, Colorado 80202 Attention: Investor Relations Telephone number: (303) 812-1400 www.forestoil.com	The Houston Exploration Company 1100 Louisiana Street, Suite 2000 Houston, Texas 77002 Attention: Investor Relations Telephone number: (713) 830-6800 www.houstonexploration.com

        In order for Forest shareholders and Houston Exploration stockholders to receive timely delivery of the documents in advance of the Houston Exploration special meeting, Forest or Houston Exploration, as applicable, should receive such request by no later than            , 2007.

        Forest shareholders and Houston Exploration stockholders also may obtain these documents at the Securities and Exchange Commission's website, http://www.sec.gov, and may obtain certain of these documents at Forest's website, "www.forestoil.com," by selecting "Investor Center" and then selecting "SEC Reports," and at Houston Exploration's website, "www.houstonexploration.com," by selecting "Shareholder/Financial" and then selecting "SEC Filings." Information contained on the Forest and Houston Exploration websites is expressly not incorporated by reference into this joint proxy statement/prospectus.

        Forest and Houston Exploration are not incorporating the contents of the websites of the SEC, Forest, Houston Exploration or any other person into this joint proxy statement/prospectus. Forest and Houston Exploration are providing only the information about how to obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites for the convenience of Forest shareholders and Houston Exploration stockholders.

        Forest and Houston Exploration have not authorized anyone to give any information or make any representation about the merger or their companies that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that are incorporated into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus is accurate only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

GLOSSARY OF OIL AND GAS TERMS

        The following is a description of the meanings of some of the oil and gas industry terms used in this joint proxy statement/prospectus. The definitions of proved developed reserves, proved reserves and proved undeveloped reserves have been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definitions of those terms can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

        bbl.    One stock tank barrel, or 42 U.S. gallons liquid volume, of crude oil or other liquid hydrocarbons.

        Bcf.    Billion cubic feet of natural gas.

        Bcfe.    Billion cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

        Condensate.    Liquid hydrocarbons associated with the production of a primarily natural gas reserve.

        Exploitation.    Ordinarily considered to be a form of development within a known reservoir.

        Exploratory well.    A well drilled to find and produce oil or gas reserves not classified as proved, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir or to extend a known reservoir.

        Field.    An area consisting of either a single reservoir or multiple reservoirs, all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

        Gross acres or gross wells.    The total acres or wells, as the case may be, in which a working interest is owned.

        Lease operating expenses.    The expenses of lifting oil or gas from a producing formation to the surface, and the transportation and marketing thereof, constituting part of the current operating expenses of a working interest, and also including labor, superintendence, supplies, repairs, short-lived assets, maintenance, allocated overhead costs, ad valorem taxes and other expenses incidental to production, but not including lease acquisition or drilling or completion expenses.

        Liquids.    Describes oil, condensate and natural gas liquids.

        Mbbls.    Thousand barrels of crude oil or other liquid hydrocarbons.

        Mcf.    Thousand cubic feet of natural gas.

        Mcfe.    Thousand cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

        MMBls.    Million barrels of crude oil or other liquid hydrocarbons.

        MMBtu.    Million British Thermal Units.

        MMcf.    Million cubic feet of natural gas.

        MMcfe.    Million cubic feet equivalent, determined using the ratio of six Mcf of natural gas to one bbl of crude oil, condensate or natural gas liquids.

        Net revenue interest.    An interest in all oil and natural gas produced and saved from, or attributable to, a particular property, net of all royalties, overriding royalties, net profits interests, carried interests, reversionary interests and any other burdens to which the person's interest is subject.

        Proved developed non-producing reserves.    Proved developed reserves expected to be recovered from zones behind casing in existing wells.

        Proved developed producing reserves.    Proved developed reserves that are expected to be recovered from completion intervals currently open in existing wells and capable of production to market.

        Proved developed reserves.    Proved reserves that can be expected to be recovered from existing wells with existing equipment and operating methods. This definition of proved developed reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

        Proved reserves.    The estimated quantities of crude oil, natural gas and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. This definition of proved reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

        Proved undeveloped reserves.    Proved reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. This definition of proved undeveloped reserves has been abbreviated from the applicable definitions contained in Rule 4-10(a)(2-4) of Regulation S-X. The entire definition of this term can be viewed on the website at http://www.sec.gov/divisions/corpfin/forms/regsx.htm#gas.

        Reservoir.    A porous and permeable underground formation containing a natural accumulation of producible oil and/or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

        Standardized measure or present value of estimated future net revenues.    An estimate of the present value of the estimated future net revenues from proved oil and gas reserves at a date indicated after deducting estimated production and ad valorem taxes, future capital costs and operating expenses. The estimated future net revenues are discounted at an annual rate of 10%, in accordance with the SEC's practice, to determine their "present value." The present value is shown to indicate the effect of time on the value of the revenue stream and should not be construed as being the fair market value of the properties. Estimates of future net revenues are made using oil and natural gas prices and operating costs at the date indicated and held constant for the life of the reserves.

        Undeveloped acreage.    Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil or gas, regardless of whether or not such acreage contains proved reserves.

        Working interest.    The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.

INDEX TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unaudited Pro Forma Combined Balance Sheet as of September 30, 2006
Unaudited Pro Forma Combined Statement of Operations for the Nine Months Ended September 30, 2006
Unaudited Pro Forma Combined Statement of Operations for the Year Ended December 31, 2005
Notes to Unaudited Pro Forma Combined Financial Statements

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma combined financial information and explanatory notes present how the combined financial statements of Forest and Houston Exploration may have appeared had the businesses actually been combined as of September 30, 2006 (with respect to the balance sheet information using currently available fair value information) or as of January 1, 2005 (with respect to statements of operations information). The unaudited pro forma combined financial information shows the impact of the merger of Forest and Houston Exploration on the companies' respective historical financial positions and results of operations under the purchase method of accounting with Forest treated as the acquiror. Under this method of accounting, the assets and liabilities of Houston Exploration will be recorded by Forest at their estimated fair values as of the date the merger is completed. The unaudited pro forma combined balance sheet as of September 30, 2006 assumes the merger was completed on that date. The unaudited pro forma combined statements of operations give effect to the merger as if the merger had been completed on January 1, 2005.

        The unaudited pro forma combined financial information has been derived from and should be read together with the historical consolidated financial statements and the related notes of both Forest and Houston Exploration, which are incorporated in this joint proxy statement/prospectus by reference. The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined companies had the companies actually been combined and had the impact of possible revenue enhancements, expense efficiencies and asset disposition, among other factors, been considered. In addition, as explained in more detail in the accompanying notes to the unaudited pro forma combined financial information, the allocation of the purchase price reflected in the pro forma combined financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded upon the effective time of the merger.

        In accordance with the merger agreement executed on January 7, 2007, holders of shares of Houston Exploration common stock will have the right to receive an aggregate of approximately 23.6 million shares of Forest common stock (with related shareholders' rights) and a total of approximately $740 million in cash. See "Merger Agreement—Merger Consideration" for more information.

FOREST OIL CORPORATION

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

As of September 30, 2006

	Forest	Houston Exploration	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In Thousands)
ASSETS
Current assets:
Cash and cash equivalents	$11,402	18,435	(18,435	)(i)	11,402
Accounts receivable	119,918	69,229	—		189,147
Derivatives	37,499	—	—		37,499
Deferred tax assets	—	83,265	(82,679	)(i)	586
Other current assets	34,588	33,422	11,340	(i)	79,350

Total current assets	203,407	204,351	(89,774)		317,984

Property, plant and equipment, at cost:
Oil and gas properties, full cost method of accounting:
Proved, net of accumulated depletion	2,435,869	1,428,458	311,557	(i)	4,175,884
Unproved	259,842	45,322	154,678	(i)	459,842

Net oil and gas properties	2,695,711	1,473,780	466,235		4,635,726
Other property and equipment, net of accumulated depreciation and amortization	31,850	4,778	—		36,628

Net property and equipment	2,727,561	1,478,558	466,235		4,672,354

Designated cash	—	314,043	(314,043	)(i)	—
Derivative instruments	19,413	—	—		19,413
Goodwill	86,880	—	279,168	(i)	366,048
Other assets	34,108	16,616	(6,246	)(i)	44,478

	$3,071,369	2,013,568	335,340		5,420,277

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$231,150	152,269	48,903	(i)	432,322
Accrued interest	18,242	3,786	—		22,028
Derivative instruments	14,781	5,251	—		20,032
Asset retirement obligations	1,800	—	—		1,800
Deferred income taxes	4,183	—	(4,183	)(i)	—
Other current liabilities	14,745	3,420	—		18,165

Total current liabilities	284,901	164,726	44,720		494,347

Long-term debt	1,096,076	362,000	463,562	(i)	1,921,638
Derivative instruments	—	22,324	—		22,324
Asset retirement obligations	58,948	40,015	—		98,963
Other liabilities	43,436	11,008	—		54,444
Deferred income taxes	180,800	456,786	68,427	(i)	706,013

Total liabilities	1,664,161	1,056,859	576,709		3,297,729
Shareholders' equity:
Preferred stock	—	—	—		—
Common stock	6,293	280	2,363	(i)	8,656
			(280	)(i)
Capital surplus	1,211,519	250,380	712,977	(i)	1,924,496
			(250,380	)(i)
Retained earnings	106,947	750,513	(750,513	)(i)	106,947
Accumulated other comprehensive income (loss)	82,449	(44,464)	44,464	(i)	82,449

Total shareholders' equity	1,407,208	956,709	(241,369)		2,122,548

	$3,071,369	2,013,568	335,340		5,420,277

See accompanying notes to unaudited pro forma combined financial statements.

FOREST OIL CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2006

	Pro Forma Forest	Pro Forma Houston Exploration	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In Thousands, Except Per Share Amounts)
Revenue:
Oil and gas sales:
Natural gas	$275,053	314,283	—		589,336
Oil, condensate, and natural gas liquids	308,897	17,012	—		325,909

Total oil and gas sales	583,950	331,295	—		915,245
Marketing, processing, and other	5,912	71	—		5,983

Total revenue	589,862	331,366	—		921,228
Operating expenses:
Lease operating expenses	97,527	26,578	—		124,105
Production and property taxes	30,548	19,363	—		49,911
Transportation costs	15,521	7,461	—		22,982
General and administrative (including stock-based compensation)	38,457	26,703	—		65,160
Depreciation and depletion	181,202	153,785	17,445	(ii)	352,432
Accretion of asset retirement obligations	3,778	1,447	—		5,225
Impairments and other	2,078	—	—		2,078
Spin-off and merger costs	5,416	—	—		5,416

Total operating expenses	374,527	235,337	17,445		627,309

Earnings from operations	215,335	96,029	(17,445)		293,919

Other income and expense:
Interest expense	50,228	15,490	14,979	(iii)	80,697
Unrealized gains on derivative instruments, net	(58,337)	(27,600)	—		(85,937)
Realized losses (gains) on derivative instruments, net	30,453	—	—		30,453
Unrealized foreign currency exchange loss	766	—	—		766
Other income, net	(200)	(7,003)	5,724	(vi)	(1,479)

Total other income and expense	22,910	(19,113)	20,703		24,500

Earnings before income taxes and discontinued operations	192,425	115,142	(38,148)		269,419
Income tax	64,117	47,667	(17,310	)(iv)	94,474

Earnings from continuing operations	128,308	67,475	(20,838)		174,945
Income from discontinued operations, net of tax	2,422	—	—		2,422

Net earnings	$130,730	67,475	(20,838)		177,367

Basic earnings per common share:
Earnings from continuing operations	$2.06				2.04
Income from discontinued operations, net of tax	.04				.03

Net earnings per common share	$2.10				2.07

Diluted earnings per common share:
Earnings from continuing operations	$2.02				2.01
Income from discontinued operations, net of tax	.04				.03

Net earnings per common share	$2.06				2.04

Weighted average shares outstanding:
Basic	62,187		23,624	(v)	85,811

Diluted	63,381		23,624	(v)	87,005

See accompanying notes to unaudited pro forma combined financial statements.

FOREST OIL CORPORATION

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

	Pro Forma Forest	Pro Forma Houston Exploration	Pro Forma Adjustments (Note 5)		Pro Forma Combined
	(In Thousands, Except Per Share Amounts)
Revenue:
Oil and gas sales:
Natural gas	$345,357	356,524	—		701,881
Oil, condensate, and natural gas liquids	324,888	5,466	—		330,354

Total oil and gas sales	670,245	361,990	—		1,032,235
Marketing, processing, and other	9,528	240	—		9,768

Total revenue	679,773	362,230	—		1,042,003
Operating expenses:
Lease operating expenses	121,237	19,635	—		140,872
Production and property taxes	40,400	23,532	—		63,932
Transportation costs	16,116	10,175	—		26,291
General and administrative (including stock-based compensation)	41,940	38,378	—		80,318
Depreciation and depletion	204,346	179,298	43,036	(ii)	426,680
Accretion of asset retirement obligations	4,989	1,440	—		6,429
Impairments and other	3,904	—	—		3,904

Total operating expenses	432,932	272,458	43,036		748,426

Earnings from operations	246,841	89,772	(43,036)		293,577

Other income and expense:
Interest expense	54,027	10,235	25,099	(iii)	89,361
Unrealized (losses) gains on derivative instruments, net	12,593	(15,850)	—		(3,257)
Realized losses (gains) on derivative instruments, net	23,646	—	—		23,646
Other expense, net	6,030	1,899	—		7,929

Total other income and expense	96,296	(3,716)	25,099		117,679

Earnings before income taxes	150,545	93,488	(68,135)		175,898
Income tax	54,302	36,790	(25,858	)(iv)	65,234

Net earnings	$96,243	56,698	(42,277)		110,664

Basic earnings per common share:
Net earnings per common share	$1.57				1.30

Diluted earnings per common share:
Net earnings per common share	$1.53				1.28

Weighted average shares outstanding:
Basic	61,405		23,624	(v)	85,029

Diluted	62,878		23,624	(v)	86,502

See accompanying notes to unaudited pro forma combined financial statements.

FOREST OIL CORPORATION

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

September 30, 2006 and December 31, 2005

Note 1 Basis of Presentation

        The accompanying unaudited pro forma combined balance sheet of Forest as of September 30, 2006 has been prepared to give effect to the merger as if it had occurred on September 30, 2006.

        The accompanying unaudited pro forma combined statements of operations of Forest for the nine months ended September 30, 2006 and the year ended December 31, 2005 have been prepared to give effect to the merger as if the merger, Forest's spin-off ("Spin-off") of its Gulf of Mexico offshore operations on March 2, 2006 (see Note 3 below for details about the Spin-off), and Houston Exploration's sale of its offshore properties on March 31, 2006, May 31, 2006 and June 1, 2006 each had occurred on January 1, 2005.

        These unaudited pro forma combined financial statements have been prepared assuming no options to purchase Houston Exploration common stock will be exercised between the date of this joint proxy statement/ prospectus and the closing of the merger.

        Following are descriptions of the individual columns included in the accompanying unaudited pro forma combined financial statements and notes to unaudited pro forma combined financial statements:

          Forest—Represents the historical consolidated balance sheet of Forest as of September 30, 2006 and the historical consolidated results of operations of Forest for the nine months ended September 30, 2006 and for the year ended December 31, 2005.

          Pro Forma Forest—Represents the pro forma results of operations of Forest for the nine months ended September 30, 2006 and for the year ended December 31, 2005, adjusted as if the Spin-off occurred on January 1, 2005. See Note 3 for additional information regarding the Spin-off.

          Houston Exploration—Represents the historical consolidated balance sheet of Houston Exploration as of September 30, 2006 and the historical consolidated results of operations of Houston Exploration for the nine months ended September 30, 2006 and for the year ended December 31, 2005.

          Pro Forma Houston Exploration—Represents the pro forma results of operations of Houston Exploration for the nine months ended September 30, 2006 and for the year ended December 31, 2005, adjusted as if the sales of offshore properties occurred on January 1, 2005. See Note 4 for additional information regarding the sales of the offshore properties.

Note 2 Method of Accounting for the Merger

        Forest will account for the merger using the purchase method of accounting for business combinations. Forest is deemed to be the acquiror of Houston Exploration for purposes of accounting for the merger. The purchase method of accounting requires Forest to record the assets and liabilities of Houston Exploration at their fair values.

        In accordance with the merger agreement executed on January 7, 2006, holders of shares of Houston Exploration common stock will have the right to receive an aggregate of approximately 23.6 million shares of Forest common stock (with related stockholders' rights) and a total of approximately $740 million in cash. This represents a price per Houston Exploration share of $52.47 (based on Forest's last reported sale price on January 5, 2007 of $31.22 per share). In the Merger, each issued and outstanding share of Houston Exploration common stock will be converted into the right to receive (i) 0.84 shares of common stock of Forest, par value $0.10 per share ("Forest Common Stock"), and (ii) $26.25 per share in cash, without interest. Stockholders of Houston Exploration will have the right to elect to receive Forest Common Stock, cash or a combination of Forest Common Stock and cash, subject to equalization so that each share of Houston Exploration common stock receives consideration representing equal value and proration in the event either the Forest Common Stock or cash component is oversubscribed.

        The purchase price of Houston Exploration's net assets acquired in the merger will be based on the total value of the cash consideration and the Forest common stock issued to Houston Exploration stockholders. For accounting purposes, the per share value of the Forest common stock issued is $30.28, which represents the average closing price of Forest's common stock for a period of five trading days surrounding the announcement of the merger.

Note 3 Spin-off and Merger of Forest's Offshore Gulf of Mexico Operations

        On March 2, 2006, Forest completed the Spin-off by means of a special dividend, which consisted of a pro rata spin-off of all outstanding shares of Forest Energy Resources, Inc. (hereinafter known as Mariner Energy Resources, Inc. or "MERI"), a total of 50,637,010 shares of common stock, to holders of record of Forest Common Stock as of the close of business on February 21, 2006. Immediately following the Spin-off, MERI was merged with a subsidiary of Mariner Energy, Inc. in a stock-for-stock transaction (the "MERI Merger").

        The following Forest Oil Corporation unaudited pro forma statements of operations for the nine months ended September 30, 2006 and year ended December 31, 2005 have been prepared to give effect to the Spin-off as if it had occurred on January 1, 2005.

FOREST OIL CORPORATION
UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30, 2006				For the Year Ended December 31, 2005
	Forest	Pro Forma Adjustments		Pro Forma Forest	Forest	Pro Forma Adjustments		Pro Forma Forest
	(In Thousands)
Revenue:
Oil and gas sales:
Natural gas	$312,102	(37,049	)(a)	275,053	647,936	(302,579	)(a)	345,357
Oil, condensate, and natural gas liquids	318,137	(9,240	)(a)	308,897	414,581	(89,693	)(a)	324,888

Total oil and gas sales	630,239	(46,289)		583,950	1,062,517	(392,272)		670,245
Marketing, processing, and other	5,899	13	(a)	5,912	9,528	—	(a)	9,528

Total revenue	636,138	(46,276)		589,862	1,072,045	(392,272)		679,773
Operating expenses:
Lease operating expenses	115,823	(18,296	)(a)	97,527	199,761	(78,524	)(a)	121,237
Production and property taxes	30,699	(151	)(a)	30,548	42,615	(2,215	)(a)	40,400
Transportation costs	15,865	(344	)(a)	15,521	19,499	(3,383	)(a)	16,116
General and administrative (including stock-based compensation)	38,755	(298	)(b)	38,457	43,703	(1,763	)(b)	41,940
Depreciation and depletion	203,426	(22,224	)(c)	181,202	368,679	(164,333	)(c)	204,346
Accretion of asset retirement obligations	5,879	(2,101	)(d)	3,778	17,317	(12,328	)(d)	4,989
Impairments and other	2,078	—		2,078	11,132	(7,228)		3,904
Spin-off and merger costs	5,416	—		5,416	—	—		—

Total operating expenses	417,941	(43,414)		374,527	702,706	(269,774)		432,932

Earnings from operations	218,197	(2,862)		215,335	369,339	(122,498)		246,841

Other income and expense:
Interest expense	51,613	(1,385	)(e)	50,228	61,403	(7,376	)(e)	54,027
Unrealized (gains) losses on derivative instruments, net	(68,178)	9,841	(f)	(58,337)	21,373	(8,780	)(f)	12,593
Realized losses (gains) on derivative instruments, net	30,496	(43	)(f)	30,453	35,390	(11,744	)(f)	23,646
Unrealized foreign currency exchange loss	766	—		766	—	—		—
Other (income) expense, net	(200)	—		(200)	6,247	(217)		6,030

Total other income and expense	14,497	8,413		22,910	124,413	(28,117)		96,296

Earnings before income taxes and discontinued operations	203,700	(11,275)		192,425	244,926	(94,381)		150,545
Income tax	68,469	(4,352	)(g)	64,117	93,358	(39,056	)(g)	54,302

Earnings from continuing operations	135,231	(6,923)		128,308	151,568	(55,325)		96,243
Income from discontinued operations, net of tax	2,422	—		2,422	—	—		—

Net earnings	$137,653	(6,923)		130,730	151,568	(55,325)		96,243

(a)
To eliminate the revenues and direct operating expenses of MERI.

(b)
To eliminate the salaries and other direct general and administrative expenses attributable to MERI. The pro forma adjustment includes only general and administrative costs directly related to Forest's offshore Gulf of Mexico operations included in the Spin-off.

(c)
To adjust depreciation and depletion to give effect to the reduction in Forest's consolidated full cost pool and a reduction in production volumes.

(d)
To eliminate accretion expense attributable to asset retirement obligations associated with properties of MERI.

(e)
To adjust interest expense to give effect to the repayment of a portion of Forest's outstanding credit facilities using the approximate $200 million in proceeds received from MERI at the time of the Spin-off.

(f)
To adjust for the changes in the fair value of derivative instruments that did not qualify for cash flow hedge accounting treatment, but which were designated as economic hedges of MERI's oil and gas production.

(g)
To adjust income tax expense for the effects of the pro forma adjustments based on the Forest's effective deferred federal and state tax rates.

Note 4 Sale of Houston Exploration's Offshore Properties

Sale of Texas Gulf of Mexico Assets

        On March 31, 2006, Houston Exploration completed the sale of the Texas portion of its Gulf of Mexico assets (the "Texas GOM assets"). Pursuant to the purchase and sale agreement dated February 28, 2006 between Houston Exploration, as seller, and various partnerships affiliated with Merit Energy Company, as buyer, the gross sale price was $220 million.

Sale of Louisiana Gulf of Mexico Assets

        On June 1, 2006, Houston Exploration completed the sale of substantially all of its Louisiana Gulf of Mexico assets (the "Louisiana GOM assets") for a gross sale price of $590 million. The sale of a substantial majority of these assets to various partnerships affiliated with Merit Energy Company was completed on May 31, 2006 pursuant to a purchase and sale agreement dated April 7, 2006, and the sale of certain working interests to Nippon Oil Exploration U.S.A. Ltd. and Chevron USA Inc. was completed on June 1, 2006 pursuant to the exercise of preferential purchase rights. The sale transactions did not include 18 Louisiana offshore blocks retained by Houston Exploration. Of these 18 blocks, 16 are undeveloped and two had exploratory wells in progress at the time of the sale.

        The following The Houston Exploration Company unaudited pro forma statements of operations for the nine months ended September 30, 2006 and year ended December 31, 2005 have been prepared to give effect to the sales of the Texas GOM assets and Louisiana GOM assets as if they each had occurred on January 1, 2005.

THE HOUSTON EXPLORATION COMPANY
UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS

	For the Nine Months Ended September 30, 2006				For the Year Ended December 31, 2005
	Houston Exploration	Pro Forma Adjustments		Pro Forma Houston Exploration	Houston Exploration	Pro Forma Adjustments		Pro Forma Houston Exploration
	(In Thousands)
Revenue:
Oil and gas sales:
Natural gas and oil revenues	$453,505	(453,505	)(a)	—	620,271	(620,271	)(a)	—
Natural gas	—	314,283	(a)	314,283	—	356,524	(a)	356,524
Oil, condensate, and natural gas liquids	—	17,012	(a)	17,012	—	5,466	(a)	5,466

Total oil and gas sales	453,505	(122,210)		331,295	620,271	(258,281)		361,990
Other	1,350	(1,350	)(a)	—	1,272	(1,272	)(a)	—
Marketing, processing, and other	—	71	(a)	71	—	240	(a)	240

Total revenue	454,855	(123,489)		331,366	621,543	(259,313)		362,230
Operating expenses:
Lease operating expenses	52,052	(25,474	)(a)	26,578	67,796	(48,161	)(a)	19,635
Severance tax	15,598	(15,598	)(a)	—	18,121	(18,121	)(a)	—
Production and property taxes	—	19,363	(a)	19,363	—	23,532	(a)	23,532
Transportation costs	8,176	(715	)(a)	7,461	11,883	(1,708	)(a)	10,175
General and administrative (including stock-based compensation)	26,703	—		26,703	38,378	—		38,378
Depreciation and depletion	194,184	(40,399	)(a)	153,785	295,351	(116,053	)(a)	179,298
Accretion of asset retirement obligations	2,885	(1,438	)(a)	1,447	5,278	(3,838	)(a)	1,440

Total operating expenses	299,598	(64,261)		235,337	436,807	(164,349)		272,458

Earnings from operations	155,257	(59,228)		96,029	184,736	(94,964)		89,772

Other income and expense:
Interest expense	20,352	(4,862	)(b)	15,490	16,535	(6,300	)(b)	10,235
Unrealized gains on derivative instruments, net	—	(27,600	)(a)	(27,600)	—	(15,850	)(a)	(15,850)
Other (income) expense, net	(10,500)	3,497	(a)	(7,003)	142	1,757	(a)	1,899

Total other income and expense	9,852	(28,965)		(19,113)	16,677	(20,393)		(3,716)

Earnings before income taxes	145,405	(30,263)		115,142	168,059	(74,571)		93,488
Income tax	58,259	(10,592	)(c)	47,667	62,890	(26,100	)(c)	36,790

Net earnings	$87,146	(19,671)		67,475	105,169	(48,471)		56,698

(a)
To reclassify certain amounts of natural gas and oil revenues and operating expenses to conform to Forest's presentation and to eliminate natural gas and oil revenues and operating expenses associated with the Texas GOM assets and Louisiana GOM assets sold.

(b)
To adjust interest expense assuming the repayment of $344 million in outstanding borrowings under Houston Exploration's revolving credit facility as of January 1, 2005, which proceeds include: (i) $158 million from the sale of Texas GOM assets; (ii) $216 million from the sale of the Louisiana GOM assets; reduced by the (iii) $30 million for the payment of the net profits interest to a predecessor owner of certain offshore assets.

(c)
To adjust income tax expense for the effects of the pro forma adjustments based on the federal statutory tax rate of 35%.

Note 5 Combined Pro Forma Adjustments

        (i)    To record the acquisition of Houston Exploration in accordance with the terms of the merger agreement, including $462 million of cash (including estimated direct merger costs and change in control payments of $38 million, $18 million related to the cash settlement for Houston Exploration employee stock options, net of $332 million of acquired cash) to be financed with expected borrowings under a new credit facility described in Note 7. The allocation of the purchase price is preliminary and is subject to change. The allocation of the purchase price will be finalized after Forest's management's review of the relative fair values of the net assets acquired.

        The following table represents the preliminary allocation of the total purchase price of Houston Exploration to the acquired assets and liabilities of Houston Exploration. The allocation represents the fair values assigned to each of the assets acquired and liabilities assumed:

(In Thousands)
Fair value of Houston Exploration's net assets:
Net working capital, excluding cash	$(99,638)
Proved oil and gas properties	1,740,015
Unproved oil and gas properties	200,000
Other assets	15,148
Goodwill	279,168
Long-term debt, net of acquired cash	(31,272)
Net deferred tax liabilities	(520,444)
Other non-current liabilities	(73,347)

Fair value of net assets	$1,509,630

Consideration paid for Houston Exploration's net assets:
Forest common stock to be issued	$715,340
Cash consideration to be paid	738,255

Aggregate purchase consideration issuable to Houston Exploration shareholders	1,453,595
Plus:
Cash settlement for Houston Exploration employee stock options	18,185
Estimated direct merger costs and change in control payments to be incurred	37,850

Total purchase price	$1,509,630

        Estimated direct merger costs include legal and accounting fees, printing fees, investment banking expenses and other merger-related costs.

        (ii)   To adjust depletion, depreciation and amortization expense for the additional basis allocated to proved oil and gas properties acquired and accounted for using the full cost method of accounting.

        (iii)  To record interest expense associated with $462 million of net cash used to fund the acquisition, including direct merger costs and cash settlement of Houston Exploration employee stock options, which will be financed under a new credit facility described in Note 7. A hypothetical .125% increase in Forest's current interest rate used to determine pro forma interest expense for each period presented would increase pro forma interest expense by approximately $0.3 million and $0.4 million for the nine months ended September 30, 2006 and the year ended December 31, 2005, respectively.

        (iv)  To provide for the income tax effect of the pro forma adjustments at statutory rates and to adjust for state income tax effects for the combined entity.

        (v)   To adjust Forest's weighted average basic and diluted common shares outstanding during the nine months ended September 30, 2006 and the year ended December 31, 2005 based on 23.6 million shares of Forest Common Stock to be issued, as described in Note 2 above.

        (vi)  To remove Houston Exploration's interest income earned on cash designated for reinvestment in like-kind exchange transactions under Section 1031 of the Internal Revenue Code. For purposes of these pro forma statements, the cash designated for reinvestment by Houston Exploration was assumed to be used to reduce indebtedness.

        The following table provides the calculation of Forest's historical weighted average basic and diluted outstanding shares to Forest's pro forma weighted average basic and diluted outstanding shares:

	Nine Months Ended September 30, 2006	Year Ended December 31, 2005
	(In Thousands)
Basic:
Forest's historical weighted average shares outstanding	62,187	61,405
Forest shares issuable to Houston Exploration shareholders	23,624	23,624

Pro forma weighted average Forest shares outstanding	85,811	85,029

Diluted:
Forest's historical weighted average shares outstanding	63,381	62,878
Forest shares issuable to Houston Exploration shareholders	23,624	23,624

Pro forma weighted average Forest shares outstanding	87,005	86,502

Note 6 Goodwill

        The preliminary allocation of the purchase price includes $279 million of asset value attributable to goodwill. Goodwill has been determined in accordance with Statement of Financial Accounting Standards No. 141, "Business Combinations", and represents the amount by which the total purchase price exceeds the aggregate fair values of assets acquired and liabilities assumed in the merger, other than goodwill. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", goodwill is tested for impairment on at least an annual basis. If goodwill becomes impaired, its carrying value is reduced to its fair value through an impairment provision that is recorded as a charge to earnings in the period in which impairment is measured.

Note 7 Merger Financing

        Forest currently has credit facilities totaling $600 million, consisting of a $500 million U.S. credit facility through a syndicate of banks led by JPMorgan Chase, N.A. and a $100 million Canadian credit facility through a syndicate of banks led by JPMorgan Chase Bank, Toronto Branch. On January 5, 2007, Forest, J.P. Morgan Securities Inc. and JPMorgan Chase Bank, N.A. entered into a commitment letter and a related engagement letter and fee letter with respect to the financing of the merger and the related transactions. The commitment letter provides for a commitment of an aggregate of up to $1.4 billion in financing under a five-year revolving credit facility consisting of a $1.25 billion U.S. facility and a $150 million Canadian facility, which credit facilities will amend and restate Forest's existing credit facilities and are referred to as the credit facilities. The borrowers under the Canadian facility will be Canadian Forest Oil Ltd., a wholly owned subsidiary of Forest, and certain of its subsidiaries. Forest and the Canadian borrowers will have the option to increase the aggregate amount of the credit facilities up to an additional $600 million. Forest expects to finance the cash portion of the merger consideration, which is expected to be approximately $740 million in cash (based on the number of outstanding shares of Houston Exploration common stock on January 4, 2007), through borrowings under the credit facilities. Upon consummation of the merger, as of September 30, 2006, on a pro forma basis giving effect to the merger and the borrowings under the credit facilities to finance the cash portion of the merger consideration, Forest would have had outstanding (i) approximately $265 million of 8% Senior Notes due 2008, (ii) approximately $285 million of 8% Senior Notes due 2011, (iii) approximately $150 million of 7 3/4% Senior Notes due 2014, (iv) approximately $175 million of 7% Senior Subordinated Notes due 2013 of Houston Exploration and (v) $1.0 billion under the credit facilities.

Note 8 Stock Based Compensation

        Prior to January 1, 2006, Forest and Houston Exploration accounted for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Under APB Opinion No. 25, no compensation expense was recognized for stock options issued to employees if the exercise price equaled or was above the market price on the date of the option grant. Effective January 1, 2006, Forest and Houston Exploration adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123 (Revised), Share-Based Payment ("SFAS 123(R)"). Under the fair value recognition provisions of SFAS 123(R), stock-based compensation is measured at the grant date based on the value of the awards and the value is recognized on a straight-line basis over the requisite service period (usually the vesting period).

        Had compensation cost for Forest's and Houston Exploration's stock-based compensation plans been determined using the fair value of the options at the grant date as prescribed by Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, the pro forma net earnings and earnings per common share would have been as follows:

Year Ended December 31, 2005
(In Thousands, Except Per Share Amounts)
Pro forma net earnings, as reported	$110,664
Add: Stock-based compensation included in reported pro forma net income, net of tax	3,749
Deduct: Stock-based employee compensation expense determined under fair value based method for stock options awards, net of tax	(7,388)

Adjusted pro forma net earnings	$107,025
Basic earnings per common share:
As reported pro forma	$1.30
Adjusted pro forma	1.26
Diluted earnings per common share:
As reported pro forma	$1.28
Adjusted pro forma	1.24

ANNEX A

AGREEMENT AND PLAN OF MERGER

by and among

FOREST OIL CORPORATION (PARENT)

MJCO CORPORATION (MERGER SUB)

and

THE HOUSTON EXPLORATION COMPANY (COMPANY)

dated as of

January 7, 2007

ARTICLE I THE MERGERS
1.1	The Mergers
1.2	Effective Times of the Mergers
1.3	Closing
1.4	Certificate of Incorporation
1.5	Bylaws
1.6	Directors and Officers
ARTICLE II EFFECT OF THE MERGERS ON THE CAPITAL STOCK OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES
2.1	Effect of the First Merger on Capital Stock
2.2	Effect of the Second Merger on Capital Stock
2.3	Election Procedures
2.4	Appraisal Rights
2.5	Treatment of Stock Options; Restricted Stock; Company Awards
2.6	Exchange of Certificates
2.7	Stock Transfer Books
ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY
3.1	Organization
3.2	Capitalization
3.3	Authorization; Validity of Agreement
3.4	No Violations; Consents and Approvals
3.5	SEC Reports and Financial Statements
3.6	Oil and Gas Reserves
3.7	Absence of Certain Changes
3.8	Absence of Undisclosed Liabilities
3.9	Disclosure Documents
3.10	Employee Benefit Plans; ERISA
3.11	Litigation; Compliance with Law
3.12	Intellectual Property
3.13	Material Contracts
3.14	Taxes
3.15	Environmental Matters
3.16	Company Assets
3.17	Insurance
3.18	Labor Matters; Employees
3.19	Affiliate Transactions
3.20	Derivative Transactions and Hedging
3.21	Natural Gas Act
3.22	Disclosure Controls and Procedures
3.23	Investment Company
3.24	Rights Agreement

A-i

3.25	Required Vote by Company Stockholders
3.26	Recommendation of Company Board of Directors; Opinion of Financial Advisor
3.27	Brokers
3.28	Section 203 of the DGCL
3.29	Reorganization
3.30	No Other Representations or Warranties
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
4.1	Organization
4.2	Capitalization
4.3	Authorization; Validity of Agreement
4.4	No Violations; Consents and Approvals
4.5	SEC Reports and Financial Statements
4.6	Oil and Gas Reserves
4.7	Absence of Certain Changes
4.8	Absence of Undisclosed Liabilities
4.9	Disclosure Documents
4.10	Employee Benefit Plans; ERISA
4.11	Litigation; Compliance with Law
4.12	Intellectual Property
4.13	Material Contracts
4.14	Taxes
4.15	Environmental Matters
4.16	Parent Assets
4.17	Insurance
4.18	Labor Matters; Employees
4.19	Affiliate Transactions
4.20	Derivative Transactions and Hedging
4.21	Disclosure Controls and Procedures
4.22	Investment Company
4.23	Rights Agreement
4.24	Recommendation of Parent Board of Directors; Opinion of Financial Advisor
4.25	Required Vote by Parent Shareholders
4.26	Voting Agreements
4.27	Brokers
4.28	Ownership of Company Common Stock
4.29	Reorganization
4.30	Financing
4.31	No Other Representations or Warranties
ARTICLE V COVENANTS
5.1	Interim Operations of the Company
5.2	Interim Operations of Parent
5.3	Acquisition Proposals
5.4	Access to Information and Properties
5.5	Further Action; Commercially Reasonable Efforts
5.6	Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting

A-ii

5.7	Notification of Certain Matters
5.8	Directors' and Officers' Insurance and Indemnification
5.9	Publicity
5.10	Stock Exchange Listing
5.11	Employee Benefits
5.12	Rights Agreement
5.13	Certain Tax Matters
5.14	Indenture Matters
5.15	Section 16 Matters
5.16	Affiliates Letter
ARTICLE VI CONDITIONS
6.1	Conditions to Each Party's Obligation To Effect the Mergers
6.2	Conditions to the Obligation of the Company to Effect the Merger
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Mergers
ARTICLE VII TERMINATION
7.1	Termination
7.2	Effect of Termination
ARTICLE VIII MISCELLANEOUS
8.1	Fees and Expenses
8.2	Amendment; Waiver
8.3	Survival
8.4	Notices
8.5	Rules of Construction and Interpretation; Definitions
8.6	Headings; Schedules
8.7	Counterparts
8.8	Entire Agreement
8.9	Severability
8.10	Governing Law
8.11	Assignment
8.12	Parties in Interest
8.13	Specific Performance
8.14	Jurisdiction

Exhibit A—Form of Rule 145 Affiliates Letter

Exhibit B—Form of Permitted Amendment to Employment Agreements

A-iii

TABLE OF DEFINED TERMS

1996 Plan	A-7
1999 Plan	A-7
2002 Plan	A-7
2004 Plan	A-7
2005 Company Reserve Report	A-16
2005 Parent Reserve Report	A-34
2006 Parent Reserve Report	A-34
Acceptable Confidentiality Agreement	A-72
Acquisition Agreement	A-52
Acquisition Proposal	A-54
Advisers Act	A-28
Affiliates Letter	A-64
Aggregate Consideration	A-3
Aggregate Consideration Per Share	A-3
Agreement	A-1
Antitrust Division	A-56
Appraisal Shares	A-7
Business Day	A-72
Cash Designated Shares	A-6
Cash Election Shares	A-5
Certificate	A-4
Certificates of Merger	A-2
Claim	A-72
Cleanup	A-72
Closing	A-2
Closing Date	A-2
Code	A-1
Commitment Letter	A-46
Committee	A-7
Company	A-1
Company Adverse Recommendation Change	A-52
Company Assets	A-26
Company Award	A-8
Company Balance Sheet	A-15
Company Benefit Plans	A-18
Company Board	A-13
Company Common Stock	A-3
Company Credit Agreement	A-13
Company Disclosure Letter	A-11
Company Employee	A-62
Company Employee Agreement	A-18
Company ERISA Affiliate	A-18
Company Indenture	A-13
Company IP Rights	A-21
Company Leased Real Property	A-72
Company Leases	A-72
Company Material Contract	A-22
Company Notice of Change	A-52

A-iv

Company Notice of Superior Proposal	A-67
Company Option	A-7
Company Owned Real Property	A-72
Company Permits	A-20
Company Preferred Stock	A-12
Company Real Property	A-72
Company Required Vote	A-28
Company Reserve Report	A-16
Company Restricted Stock	A-8
Company Rights	A-12
Company Rights Agreement	A-12
Company SEC Documents	A-15
Company Series A Preferred Stock	A-12
Company Special Meeting	A-58
Company Termination Fee	A-68
Confidentiality Agreements	A-55
Date of Grant	A-62
Deemed Shares Outstanding	A-3
Delaware Secretary of State	A-1
Derivative Transaction	A-72
DGCL	A-1
Election Deadline	A-5
Election Form	A-5
Election Form Record Date	A-5
Employment and Withholding Taxes	A-73
Environmental Claim	A-73
Environmental Laws	A-73
ERISA	A-18
Exchange Act	A-15
Exchange Agent	A-8
Exchange Fund	A-9
Exchange Ratio	A-3
FERC	A-28
Final Parent Stock Price	A-3
Financing	A-73
First Merger	A-1
First Series Preferred Stock	A-30
FTC	A-56
GAAP	A-15
Governmental Entity	A-14
Hazardous Material	A-73
HSR Act	A-14
Hydrocarbons	A-16
Indemnified Parties	A-59
Intellectual Property	A-21
Interim Company Reserve Report	A-16
Interim Parent Reserve Report	A-34
In-the-Money Company Options	A-7
Investment Company Act	A-28
JPMCB	A-45
JPMorgan	A-45

A-v

knowledge	A-73
Laws	A-14
Liens	A-73
Litigation	A-74
Mailing Date	A-5
mass layoff	A-27, A-44
Material Adverse Effect	A-74
Merger Consideration	A-3
Merger I Certificate of Merger	A-1
Merger I Effective Time	A-1
Merger I Surviving Entity	A-1
Merger II Certificates of Merger II	A-2
Merger II Effective Time	A-2
Merger Sub	A-1
Mergers	A-1
Modified Superior Proposal	A-67
New York Secretary of State	A-2
New York Stock Exchange	A-3
NGA	A-27
No Election Shares	A-5
NYBCL	A-1
Oil and Gas Interests	A-16
Parent	A-1
Parent Adverse Recommendation Change	A-53
Parent Assets	A-43
Parent Balance Sheet	A-33
Parent Benefit Plans	A-36
Parent Board	A-45
Parent Common Stock	A-3
Parent Credit Agreements	A-31
Parent Disclosure Letter	A-29
Parent Employee Agreement	A-36
Parent ERISA Affiliate	A-35
Parent IP Rights	A-38
Parent Leased Real Property	A-74
Parent Leases	A-74
Parent Material Contract	A-40
Parent Notice of Change	A-54
Parent Notice of Superior Proposal	A-67
Parent Owned Real Property	A-74
Parent Permits	A-38
Parent Preferred Stock	A-30
Parent Proposal	A-45
Parent Real Property	A-74
Parent Required Vote	A-45
Parent Reserve Report	A-34
Parent Rights	A-30
Parent Rights Agreement	A-30
Parent SEC Documents	A-33
Parent Special Meeting	A-58
Parent Stock Incentive Plan	A-57

A-vi

Parent Stock Options	A-30
Parent Termination Fee	A-68
PBGC	A-37
Per Share Cash Consideration	A-3
Per Share Stock Consideration	A-3
Permitted Liens	A-74
Person	A-74
Plan Amendment	A-57
plant closing	A-27, A-44
Proceeding	A-59
Proxy Statement	A-18
Registered Company IP	A-21
Registered Parent IP	A-39
Release	A-75
Representatives	A-50
Return	A-75
S-4	A-18
Sarbanes-Oxley Act	A-15
SEC	A-15
Second Merger	A-1
Securities Act	A-12
Stock Designated Shares	A-6
Stock Election Shares	A-5
Stock Plans	A-7
Subsidiary	A-75
Subsidiary Credit Agreements	A-31
Superior Proposal	A-54
Surviving Entity	A-1
Tax	A-75
Termination Date	A-66
Title IV Plans	A-36
Total Cash Amount	A-4
Total Stock	A-4
Total Stock Value	A-4
Valuation Period	A-4
Voting Agreement	A-45
WARN Act	A-27

A-vii

        This Agreement and Plan of Merger (this "Agreement") dated January 7, 2007, by and among Forest Oil Corporation, a New York corporation ("Parent"), MJCO Corporation, a Delaware corporation and a wholly owned Subsidiary of Parent ("Merger Sub"), and The Houston Exploration Company, a Delaware corporation (the "Company").

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company deem it advisable and in the best interests of their respective corporations and stockholders that a transaction be effected pursuant to which (i) Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation, (ii) immediately thereafter, the Company will merge with and into Parent, with Parent continuing as the surviving corporation (the "Mergers"), and (iii) subject to the provisions of Article II, Parent will pay aggregate consideration equal to 0.84 shares of Parent Common Stock and $26.25 cash for each outstanding share of Company Common Stock at the Merger I Effective Time (with specific per share consideration determined as a result of the election, pro ration, equalization and other provisions of Article II), upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Agreement and the Mergers; and

        WHEREAS, for U.S. federal income tax purposes, it is intended that the Mergers will qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (the "Code");

        NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I
THE MERGERS

        1.1    The Mergers.

        (a)   First Merger. Upon the terms and subject to the conditions hereof, at the Effective Time (as defined below), Merger Sub shall merge with and into the Company (the "First Merger"), the separate existence of Merger Sub shall thereupon cease and the Company shall be the surviving entity in the First Merger (sometimes referred to herein as the "Merger I Surviving Entity") as a wholly owned Subsidiary of Parent. The First Merger shall have the effects set forth in the Delaware General Corporation Law (the "DGCL"), including the Merger I Surviving Entity's succession to and assumption of all rights and obligations of Merger Sub and the Company.

        (b)   Second Merger. Upon the terms and subject to the conditions hereof, immediately after the First Merger, Parent shall take all action necessary under Section 253 of the DGCL and Section 907 of the New York Business Corporation Law ("NYBCL") to cause the Merger I Surviving Entity to be merged with and into Parent (the "Second Merger," and together with the First Merger, the "Mergers"). At the Merger II Effective Time, the separate existence of the Merger I Surviving Entity shall thereupon cease and Parent shall be the surviving entity (the "Surviving Entity") in the Second Merger. The Second Merger shall have the effects set forth in the DGCL and the NYBCL, including Parent's succession to and assumption of all rights and obligations of Parent and the Company.

        1.2    Effective Times of the Mergers.

        (a)   First Merger. Upon the terms and subject to the provisions of this Agreement, at the Closing, Parent, Merger Sub and the Company will cause an appropriate Certificate of Merger (the "Merger I Certificate of Merger") to be executed and filed with the Secretary of State of the State of Delaware (the "Delaware Secretary of State") in such form and executed as provided in the DGCL. The First Merger shall become effective (the "Merger I Effective Time") upon the later of (i) the date of filing of a properly executed Merger I Certificate of Merger with the Delaware Secretary of State in accordance with the DGCL, and (ii) such time as the parties shall agree and as specified in the Merger I Certificate of Merger. The filing of the Merger I Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 1.3.

        (b)   Second Merger. Upon the terms and subject to the provisions of this Agreement, at or as promptly as practicable following the Closing and immediately after the Merger I Effective Time, Parent and Merger I Surviving Entity will cause appropriate Certificates of Ownership and Merger (the "Merger II Certificates of Merger" and together with the Merger I Certificate of Merger, the "Certificates of Merger") to be executed and filed with each of the Delaware Secretary of State and the Secretary of State of the State of New York (the "New York Secretary of State") in such form and executed as provided in the DGCL and the NYBCL, respectively. The Second Merger shall become effective (the "Merger II Effective Time") upon the later of (i) the date of filing of properly executed Merger II Certificates of Merger with the Delaware Secretary of State and the New York Secretary of State in accordance with the DGCL and the NYBCL, respectively, and (ii) such time as the parties shall agree and as specified in the Merger II Certificates of Merger. The filing of the Merger II Certificates of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 1.3, which in any event shall be as promptly as practicable after the Merger I Effective Time.

        1.3    Closing.     The closing (the "Closing") of the transactions contemplated by this Agreement will take place at 10:00 a.m. (local time) on a date to be specified by the parties, which shall be no later than the second Business Day after satisfaction or (to the extent permitted by applicable Law) waiver of the conditions set forth in Article VI (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived on the Closing Date), at the offices of Vinson & Elkins L.L.P., 1001 Fannin, Houston, Texas 77002 unless another time, date or place is agreed to in writing by the parties hereto (such date upon which the Closing occurs, the "Closing Date").

        1.4    Certificate of Incorporation.     Pursuant to the First Merger, (a) the Certificate of Incorporation of the Company in effect immediately prior to the Merger I Effective Time shall be the Certificate of Incorporation of the Merger I Surviving Entity until thereafter changed or amended as provided therein or by applicable Law. Pursuant to the Second Merger, the Certificate of Incorporation of the Parent, as in effect immediately prior to the Merger II Effective Time, shall be the Certificate of Incorporation of the Surviving Entity until thereafter changed or amended as provided therein or by applicable Law.

        1.5    Bylaws.     Pursuant to the First Merger, the bylaws of the Company in effect immediately prior to the Merger I Effective Time shall be the bylaws of the Merger I Surviving Entity at and after the Merger I Effective Time until thereafter amended in accordance with the terms thereof, the Merger I Surviving Entity's Certificate of Incorporation and the DGCL. Pursuant to the Second Merger, the bylaws of Parent, as in effect immediately prior to the Merger II Effective Time shall be the bylaws of the Surviving Entity at and after the Merger II Effective Time until thereafter amended in accordance with the terms thereof, the Surviving Entity's Certificate of Incorporation and the NYBCL.

        1.6    Directors and Officers.     At and after the Merger I Effective Time, the directors and officers of Merger Sub shall be the directors and officers, respectively, of the Merger I Surviving Entity until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Merger I Surviving Entity's Certificate of Incorporation and bylaws and the DGCL. At and after the Merger II Effective Time, the directors and officers of Parent shall be the directors and officers, respectively, of the Surviving Entity until their respective successors have been duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Entity's Certificate of Incorporation and bylaws and the NYBCL.

ARTICLE II
EFFECT OF THE MERGERS ON THE CAPITAL STOCK
OF THE COMPANY AND MERGER SUB; EXCHANGE OF CERTIFICATES

        2.1    Effect of the First Merger on Capital Stock.     At the Merger I Effective Time, by virtue of the First Merger and without any action on the part of any party or the holder of any of their securities:

        (a)   Capital Stock of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Merger I Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Merger I Surviving Entity, so that, after the Merger I Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Merger I Surviving Entity's common stock.

        (b)   Capital Stock of the Company. Subject to the other provisions of this Article II, each share of common stock of the Company, par value $0.01 per share (the "Company Common Stock") issued and outstanding immediately prior to the Merger I Effective Time (excluding any shares of Company Common Stock described in Section 2.1(d) and any Appraisal Shares) shall be converted into the right to receive at the election of the holder thereof as provided in and subject to the provisions of Section 2.3, either (i) the Per Share Stock Consideration or (ii) the Per Share Cash Consideration (the Per Share Cash Consideration together with the Per Share Stock Consideration, are herein referred to as the "Merger Consideration").

        For purposes of this Agreement:

        "Aggregate Consideration" shall mean the sum of (x) the Total Stock Value and (y) the Total Cash Amount.

        "Aggregate Consideration Per Share" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration by the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time.

        "Deemed Shares Outstanding" shall mean the total number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, provided, however, that regardless of the actual number of shares of Company Common Stock outstanding immediately prior to the Merger I Effective Time, in no event shall the Deemed Shares Outstanding exceed the sum of (i) 28,140,054, and (ii) the aggregate number of shares of Company Common Stock, if any, issued by the Company after the date hereof upon the exercise of the Company Options outstanding as of the date hereof which have been disclosed to Parent prior to the date hereof and which are referred to in Section 3.2 or pursuant to Section 5.1(d)(B) in accordance with the terms of such options.

        "Exchange Ratio" shall mean the quotient, rounded to the nearest ten-thousandth, obtained by dividing the Aggregate Consideration Per Share by the Final Parent Stock Price.

        "Final Parent Stock Price" shall mean the average of the per share closing sales prices of Parent Common Stock on the New York Stock Exchange (the "New York Stock Exchange"), as reported in The Wall Street Journal, during the Valuation Period.

        "Parent Common Stock" shall mean the common stock of Parent, par value $0.01 per share.

        "Per Share Cash Consideration" shall mean cash in an amount equal to the value of the Aggregate Consideration Per Share.

        "Per Share Stock Consideration" shall mean a number of shares (which need not be a whole number) of Parent Common Stock equal to the Exchange Ratio, which shares shall include the Parent Rights associated therewith.

        "Total Cash Amount" shall mean (x) the product obtained by multiplying (A) $52.4580 by (B) 50.04% of the Deemed Shares Outstanding minus (y) any cash dividends to all stockholders made by the Company after the date of this Agreement.

        "Total Stock" shall mean the product obtained by multiplying (x) 1.6813 by (y) 49.96% of the Deemed Shares Outstanding.

        "Total Stock Value" shall mean the product obtained by multiplying (x) the Total Stock by (y) the Final Parent Stock Price.

        "Valuation Period" shall mean the ten consecutive trading days during which the shares of Parent Common Stock are traded on the New York Stock Exchange ending on (and including) the third calendar day immediately prior to the Merger I Effective Time, or if such calendar day is not a trading day, then ending on the trading day immediately preceding such calendar day.

        (c)   Certificates. All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of a certificate (a "Certificate") previously representing any such shares shall cease to have any rights with respect thereto, except the right to receive (x) the Merger Consideration, (y) any dividends or other distributions in accordance with Section 2.6, and (z) any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 2.6, in each case to be issued or paid in consideration therefor upon the surrender of such Certificates in accordance with Section 2.6.

        (d)   Treasury Stock. All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or by any wholly owned Subsidiary of Parent, Merger Sub or the Company immediately prior to the Merger I Effective Time shall automatically be canceled and cease to exist as of the Merger I Effective Time and no consideration shall be delivered or deliverable therefor.

        (e)   Calculations. The calculations required by Section 2.1(b) shall be prepared by Parent promptly after the Closing.

        (f)    Impact of Stock Splits, Etc. If, between the date of this Agreement and the Merger I Effective Time, the shares of Parent Common Stock or Company Common Stock shall be changed or proposed to be changed into a different number or class of shares by reason of the occurrence of or record date with respect to any reclassification, recapitalization, split-up, combination, exchange of shares or similar readjustment, in any such case within such period, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Per Share Stock Consideration. Nothing in this Section 2.1(f) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

        2.2    Effect of the Second Merger on Capital Stock.     At the Merger II Effective Time, by virtue of the Second Merger and without any action on the part of any party or the holder of any of their securities:

        (a)   Capital Stock of Merger I Surviving Entity. All outstanding shares of the Merger I Surviving Entity shall be cancelled and shall cease to exist and no stock of Parent, cash or other consideration shall be issued or delivered in exchange therefor.

        (b)   Capital Stock of Parent. The issued and outstanding shares of capital stock of Parent shall remain issued and outstanding and unchanged.

        2.3    Election Procedures.

        (a)   An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates theretofore representing shares of Company Common Stock shall pass, only upon proper delivery of such Certificates to the Exchange Agent) in such form as Parent shall specify and as shall be reasonably acceptable to the Company (the "Election Form") and pursuant to which each holder of record of shares of Company Common Stock as of the close of business on the Election Form Record Date may make an election pursuant to this Section 2.3, shall be mailed at the same time as the Proxy Statement or at such other time as the Company and Parent may agree (the date on which such mailing is commenced or such other agreed date, the "Mailing Date") to each holder of record of Company Common Stock as of the close of business on the record date for notice of the Company Special Meeting (the "Election Form Record Date").

        (b)   Each Election Form shall permit the holder (or the beneficial owner through appropriate and customary documentation and instructions), other than any holder of Appraisal Shares, to specify (i) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Stock Consideration ("Stock Election Shares"), (ii) the number of shares of such holder's Company Common Stock with respect to which such holder elects to receive the Per Share Cash Consideration ("Cash Election Shares"), or (iii) that such holder makes no election with respect to such holder's Company Common Stock ("No Election Shares"). Any Company Common Stock with respect to which the Exchange Agent has not received an effective, properly completed Election Form on or before 5:00 p.m., New York time, on the 33rd day following the Mailing Date (or such other time and date as the Company and Parent shall agree) (the "Election Deadline") (other than any shares of Company Common Stock that constitute Appraisal Shares as of such time) shall also be deemed to be No Election Shares. If the Closing has not occurred within 10 days of the Election Deadline, then, unless the Closing is then scheduled to take place by the tenth day thereafter, the Election Deadline shall be changed, unless Parent and the Company agree that no such change shall be made, to such tenth day, or such other date as is agreed to by Parent and the Company, and the Company and Parent shall make a public announcement of such new Election Deadline, if any.

        (c)   Parent shall make available one or more Election Forms as may reasonably be requested from time to time by all Persons who become holders (or beneficial owners) of Company Common Stock between the Election Form Record Date and the close of business on the Business Day prior to the Election Deadline, and the Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein.

        (d)   Any such election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by (i) one or more Certificates (or customary affidavits and indemnification regarding the loss or destruction of such Certificates or the guaranteed delivery of such Certificates) representing all certificated shares of Company Common Stock covered by such Election Form or (ii) in the case of shares in book-entry form, any additional documents specified by the procedures set forth in the Election Form, together with duly executed transmittal materials included in the Election Form. Any Election Form may be revoked or changed by the Person submitting such Election Form prior to the Election Deadline. In the event an Election Form is revoked prior to the Election Deadline, the shares of Company Common Stock represented by such Election Form shall become No Election Shares and Parent shall cause the Certificates, if any, representing Company Common Stock to be promptly returned without charge to the Person submitting the Election Form upon written request to that effect from the holder who submitted the Election Form, except to the extent (if any) a subsequent election is properly made with respect to any or all of the applicable shares of Company Common Stock. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of Parent, Merger Sub or the Exchange Agent shall be under any obligation to notify any Person of any defect in an Election Form.

        (e)   Within ten Business Days after the Election Deadline, unless the Merger I Effective Time has not yet occurred, in which case as soon after the Merger I Effective Time as practicable (and in no event more than ten Business Days after the Merger I Effective Time), Parent shall cause the Exchange Agent to effect the allocation among the holders of Company Common Stock of rights to receive Parent Common Stock or cash in the Merger in accordance with the Election Forms as follows:

          (i)    Cash Election Shares More Than Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is greater than the Total Cash Amount, then:

            (A)  all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration,

            (B)  the Exchange Agent shall then select from among the Cash Election Shares, pro rata to the holders of Cash Election Shares in accordance with their respective numbers of Cash Election Shares (except as provided in the last paragraph of Section 2.3(e)), a sufficient number of shares ("Stock Designated Shares") such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Stock Designated Shares shall be converted into the right to receive the Per Share Stock Consideration, and

            (C)  the Cash Election Shares that are not Stock Designated Shares will be converted into the right to receive the Per Share Cash Consideration.

          (ii)   Cash Election Shares Less Than Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is less than the Total Cash Amount, then:

            (A)  all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration,

            (B)  the Exchange Agent shall then select first from among the No Election Shares and then (if necessary) from among the Stock Election Shares, in each case pro rata to the holders of No Election Shares or Stock Election Shares, as the case may be, in accordance with their respective numbers of No Election Shares or Stock Election Shares, as the case may be, a sufficient number of shares ("Cash Designated Shares") such that the aggregate cash amount that will be paid in the Mergers equals as closely as practicable the Total Cash Amount, and all Cash Designated Shares shall be converted into the right to receive the Per Share Cash Consideration, and

            (C)  the Stock Election Shares and the No Election shares that are not Cash Designated Shares shall be converted into the right to receive the Per Share Stock Consideration.

          (iii)  Cash Election Shares Equal to Total Cash Amount. If the product obtained by multiplying (x) the Cash Election Shares by (y) the Per Share Cash Consideration is equal to the Total Cash Amount, then subparagraphs (i) and (ii) above shall not apply and all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and all Stock Election Shares and No Election Shares shall be converted into the right to receive the Per Share Stock Consideration.

        Notwithstanding anything in this Agreement to the contrary, to the fullest extent permitted by Law, for purposes of determining the allocations set forth in this Section 2.3, Parent shall have the right to require, but not the obligation to require (unless such requirement is necessary to satisfy the conditions set forth in Section 6.2(d) or Section 6.3(d)), that any shares of Company Common Stock that constitute Appraisal Shares as of the Election Deadline be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.3, and, if Parent so requires, then, to the fullest extent permitted by Law, any Appraisal Shares that receive the Merger Consideration shall be treated as Cash Election Shares not subject to the pro rata selection process contemplated by this Section 2.3.

        (f)    The pro rata selection process to be used by the Exchange Agent shall consist of such equitable pro ration processes as shall be mutually determined by Parent and the Company.

        2.4    Appraisal Rights.     Notwithstanding anything in this Agreement to the contrary, if appraisal rights are available under Delaware law, shares of Company Common Stock issued and outstanding immediately prior to the Merger I Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the "Appraisal Shares") shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 2.3, but instead at the Merger I Effective Time shall become the right to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL and at the Merger I Effective Time, all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of such holder's Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Election Deadline, each of such holder's Appraisal Shares shall be deemed to have been converted at the Merger I Effective Time into, and shall have become, the right to receive without interest thereon, the Merger Consideration into which No Election Shares shall have been converted pursuant to Section 2.3(e), subject to the last sentence of Section 2.3(e). The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and provide Parent with the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Merger I Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

        2.5    Treatment of Stock Options; Restricted Stock; Company Awards.

        (a)   Prior to the Merger I Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board (the "Committee") shall take all actions necessary under the Company's 1996 Stock Option Plan (the "1996 Plan"), the Company's 1999 Non-Qualified Stock Option Plan (the "1999 Plan"), the Company's 2002 Long-Term Incentive Plan (the "2002 Plan") and the Company's 2004 Long-Term Incentive Plan (the "2004 Plan" and, together with the 1996 Plan, the 1999 Plan and the 2002 Plan, the "Stock Plans") to cause each holder of an option to purchase shares of Company Common Stock granted under a Stock Plan, which option is outstanding immediately prior to the Merger I Effective Time (a "Company Option"), to have the right to exercise such Company Option in full (whether or not vested) immediately prior to the Merger I Effective Time pursuant to procedures to be established by the Committee. To the extent any Company Option that has an exercise price per share that is equal to or greater than the Per Share Cash Consideration is not so exercised immediately prior to the Merger I Effective Time, such Company Option shall be cancelled at the Merger I Effective Time for no consideration by virtue of the Mergers and without any action on the part of the holder thereof, the Company, Parent or Merger Sub. To the extent any Company Option that has an exercise price per share that is less than the Per Share Cash Consideration is not so exercised immediately prior to the Merger I Effective Time (the "In-the-Money Company Options"), such In-the-Money Company Option shall, by virtue of the Mergers and without any action on the part of the holder thereof, the Company, Parent or Merger Sub, be cancelled and converted into the right to receive, from the Surviving Entity, as soon as practicable following the Merger I Effective Time, an amount in cash (less any applicable withholding Taxes and without interest) equal to the product of (i) the excess of (A) the Per Share Cash Consideration over (B) the per share exercise price of Company Common Stock subject to such In-the-Money Company Option, multiplied by (ii) the number of shares of Company Common Stock subject to such In-the-Money

Company Option immediately prior to the Merger I Effective Time (whether or not vested). As of the Merger I Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except, with respect to In-the-Money Company Options, the right to receive the payment described in the immediately preceding sentence. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate the provisions of this Section 2.5(a), including providing notice to the holders of Company Options of such provisions.

        (b)   Subject to the terms and upon the conditions herein, as of the Merger I Effective Time, the restrictions on each restricted share of Company Common Stock (the "Company Restricted Stock") granted and then outstanding under the Stock Plans shall, and without any action on the part of the holder thereof, the Company, Parent or Merger Sub, lapse immediately prior to the Merger I Effective Time, and each such share of Company Restricted Stock shall be fully vested in each holder thereof at such time, and each such share of Company Restricted Stock will be treated at the Merger I Effective Time the same as, and have the same rights and be subject to the same conditions, as each share of Company Common Stock not subject to any restrictions; provided, that upon vesting the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value to such obligation. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.5(b).

        (c)   Subject to the terms and upon the conditions herein, immediately prior to the Merger I Effective Time, each restricted stock unit award granted and then outstanding under the Stock Plans (each, a "Company Award") shall be fully vested in each holder thereof and the underlying shares of Company Common Stock shall be issued and will be treated at the Merger I Effective Time the same as, and shall have the same rights and be subject to the same conditions as, other shares of Company Common Stock; provided that upon vesting and issuance, the holder may satisfy the applicable withholding Tax obligations by returning to the Surviving Entity or Parent a sufficient number of shares of Company Common Stock equal in value to such obligation. Prior to the Merger I Effective Time, the Company, the Company Board and the Committee shall take all actions necessary under the Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.5(c).

        (d)   Except as contemplated by clauses (a), (b) and (c) above, the Surviving Entity and Parent shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable pursuant to this Section 2.5 to any holders of Company Options, Company Restricted Stock or Company Awards such amounts as it may be required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Entity, Parent or the Exchange Agent, as the case may be, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holders of Company Options, Company Restricted Stock or Company Awards, as applicable, in respect of which the deduction and withholding was made by the Surviving Entity, Parent or the Exchange Agent, as the case may be.

        2.6    Exchange of Certificates.

        (a)   Exchange Agent. Prior to the Merger I Effective Time, Parent shall deposit, or shall cause to be deposited, with the Company's transfer agent or a bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Common Stock, for exchange in accordance with this Article II, through the Exchange Agent, sufficient cash and Parent Common Stock to make pursuant to this Article II all deliveries of cash and Parent Common Stock as required by this Article II. Parent agrees to make available to the

Exchange Agent, from time to time as needed, cash sufficient to pay any dividends and other distributions pursuant to Section 2.6(c) and to make payments in lieu of fractional shares pursuant to Section 2.6(e). Any cash and Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 2.6(e) and any dividends or other distributions in accordance with Section 2.6(c)) shall hereinafter be referred to as the "Exchange Fund." The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be paid for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by Sections 2.6(c) and 2.6(e) hereof, the Exchange Fund shall not be used for any other purpose.

        (b)   Exchange Procedures. Promptly after the Merger I Effective Time, Parent shall instruct the Exchange Agent to mail to each record holder, as of the Merger I Effective Time, of an outstanding Certificate that immediately prior to the Merger I Effective Time represented shares of Company Common Shares (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent, and shall be in customary form and agreed to by Parent and the Company prior to the Merger I Effective Time) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates. Promptly after the Merger I Effective Time, upon surrender of Certificates for cancellation to the Exchange Agent together with such letters of transmittal, properly completed and duly executed, and such other documents as may be required pursuant to such instructions, the holders of such Certificates and the holders of Certificates who previously surrendered Certificates to the Exchange Agent with properly completed and duly executed Election Forms shall be entitled to receive in exchange therefor (A) shares of Parent Common Stock representing, in the aggregate, the whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 2.3 (after taking into account all shares of Company Common Stock then held by such holder) and (B) a check in the amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 2.3 and this Article II, including cash payable in lieu of any fractional Parent Common Stock pursuant to Section 2.6(e) and dividends and other distributions pursuant to Section 2.6(c). No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Common Stock which is not registered in the transfer records of the Company, the Merger Consideration payable in respect of such shares of Company Common Stock may be paid to a transferee if the Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and the Person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration in any name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until surrendered as contemplated by this Section 2.6, each Certificate other than Certificates representing Appraisal Shares shall be deemed at any time after the Merger I Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, cash in lieu of any fractional Parent Common Stock to which such holder is entitled pursuant to Section 2.6(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 2.6(c).

        (c)   Distributions with Respect to Unexchanged Parent Common Stock. No dividends or other distributions declared or made with respect to Parent Common Stock with a record date after the Merger I Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate and no cash payment in lieu of fractional Parent Common Stock shall be paid to any such holder until such holder shall surrender such Certificate in accordance with this Section 2.6. Subject to applicable Law, following surrender of any such Certificate, there shall be paid to such holder of Parent Common Stock issuable in exchange therefor, without interest, (i) promptly after the time of such surrender, the amount of any cash due pursuant to Section 2.3 and cash payable in lieu of fractional Parent Common Stock to which such holder is entitled pursuant to Section 2.6(e) and the amount of dividends or other distributions with a record date after the Merger I Effective Time theretofore paid with respect to the Parent Common Stock and payable with respect to such Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Merger I Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such Parent Common Stock.

        (d)   Further Rights in Company Common Shares. The Merger Consideration issued upon conversion of a share of Company Common Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.6(c) or Section 2.6(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such share of Company Common Stock.

        (e)   Fractional Shares. No certificates or scrip or Parent Common Stock representing fractional Parent Common Stock or book entry credit of the same shall be issued upon the surrender for exchange of Certificates, and such fractional share interests will not entitle the owner thereof to vote or to have any rights as a holder of any Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged in the Merger who would otherwise have been entitled to receive a fraction of a Parent Common Stock (after taking into account all Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) the average of the closing sale prices of Parent Common Stock on the NYSE as reported by The Wall Street Journal for the five trading days immediately preceding the date on which the Merger I Effective Time shall occur and (ii) the fraction of a Parent Common Stock that such holder would otherwise be entitled to receive pursuant to Section 2.3 hereof. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Parent, and Parent shall, or shall cause the Surviving Entity to, deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

        (f)    Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Common Stock after 180 days following the Merger I Effective Time occurs shall be delivered to Parent upon demand and, from and after such delivery to Parent, any former holders of Company Common Stock (other than Appraisal Shares) who have not theretofore complied with this Article II shall thereafter look only to Parent for the Merger Consideration payable in respect of such shares of Company Common Stock, any cash in lieu of fractional Parent Common Stock to which they are entitled pursuant to Section 2.6(e) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.6(c), in each case, without any interest thereon. Any amounts remaining unclaimed by holders of shares of Company Common Stock immediately prior to such time as such amounts would otherwise escheat to or become the property of any governmental entity shall, to the extent permitted by applicable law, become the property of Parent free and clear of any Liens, claims or interest of any Person previously entitled thereto.

        (g)   No Liability. Neither Parent nor the Surviving Entity shall be liable to any holder of shares of Company Common Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

        (h)   Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate, any cash in lieu of fractional Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.6(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.

        (i)    Withholding. Each of Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent, the Surviving Entity or the Exchange Agent is required to deduct and withhold under the Code or any provision of state, local, or foreign Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Entity or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock in respect of whom such deduction and withholding was made by Parent, the Surviving Entity or the Exchange Agent, as the case may be.

        (j)    Affiliate Shares. Notwithstanding anything herein to the contrary, Certificates surrendered for exchange by any "affiliate" of the Company (as determined pursuant to Section 5.16) shall not be exchanged until Parent has received a written agreement from such Person as provided in Section 5.16.

        (k)   Book Entry. All shares of Parent Common Stock to be issued in the Mergers shall be issued in book entry form, without physical certificates.

        2.7    Stock Transfer Books.     At the close of business on the date on which the Merger I Effective Time occurs, the stock transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock theretofore outstanding on the records of the Company. From and after the close of business on the date on which the Merger I Effective Time occurs, any Certificates presented to the Exchange Agent, Parent or the Surviving Entity for any reason shall be converted into the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificates, any cash in lieu of fractional Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.6(e) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.6(c), in each case, without any interest thereon.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as set forth in the disclosure letter delivered by the Company to Parent at or prior to the execution and delivery of this Agreement (the "Company Disclosure Letter") (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company represents and warrants to Parent as follows:

        3.1    Organization.

        (a)   Each of the Company and each of its Subsidiaries is a corporation or other entity duly organized, validly existing, and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted.

        (b)   Each of the Company and each of its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

        (c)   The Company has previously made available to Parent a complete and correct copy of each of its certificate of incorporation and bylaws, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of its Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither the Company nor any of its Subsidiaries is in violation of its certificate of incorporation, bylaws or similar governing documents.

        (d)   Section 3.1(d) of the Company Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of the Company and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of the Company do not contain any provision limiting or otherwise restricting the ability of the Company to control its Subsidiaries in any material respect.

        3.2    Capitalization.

        (a)   The authorized capital stock of the Company consists of 100,000,000 shares of Company Common Stock and 5,000,000 shares of preferred stock, par value $.01 per share (the "Company Preferred Stock"), of which 500,000 shares have been designated Series A Junior Participating Preferred Stock (the "Company Series A Preferred Stock"). As of January 4, 2007, 28,098,172 shares of Company Common Stock were issued and outstanding (including 197,329 shares of unvested Company Restricted Stock issued under the Stock Plans). As of the date of this Agreement, (i) there are no shares of Company Preferred Stock issued and outstanding or held in treasury, (ii) 500,000 shares of the Company Series A Preferred Stock have been reserved for issuance in accordance with the Rights Agreement dated as of August 12, 2004, between the Company and the Bank of New York, as Rights Agent (as amended, the "Company Rights Agreement"), and (iii) 362,877 shares of Company Common Stock are reserved for issuance in respect of future grants under the Stock Plans. As of January 4, 2007, there are outstanding Company Options to purchase an aggregate of 1,698,434 shares of Company Common Stock and Company Awards covering 41,882 shares of Company Common Stock. Since January 4, 2007, (i) no shares of Company Common Stock have been issued, except pursuant to Company Options and Company Awards outstanding on January 4, 2007, and (ii) no Company Options or Company Awards have been granted. Neither the Company nor any of its Subsidiaries directly or indirectly owns any shares of Company Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company's capital stock are, and all shares that may be issued or granted pursuant to the exercise of Company Options or upon the vesting of Company Awards will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 3.2 have been in compliance with United States federal and state securities Laws. Except as may be provided in the Company Rights Agreement, neither the Company nor any of its Subsidiaries has agreed to register any securities under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act"), or under any state securities Law or granted registration rights to any individual or entity. Except for the Company Options, the Company Awards and the Company Series A Preferred Stock purchase rights (the "Company Rights") issued pursuant to the Company Rights Agreement, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock of the Company or any of its Subsidiaries. The Company has previously provided to Parent true and correct information with respect to each Company Option and Company Award outstanding as of the date of this Agreement including: (i) the name of the holder, (ii) the number of shares of Company Common Stock issuable thereunder or upon exercise thereof, and (iii) with respect to each Company Option, the exercise price per share of Company Common Stock. Immediately after the consummation of the Mergers, there will not be any outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company or any of its Subsidiaries will be bound calling for the purchase or issuance of any shares of the capital stock of the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares or any other such securities or agreements.

        (b)   (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of the Company's Subsidiaries are owned, directly or indirectly, by the Company free and clear of any Liens, other than statutory Liens for Taxes not yet due and payable and such restrictions as may exist under applicable Law, and other than Liens granted pursuant to the Amended and Restated Credit Agreement, dated as of November 30, 2005, as amended, among the Company and the lenders party thereto (the "Company Credit Agreement"), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither the Company nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of the Company, or is obligated to make any capital contribution to or other investment in any other Person except in the ordinary course of business pursuant to operating joint venture agreements.

        (c)   Except for the Company Credit Agreement and the Indenture dated as of June 10, 2003, between the Company and The Bank of New York, as trustee, with respect to the 7% Senior Subordinated Notes due 2013 (the "Company Indenture"), no indebtedness of the Company or any of its Subsidiaries contains any restriction (other than customary notice provisions) upon (i) the prepayment of any indebtedness of the Company or any of its Subsidiaries, (ii) the incurrence of indebtedness by the Company or any of its Subsidiaries, or (iii) the ability of the Company or any of its Subsidiaries to grant any Lien on the properties or assets of the Company or any of its Subsidiaries.

        3.3    Authorization; Validity of Agreement.     The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to adoption of this Agreement by the stockholders of the Company in accordance with the DGCL and the certificate of incorporation and bylaws of the Company. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Board of Directors of the Company (the "Company Board"). The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's stockholders for adoption at a meeting of such stockholders and, assuming the accuracy of the representations made in Section 4.28, except for the Company Required Vote, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity). The Company's Board of Directors has approved of Parent entering into the Voting Agreement, including for purposes of Section 203 of the DGCL.

        3.4    No Violations; Consents and Approvals.

        (a)   Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or the bylaws of the Company, or the certificate of incorporation, bylaws or similar governing documents of any of the Company's Subsidiaries, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 3.4(b) are duly and timely obtained or made and the Company Required Vote has been obtained, conflict with or violate any federal, state, provincial, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law, rule or regulation (collectively, "Laws") applicable to the Company, any of its Subsidiaries or any of their respective properties or assets; except (A) in the case of clause (ii), for (1) the Company Indenture, (2) the Company Credit Agreement, (3) certain seismic license agreements, (4) Company Employee Agreements and (5) Company Benefit Plans; and (B) in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (b)   No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any federal, state, provincial, local or foreign court, arbitral, legislative, administrative, executive or regulatory authority or agency (a "Governmental Entity") or any other Person is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of either the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or "blue sky" or takeover Laws, (iv) the adoption of this Agreement by the Company Required Vote, (v) such filings, authorizations or approvals, or expiration or termination of applicable waiting periods, as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), (vi) the filing of the Certificates of Merger with the Delaware Secretary of State and New York Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

        3.5    SEC Reports and Financial Statements.

        (a)   The Company has timely filed with the Securities and Exchange Commission (the "SEC") all forms and documents required to be filed by it since January 1, 2004 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of stockholders of the Company (in the form mailed to stockholders), and (D) all other forms, reports and registration statements required to be filed by the Company with the SEC since January 1, 2004. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the "Company SEC Documents." As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") and other applicable Laws, as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Company is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, The New York Stock Exchange, any stock exchange or any other comparable Governmental Entity.

        (b)   The December 31, 2005 consolidated balance sheet of the Company (the "Company Balance Sheet") and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders' equity and cash flows (including, in each case, the related notes, where applicable), as reported in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheet of the Company and its Subsidiaries (including the related notes, where applicable) as of September 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by the Company with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in stockholders' equity of the Company and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by the Company with the SEC after the date of this Agreement will be, prepared in accordance with United States generally accepted accounting principles ("GAAP") consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of the Company and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Deloitte & Touche LLP is an independent public accounting firm with respect to the Company and has not resigned or been dismissed as independent public accountants of the Company.

        (c)   Since January 1, 2000, (A) the exercise price of each Company Option has been no less than the Fair Market Value (as defined under the terms of the respective Stock Plan under which such Company Option was granted) of a share of Company Common Stock as determined on the date of grant of such Company Option, and (B) all grants of Company Options were validly issued and properly approved by the Company Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in the Company's financial statements referred to in Section 3.5(b) in accordance with GAAP, and no such grants involved any "back dating," "forward dating" or similar practices with respect to the effective date of grant.

        3.6    Oil and Gas Reserves.

        (a)   The Company has furnished to Parent a reserve report prepared by Netherland, Sewell and Associates, Inc. containing estimates of the oil and gas reserves that are owned by the Company and its Subsidiaries as of December 31, 2005 (the "2005 Company Reserve Report"), and an internal reserve report prepared by the Company containing estimates of its oil and gas reserves that are owned by the Company and its Subsidiaries as of September 30, 2006 (the "Interim Company Reserve Report," and together with the 2005 Company Reserve Report, the "Company Reserve Report"). The factual, non-interpretive data relating to the Oil and Gas Interests of the Company and its Subsidiaries on which the Company Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of the Company, was accurate in all material respects at the time such data was provided to the reserve engineers for the 2005 Company Reserve Report and utilized by the Company for the Interim Company Reserve Report. The 2005 Company Reserve Report conforms to the guidelines with respect thereto of the SEC. Except for the sale of substantially all of the Company's Gulf of Mexico assets in 2006 and changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report that would reasonably be expected to have a Material Adverse Effect on the Company. Since January 1, 2003 all of the Company's and its Subsidiaries' wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not have a Material Adverse Effect on the Company. To the Company's knowledge, neither the Company nor any of its Subsidiaries is in violation of any applicable Law or contract requiring the Company to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of the Company and its Subsidiaries that are not operated by the Company or any of its Subsidiaries, the Company makes the representations and warranties set forth in this Section 3.6 only to its knowledge without having made specific inquiry of the operators with respect hereto.

        (b)   For purposes of this Agreement, "Oil and Gas Interests" means direct and indirect interests in and rights with respect to oil, gas or minerals, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, "Hydrocarbons") and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing.

        (c)   Set forth in Section 3.6(c) of the Company Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Interim Company Reserve Report that have been disposed of prior to the date hereof.

        3.7    Absence of Certain Changes.

        (a)   Except as set forth in Section 3.7(a) of the Company Disclosure Letter, since December 31, 2005, (i) the Company and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (b)   Except as set forth in Section 3.7(b) of the Company Disclosure Letter, since September 30, 2006 to the date of this Agreement, neither the Company nor any of its Subsidiaries has (i) except as required pursuant to the terms of the Stock Plans as in effect on September 30, 2006 or as required to comply with applicable Law, (A) increased or agreed to increase the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any officer, employee or director from the amount thereof in effect as of September 30, 2006 other than in the ordinary course of business consistent with past practices, (B) granted any severance or termination pay or entered into any contract to make or grant any severance or termination pay (other than in the ordinary course of business substantially consistent with past practices or pursuant to pre-existing plans or arrangements), (C) entered into or made any loans to any of its officers, directors or employees or made any change in its borrowing or lending arrangements for or on behalf of any of such Persons whether pursuant to an employee benefit plan or otherwise (except for loans pursuant to the terms of the Company's or its affiliates' retirement plans and routine travel advances), or (D) adopted or amended any new or existing Company Benefit Plan, (ii) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of the Company's capital stock, (iii) effected or authorized any split, combination or reclassification of any of the Company's capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of the Company's capital stock, except for issuances of Company Common Stock (1) upon the exercise of Company Options or vesting of Company Awards, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iv) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of the Company or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (v) made any material Tax election or settled or compromised any material income Tax liability, (vi) made any material change in the policies and procedures of the Company or its Subsidiaries in connection with trading activities, (vii) sold, leased, exchanged, transferred or otherwise disposed of any material Company Asset other than in the ordinary course of business consistent with past practices, (viii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Company Assets in any material respect, including writing down the value of any of the Company Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        3.8    Absence of Undisclosed Liabilities.     Except as set forth in Section 3.8 of the Company Disclosure Letter, since December 31, 2005, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (ii) liabilities in respect of Litigation (which are the subject of Section 3.11), and (iii) liabilities under Environmental Laws (which are the subject of Section 3.15). Neither the Company nor any of its Subsidiaries is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        3.9    Disclosure Documents.

        (a)   None of the information to be supplied by the Company for inclusion in (i) the joint proxy statement relating to the Company Special Meeting and the Parent Special Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Stock into which the Company Common Stock will be converted) (together with any amendments or supplements thereto, the "Proxy Statement"), to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the Registration Statement on Form S-4 (together with any amendments or supplements thereto, the "S-4") to be filed by Parent with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent shareholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Merger I Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by the Company with respect to information provided by Parent or Merger Sub specifically for inclusion in the Proxy Statement.

        (b)   None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        3.10    Employee Benefit Plans; ERISA.

        (a)   Section 3.10(a)(1) of the Company Disclosure Letter contains a true and complete list of all the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), sponsored, maintained or contributed to by the Company or any trade or business, whether or not incorporated, which together with the Company would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a "Company ERISA Affiliate") ("Company Benefit Plans"), and Section 3.10(a)(2) of the Company Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which the Company or any Company ERISA Affiliate has any current or future obligation or liability ("Company Employee Agreement"). With respect to each Company Benefit Plan, the Company has made available to Parent a true, correct and complete copy of such Company Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary plan descriptions, and the most recent determination letter from the Internal Revenue Service. The Company has made available to Parent a true, correct and complete copy of each Company Employee Agreement.

        (b)   With respect to each Company Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Company Benefit Plan satisfies the requirements of such sections and has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of the Company, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Company Benefit Plan has been administered in substantial compliance with its terms and applicable Law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Material Adverse Effect on the Company; (iii) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject the Company or any Company ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Material Adverse Effect on the Company; (iv) no disputes are pending or, to the knowledge of the Company or any Company ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither the Company nor any Company ERISA Affiliate has engaged in, and the Company and each Company ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Material Adverse Effect on the Company; (vi) all contributions due have been made on a timely basis; and (vii) except for defined benefit plans (if applicable) and the Company's Change of Control Plan, such Company Benefit Plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Company Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of the Company or a Company ERISA Affiliate.

        (c)   No Company Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which the Company or any Company ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the Merger I Effective Time) is (i) a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), (ii) a "multiple employer plan" (within the meaning of Section 413(c) of the Code) or (iii) subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No event has occurred with respect to the Company or a Company ERISA Affiliate in connection with which the Company could be subject to any liability, lien or encumbrance with respect to any Company Benefit Plan, except for regular contributions and benefit payments in the ordinary course of plan business.

        (d)   Except as set forth in Section 3.10(d) of the Company Disclosure Letter or, in the case of clause (ii) below, as previously provided to Parent, (i) no present or former employees of the Company or any of its Subsidiaries are covered by any Company Employee Agreements or Company Benefit Plans that provide or will provide any severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall cause any payments or benefits to any employee, officer or director of the Company or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to the Company under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated hereby shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of the Company or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.

        3.11    Litigation; Compliance with Law.

        (a)   Except for such Litigation expressly set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, (i) there is no Litigation pending or, to the knowledge of the Company, threatened in writing against, relating to or naming as a party thereto the Company or any of its Subsidiaries, any of their respective properties or assets or any of the Company's officers or directors (in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon the Company, any of its Subsidiaries or any of the Company's officers or directors (in their capacities as such), and (iii) there is no Litigation that the Company or any of its Subsidiaries has pending against other parties, where such Litigation is intended to enforce or preserve material rights of the Company or any of its Subsidiaries.

        (b)   Except as expressly set forth in the Company SEC Documents filed and publicly available prior to the date of this Agreement or as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied, and is in compliance, with all Laws and Company Permits that affect the respective businesses of the Company or any of its Subsidiaries, the Company Real Property and/or the Company Assets, and the Company and its Subsidiaries have not been and are not in violation of any such Law or Company Permit; nor has any notice, charge, Claim or action been received in writing by the Company or any of its Subsidiaries or been filed, commenced, or to the knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (c)   Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither the Company nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to the Company or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject the Company or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.

        (d)   The Company and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Company Real Property, the Company Assets, and the conduct of their respective businesses as currently conducted ("Company Permits"), except where the failure to hold such Company Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Neither the Company nor any of its Subsidiaries has received notice that any Company Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and the Company has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Company Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (e)   This Section 3.11 does not relate to matters with respect to (i) Company Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 3.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 3.14), (iii) Environmental Laws (which are the subject of Section 3.15), and (iv) labor matters (which are the subject of Section 3.18).

        3.12    Intellectual Property.

        (a)   For purposes of this Agreement, the term "Intellectual Property" means any and all (i) seismic data, trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, trade names, trade secrets, know-how, and other proprietary rights and information, and other indicia of source of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same; (ii) inventions and discoveries, whether patentable or not, and all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues; and (iii) copyrights in and to published and unpublished works of authorship, whether copyrightable or not (including software), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and in each of cases (i) to (iii) inclusive, whether registered, unregistered or capable of registration.

        (b)   Except as set forth in Section 3.12(b) of the Company Disclosure Letter or as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on the Company:

          (i)    the Company, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of the Company and its Subsidiaries, ("Company IP Rights") free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;

          (ii)   to the Company's knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict the Company's or any of its Subsidiary's ownership rights in and to any Intellectual Property owned by them;

          (iii)  the conduct of the business of the Company and its Subsidiaries as presently conducted does not, to the knowledge of the Company, infringe or misappropriate any third Person's Intellectual Property; or

          (iv)  to the knowledge of the Company, no third Person is infringing or misappropriating any Intellectual Property, owned by the Company or its Subsidiaries, and to the knowledge of the Company there is no litigation pending or threatened in writing by or against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, has the Company or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of the Company IP Rights infringe or misappropriate any third party's Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Company IP Right.

        (c)   All Intellectual Property owned by the Company or its Subsidiaries that is the subject of an application for registration or a registration ("Registered Company IP") is to the knowledge of the

Company, in force, and all application, renewal and maintenance fees in relation to all Registered Company IP have been paid to date, except for any Registered Company IP that the Company has abandoned, not renewed or allowed to expire.

        (d)   Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company's knowledge (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Company IP Rights, and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Company IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Company IP Rights or exercise remedies thereunder.

        3.13    Material Contracts.

        (a)   Except for such agreements or arrangements listed in Section 3.13(a) of the Company Disclosure Letter or that are included as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, and except for this Agreement, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Company, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Company or any Subsidiary of the Company, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Company and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not included as an exhibit to the Company SEC Documents, is referred to herein as a "Company Material Contract," and for purposes of Section 5.1(r) and the bringdown of Section 3.13(b) pursuant to Section 6.3(a), "Company Material Contract" shall include as of the date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. The Company has previously made available to Parent true, complete and correct copies of each Company Material Contract that is not included as an exhibit to the Company SEC Documents. For the avoidance of doubt, the Company's charter constitutes a Company Material Contract.

        (b)   Each Company Material Contract is valid and binding and in full force and effect and the Company and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Company Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company, to the Company's knowledge, (i) there does not exist, nor has the Company or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Company Material Contract and (ii) neither the Company nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Company Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Company Material Contract or exercise remedies thereunder. Each Company Material Contract is enforceable by the Company or a Subsidiary of the Company in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors' rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (c)   The Oil and Gas Interests of the Company and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for the Company Credit Agreement and Permitted Liens or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, except as set forth in the Company SEC Documents filed and publicly available prior to the date hereof, no Company Material Contract contains any provision that prevents the Company or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of the Company and its Subsidiaries in accordance with historical practices.

        (d)   As of the date of this Agreement, except as set forth in Section 3.13(d) of the Company Disclosure Letter, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that the Company or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which the Company or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

        (e)   Except as reflected in Section 3.13(e) of the Company Disclosure Letter, there are no provisions applicable to the material Oil and Gas Interests reflected in the Reserve Report of the Company and its Subsidiaries that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in the Reserve Report; and none of the Oil and Gas Interests of the Company and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

        3.14    Taxes.

        (a)   Except as set forth in Section 3.14(a) of the Company Disclosure Letter, (i) all material Returns required to be filed by or with respect to the Company and its Subsidiaries have been filed in accordance with all applicable Laws and all such returns are true, correct and complete in all material respects, (ii) the Company and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by the Company or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to the Company and its Subsidiaries reflected in the Company Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of the Company, proposed, against the Company or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of the Company, threatened or scheduled to commence, against or with respect to the Company or any of its Subsidiaries in respect of any material Tax.

        (b)   Except as set forth in Section 3.14(b) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only the Company and any Subsidiaries of the Company) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.

        (c)   Except as set forth in Section 3.14(c) of the Company Disclosure Letter or as may be filed as exhibits to the Company SEC Documents filed and publicly available prior to the date of this Agreement, there are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between the Company or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which the Company or any of its Subsidiaries could be liable for any Taxes of any party other than the Company or any Subsidiary of the Company.

        (d)   Except as set forth in Section 3.14(d) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.

        (e)   There are no Liens for material Taxes on any asset of the Company or its Subsidiaries, except for Permitted Liens and Liens for Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of the Company.

        (f)    Except as set forth in Section 3.14(f) of the Company Disclosure Letter, neither the Company nor its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

        (g)   Each of the Company and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

        (h)   Neither the Company nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a "reportable transaction," as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

        (i)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.

        (j)    Except as set forth in Section 3.14(j) of the Company Disclosure Letter, since January 1, 2000, neither the Company nor any of its Subsidiaries has undergone an "ownership change" pursuant to Section 382(g) of the Code.

        (k)   Except as set forth in Section 3.14(k) of the Company Disclosure Letter, since June 30, 2004, none of the Company nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

        (l)    The Company has made available to Parent correct and complete copies of (i) all U.S. federal Returns of the Company and its Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not included in an audit report) within the last three years relating to any material Taxes due from or with respect to the Company or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 3.14(l).

        3.15    Environmental Matters.

        (a)   The Company and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (b)   There is no Environmental Claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (c)   To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against the Company or any of its Subsidiaries or, to the knowledge of the Company, against any Person whose liability for any Environmental Claim the Company or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (d)   There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of the Company, formerly owned or operated by the Company or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on the Company.

        (e)   To the knowledge of the Company, no Company Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

        (f)    The Company and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of the Company and its Subsidiaries as currently conducted and, to the knowledge of the Company, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.

        3.16    Company Assets.     The Company has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Company Reserve Report as attributable to Oil and Gas Interests owned by the Company and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of the Company and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the "Company Assets"), with respect to both the oil and gas properties and all other Company Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Company Reserve Report. The oil and gas leases and other agreements that provide the Company and its Subsidiaries with operating rights in the oil and gas properties reflected in the Company Reserve Report and all other leases and agreements that provide the Company and its Subsidiaries with operating rights in the other Company Assets are legal, valid and binding and in full force and effect; the rentals, royalties and other payments due thereunder have been properly paid and, to the Company's knowledge, there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or agreements or other leases or agreements, except as would not, individually or in the aggregate, have a Material Adverse Effect on the Company. The Company and its Subsidiaries (as the case may be) have maintained all of the Company Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear. The Company has not received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, the Company is neither underproduced nor overproduced, in either case to any material extent, under gas balancing or similar arrangements. No Person has any call on, option to purchase or similar rights with respect to the production of Hydrocarbons attributable to any of the Company Assets, except any such call, option or similar right at market prices.

        3.17    Insurance.     The Company has made available to Parent a true, complete and correct copy of each insurance policy or the binder therefor. Such policies are, and at the Closing policies or replacement policies having substantially similar coverages will be, in full force and effect, and all premiums due thereon have been or will be paid. The Company and its Subsidiaries have complied in all material respects with the terms and provisions of such policies.

        3.18    Labor Matters; Employees.

        (a)   (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of the Company or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of the Company or any of its Subsidiaries, (iii) none of the employees of the Company or any of its Subsidiaries are represented by any labor organization and none of the Company or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of the Company or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) the Company and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against the Company or any of its Subsidiaries pending or, to the knowledge of the Company, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to the Company or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to the Company or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers' Compensation claims, sexual harassment complaints or demand letters or threatened claims.

        (b)   Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 ("WARN Act"), none of the Company or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on the Company.

        (c)   Section 3.18(c) of the Company Disclosure Letter contains a complete and correct list of the names of all directors and officers of the Company as of the date of this Agreement, together with such Person's position or function. The Company has previously provided to Parent true and correct information with respect to each such officer's annual base salary or wages, targeted incentive compensation bonus in respect of 2006, target bonus percentage and amount for 2007, and currently estimated severance payment due as a result of this Merger assuming such Person's employment is terminated in connection therewith.

        3.19    Affiliate Transactions.     Section 3.19 of the Company Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Company Benefit Plans described in Section 3.10 of the Company Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which the Company or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than the Company or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to the Company and its Subsidiaries taken as a whole.

        3.20    Derivative Transactions and Hedging.     Section 3.20 of the Company Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by the Company or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All material Derivative Transactions were, and any material Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such material Derivative Transactions. The Company and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the material Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of the Company, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

        3.21    Natural Gas Act.     Any gas gathering system constituting a part of the properties of the Company or its Subsidiaries has as its primary function the provision of natural gas gathering services, as the term "gathering" is interpreted under Section 1(b) of the Natural Gas Act (the "NGA"); none of the properties have been or are certificated by the Federal Energy Regulatory Commission (the "FERC") under Section 7(c) of the NGA or to the knowledge of the Company are now subject to FERC jurisdiction under the NGA; and none of the properties have been or are providing service pursuant to Section 311 of the NGA.

        3.22    Disclosure Controls and Procedures.     The Company has established and maintains "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports. Neither the Company nor its independent auditors have identified any "significant deficiencies" or "material weaknesses" in the Company's or any of its Subsidiaries' internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.

        3.23    Investment Company.     Neither the Company nor any of its Subsidiaries is an "investment company," a company "controlled" by an "investment company," or an "investment adviser" within the meaning of the Investment Company Act of 1940, as amended (the "Investment Company Act"), or the Investment Advisers Act of 1940, as amended (the "Advisers Act").

        3.24    Rights Agreement.     The Company has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Company Rights Agreement or enable or require the Company Rights to be exercised, distributed or triggered.

        3.25    Required Vote by Company Stockholders.     Assuming the accuracy of the representation made in Section 4.28, the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the "Company Required Vote") to adopt this Agreement is the only vote of the holders of capital stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company or otherwise to adopt this Agreement.

        3.26    Recommendation of Company Board of Directors; Opinion of Financial Advisor.

        (a)   The Company Board, at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) recommending adoption of this Agreement by the stockholders of the Company and (iv) directing that the adoption of this Agreement be submitted to the stockholders of the Company for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

        (b)   The Company Board has received an opinion of Lehman Brothers Inc., to the effect that, as of the date of this Agreement, the Merger Consideration to be received by the holders of shares of Company Common Stock (other than Parent, the Company or any of their Subsidiaries), in the aggregate, in the Mergers is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion will promptly be delivered to Parent by the Company solely for informational purposes after receipt thereof.

        3.27    Brokers.     Except for Lehman Brothers Inc., no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company is solely responsible for the fees and expenses of Lehman Brothers Inc. as and to the extent set forth in the engagement letter dated June 26, 2006 and the

Company has previously provided to Parent a statement providing the method for calculating the fees payable under the engagement letter.

        3.28    Section 203 of the DGCL.     The Company and the Company's Board of Directors have each taken all actions necessary to be taken such that no restrictive provision of any "moratorium," "control share acquisition," "fair price," "interested shareholder," "affiliate transaction," "business combination," or other similar anti-takeover statutes, laws or regulations of any state, including the State of Delaware and Section 203 of the DGCL (assuming with respect to Section 203 the accuracy of the representation made in Section 4.28), or any applicable anti-takeover provision in the certificate of incorporation or bylaws of the Company, is, or at the Merger I Effective Time will be, applicable to this Agreement, the transactions contemplated hereby, or the Voting Agreement.

        3.29    Reorganization.     Neither the Company nor, to the knowledge of the Company, any of its affiliates has taken or agreed to take any action that would prevent the Mergers from constituting a reorganization within the meaning of Section 368(a) of the Code.

        3.30    No Other Representations or Warranties.     Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

        Except as set forth in the disclosure letter delivered by Parent to the Company at or prior to the execution and delivery of this Agreement (the "Parent Disclosure Letter") (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

        4.1    Organization.

        (a)   Each of Parent, Merger Sub and Parent's Subsidiaries is a corporation or other entity duly organized, validly existing and in good standing (to the extent such concept exists in such jurisdiction) under the Laws of the jurisdiction of its incorporation or organization, and has all requisite corporate or other power and authority to own, lease, use and operate its properties and to carry on its business as it is now being conducted, except as set forth in Section 4.1 of the Parent Disclosure Letter.

        (b)   Each of Parent, Merger Sub and Parent's Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction (to the extent such concepts exist in such jurisdictions) where the character of the property owned, operated or leased by it or the nature of its activities makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement and Merger Sub does not have any Subsidiaries.

        (c)   Parent has previously made available to the Company a correct and complete copy of each of its certificate of incorporation and bylaws or other organizational documents of each of Parent's Subsidiaries, in each case as amended (if so amended) to the date of this Agreement, and has made available the certificate of incorporation, bylaws or other organizational documents of each of Parent's Subsidiaries, in each case as amended (if so amended) to the date of this Agreement. Neither Parent nor Merger Sub nor any of the Parent's Subsidiaries is in violation of its certificate of incorporation, bylaws or other organizational documents.

        (d)   Section 4.1 of the Parent Disclosure Letter sets forth a true and correct list of all of the Subsidiaries of Parent and their respective jurisdictions of incorporation or organization. The respective certificates or articles of incorporation and bylaws or other organizational documents of the Subsidiaries of Parent do not contain any provision limiting or otherwise restricting the ability of Parent to control its Subsidiaries in any material respect.

        4.2    Capitalization.

        (a)   The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share, issuable in series ("Parent Preferred Stock"), of which 1,000,000 shares have been designated as First Series Junior Preferred Stock (the "First Series Preferred Stock"). As of January 4, 2007, (i) 62,990,270 shares of Parent Common Stock were issued and outstanding (including 627,450 shares of unvested Parent restricted stock). As of the date of this Agreement, (i) there are no shares of Parent Preferred Stock issued and outstanding or held in treasury, (ii) 1,000,000 shares of the First Series Preferred Stock have been reserved for issuance in accordance with the First Amended and Restated Rights Agreement dated as of October 17, 2003, between Parent and Mellon Investor Services, LLC, as Rights Agent (as amended, the "Parent Rights Agreement"), and (iii) 3,405,114 shares of Parent Common Stock are reserved for issuance under Parent stock incentive plans. As of January 4, 2007, there are outstanding stock options to acquire Parent Common Stock (the "Parent Stock Options") covering an aggregate of 3,327,164 shares of Parent Common Stock and 77,950 outstanding phantom stock units. Since January 4, 2007, (i) no shares of Parent Common Stock have been issued, except pursuant to Parent Stock Options and phantom stock units outstanding on January 4, 2007, and (ii) no Parent Stock Options or phantom stock units have been granted. Neither Parent nor any of its Subsidiaries directly or indirectly owns any shares of Parent Common Stock. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which shareholders of Parent may vote are issued or outstanding. All issued and outstanding shares of Parent's capital stock are, and all shares that may be issued or granted pursuant to the exercise of Parent Stock Options will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The issuance and sale of all of the shares of capital stock described in this Section 4.2 have been in compliance with United States federal and state securities Laws. Except as may be provided in the Parent Rights Agreement, neither Parent nor any of its Subsidiaries has agreed to register any securities under the Securities Act, or under any state securities Law or granted registration rights to any individual or entity. Except for Parent Stock Options and the First Series Preferred Stock purchase rights (the "Parent Rights") issued pursuant to the Parent Rights Agreement, as of the date of this Agreement, there are no outstanding or authorized (x) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, agreements, claims or commitments of any character obligating Parent or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interest in Parent or any of its Subsidiaries or securities convertible into or exchangeable for such shares or equity interests, (y) contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of Parent or any of its Subsidiaries or any such securities or agreements listed in clause (x) of this sentence, or (z) voting trusts or similar agreements to which Parent or any of its Subsidiaries is a party with respect to the voting of the capital stock of Parent or any of its Subsidiaries. The Parent Common Stock issued pursuant to the Mergers, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued and fully paid and non-assessable and not subject to preemptive rights, with no personal liability attaching to the ownership thereof. Such Parent Common Stock, where so issued, will be issued free and clear of any Liens, other than (x) statutory Liens for Taxes not yet done and payable and (y) such restrictions as may expect under Applicable Law.

        (b)   (i) All of the issued and outstanding shares of capital stock (or equivalent equity interests of entities other than corporations) of each of Parent's Subsidiaries are owned, directly or indirectly, by Parent free and clear of any Liens, other than (w) statutory Liens for Taxes not yet due and payable, (x) such restrictions as may exist under applicable Law, (y) Liens granted pursuant to Parent's U.S. Amended and Restated Credit Agreement dated as of September 28, 2004, among Parent and each of the lenders party thereto, as amended, and Parent's Canadian Amended and Restated Credit Agreement dated as of September 28, 2004, among Parent and each of the lenders party thereto, as amended (collectively, the "Parent Credit Agreements"), and (z) Liens granted pursuant to term loan financing arrangements in the aggregate principal amount of $375,000,000 entered into among certain Subsidiaries of Parent and each of the lenders party thereto (the "Subsidiary Credit Agreements"), and all such shares or other ownership interests have been duly authorized, validly issued and are fully paid and non-assessable and free of preemptive rights, with no personal liability attaching to the ownership thereof, and (ii) neither Parent nor any of its Subsidiaries owns any shares of capital stock or other securities of, or interest in, any other Person, except for the securities of the Subsidiaries of Parent, or is obligated to make any capital contribution to or other investment in any other Person.

        (c)   As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 100,000 shares of common stock, par value $.01 per share, 10 of which shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Merger I Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent.

        4.3    Authorization; Validity of Agreement.     Parent and Merger Sub have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject, (i) with respect to the consummation of the Mergers, to the receipt of the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and (ii) with respect to the issuance of stock options under the Parent Stock Incentive Plan as contemplated by Section 5.11(f), the receipt of the vote described in Section 4.25. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action, except for the Parent Required Vote, and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent's Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25. Except for the Parent Required Vote, the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent's Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25, no other corporate or other proceedings on the part of either Parent or Merger Sub will be necessary to authorize the execution, delivery and performance of this Agreement by either of Parent or Merger Sub and the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of the Agreement by the Company, constitutes a valid and binding agreement of each of Parent and Merger Sub enforceable against such party in accordance with its terms, except as such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors' rights generally and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

        4.4    No Violations; Consents and Approvals.

        (a)   Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub, nor the consummation by Parent or Merger Sub of the Mergers or any other transactions contemplated hereby will (i) violate any provision of the certificate of incorporation, articles of association or the bylaws of Parent or Merger Sub, as applicable, or the certificate of incorporation, articles of association, bylaws or similar governing documents, as applicable, of any of Parent's or Merger Sub's Subsidiaries, (ii) except for the Parent Credit Agreements (which exception shall no longer be applicable on or prior to Closing), violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancellation, modification or amendment under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or Merger Sub, or any of Parent's other Subsidiaries, under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, guarantee, other evidence of indebtedness, lease, license, contract, collective bargaining agreement, agreement or other instrument or obligation to which Parent or Merger Sub, or any of Parent's other Subsidiaries, is a party or by which any of them or any of their respective assets or properties may be bound, or (iii) assuming the consents, approvals, orders, authorizations, registrations, filings or permits referred to in Section 4.4(b) are duly and timely obtained or made and the Parent Required Vote, the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25 and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent's Board of Directors of the Second Merger have been obtained, conflict with or violate any Laws applicable to Parent or Merger Sub, or any of Parent's other Subsidiaries, or any of their respective properties or assets; except in the case of clauses (ii) and (iii), for such conflicts, violations, breaches, defaults, losses, obligations, payments, rights (if exercised) or Liens which individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent or Merger Sub.

        (b)   No material filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required to be obtained or made by Parent or Merger Sub, or any of Parent's other Subsidiaries, in connection with the execution, delivery and performance of this Agreement by Parent or Merger Sub, or the consummation by Parent or Merger Sub of the Mergers or any other transactions contemplated hereby, except for (i) compliance with any applicable requirements of the Exchange Act, (ii) compliance with any applicable requirements of the Securities Act, (iii) compliance with any applicable state securities or "blue sky" or takeover Laws, (iv) the Parent Required Vote and the adoption of this Agreement and the transactions contemplated hereby by Parent as the sole stockholder of Merger Sub and after the First Merger the approval by Parent's Board of Directors of the Second Merger and the affirmative vote to increase the number of shares available under the Parent Stock Incentive Plan as described in Section 4.25, (v) such filings, authorizations, approvals or expiration or termination of applicable waiting periods as may be required under the HSR Act, (vi) the filing of the Certificates of Merger with the Delaware Secretary of State and the New York Secretary of State, (vii) compliance with any applicable requirements under stock exchange rules, (viii) consents or approvals of any Governmental Entity, which are normally obtained after the consummation of this type of transaction, and (ix) any such filing, registration, declaration, notification, order, authorization, consent or approval that the failure to obtain or make individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.

        4.5    SEC Reports and Financial Statements.

        (a)   Parent has timely filed with the SEC all forms and documents required to be filed by it since January 1, 2004 under the Exchange Act, including (A) its Annual Reports on Form 10-K, (B) its Quarterly Reports on Form 10-Q, (C) all proxy statements relating to meetings of shareholders of Parent (in the form mailed to shareholders), and (D) all other forms, reports and registration statements required to be filed by Parent with the SEC since January 1, 2004. The documents described in clauses (A)-(D) above, in each case as amended (whether filed prior to, on or after the date of this Agreement), are referred to in this Agreement collectively as the "Parent SEC Documents." As of their respective dates or, if amended and publicly available prior to the date of this Agreement, as of the date of such amendment with respect to those disclosures that are amended, the Parent SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (x) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (y) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act, the Sarbanes-Oxley Act and other applicable Laws as the case may be, and the applicable rules and regulations of the SEC thereunder. None of the Subsidiaries of the Parent is subject to the periodic reporting requirements of the Exchange Act or required to file any form, report or other document with the SEC, The New York Stock Exchange, any stock exchange or any other comparable Governmental Entity.

        (b)   The December 31, 2005 consolidated balance sheet of Parent (the "Parent Balance Sheet") and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders' equity and cash flows (including, in each case, the related notes, where applicable), as reported in Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the SEC under the Exchange Act, and the unaudited consolidated balance sheet of Parent and its Subsidiaries (including the related notes, where applicable) as of September 30, 2006 and the related (i) unaudited consolidated statements of operations and comprehensive income for the three and nine-month periods then ended and (ii) unaudited consolidated statement of cash flows for the nine-month period then ended (in each case including the related notes, where applicable), as reported in Parent's Quarterly Report on Form 10-Q for the period ended September 30, 2006 filed with the SEC under the Exchange Act, fairly present (within the meaning of the Sarbanes-Oxley Act), and the financial statements to be filed by Parent with the SEC after the date of this Agreement will fairly present (subject, in the case of unaudited statements, to recurring audit adjustments normal in nature and amount), in all material respects, the consolidated financial position and the consolidated results of operations, cash flows and changes in shareholders' equity of Parent and its Subsidiaries as of the respective dates or for the respective fiscal periods therein set forth; each of such statements (including the related notes, where applicable) complies, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and the financial statements to be filed by Parent with the SEC after the date of this Agreement will be, prepared in accordance with GAAP consistently applied during the periods involved, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC. The books and records of Parent and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. KPMG was an independent public accounting firm for Parent as disclosed in the Parent SEC Documents. Ernst & Young LLP is an independent public accounting firm with respect to Parent and has not resigned (or indicated that it declines to stand for re-appointment after completion of the current audit) or been dismissed as independent public accountants of Parent.

        (c)   Since January 1, 2000, (A) the exercise price of each Parent Stock Option has been no less than the Fair Market Value (as defined under the terms of the respective Parent stock plan under which such Parent Stock Option was granted) of a share of Parent Common Stock as determined on the date of grant of such Parent Stock Option, and (B) all grants of Parent Stock Options were validly issued and properly approved by the Parent Board (or a duly authorized committee or subcommittee thereof) in material compliance with applicable Law and recorded in Parent's financial statements referred to in Section 4.5(b) in accordance with GAAP, and no such grants involved any "back dating," "forward dating" or similar practices with respect to the effective date of grant.

        4.6    Oil and Gas Reserves.

        (a)   Parent has furnished to the Company reserve reports prepared by Parent and audited by DeGolyer and MacNaughton and Ryder Scott Company containing estimates of the oil and gas reserves that are owned by Parent or any of its Subsidiaries as of December 31, 2005 (collectively, the "2005 Parent Reserve Report") and another such report audited by DeGolyer and MacNaughton containing estimates of the Alaskan oil and gas reserves that are owned by Parent or any of its Subsidiaries as of June 30, 2006 (the "2006 Parent Reserve Report") and the internal reserve report prepared by Parent containing estimates of certain oil and gas reserves that are owned by Parent or any of its Subsidiaries as of September 30, 2006 (collectively, the "Interim Parent Reserve Report," and together with the 2005 Parent Reserve Report and the 2006 Parent Reserve Report, the "Parent Reserve Report"). The factual, non-interpretive data relating to the Oil and Gas Interests of Parent and its Subsidiaries on which the Parent Reserve Report was based for purposes of estimating the oil and gas reserves set forth therein, to the knowledge of Parent, was accurate in all material respects at the time such information was provided to the reserve engineers for the 2005 Parent Reserve Report and the 2006 Reserve Report and utilized by the Parent for the Interim Parent Reserve Report. The 2005 Parent Reserve Report and the 2006 Parent Reserve Report conform to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report that would reasonably be expected to have a Material Adverse Effect on Parent. Since January 1, 2003 all of Parent's and its Subsidiaries' wells have been drilled and (if completed) completed, operated and produced in compliance in all respects with applicable oil and gas leases and applicable Laws, except where any noncompliance would not have a Material Adverse Effect on Parent. To Parent's knowledge, neither Parent nor any of its Subsidiaries is in violation of any Applicable Law or contract requiring Parent of such Subsidiary to plug and abandon any well because the well is not currently capable of producing in commercial quantities or for any other reasons. With respect to any Oil and Gas Interests of Parent and its Subsidiaries that are not operated by Parent or any of its Subsidiaries, Parent makes the representations and warranties set forth in this Section 4.6 only to its knowledge without having made special inquiry of the operators with respect hereto.

        (b)   Set forth in Section 4.6(b) of the Parent Disclosure Letter is a list of all material Oil and Gas Interests that were included in the Interim Parent Reserve Report that have been disposed of prior to the date hereof.

        4.7    Absence of Certain Changes.

        (a)   Since December 31, 2005, (i) Parent and its Subsidiaries have conducted their respective business only in the ordinary course consistent with past practice in all material respects, and (ii) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had, or is reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (b)   Since September 30, 2006 to the date of this Agreement and except as set forth in Section 4.7(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has (i) declared, set aside or paid any dividend or other distribution (whether in cash, stock or property) with respect to any of Parent's capital stock, (ii) effected or authorized any split, combination or reclassification of any of Parent's capital stock or any issuance thereof or issued any other securities in respect of, in lieu of or in substitution for shares of Parent's capital stock, except for issuances of Parent Common Stock (1) upon the exercise of Parent Stock Options, in each case in accordance with their terms at the time of exercise or (2) in connection with recruitment activities in the ordinary course of business consistent with past practice, (iii) changed in any material respect, or has knowledge of any reason that would have required or would require changing in any material respect, any accounting methods (or underlying assumptions), principles or practices of Parent or its Subsidiaries, including any material reserving, renewal or residual method, practice or policy, except as required by GAAP or by applicable Law, (iv) made any material Tax election or settled or compromised any material income Tax liability, (v) made any material change in the policies and procedures of Parent or its Subsidiaries in connection with trading activities, (vi) sold, leased exchanged, transferred or otherwise disposed of any material Parent Asset other than in the ordinary course of business consistent with past practices, (vii) revalued, or has knowledge of any reason that would have required or would require revaluing, any of the Parent Assets in any material respect, including writing down the value of any of Parent Assets or writing off notes or accounts receivable other than in the ordinary course of business consistent with past practices, (viii) except as required to comply with applicable Law, adopted or amended any new or existing Parent Benefit Plan, or (ix) made any agreement or commitment (contingent or otherwise) to do any of the foregoing.

        4.8    Absence of Undisclosed Liabilities.     Since December 31, 2005 and except as set forth in Section 4.8 of the Parent Disclosure Letter, none of Parent or Merger Sub, nor any of Parent's other Subsidiaries, has incurred any liabilities or obligations (accrued, contingent or otherwise), except for (i) liabilities incurred in the ordinary course of business that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (ii) liabilities in respect of Litigation (which are the subject of Section 4.11(a)), and (iii) liabilities under Environmental Laws (which are the subject of Section 4.15). None of Parent or Merger Sub, nor any of Parent's other Subsidiaries, is in default in respect of the terms and conditions of any indebtedness or other agreement which individually or in the aggregate has had, or would be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        4.9    Disclosure Documents.

        (a)   None of the information to be supplied by Parent for inclusion in (i) the Proxy Statement to be filed by the Company and Parent with the SEC, and any amendments or supplements thereto, or (ii) the S-4 to be filed by Parent with the SEC in connection with the Mergers, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy Statement, at the time the Proxy Statement or any amendment or supplement thereto is first mailed to the Company stockholders and Parent shareholders, at the time of the Company Special Meeting and the Parent Special Meeting and at the Merger I Effective Time, and, in the case of the S-4, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement and the S-4 will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as the case may be, and the rules and regulations thereunder, except that no representation or warranty is made by Parent or Merger Sub with respect to information provided by the Company specifically for inclusion in the Proxy Statement and the S-4.

        (b)   None of the information supplied or to be supplied by the Parent for inclusion or incorporation by reference in any document provided to a lender or potential lender in connection with the Financing (or any amendment or supplement to such a document), will, at the date on which the Financing is consummated, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

        4.10    Employee Benefit Plans; ERISA.

        (a)   Section 4.10(a)(1) of the Parent Disclosure Letter contains a true and complete list of all the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a "single employer" within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a "Parent

ERISA Affiliate") ("Parent Benefit Plans"), and Section 4.10(a)(2) of the Parent Disclosure Letter lists each material individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability ("Parent Employee Agreement"). With respect to each Parent Benefit Plan, Parent has made available to the Company a true, correct and complete copy of such Parent Benefit Plan, and, to the extent applicable, trust agreements, insurance contracts and other funding vehicles, the most recent Annual Reports (Form 5500 Series) and accompanying schedules, summary pan descriptions, and the most recent determination letter from the Internal Revenue Service.

        (b)   With respect to each Parent Benefit Plan (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such Parent Benefit Plan satisfies the requirements of such sections and has received a favorable determination letter from the Internal Revenue Service (or has a determination letter application pending with the Internal Revenue Service) with respect to its qualification, and (except for any such plan with respect to which a determination letter application is pending with the Internal Revenue Service) its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each Parent Benefit Plan has been administered in substantial compliance with its terms and applicable Law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Material Adverse Effect on Parent; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Material Adverse Effect on Parent; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened other than ordinary claims for benefits; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Material Adverse Effect on Parent; (vi) all contributions due have been made on a timely basis; and (vii) except for defined benefit plans (if applicable), such Parent Benefit Plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.

        (c)   No Parent Benefit Plan (including for such purpose, any employee benefit plan described in Section 3(3) of ERISA which Parent or any Parent ERISA Affiliate maintained, sponsored or contributed to within the six-year period preceding the Merger I Effective Time) is (i) a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), (ii) a "multiple employer plan" (within the meaning of Section 413(c) of the Code) or (iii) except for the Forest Oil Corporation Pension Plan and The Retirement Income Plan for Employees of The Wiser Oil Company (collectively, the "Title IV Plans") subject to Title IV or Section 302 of ERISA or Section 412 of the Code. No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability, lien or encumbrance with respect to any Parent Benefit Plan, except for regular contributions and benefit payments in the ordinary course of plan business. With respect to each Title IV Plan, (i) Parent has made available to the Company the most recent actuarial report for such Title IV Plan, and there has been no material adverse change in the financial condition of such Title IV Plan from the date of such actuarial report to the date of this Agreement, (ii) there has been no "reportable event," as that term is defined in Section 4043 of ERISA and the regulations thereunder, that would require the giving of notice or any event requiring disclosure under

Section 4041(c)(3)(C) or 4063(a) of ERISA, (iii) all premiums due the Pension Benefit Guaranty Corporation (the "PBGC") have been paid, neither Parent nor any Parent ERISA Affiliate has filed a notice of intent to terminate such Title IV Plan and has not adopted any amendment to treat such Title IV Plan as terminated, the PBGC has not instituted, or threatened to institute, proceedings to treat any such Title IV Plan as terminated and no event has occurred or circumstance exists that may constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, such Title IV Plan.

        (d)   Except as set forth in Section 4.10(d) of the Parent Disclosure Letter, (i) no present or former employees of Parent or any of its Subsidiaries are covered by any Parent Employee Agreements or Parent Benefit Plans that provide or will provide any severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980B of the Code or Part 6 of Title I of ERISA) or any similar benefits, (ii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall cause any payments or benefits to any employee, officer or director of Parent or any of its Subsidiaries to be either subject to an excise Tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, and (iii) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement shall result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of Parent or any of its Subsidiaries, whether or not some other subsequent action or event would be required to cause such payment or benefit to be triggered, accelerated, delivered or increased.

        4.11    Litigation; Compliance with Law.

        (a)   Except for such Litigation expressly set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or that individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, (i) there is no Litigation pending or, to the knowledge of Parent, threatened in writing against, relating to or naming as a party thereto Parent or Merger Sub, or any of Parent's other Subsidiaries, any of their respective properties or assets or any of Parent's officers or directors (in their capacities as such), (ii) there is no order, judgment, decree, injunction or award of any Governmental Entity against and/or binding upon Parent, any of its Subsidiaries or any of Parent's officers or directors (in their capacities as such) and (iii) there is no Litigation that Parent or Merger Sub, or any of Parent's other Subsidiaries, has pending against other parties, where such Litigation is intended to enforce or preserve material rights of Parent or any of its Subsidiaries.

        (b)   Except as expressly set forth in the Parent SEC Documents filed and publicly available prior to the date of this Agreement or as individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent, each of Parent and its Subsidiaries has complied, and is in compliance with all Laws and Parent Permits which affect the respective businesses of Parent or any of its Subsidiaries, the Parent Real Property and/or Parent Assets, and Parent and its Subsidiaries have not been and are not in violation of any such Law or Parent Permit; nor has any notice, charge, Claim or action been received in writing by Parent or any of its Subsidiaries or been filed, commenced, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries alleging any violation of the foregoing, except for such violations or allegations of violations as individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (c)   Without limiting the generality of clause (b) above and mindful of the principles of the United States Foreign Corrupt Practices Act and other similar applicable foreign Laws, neither Parent nor any of its Subsidiaries, nor, in any such case, any of their respective Representatives has (i) made, offered or authorized any payment or given or offered anything of value directly or indirectly (including through a friend or family member with personal relationships with government officials) to an official of any government for the purpose of influencing an act or decision in his official capacity or inducing him to use his influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws, (ii) made, offered or authorized any payment to any Governmental Entity, political party or political candidate for the purpose of influencing any official act or decision, or inducing such Person to use any influence with that government with respect to Parent or any of its Subsidiaries in violation of the United States Foreign Corrupt Practices Act or other similar applicable foreign Laws or (iii) taken any action that would be reasonably likely to subject Parent or any of its Subsidiaries to any material liability or penalty under any and all Laws of any Governmental Entity.

        (d)   Parent and its Subsidiaries hold all licenses, permits, certifications, variances, consents, authorizations, waivers, grants, franchises, concessions, exemptions, orders, registrations and approvals of Governmental Entities or other Persons necessary for the ownership, leasing, operation, occupancy and use of the Parent Real Property, Parent Assets and the conduct of their respective businesses as currently conducted ("Parent Permits"), except where the failure to hold such Parent Permits individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. Neither Parent nor any of its Subsidiaries has received notice that any Parent Permit will be terminated or modified or cannot be renewed in the ordinary course of business, and Parent has no knowledge of any reasonable basis for any such termination, modification or nonrenewal, in each case except for such terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Parent. The execution, delivery and performance of this Agreement and the consummation of the Mergers or any other transactions contemplated hereby do not and will not violate any Parent Permit, or result in any termination, modification or nonrenewal thereof, except in each case for such violations, terminations, modifications or nonrenewals that individually or in the aggregate have not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (e)   This Section 4.11 does not relate to matters with respect to (i) Parent Benefit Plans, ERISA and other employee benefit matters (which are the subject of Section 4.10), (ii) Tax Laws and other Tax matters (which are the subject of Section 4.14), (iii) Environmental Laws (which are the subject of Section 4.15) and (iv) labor matters (which are the subject of Section 4.17).

        4.12    Intellectual Property.

        (a)   Except as individually or in the aggregate would not be reasonably likely to have or result in, a Material Adverse Effect on Parent:

          (i)    Parent, or one of its Subsidiaries, is the sole and exclusive owner of, or possesses adequate licenses or other rights to use, all Intellectual Property used in the present conduct of the businesses of Parent and its Subsidiaries ("Parent IP Rights"), free and clear of all security interests (except Permitted Liens) including but not limited to liens, charges, mortgages, title retention agreements or title defects;

          (ii)   to Parent's knowledge, no consent, co-existence or settlement agreements, judgments, or court orders limit or restrict Parent's or any of its Subsidiary's ownership rights in and to any Intellectual Property owned by them;

          (iii)  the conduct of the business of Parent and its Subsidiaries as presently conducted does not, to the knowledge of Parent, infringe or misappropriate any third Person's Intellectual Property; or

          (iv)  to the knowledge of Parent, no third Person is infringing or misappropriating any Intellectual Property, owned by Parent or its Subsidiaries, and to the knowledge of Parent there is no litigation pending or threatened in writing by or against Parent or any of its Subsidiaries, nor, to the knowledge of Parent, has Parent or any of its Subsidiaries received any written charge, claim, complaint, demand, letter or notice, that asserts a claim (a) alleging that any or all of Parent IP Rights infringe or misappropriate any third party's Intellectual Property, or (b) challenging the ownership, use, validity, or enforceability of any Parent IP Right.

        (b)   All Intellectual Property owned by Parent or its Subsidiaries that is the subject of an application for registration or a registration ("Registered Parent IP") is to the knowledge of Parent, in force, and all application, renewal and maintenance fees in relation to all Registered Parent IP have been paid to date, except for any Registered Parent IP that Parent has abandoned, not renewed or allowed to expire.

        (c)   Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent, to Parent's knowledge (i) there does not exist, nor has Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any material contracts related to Parent IP Rights, and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such material contracts relating to Parent IP Rights to exercise any rights such party or parties have to cancel, terminate or repudiate such material contract relating to Parent IP Rights or exercise remedies thereunder.

        4.13    Material Contracts.

        (a)   Except for such agreements or arrangements that are included as exhibits to the Parent SEC Documents filed and publicly available prior to the date of this Agreement and except as set forth in Section 4.13(a) of the Parent Disclosure Letter, and except for this Agreement, as of the date of this Agreement, neither the Parent nor any of its Subsidiaries is a party to or bound by any material contract, arrangement, commitment or understanding (whether written or oral) (i) which is an employment agreement between the Parent, on the one hand, and its officers and key employees, on the other hand, (ii) which, upon the consummation of the Mergers or any other transaction contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any material payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any material payment or benefits, from Parent, Merger Sub, the Company or the Surviving Entity or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing, (iii) which is a material contract (as defined in Item 601(b)(10)(i) or 601(b)(10)(ii) of Regulation S-K of the SEC) to be performed after the date of this Agreement, (iv) which expressly limits the ability of the Parent or any Subsidiary of the Parent, or would limit the ability of the Surviving Entity (or any of its affiliates) after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time, in each case, if such limitation is or is reasonably likely to be material to the Parent and its Subsidiaries, taken as a whole, or, following the Merger I Effective Time, to the Surviving Entity and its affiliates, taken as a whole, (v) which is a material joint venture agreement, joint operating agreement, partnership agreement or other similar contract or agreement involving a sharing of profits and expenses with one or more third Persons, (vi) the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) or (vii) which is a shareholder rights agreement or which otherwise provides for the issuance of any securities in respect of this Agreement or the Mergers. Each contract, arrangement, commitment or understanding of the type described in this Section 4.14(a), whether or not included as an exhibit to Parent SEC Documents, is referred to herein as a "Parent Material Contract," and for purposes of Section 5.1(r) and the bringdown of Section 4.14(b) pursuant to Section 6.2(a), "Parent Material Contract" shall include as of date entered into any such contract, arrangement, commitment or understanding that is entered into after the date of this Agreement. Parent has previously made available to the Company true, complete and correct copies of each Parent Material Contract that is not included as an exhibit to Parent SEC Documents. For the avoidance of doubt, the Parent's charter constitutes a Parent Material Contract.

        (b)   Each Parent Material Contract is valid and binding and in full force and effect and Parent and each of its Subsidiaries have performed all obligations required to be performed by them to date under each Parent Material Contract, except where such failure to be valid and binding or in full force and effect or such failure to perform individually or in the aggregate has not had and would not be reasonably likely to have or result in a Material Adverse Effect on Parent. Except for such matters as individually or in the aggregate have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Parent, to the Parent's knowledge, (i) there does not exist, nor has the Parent or any of its Subsidiaries received written notice of, any breach of or violation or default under, any of the terms, conditions or provisions of any Parent Material Contract and (ii) neither Parent nor any of its Subsidiaries has received written notice of the desire of the other party or parties to any such Parent Material Contract to exercise any rights such party has to cancel, terminate or repudiate such Parent Material Contract or exercise remedies thereunder. Each Parent Material Contract is enforceable by Parent or a Subsidiary of Parent in accordance with its terms, except as such enforcement may be subject to or limited by (x) bankruptcy, insolvency, reorganization, moratorium or other Laws, now or hereafter in effect, affecting creditors' rights generally and (y) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity) or except where such unenforceability individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (c)   Except as disclosed in Section 4.13(c) of the Parent Disclosure Letter, the Oil and Gas Interests of Parent and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, except for Permitted Liens or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, except as set forth in the Parent SEC Documents filed and publicly available prior to the date hereof, no Parent Material Contract contains any provision that prevents Parent or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Parent and its Subsidiaries in accordance with historical practices.

        (d)   Except as disclosed in Section 4.13(d) of the Parent Disclosure Letter, as of the date of this Agreement, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that Parent or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Parent or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

        (e)   There are no provisions applicable to the material Oil and Gas Interests reflected in any Reserve Report of Parent or any of its Subsidiaries that increase the royalty percentage of the lessor thereunder in a manner that is not accounted for in such Reserve Report; and none of the Oil and Gas Interests of the Company and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

        4.14    Taxes.

        (a)   (i) Except as set forth in Section 4.14(a) of the Parent Disclosure Letter, all material Returns required to be filed by or with respect to Parent and its Subsidiaries have been filed in accordance with all applicable Laws and all such Returns are true, correct and complete in all material respects, (ii) Parent and its Subsidiaries have timely paid all material Taxes due or claimed to be due, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, (iii) all material Employment and Withholding Taxes and any other material amounts required to be withheld with respect to Taxes have been withheld and either duly and timely paid to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws and all material sales or transfer Taxes required to be collected by Parent or any of its Subsidiaries have been duly and timely collected, or caused to be collected, and either duly and timely remitted to the proper Governmental Entity or properly set aside in accounts for such purpose in accordance with applicable Laws, (iv) the charges, accruals and reserves for Taxes with respect to Parent and its Subsidiaries reflected in Parent Balance Sheet are adequate under GAAP to cover Tax liabilities accruing through the date thereof, (v) no deficiencies for any material Taxes have been asserted or assessed, or, to the knowledge of Parent, proposed, against Parent or any of its Subsidiaries that have not been paid in full, except for those Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent, and (vi) there is no action, suit, proceeding, investigation, audit or claim underway, pending or, to the knowledge of Parent, threatened or scheduled to commence, against or with respect to Parent or any of its Subsidiaries in respect of any material Tax.

        (b)   Except as disclosed in Section 4.14(b) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has been included in any "consolidated," "unitary" or "combined" Return (other than Returns which include only Parent and any Subsidiaries of Parent) provided for under the Laws of the United States, any foreign jurisdiction or any state or locality or could be liable for the Taxes of any other Person as a successor or transferee.

        (c)   Except as disclosed in Section 4.14(c) of the Parent Disclosure Letter or as may be filed as exhibits to the Parent SEC Documents filed and publicly available prior to the date of this Agreement, there are no Tax sharing, allocation, indemnification (other than indemnification provisions included in agreements entered into in the ordinary course of business) or similar agreements in effect as between Parent or any of its Subsidiaries or any predecessor or affiliate of any of them and any other party under which Parent or any of its Subsidiaries could be liable for any Taxes of any party other than Parent or any Subsidiary of Parent.

        (d)   Except as disclosed in Section 4.14(d) of the Parent Disclosure Letter, neither Parent nor any of its Subsidiaries has, as of the Closing Date, entered into an agreement or waiver extending any statute of limitations relating to the payment or collection of material Taxes or the time with respect to the filing of any Return relating to any material Taxes.

        (e)   There are no Liens for material Taxes on any asset of Parent or its Subsidiaries, except for Permitted Liens and Liens for Taxes being contested in good faith and for which adequate reserves have been established in the financial statements of Parent.

        (f)    Neither Parent nor its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, closing agreement or similar ruling, memorandum or agreement with any taxing authority with respect to any material Taxes, nor is any such request outstanding.

        (g)   Each of Parent and its Subsidiaries has disclosed on its Returns all positions taken therein that could give rise to a substantial understatement of Tax within the meaning of Section 6662 of the Code.

        (h)   Neither Parent nor its Subsidiaries has entered into, has any liability in respect of, or has any filing obligations with respect to, any transaction that constitutes a "reportable transaction," as defined in Section 1.6011-4(b)(1) of the Treasury Regulations.

        (i)    Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) or (ii) "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Law) executed on or prior to the Closing Date.

        (j)    Except as disclosed in Section 4.14(j) of the Parent Disclosure Letter, since January 1, 2000, neither Parent nor any of its Subsidiaries has undergone an "ownership change" pursuant to Section 382(g) of the Code.

        (k)   Except as disclosed in Section 4.14(k) of the Parent Disclosure Letter, since June 30, 2004, none of Parent nor any of its Subsidiaries has been a distributing corporation or a controlled corporation for purposes of Section 355 of the Code.

        (l)    Parent has made (or will, upon request, make) available to the Company correct and complete copies of (i) all U.S. federal Returns of Parent and its Subsidiaries relating to taxable periods ending on or after December 31, 2003, filed through the date hereof, (ii) any audit report (or notice of proposed adjustment to the extent not "included" in an audit report) within the last three years relating to any material Taxes due from or with respect to Parent or any of its Subsidiaries and (iii) any substantive and non-privileged correspondence and memoranda relating to the matters described in clauses (i) and (ii) of this Section 4.14(l).

        4.15    Environmental Matters.

        (a)   Parent and each of its Subsidiaries is in compliance with all applicable Environmental Laws except where failure to be in compliance, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (b)   There is no Environmental Claim pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of Law, except for any such Environmental Claims which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (c)   To the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including the Release or presence of any Hazardous Material, which would be reasonably likely to form the basis of any Environmental Claim against Parent or any of its Subsidiaries or, to the knowledge of Parent, against any Person whose liability for any Environmental Claim Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law which, individually or in the aggregate, would be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (d)   There is no Cleanup of Hazardous Materials being conducted or planned at any property currently or, to the knowledge of Parent, formerly owned or operated by Parent or any of its Subsidiaries, except for such Cleanups which, individually or in the aggregate, would not be reasonably likely to have or result in, a Material Adverse Effect on Parent.

        (e)   To the knowledge of Parent, no Parent Asset has been involved in any Release or threatened Release of a Hazardous Material, except for such Releases which individually or in the aggregate would not be reasonably likely to have or result in a Material Adverse Effect on Parent.

        (f)    Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Entities under all Environmental Laws required for the operation of the businesses of Parent and its Subsidiaries as currently conducted and, to the knowledge of Parent, there are no pending or threatened, actions or proceedings alleging violations of or seeking to modify, revoke or deny renewal of any such material approvals, permits, licenses, registrations and similar authorizations.

        4.16    Parent Assets.     Parent has good and defensible title to all oil and gas properties forming the basis for the reserves reflected in the Parent Reserve Report as attributable to Oil and Gas Interests owned by Parent and its Subsidiaries and has good and valid title to, or valid leasehold interests or other contractual rights in, all other tangible properties and assets (real, personal or mixed) of Parent and its Subsidiaries (such oil and gas properties and other properties and assets are herein referred to as the "Parent Assets"), with respect to both the oil and gas properties and all other Parent Assets, free and clear of all Liens except for (a) Permitted Liens and (b) Liens associated with obligations reflected in the Parent Reserve Report. The oil and gas leases and other agreements that provide Parent and its Subsidiaries with operating rights in the oil and gas properties reflected in the Parent Reserve Report and all other leases and agreements that provide Parent and its Subsidiaries with operating rights in the other Parent Assets are legal, valid and binding and in full force and effect; the rentals, royalties and other payments due thereunder have been properly paid and, to Parent's knowledge, there is no existing default (or event that, with notice or lapse of time or both, would become a default) under any of such oil and gas leases or agreements or other leases or agreements, except as would not, individually or in the aggregate, have a Material Adverse Effect on Parent. Parent and its Subsidiaries (as the case may be) have maintained all of the Parent Assets owned on the date hereof in working order and operating condition, subject only to ordinary wear and tear. Parent has not received any material advance, take-or-pay or other similar payments that entitle purchasers of production to receive deliveries of Hydrocarbons without paying therefor, and, on a net, company-wide basis, Parent is neither underproduced nor overproduced, in either case to any material extent, under gas balancing or similar arrangements. No Person has any call on, option to purchase or similar rights with respect to the production of Hydrocarbons attributable to any of the Parent Assets, except any such call, option or similar right at market prices.

        4.17    Insurance.     Parent and its Subsidiaries have made available to the Company a true, complete and correct copy of each insurance policy or the binder therefor with respect to their business. All premiums due on such policies have been paid, and there is no existing default or notice of non-renewal, except for such defaults or notices as would not constitute a Material Adverse Effect on Parent.

        4.18    Labor Matters; Employees.

        (a)   (i) There is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable Law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers' Compensation claims, sexual harassment complaints or demand letters or threatened claims.

        (b)   Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or any of its Subsidiaries, or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law, in each case that could reasonably be expected to have a Material Adverse Effect on Parent.

        4.19    Affiliate Transactions.     Section 4.19 of the Parent Disclosure Letter contains a complete and correct list of all material agreements, contracts, transfers of assets or liabilities or other commitments or transactions (other than Parent Benefit Plans described in Section 4.10 of the Parent Disclosure Letter), whether or not entered into in the ordinary course of business, to or by which Parent or any of its Subsidiaries, on the one hand, and any of their respective affiliates (other than Parent or any of its direct or indirect wholly owned Subsidiaries) on the other hand, are or have been a party or otherwise bound or affected, and that (a) are currently pending, in effect or have been in effect at any time since December 31, 2005 or (b) involve continuing liabilities and obligations that, individually or in the aggregate, have been, are or will be material to Parent and its Subsidiaries taken as a whole.

        4.20    Derivative Transactions and Hedging.     Section 4.20 of the Parent Disclosure Letter contains a complete and correct list of all Derivative Transactions (including each outstanding commodity or financial hedging position) entered into by Parent or any of its Subsidiaries or for the account of any of its customers as of the date of this Agreement. All material Derivative Transactions were, and any material Derivative Transactions entered into after the date of this Agreement will be, entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Parent and its Subsidiaries, and were, and will be, entered into with counterparties believed at the time and still believed to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such material Derivative Transactions. Parent and each of its Subsidiaries have, and will have, duly performed all of their respective obligations under the material Derivative Transactions to the extent that such obligations to perform have accrued, and, to the knowledge of Parent, there are and will be no breaches, violations, collateral deficiencies, requests for collateral or demands for payment, or defaults or allegations or assertions of such by any party thereunder.

        4.21    Disclosure Controls and Procedures.     Parent has established and maintains "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) of the Exchange Act) that are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Except as disclosed in Section 4.21 of the Parent Disclosure Letter, neither Parent nor its independent auditors have identified any "significant deficiencies" or "material weaknesses" in Parent's or any of its Subsidiaries' internal controls as contemplated under Section 404 of the Sarbanes-Oxley Act.

        4.22    Investment Company.     Neither Parent nor any of its Subsidiaries is an "investment company," a company "controlled" by an "investment company," or an "investment adviser" within the meaning of the Investment Company Act or the Advisers Act.

        4.23    Rights Agreement.     Parent has taken all action so that the entering into of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the Parent Rights Agreement or enable or require the Parent Rights to be exercised, distributed or triggered except for the Parent Rights to be provided as part of the Merger Consideration.

        4.24    Recommendation of Parent Board of Directors; Opinion of Financial Advisor.

        (a)   The Board of Directors of Parent (the "Parent Board"), at a meeting duly called and held, duly adopted resolutions unanimously (i) determining that this Agreement, the transactions contemplated hereby and the Parent Proposal are advisable to, and in the best interests of, the shareholders of Parent, (ii) approving this Agreement, the transactions contemplated hereby and the Parent Proposal, (iii) resolving to recommend approval and adoption of the Parent Proposal to the shareholders of Parent and (iv) directing that the Parent Proposal be submitted to Parent's shareholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

        (b)   The Parent Board has received an opinion of Credit Suisse Securities (USA) LLC to the effect that, as of the date of this Agreement, the Merger Consideration to be paid by Parent in the Mergers is fair, from a financial point of view, to Parent. A true, complete and correct copy of such opinion will promptly be delivered to the Company by Parent solely for informational purposes after receipt thereof.

        4.25    Required Vote by Parent Shareholders.     The affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting (the "Parent Required Vote") to authorize the issuance of Parent Common Stock pursuant to this Agreement under Rule 312.02 of the NYSE (the "Parent Proposal") is the only vote of the holders of capital stock of Parent necessary to approve the transactions contemplated by this Agreement; provided, however, that in order to approve the Plan Amendment, the affirmative vote of the holders of a majority of votes cast at a meeting at which a majority of the outstanding shares of Parent Common Stock are present and voting is required.

        4.26    Voting Agreements.     Neither Parent nor Merger Sub has entered into or received any voting or similar agreement from any stockholder of the Company with respect to this Agreement or the transactions contemplated hereby, except that, concurrently and simultaneously with the execution and delivery of this Agreement, Parent has entered into a voting agreement with JANA Master Fund, Ltd. and JANA Piranha Master Fund, Ltd. (the "Voting Agreement"). A form of the Voting Agreement is set forth in Section 4.26 of the Parent Disclosure Letter.

        4.27    Brokers.     Except for Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc. ("JPMorgan") and JPMorgan Chase Bank, N.A. ("JPMCB"), no broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries. Parent is solely responsible for the fees and expenses of Credit Suisse Securities (USA) LLC, JPMorgan and JPMCB as and to the extent set forth in their respective engagement or fee letters.

        4.28    Ownership of Company Common Stock.     Immediately prior to Parent entering into the Voting Agreement, (i) neither Parent nor Merger Sub owns shares of Company Common Stock (excluding attribution by virtue of "affiliates" or "associates," and to the knowledge of Parent as of the date hereof, neither Parent nor Merger Sub, and none of the "affiliates" or "associates") of Parent or

Merger Sub, directly or indirectly "owns" more than 250,000 shares of Company Common Stock in the aggregate and (ii) neither Parent nor Merger Sub nor any of their "affiliates" or "associates" within the last three years has owned 15% or more of the outstanding shares of Company Common Stock in the aggregate (as such terms are defined in Section 203 of the DGCL).

        4.29    Reorganization.     Neither Parent nor, to the knowledge of Parent, any of its affiliates, has taken or agreed to take any action that would prevent the Mergers from constituting a reorganization within the meaning of Section 368(a) of the Code.

        4.30    Financing.     Parent has received a commitment letter (including the term sheet referenced therein, but excluding the fee letter referenced therein) from JPMCB (the "Commitment Letter") whereby such financial institution has committed, upon the terms and subject to the conditions set forth therein, to provide, debt financing that, when combined with Parent's other sources of financing (including cash on hand), is sufficient to fund the cash portion of the Merger Consideration and the expenses of Parent and Merger Sub in connection with the Mergers. Parent has delivered to the Company a true, complete and correct copy of the letter referred to in this Section 4.30 as in effect on the date hereof (including any amendments in effect through the date of this Agreement). As of the date hereof, the Commitment Letter is in full force and effect. The obligations of the financing sources to fund the commitments under the Commitment Letter are not subject to any conditions other than as set forth in the Commitment Letter. No event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Commitment Letter by Parent or if alternative Financing has been arranged by Parent, under such alternative Financing. Parent has no knowledge of any facts or circumstances that are reasonably likely to result in (i) any of the conditions set forth in the Commitment Letter not being satisfied (or if alternative Financing has been arranged by Parent any of the conditions set forth in such alternative Financing not being satisfied), or (ii) the funding contemplated in the Commitment Letter (or in such alternative Financing) not being made available to Parent on a timely basis in order to consummate the transactions contemplated by this Agreement.

        4.31    No Other Representations or Warranties.     Except for the representations and warranties contained in this Article IV, neither Parent nor any other Person makes any other express or implied representation or warranty on behalf of Parent or any of its affiliates in connection with this Agreement or the transactions contemplated hereby.

ARTICLE V
COVENANTS

        5.1    Interim Operations of the Company.     The Company covenants and agrees as to itself and its Subsidiaries that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.1 of the Company Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by Parent after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

        (a)   the business of the Company and its Subsidiaries shall be conducted only in the ordinary course consistent with past practices, and the Company shall use reasonable best efforts to preserve intact its business organization and goodwill and the business organization and goodwill of its Subsidiaries and to keep available the services of their current officers and key employees and preserve and maintain existing relations with customers, suppliers, officers, employees and creditors;

        (b)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) enter into any new line of business, or (ii) incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than 110% of, and during the same time period set forth in, the 2007 monthly operating plan previously made available to Parent or as may be reasonably required to conduct emergency operations on any well, pipeline or other facility;

        (c)   the Company shall not, nor shall it permit any of its Subsidiaries to, amend its certificate of incorporation or bylaws or similar organizational documents;

        (d)   the Company shall not, nor shall it permit any of its Subsidiaries (other than direct or indirect wholly owned Subsidiaries) to, declare, set aside or pay any dividend or other distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests; and the Company shall not, nor shall it permit any of its Subsidiaries to (i) adjust, split, combine or reclassify any capital stock or other equity interests or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or of any other such securities or agreements of the Company or any of its Subsidiaries, other than issuances (A) of shares of Company Common Stock pursuant to the Company Options or Company Awards outstanding on the date of this Agreement, (B) of Company Options in an amount consistent with past practice to non-officer employees hired after the date hereof in the ordinary course of business consistent with past practice, (C) by a wholly owned Subsidiary of the Company of such Subsidiary's capital stock or other equity interests to the Company or any other wholly owned Subsidiary of the Company, or (D) pursuant to the Company Rights or the Company Rights Agreement in effect on the date of this Agreement, or (ii) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock or any other securities or agreements of the type described in clause (i) of this Section 5.1(d), except as (1) required by the terms of any capital stock of, or other equity interests in, the Company or any of its Subsidiaries outstanding on the date of this Agreement, (2) contemplated by any Company Benefit Plan existing on the date of this Agreement and included in Section 3.10(a)(1) of the Company Disclosure Letter or (3) contemplated by any employment agreement of the Company existing on the date of this Agreement and included in Section 3.10(a)(2) of the Company Disclosure Letter;

        (e)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) grant any increase in the compensation (including base salary and target bonus) or benefits payable to any officer of the Company or any of its Subsidiaries; (ii) except in connection with promotions on a basis consistent with past practices, grant any increase in the compensation or benefits payable to any non-officer of the Company or any of its Subsidiaries; except that notwithstanding (i) and (ii) above, the Company may pay incentive compensation bonuses for 2006; provided, however, that the Company shall not pay officers and employees bonuses in the aggregate amount in excess of 125% of the amount set forth in Section 5.1 of the Company Disclosure Letter and, with respect to officers, in no event in an amount greater than the calculated amount expressly provided for in the Company's Annual Incentive Compensation Plan as approved by the Company's Compensation and Management Development Committee (determined without regard to any discretion of such committee to increase any bonus pools under such plan) (but, with respect to each officer, in no event greater than 125% of such officer's target bonus for 2006), (iii) except as required to comply with applicable Law or any agreement in existence on the date of this Agreement or as expressly provided in this Agreement, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any bonus, incentive compensation, deferred compensation, severance, termination, change in control, retention, hospitalization or other medical, life, disability, insurance or other welfare, profit sharing, stock option, stock appreciation right, restricted stock or other equity based, pension, retirement or other employee compensation or benefit plan, program agreement or arrangement or (iv) enter into or amend any employment agreement or, except in accordance with existing contracts or agreements, grant any severance or termination pay to any officer, director or employee of the Company or any of its Subsidiaries other than amendments in the form of Exhibit B hereto (except for nonsubstantive changes to conform to the underlying agreement) or made for purposes of complying with Section 409A of the Code;

        (f)    the Company shall not, nor shall it permit any of its Subsidiaries to, change its methods of accounting in effect at December 31, 2005, except changes in accordance with GAAP and applicable Law as concurred with by the Company's independent auditors;

        (g)   the Company shall not, nor shall it permit any of its Subsidiaries to, acquire by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any Person or other business organization, division or business of such Person or other than in the ordinary course of business consistent with past practices or disclosed in Section 5.1(g) of the Company Disclosure Letter, any material assets; provided, however, that the foregoing shall not be deemed to prohibit a merger involving only one of the Company's wholly owned Subsidiaries, on the one hand, and another of the Company's wholly owned Subsidiaries on the other hand or the acquisition of assets to the extent permitted by Section 5.1(b);

        (h)   the Company shall not, nor shall it permit any of its Subsidiaries to, sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the Company Assets, except for (A) the sale of Hydrocarbons in the ordinary course of business consistent with past practice, (B) any sale, lease or disposition pursuant to agreements existing on the date of this Agreement and entered into in the ordinary course of business or disclosed in Section 5.1(h) of the Company Disclosure Letter, or (C) any sale, lease or disposition in an arms length transaction to an unrelated Person, for not less than fair market value and not in excess of $5.0 million individually or $10.0 million in the aggregate;

        (i)    the Company shall not, nor shall it permit any of its Subsidiaries to, mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the Company Assets;

        (j)    except for Taxes, to which Section 5.1(l) shall apply, the Company shall not, nor shall it permit any of its Subsidiaries to, (i) except as set forth in clause (ii) below, pay, discharge or satisfy any material Claims (including claims of stockholders), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any material payment except for the payment, discharge or satisfaction of liabilities or obligations in accordance with the terms of the Company Material Contracts as in effect on the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice and not in violation of this Agreement, in each case to which the Company or any of its Subsidiaries is a party, or (ii) compromise, settle, grant any waiver or release relating to any Litigation, other than settlements or compromises of Litigation covered by insurance or where the amount paid or to be paid does not exceed $5.0 million for any individual Claim or series of related Claims, or $10.0 million in the aggregate for all Claims;

        (k)   the Company shall not, nor shall it permit any of its Subsidiaries to, engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement insofar as such agreements are disclosed in Section 3.19 of the Company Disclosure Letter), or enter into any agreement, arrangement, or understanding, directly or indirectly, with any of the Company's affiliates; provided, that for the avoidance of doubt, for purposes of this clause (k), the term "affiliates" shall not include any employees of the Company or any of its Subsidiaries, other than the directors and executive officers thereof and employees who share the same household with such directors and executive officers;

        (l)    the Company shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize any indemnities for Taxes, extend any period for assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of the Company and its Subsidiaries taken as a whole;

        (m)  the Company shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on the Company or (iii) materially impair or delay consummation of the Mergers or the other transactions contemplated hereby;

        (n)   the Company shall not, nor shall it permit any of its Subsidiaries to, adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Mergers) or any agreement relating to an Acquisition Proposal, except for Acceptable Confidentiality Agreements and except as permitted in Section 5.1(g);

        (o)   the Company shall not, nor shall it permit any of its Subsidiaries to, (i) incur or assume any indebtedness except indebtedness incurred and letters of credit issued under the Company Credit Agreement in the ordinary course of business, (ii) modify any material indebtedness or other liability to increase the Company's (or any of its Subsidiaries') obligations with respect thereto, (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a wholly owned Subsidiary of the Company), except in the ordinary course of business and consistent with past practice and in no event exceeding $1.0 million in the aggregate, (iv) make any loans, advances or capital contributions to, or investments in, any other Person (other than to wholly owned Subsidiaries of the Company, or by such Subsidiaries to the Company, or customary loans or advances to employees consistent with past practice or short-term investments of cash in the ordinary course of business in accordance with the Company's cash management procedures), or (v) enter into any material commitment or transaction, except in the ordinary course of business and consistent with past practice and in no event exceeding $5.0 million in the aggregate, except as permitted under Section 5.1(b); provided, however, that the restrictions in this Section 5.1(o) shall not prohibit the incurrence of any long-term debt or short-term indebtedness or other liability or obligation by the Company that is owed to any wholly owned Subsidiary of the Company or by any wholly owned Subsidiary of the Company that is owed to the Company or another wholly owned Subsidiary of the Company;

        (p)   the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any agreement, understanding or commitment that materially restrains, limits or impedes the ability of the Company or any Subsidiary of the Company, or would materially limit the ability of the Surviving Entity or any affiliate of the Surviving Entity after the Merger I Effective Time, to compete in or conduct any line of business or compete with any Person or in any geographic area or during any period of time;

        (q)   the Company shall not, nor shall it permit any of its Subsidiaries to, enter into any material joint venture, partnership or other similar arrangement or materially amend or modify in an adverse manner the terms of (or waive any material rights under) any existing material joint venture, partnership or other similar arrangement (other than any such action between its wholly owned Subsidiaries);

        (r)   the Company shall not, nor shall it permit any of its Subsidiaries to, terminate any Company Material Contract to which it is a party or waive or assign any of its rights or Claims under any Company Material Contract in a manner that is materially adverse to the Company or, except in the ordinary course of business consistent with past practice, modify or amend in any material respect any Company Material Contract;

        (s)   the Company shall not make or assume any Derivative Transaction with a duration of more than 90 days or enter into any agreement to sell Hydrocarbons other than in the ordinary course of business at market pricing and in no event with a duration of more than 90 days; and

        (t)    the Company shall not, nor shall it permit any of its Subsidiaries to, enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

        5.2    Interim Operations of Parent.     Parent covenants and agrees that during the period from the date of this Agreement until the Merger I Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (w) set forth in Section 5.2 of the Parent Disclosure Letter, (x) expressly contemplated or permitted by this Agreement, including without limitation Section 5.3 of this Agreement, (y) required by applicable Law, or (z) consented to in writing by the Company after the date of this Agreement and prior to the Merger I Effective Time (which consent shall not be unreasonably withheld, delayed or conditioned):

        (a)   the business of Parent and its Subsidiaries shall be conducted only in the ordinary course substantially consistent with past practice; provided, however, that neither the foregoing nor anything to the contrary in this Agreement shall be deemed to prohibit Parent or any of its Subsidiaries from engaging in any acquisition or divestiture transaction that does not constitute an Acquisition Proposal for Parent and would not reasonably be expected to have a Material Adverse Effect on Parent or materially impair or delay the consummation of the transactions contemplated by this Agreement;

        (b)   Parent shall not, nor shall it permit any of its Subsidiaries to, take any action that would reasonably be expected to (i) result in any of the conditions to the Merger set forth in Article VI not being satisfied, (ii) result in a Material Adverse Effect on Parent or (iii) materially impair or delay consummation of the Mergers or the other transaction contemplated hereby;

        (c)   Parent shall not, nor shall it permit any Subsidiary of Parent that is not wholly owned by Parent to, declare, set aside or pay any extraordinary, special or other dividend or distribution, whether payable in cash, stock or any other property or right, with respect to its capital stock or other equity interests;

        (d)   Parent shall not change its methods of accounting in effect at December 31, 2005, except changes in accordance with GAAP or applicable Law as concurred with by Parent's independent auditors;

        (e)   Parent shall not amend its certificate of incorporation or bylaws in a manner that adversely affects the terms of the Parent Common Stock;

        (f)    Parent shall not, and shall use its reasonable best efforts to cause its affiliates and associates not to acquire ownership or become an "owner" for the purposes of Section 203 of the DGCL of any shares of any voting securities of the Company, other than shares so owned as of the date of this Agreement or shares owned as a result of Parent and Merger Sub entering into the Voting Agreement or acquired pursuant to this Agreement;

        (g)   Parent shall not adopt or enter into a plan of complete or partial liquidation or dissolution;

        (h)   Parent shall not, nor shall it permit any of its Subsidiaries to, make any change to any material Tax method of accounting, make or change any material Tax election, authorize or undertake any indemnities for Taxes, extend any period the assessment of any Tax, file any request for ruling or determination, amend any material Return (including by way of a claim for refund) or settle or compromise any material Tax liability, except where such action would not have a material effect on the Tax position of Parent and its Subsidiaries taken as a whole; and

        (i)    Parent shall not enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

        5.3    Acquisition Proposals.

        (a)   The Company agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and the Company shall, and shall cause its Subsidiaries to, cause their respective officers, directors, investment bankers, attorneys, accountants, financial advisors, agents and other representatives (collectively, "Representatives") not to, (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to the Company, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to the Company or any of its Subsidiaries or afford access to the properties, books or records of the Company or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to the Company or to any Person that the Company, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to the Company, or (iii) accept an Acquisition Proposal with respect to the Company or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(a)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to the Company or (y) that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of the Company's Subsidiaries or by any Representative of the Company or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.3(a) with respect to a third party at any time prior to obtaining the Company Required Vote if, prior to such vote, (x) the Company receives a bona fide written Acquisition Proposal with respect to the Company from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by the Company or any of its Subsidiaries or any of their respective Representatives after the date and in violation of this Agreement), (y) the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal with respect to the Company, and (z) the Company Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that the third party making such Acquisition Proposal has the financial and legal capacity to consummate such Acquisition Proposal, provided that the Company shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(a). Nothing contained in this Section 5.3 shall prohibit the Company or the Company Board from taking and disclosing to the Company's stockholders a position with respect to an Acquisition Proposal with respect to the Company pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

        (b)   The Company agrees that in addition to the obligations of the Company set forth in paragraph (a) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after the Company's receipt thereof), the Company shall advise Parent in writing of any request for information from a Person that has made, or the Company reasonably believes may be contemplating, an Acquisition Proposal with respect to the Company or any Acquisition Proposal with respect to the Company received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to the Company, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall provide to Parent any non-public information concerning the Company or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to the Company which was not previously provided to Parent as promptly as practicable after it provides such information to such other Person. The Company shall keep Parent fully informed of the status of any Acquisition Proposals with respect to the Company (including the identity of the parties and price involved and any material changes to any terms and conditions thereof).

        (c)   Neither (i) the Company Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or amend or modify in a manner adverse to Parent or Merger Sub), the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Mergers or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to the Company (any action described in this clause (i) being referred to as a "Company Adverse Recommendation Change") nor (ii) shall the Company or any of its Subsidiaries execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.3(a)) (each an "Acquisition Agreement") with respect to the Company or (B) requiring it to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Required Vote, and subject to the Company's compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Company Board may make a Company Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with outside legal counsel, that the failure to make a Company Adverse Recommendation Change described in clause (A) of the definition thereof would be reasonably expected to be inconsistent with its fiduciary duties to the stockholders of the Company, and (ii) provides written notice to Parent (a "Company Notice of Change") advising Parent that the Company Board is contemplating making such Company Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Company Board may not make such Company Adverse Recommendation Change until the fourth Business Day after receipt by Parent of the Company Notice of Change and (y) during such four Business Day period, at the request of Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Company Board not to make such Company Adverse Recommendation Change consistent with its fiduciary duties.

        (d)   Parent agrees that, except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries shall, and Parent shall, and shall cause its Subsidiaries to, cause their respective Representatives not to (i) directly or indirectly initiate, solicit or knowingly encourage or facilitate (including by way of furnishing non-public information) any inquiries regarding or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal with respect to Parent, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information relating to Parent or any of its Subsidiaries or afford access to the properties, books or records of Parent or any of its Subsidiaries to any Person that has made an Acquisition Proposal with respect to Parent or to any Person that Parent, any of its Subsidiaries or any of their respective Representatives knows or has reason to believe is contemplating making an Acquisition Proposal with respect to Parent, or (iii) accept an Acquisition Proposal with respect to Parent or enter into any agreement, including any letter of intent or agreement in principle (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the penultimate sentence of this Section 5.3(d)), (x) providing for, constituting or relating to an Acquisition Proposal with respect to

Parent or (y) that would require, or would have the effect of causing, Parent to abandon, terminate or fail to consummate the Mergers or the other transactions contemplated by this Agreement. Any violation of the foregoing restrictions by any of Parent's Subsidiaries or by any Representative of Parent or any of its Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Parent or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by Parent. Notwithstanding anything to the contrary in this Agreement, Parent and Parent Board may take any actions described in clause (ii) of this Section 5.3(d) with respect to a third party at any time prior to obtaining the Parent Required Vote if, prior to such approval, (x) Parent receives a bona fide written Acquisition Proposal with respect to Parent from such third party (and such Acquisition Proposal was not initiated, solicited, knowingly encouraged or facilitated by Parent or any of its Subsidiaries or any of their respective Representatives after the date and in violation of this Agreement) and (y) the Parent Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that such proposal constitutes or is reasonably likely to result in a Superior Proposal from the third party that made the applicable Acquisition Proposal with respect to Parent, and (z) the Parent Board determines in good faith by resolution duly adopted (after consultation with its financial advisors and outside legal counsel) that the third party making such Acquisition Proposal has the financial and legal capacity to consummate such Acquisition Proposal, provided that Parent shall not deliver any information to such third party without entering into an Acceptable Confidentiality Agreement; no actions taken in accordance with this sentence shall constitute a violation of clause (i) of this Section 5.3(d). Nothing contained in this Section 5.3 shall prohibit Parent or the Parent Board from taking and disclosing to Parent's shareholders a position with respect to an Acquisition Proposal with respect to Parent pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

        (e)   Parent agrees that in addition to the obligations of Parent set forth in paragraph (d) of this Section 5.3, as promptly as practicable after receipt thereof (but in no event more than 24 hours after Parent's receipt thereof), Parent shall advise the Company in writing of any request for information from a Person that has made, or Parent reasonably believes may be contemplating, an Acquisition Proposal with respect to Parent or any Acquisition Proposal with respect to Parent received from any Person, or any inquiry made or discussions or negotiations sought to be initiated or continued with respect to any Acquisition Proposal with respect to Parent, and the material terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and Parent shall promptly provide to the Company copies of any written materials received by Parent in connection with any of the foregoing and any correspondence related thereto, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. Parent agrees that it shall provide to the Company any non-public information concerning Parent or its Subsidiaries provided to any other Person or group in connection with any Acquisition Proposal with respect to Parent which was not previously provided to the Company as promptly as practicable after it provides such information to such other Person. Parent shall keep the Company fully informed of the status of any Acquisition Proposals with respect to Parent (including the identity of the parties and price involved and any material changes to any terms and conditions thereof).

        (f)    Neither (i) the Parent Board nor any committee thereof shall directly or indirectly (A) withdraw (or amend or modify in a manner adverse to the Company), or publicly propose to withdraw (or amend or modify in a manner adverse to the Company), the approval, recommendation or declaration of advisability by the Parent Board or any such committee thereof of this Agreement, the Mergers, the Parent Proposal or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal with respect to Parent (any action described in this clause (i) being referred to as a "Parent Adverse Recommendation Change"), nor (ii) shall Parent or any of its Subsidiaries execute or enter into, (A) any Acquisition Agreement with respect to Parent (other than an Acceptable

Confidentiality Agreement permitted pursuant to Section 5.3(d)) or (B) any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, requiring it to abandon, terminate or fail to consummate the Mergers or any other transaction contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Parent Required Vote, and subject to Parent's compliance at all times with the provisions of this Section 5.3 and Section 5.6, the Parent Board may make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof if the Parent Board (i) determines in good faith, after consultation with its outside legal counsel, that the failure to make a Parent Adverse Recommendation Change described in clause (A) of the definition thereof would be reasonably expected to be inconsistent with its fiduciary duties to the shareholders of Parent, and (ii) provides written notice to the Company (a "Parent Notice of Change") advising the Company that the Parent Board is contemplating making such Parent Adverse Recommendation Change and specifying the material facts and information constituting the basis for such contemplated determination; provided, however, that (x) the Parent Board may not make such Parent Adverse Recommendation Change until the fourth Business Day after receipt by the Company of the Parent Notice of Change and (y) during such four Business Day period, at the request of the Company, Parent shall negotiate in good faith with respect to any changes or modifications to this Agreement which would allow the Parent Board not to make such Parent Adverse Recommendation Change consistent with its fiduciary duties.

        (g)   For purposes of this Agreement, "Acquisition Proposal" shall mean, with respect to the Company or Parent, as the case may be, any proposal, whether or not in writing (other than by Parent or any of its Subsidiaries with respect to the Company, or by the Company or any of its Subsidiaries, with respect to Parent), for the (i) direct or indirect acquisition or purchase of a business or assets that generates or constitutes 20% or more of the net revenues, net income or the assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole (including capital stock of or ownership interest in any Subsidiary), (ii) direct or indirect acquisition or purchase of 20% or more of any class of equity securities or capital stock of such party or any of its Subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of capital stock, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of equity securities of such party or any of its Subsidiaries whose business generates or constitutes 20% or more of the net revenues, net income or assets (based on the book or fair market value thereof) of such party and its Subsidiaries, taken as a whole, other than the transactions contemplated by this Agreement or as set forth in Section 5.3(g) of the Company Disclosure Letter or the Parent Disclosure Letter. The term "Superior Proposal" shall mean, with respect to the Company or Parent, as the case may be, any bona fide written Acquisition Proposal with respect to such party that was not initiated, solicited, facilitated or knowingly encouraged by such party or any of its Subsidiaries or any of their respective Representatives in violation of this Agreement, made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, share, exchange, asset purchase or other business combination, (A) 50% or more of the assets of such party and its Subsidiaries, taken as a whole or (B) 50% or more of the equity securities of such party, in each case on terms which the majority of the Board of Directors of such party determines (after consultation with its financial advisors and outside legal counsel) in good faith by resolution duly adopted (A) would result in a transaction that, if consummated, is more favorable to the stockholders of such party (in their capacity as stockholders) from a financial point of view, than the Mergers, taking into account all the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement offered by the other party in response to such Superior Proposal or otherwise pursuant to this Section 5.3), and (B) is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, however, that no proposal shall be deemed to be a Superior Proposal if any financing required to consummate the proposal is not committed (unless it is reasonable to conclude that the proposed acquiror has adequate financial resources to consummate the transaction).

        (h)   For the avoidance of doubt, any factually accurate and complete public statement by a party hereto that does nothing more than disclose the receipt of an Acquisition Proposal with respect to such party that was not initiated, solicited or knowingly facilitated or encouraged after the date of this Agreement by such party or any of its Subsidiaries or any of their respective Representatives, and the terms thereof, shall not be deemed to be a recommendation of such Acquisition Proposal or the withdrawal, amendment or modification of the recommendation of the Board of Directors (or any committee thereof) in favor of this Agreement and the transactions contemplated hereby.

        (i)    Immediately after the execution and delivery of this Agreement, each of the Company and Parent shall, and shall cause its Subsidiaries and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal with respect to the Company and Parent, respectively. Each of the Company and Parent agrees that it shall (i) take the necessary steps to promptly inform its Representatives involved in the transactions contemplated by this Agreement of the obligations undertaken in this Section 5.3 and (ii) request each Person who has heretofore executed a confidentiality agreement within the last 12 months in connection with such Person's consideration of any Acquisition Proposal with respect to it, or any similar transaction to return or destroy (which destruction shall be certified in writing by an executive officer of such Person) all confidential information heretofore furnished to such Person by or on its behalf.

        5.4    Access to Information and Properties.

        (a)   Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, afford to the authorized representatives of the other party, including officers, employees, accountants, counsel, financial advisors and other representatives of the other party, reasonable access, including the right to conduct Phase I environmental site assessments but specifically excluding soil or groundwater sampling or effluent sampling or testing or subsurface testing of any kind unless consented to in writing by the Company or Parent, as applicable (which consent shall not be unreasonably withheld, delayed or conditioned), during normal business hours during the period prior to the Merger I Effective Time, to all of its properties, offices, contracts, books, commitments, records, data and books and personnel and, during such period, it shall, and shall cause each of its Subsidiaries to, make available to the other parties all information concerning its business, properties and personnel as the other parties may reasonably request. No party or any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

        (b)   Parent and the Company will hold any information obtained or contemplated under Section 5.4(a) above in accordance with the provisions of the confidentiality agreement between Lehman Brothers Inc. and Parent, dated as September 14, 2006, and the confidentiality agreement between the Company and Parent, dated as of November 13, 2006 (collectively, the "Confidentiality Agreements").

        (c)   No investigation by Parent or the Company or their respective Representatives made pursuant to this Section 5.4 shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

        5.5    Further Action; Commercially Reasonable Efforts.

        (a)   Upon the terms and subject to the conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement, including using commercially reasonable efforts to satisfy the conditions precedent to the obligations of any of the parties hereto, to obtain all necessary authorizations, consents and approvals, and to effect all necessary registrations and filings. Each of the parties hereto will furnish to the other parties such necessary information and reasonable assistance as such other parties may reasonably request in connection with the foregoing and, subject to applicable Laws and any applicable privilege relating to the exchange of information, will provide the other parties with copies of all filings made by such party with any Governmental Entity (except for filings available publicly on the SEC's EDGAR system) or any other information supplied by such party to a Governmental Entity in connection with this Agreement and the transactions contemplated hereby; provided that neither party is obligated to share any document submitted to a Governmental Entity that reflects the negotiations between the parties or the valuation of some or all of any party's business.

        (b)   Each of Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts and shall cooperate with the other parties to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under the laws, rules, guidelines or regulations of any Governmental Entity. Without limiting the foregoing, the Company and Parent shall, as soon as practicable, file Notification and Report Forms under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division") and shall use commercially reasonable efforts to respond as promptly as practicable to all inquiries received from the FTC, the Antitrust Division for additional information or documentation.

        (c)   Parent shall have the Financing or other funding sufficient to consummate the Mergers and the other transactions contemplated hereby. Parent shall, and shall cause its Subsidiaries and its and their respective officers and employees to use all reasonable efforts in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transactions contemplated hereby. In the event Parent arranges for alternative Financing, it shall promptly provide to the Company the commitment letter and any similar documentation with respect thereto. The Commitment Letter shall be in full force and effect, or if alternative Financing has been arranged, the commitment letter with respect to such alternative Financing shall be in full force and effect, at all times until the Effective Time, or the transactions contemplated by such Commitment Letter or such alternative Financing commitment letter shall have been consummated.

        (d)   The Company shall, and shall cause its Subsidiaries and its and their respective officers, employees, and shall use its reasonable best efforts to cause its advisors and accountants to, provide reasonable and customary cooperation with Parent and its affiliates in connection with the arrangement of the Financing and any other financing that Parent, in its reasonable discretion, deems necessary to fund the transactions contemplated hereby, including participation in meetings, due diligence sessions, road shows, rating agency presentations, the preparation of offering memoranda, private placement memoranda, prospectuses, rating agency presentations, other marketing material and similar documents, obtaining comfort letters from the Company's accountants (which comfort letters shall be customary in form, scope and substance), and obtaining legal opinions from the Company's outside counsel (which legal opinions shall be customary in form, scope and substance), as may be reasonably requested by Parent. In conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Parent, to call for prepayment or redemption, or to prepay or redeem, or to attempt to renegotiate the terms of, any then existing indebtedness for borrowed money of the Company; provided, however, that the Company shall not be obligated to make or cause to become effective such prepayment or redemption or call for prepayment or redemption or renegotiated terms

(nor shall the Company be required to incur any cost or liability in respect of any such prepayment or redemption or call therefor or renegotiation thereof) prior to the Merger I Effective Time.

        (e)   In case at any time after the Merger I Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the Surviving Entity shall take or cause to be taken all such necessary action.

        (f)    Each of the parties hereto shall use commercially reasonable efforts to prevent the entry of, and to cause to be discharged or vacated, any order or injunction of a Governmental Entity precluding, restraining, enjoining or prohibiting consummation of the Mergers.

        (g)   Notwithstanding the foregoing provisions of this Section 5.5, neither Parent nor Merger Sub shall be required to accept, as a condition to obtaining any required approval or resolving any objection of any Governmental Entity, any requirement to divest or hold separate or in trust (or the imposition of any other condition or restriction with respect to) any assets or operations of Parent or Merger Sub or any of their respective affiliates or any of the respective businesses of the Company or any of its Subsidiaries, including the Company Assets.

        5.6    Proxy Statement; S-4; Company Special Meeting; Parent Special Meeting.

        (a)   As promptly as practicable after the execution of this Agreement, the Company and Parent shall cooperate in preparing and each shall cause to be filed with the SEC, in connection with the Mergers, the Proxy Statement in preliminary form and Parent shall promptly prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus, and the parties shall file, if necessary, any other statement or schedule relating to this Agreement and the transactions contemplated hereby. In addition to the Parent Proposal, Parent, unless relying on the NYSE's "new hire" exception, shall also include in the Proxy Statement a proposal for an amendment ("Plan Amendment") to the Parent Stock Incentive Plan increasing the number of shares of Parent Common Stock that are available to be issued under Parent's 2001 Stock Incentive Plan (the "Parent Stock Incentive Plan"). Each of the Company, Parent and Merger Sub shall use their respective reasonable best efforts to furnish the information required to be included by the SEC in the Proxy Statement, the S-4 and any such statement or schedule. Each of the Company and Parent shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filling, and each of the Company and Parent shall as promptly as practicable thereafter mail the Proxy Statement to its stockholders.

        (b)   If at any time prior to the Merger I Effective Time, any event or circumstance relating to the Company, Parent, Merger Sub or any of their respective affiliates, or its or their respective officers or directors, should be discovered by the Company, Parent or Merger Sub that should be set forth in an amendment to the S-4 or a supplement to the Proxy Statement, the Company, Parent or Merger Sub shall promptly inform the other parties hereto thereof in writing. All documents that the Company or Parent is responsible for filing with the SEC in connection with the transactions contemplated herein will comply as to form in all material respects with applicable requirements of the Securities Act and the Exchange Act. The parties shall notify each other promptly of the time when the S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Mergers for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the S-4 or the Mergers and (ii) all orders of the SEC relating to the S-4.

        (c)   The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the adoption of this Agreement and the approval of the consummation of the transactions contemplated by this Agreement, including the Mergers, a special meeting of its stockholders for the sole purpose of considering and taking action upon this Agreement (such meeting, including any postponement or adjournment thereof, the "Company Special Meeting"), and shall use its reasonable best efforts to hold the Company Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(c), the Company, acting through the Company Board, shall (i) recommend adoption of this Agreement and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption. Notwithstanding any Company Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to the Company of any Acquisition Proposal with respect to the Company or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Section 7.1), this Agreement shall be submitted to the stockholders of the Company at the Company Special Meeting for the purpose of adopting this Agreement, with such disclosures as shall be required by applicable Law. At any such Company Special Meeting following any such withdrawal, amendment or modification of the Company Board's recommendation of this Agreement, the Company may submit this Agreement to its stockholders without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto.

        (d)   Parent, acting through the Parent Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date upon which the S-4 becomes effective for the purposes of voting upon the Parent Proposal and, if applicable, Plan Amendment a special meeting of its shareholders (such meeting, including any postponements or adjournments thereof, the "Parent Special Meeting"), and shall use its reasonable best efforts to hold the Parent Special Meeting no later than 45 days after such date. Except as otherwise provided in Section 5.3(d), Parent, acting through the Parent Board, shall (i) recommend approval of the Parent Proposal and, if applicable, Plan Amendment and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such approval. Notwithstanding any Parent Adverse Recommendation Change or the commencement, public proposal, public disclosure or communication to Parent of any Acquisition Proposal with respect to Parent or any of its Subsidiaries, or any other fact or circumstance (except for termination of this Agreement pursuant to Section 7.1), the Parent Proposal and, if applicable, Plan Amendment shall be submitted to the shareholders of Parent at the Parent Special Meeting for the purpose of approval of the Parent Proposal and, if applicable, Plan Amendment, with such disclosures as shall be required by applicable Law. At any such Parent Special Meeting following any such withdrawal, amendment or modification of the Parent Board's recommendation of the Parent Proposal, Parent may submit the Parent Proposal and, if applicable, Plan Amendment to its shareholders without a recommendation or with a negative recommendation of the Parent Proposal (although the approval of the Parent Proposal by the Parent Board may not be rescinded or amended), in which event the Parent Board may communicate the basis for its lack of a recommendation or negative recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto.

        (e)   Promptly following the execution and delivery of this Agreement, Parent, as the owner of all of the outstanding shares of capital stock of Merger Sub, will adopt this Agreement and the transactions contemplated hereby in its capacity as sole stockholder of Merger Sub.

        (f)    The Parent shall use its best efforts to take all actions to consummate the Second Merger pursuant to Section 1.1(b) as a "short form" merger under Delaware Law.

        5.7    Notification of Certain Matters.     The Company shall give prompt notice to Parent of any fact, event or circumstance as to which the Company obtains knowledge that would be reasonably likely to result in a failure of a condition set forth in Sections 6.3(a) or 6.3(b). Parent and Merger Sub shall give prompt notice to the Company of any fact, event or circumstance as to which Parent or Merger Sub obtained knowledge that would be reasonably likely to result in a failure of the representation set forth in Section 4.30 or a condition set forth in Sections 6.2(a) or 6.2(b).

        5.8    Directors' and Officers' Insurance and Indemnification.

        (a)   Without limiting any rights that any such Person may have under any employment agreement or Company Benefit Plan of the Company, after the Merger I Effective Time, Parent and the Surviving Entity shall, jointly and severally, indemnify, defend and hold harmless the present and former officers and directors of the Company and any of its Subsidiaries as described in Section 5.8(a) of the Company Disclosure Letter in such capacities ("Indemnified Parties") to the fullest extent permitted by Law, in each case against any losses, damages, fines, penalties, expenses (including attorneys' fees and expenses) or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries and arising out of actions or omissions or alleged actions or omissions in their capacity as a director, officer, employee, fiduciary or agent of the Company or any of its Subsidiaries occurring at or prior to the Merger I Effective Time (including in connection with this Agreement and the transactions and actions contemplated hereby). Parent and the Surviving Entity shall, jointly and severally, pay expenses in advance of the final disposition of any proceeding or threatened action, suit, proceeding, investigation or claim relating to any such acts or omissions or alleged acts or omissions (a "Proceeding") to each Indemnified Party to the fullest extent permitted under applicable Law. Each Indemnified Party will be entitled to receive such advances from Parent or the Surviving Entity within ten Business Days of receipt by Parent or the Surviving Entity from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by law, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. Neither Parent nor the Surviving Entity shall settle, compromise or consent to the entry of any judgment in any Proceeding (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents. Parent and the Surviving Entity shall, and shall cause their Subsidiaries to, cooperate in the defense of any such matter. Parent and the Surviving Entity agree that all rights to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Merger I Effective Time now existing in favor of the current and former officers and directors of the Company as provided in the certificate of incorporation or bylaws of the Company or any Company Material Contract, employment agreement or Company Benefit Plan, in each case in effect as of the date hereof, shall survive the Mergers and shall continue in full force and effect in accordance with their terms and without amendment thereof.

        (b)   Prior to the Closing, the Company shall purchase (after obtaining the written approval of Parent, which approval shall not be unreasonably withheld, delayed or conditioned), and after the Merger I Effective Time the Surviving Entity shall maintain, and after Merger II Effective Time, Parent shall maintain or, if the Company has not already done so, purchase tail directors' and officers' liability insurance coverage, at no expense to the beneficiaries, with a claims period of six years from the Merger I Effective Time, with respect to the directors and officers of the Company and its Subsidiaries who are currently covered by the Company's existing directors' and officers' liability insurance with respect to claims arising from facts or events that occurred before the Merger I Effective Time, from an insurance carrier with the same or better credit rating as the Company's current insurance carrier, in an amount and scope and on terms and conditions no less favorable to such directors and officers than those in effect on the date of this Agreement; provided, however, that the annual premium for such insurance shall not exceed 200% of the per annum rate of premium currently paid by the Company and its Subsidiaries for such insurance on the date of this Agreement. In the event that the annual premium for such insurance exceeds such maximum amount, Parent shall purchase as much coverage per policy year as reasonably obtainable for such maximum amount.

        (c)   This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

        (d)   In the event that the Surviving Entity or Parent, or any of their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.8.

        5.9    Publicity.     None of the Company, Parent or Merger Sub, nor any of their respective affiliates, shall issue or cause the publication of any press release or other announcement with respect to the Mergers, this Agreement or the other transactions contemplated by this Agreement without the prior consultation of the other party, except as may be required by Law or by any listing agreement with, or regulation of, any securities exchange or regulatory authority if all reasonable best efforts have been made to consult with the other party. In addition, the Company shall to the extent reasonably practicable consult with Parent regarding the form and content of any public disclosure of any material developments or matters involving the Company, including earnings releases, reasonably in advance of publication or release.

        5.10    Stock Exchange Listing.     Parent shall use its reasonable best efforts to cause the Parent Common Stock to be issued in connection with the Mergers to be listed on the NYSE, subject to official notice of issuance as of the Merger I Effective Time.

        5.11    Employee Benefits.

        (a)   For the one year period beginning at the Merger I Effective Time, Parent (including, without limitation, the Surviving Entity) shall cause the Company Employees who continue employment with Parent or its Subsidiaries to receive (during the period of such employment) (i) at least the same annual base salary or annual wages, as applicable, as such Company Employees were receiving immediately prior to the Merger I Effective Time and (ii) employee benefits on a basis substantially similar to those provided to similarly situated employees of Parent; provided, however, that Parent may, in its discretion, continue eligibility for coverage of some or all of the Company Employees under one or more Company Benefit Plans in lieu of providing such Company Employees with eligibility for coverage under a corresponding plan of Parent. To the extent required in any employment agreement between the Company and any Company Employee, as of the Merger I Effective Time Parent and the Surviving Entity assume and agree to perform such agreement.

        (b)   To the extent service is relevant for purposes of eligibility, participation or vesting (but not the accrual of benefits under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent in which Company Employees may participate, such Company Employees shall be credited for service accrued as of the Merger I Effective Time with the Company and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of the Company. Parent agrees that the Company Employees who continue employment with Parent shall be eligible for a bonus with respect to the full calendar year in which the Merger I Effective Time occurs on a basis substantially similar to that provided to similarly situated employees of Parent; provided, however, that if any such Company Employee commenced employment with the Company after January 1, 2007, then, subject to the terms of the applicable bonus plan, such Company Employee shall be eligible for a prorated bonus based on the period of his or her employment.

        (c)   To the extent Company Employees and their dependents enroll in any health plan sponsored by Parent, Parent shall waive any preexisting condition limitation applicable to such Company Employees to the extent that the employee's or dependent's condition would not have operated as a preexisting condition under the group health plan maintained by the Company. In addition, Parent shall cause such health plans (i) to waive all waiting periods otherwise applicable to Company Employees and their dependents, other than waiting periods that are in effect with respect to such individuals as of the Merger I Effective Time to the extent not satisfied under the corresponding benefit plans of the Company, and (ii) to provide each Company Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Company during the portion of the respective plan year prior to the Merger I Effective Time.

        (d)   With respect to any Company Employees who become employed by Parent after the Merger I Effective Time, Parent will permit such Company Employees to schedule and take vacation days that have accrued prior to the Merger I Effective Time with pay through December 31, 2007, and Parent shall give service credit for purposes of determining post Merger I Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.

        (e)   Prior to the Merger I Effective Time, the Company shall amend (i) the Company's Change of Control Plan to provide that the duties of the plan administrator under such plan shall be performed by the Company or by one or more individuals designated from time to time by the Company (rather than the individual who is the Company's Vice President—Chief Accounting Officer immediately prior to the Mergers), (ii) the Company's Supplemental Executive Retirement Plan to eliminate the provisions of section 4.2 of such plan (relating to the appointment of an independent plan administrator), (iii) each other Company Benefit Plan and related trust agreement to the extent necessary to eliminate any restriction or limitation on the Company's ability to appoint the administrator of such Company Benefit Plan or the trustee of any related trust and (iv) the Company's 401(k) Plan and Trust and its 2005 Executive Deferred Compensation Plan to provide for the full vesting of all account balances thereunder at the Merger I Effective Time with respect to participants who are employed by the Company immediately prior to the Merger I Effective Time. Each such amendment shall be in a form agreed to by Parent.

        (f)    In addition to the cash-out or cancellation of certain Company Options pursuant to Section 2.5, Parent shall on the Date of Grant (as hereinafter defined) grant a stock option under the Parent Stock Incentive Plan (or a comparable new incentive plan) to each Company Employee who (i) has remained continuously employed by Parent and its Subsidiaries from the Merger I Effective Time to the Date of Grant and (ii) held immediately prior to the Merger I Effective Time a Company Option that had an exercise price per share at such time equal to or greater than $54.18 (which Company Options previously have been disclosed to Parent), which option shall be in addition to and not be considered in lieu of or as satisfaction of Section 5.11(a). The stock option granted to each such Company Employee (A) shall cover a number of shares of Parent Common Stock equal to the number of shares of Company Common Stock subject to the Company Option described in clause (ii) of the immediately preceding sentence and with respect to which such Company Option was not exercised prior to the Merger I Effective Time (subject to adjustment as provided in the Parent Stock Incentive Plan), (B) shall have a purchase price per share of Parent Common Stock equal to the Fair Market Value (as such term is defined in the Parent Stock Incentive Plan) of a share of Parent Common Stock as of the Date of Grant (subject to adjustment as provided in the Parent Stock Incentive Plan), (C) shall not constitute an incentive stock option (within the meaning of section 422 of the Code), and (D) shall be subject to such other terms and conditions as are set forth in Parent's standard form of stock option agreement which shall be used to evidence such grant (including terms and conditions relating to the term of the stock option, the vesting of the stock option and the exercise rights of the holder following a termination of employment). For purposes of this Section 5.11(f), the term "Date of Grant" means a Business Day selected by Parent in its sole discretion that is on or before the fifth Business Day following the date on which the Merger I Effective Time occurs. Nothing in this Section 5.11(f) nor any other provision herein shall give any employee of the Company or its Subsidiaries the right to be retained in the employ of Parent, the Surviving Entity or any Subsidiary of Parent, it being understood that none of Parent, the Surviving Entity or any Subsidiary of Parent shall have any obligation to continue employing any employee of the Company or its Subsidiaries for any length of time.

        (g)   The Company and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 5.11. The Company shall allow Parent reasonable opportunities to meet with employees of the Company from the date hereof to the Merger I Effective Time in order to discuss and answer questions regarding employment and benefits.

        (h)   Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit plan, program or agreement sponsored, maintained or contributed to by Parent or any Subsidiary of Parent. No Company Employee nor any other Person (other than the parties to this Agreement) is intended to be a beneficiary of the provisions of this Section 5.11. Nothing in this Agreement (including Section 5.11(f)) shall require or be construed or interpreted as requiring Parent or any of its Subsidiaries to continue the employment of any Company Employee after the Merger I Effective Time.

        For purposes of this Section 5.11, a "Company Employee" shall mean an individual who is employed by the Company or its Subsidiaries prior to the Merger I Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent (including the Surviving Entity).

        5.12    Rights Agreement.     The Company Board shall take such action as is necessary to terminate the Company Rights Agreement and the Company Rights immediately prior to the Merger I Effective Time and to render the Company Rights inapplicable to the Merger and the other transactions contemplated by this Agreement.

        5.13    Certain Tax Matters.

        (a)   This Agreement is intended to constitute a "plan of reorganization" within the meaning of Treasury Regulation Section 1.368-2(g).

        (b)   Parent and the Company shall each use its reasonable best efforts to cause the Mergers to qualify as a "reorganization" within the meaning of Section 368(a) of the Code and to obtain the Tax opinions set forth in Sections 6.2(d) and 6.3(d).

        (c)   Officers of Parent, Merger Sub and the Company shall execute and deliver to Akin Gump Strauss Hauer & Feld LLP, tax counsel for the Company, and Vinson & Elkins L.L.P., tax counsel for Parent, certificates substantially in the form agreed to by the parties and such firms at such time or times as may reasonably be requested by such firms, including contemporaneously with the execution of this Agreement, at the time the S-4 is declared effective by the SEC and the Merger I Effective Time, in connection with such tax counsel's respective delivery of opinions pursuant to Sections 6.2(d) and 6.3(d) hereof. Each of Parent, Merger Sub and the Company shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.13(c).

        (d)   The Company and Parent shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Mergers that are required or permitted to be filed on or before the Merger I Effective Time. Each of Merger Sub and the Company shall pay, without deduction from any amount payable to holders of Company Common Stock and without reimbursement from the other party, any such Taxes or fees imposed on it by any Governmental Entity, which becomes payable in connection with the Mergers.

        (e)   Neither Parent nor Company will take (or fail to take) (and following the Mergers, Parent will cause the Company not to take or fail to take) any action which action (or failure to act) would reasonably be expected to cause the Mergers to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code. With respect to the Mergers, Parent will (and following the Mergers will cause the Company to) file all required information with its Returns and maintain all records required for Tax purposes.

        (f)    Between the date hereof and the Closing Date, the Company agrees to (i) prepare all Returns, other than income tax Returns, for any periods ending prior to the Closing Date and which are required to be filed within 15 days following such date (taking extensions to file into account) using tax accounting methods and principles consistent with those used for preceding tax periods, unless a change is required by applicable Law or regulation, and (ii) prepare and submit to Parent income tax Returns, including quarterly income tax estimates, where such Returns would be required to be filed prior to 30 days following the Closing Date (taking extensions to file into account). The Company shall make such income tax Returns available to the Parent for review prior to filing with the relevant Governmental Entity and shall not refuse any reasonable request by the Parent with respect to such Returns. Such Returns shall be prepared and filed, and all related taxes paid, on or prior to the Closing Date.

        5.14    Indenture Matters.     In the event that Parent elects to obtain a consent from the holders of outstanding notes under the Company Indenture to an amendment to Article V of the Company Indenture that would permit a wholly owned Subsidiary of Parent in the form of a limited liability company to merge with the Company and to be the surviving entity in such merger, which amendment shall be in a form reasonably satisfactory to the Company, (a) the Company shall use commercially reasonable efforts to assist Parent in obtaining such consent, (b) upon obtaining such consent, the parties shall cooperate in implementing an amendment to the Merger Agreement to reflect an amendment to the structure of the Mergers such that a wholly owned Subsidiary of Parent in the form of a limited liability company would merge with the Company and be the surviving entity in such merger and (c) Parent shall bear all expenses of Parent and the Company related to such actions referred to in this Section 5.14.

        5.15    Section 16 Matters.     Prior to the Closing Date, Parent and the Company, and their respective Boards of Directors, shall use their reasonable best efforts to take all actions to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt from Section 16(b) of the Exchange Act under Rule 16b-3 promulgated under the Exchange Act in accordance with the terms and conditions set forth in that certain No-Action Letter, dated January 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP.

        5.16    Affiliates Letter.     Prior to the date of the Company Special Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Special Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Special Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its commercially reasonable efforts to deliver or cause to be delivered to Parent, prior to the date of the Company Special Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit A (the "Affiliates Letter"). Parent shall not be required to maintain the effectiveness of the S-4 or any other registration statement under the Securities Act for the purposes of resale by such affiliates of Parent Common Stock received pursuant to the Mergers and Parent may direct the Exchange Agent not to issue certificates representing Parent Common Stock received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Common Stock received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 5.16.

ARTICLE VI
CONDITIONS

        6.1    Conditions to Each Party's Obligation To Effect the Mergers.     The respective obligation of each party to effect the Mergers shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

        (a)   (i) This Agreement shall have been adopted by the Required Company Vote in accordance with the DGCL and (ii) the Parent Proposal shall have been approved by the Parent Required Vote;

        (b)   No statute, rule, order, decree or regulation shall have been enacted or promulgated, and no action shall have been taken, by any Governmental Entity of competent jurisdiction which temporarily, preliminarily or permanently restrains, precludes, enjoins or otherwise prohibits the consummation of the Mergers or makes consummation of the Mergers illegal;

        (c)   The waiting period (and any extension thereof) applicable to the consummation of the Mergers under the HSR Act shall have expired or been terminated;

        (d)   The S-4 shall have been declared effective, and no stop order suspending the effectiveness of the S-4 shall be in effect and no proceedings for such purpose shall be pending before or threatened by the SEC; and

        (e)   The Parent Common Stock issuable to the stockholders of the Company pursuant to the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

        6.2    Conditions to the Obligation of the Company to Effect the Merger.     The obligation of the Company to effect the Mergers is further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the Company in writing, in whole or in part, to the extent permitted by applicable Law):

        (a)   (i) The representations and warranties of each of Parent and Merger Sub set forth in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on Parent. The Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

        (b)   Each of Parent and Merger Sub shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it on or prior to the Closing Date pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of Parent by each of two senior executive officers of Parent to the foregoing effect;

        (c)   There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement; and

        (d)   The Company shall have received the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to the Company, in form and substance reasonably satisfactory to the Company, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a "party to the reorganization" within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.2(d), Akin Gump Strauss Hauer & Feld LLP shall have received and may rely upon the certificates and representations referred to in Section 5.13(c) hereof.

        6.3    Conditions to Obligations of Parent and Merger Sub to Effect the Mergers.     The obligations of Parent and Merger Sub to effect the Mergers are further subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by Parent and Merger Sub in writing, in whole or in part, to the extent permitted by applicable Law):

        (a)   The representations and warranties of the Company set forth in this Agreement shall be true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein) individually or in the aggregate has not had, and would not be reasonably likely to have or result in, a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

        (b)   The Company shall have performed or complied with in all material respects each of its obligations under this Agreement required to be performed or complied with by it at or prior to the Closing Date pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by each of two senior executive officers of the Company to the foregoing effect;

        (c)   There shall not be pending any suit, action or proceeding, in each case, by any Governmental Entity seeking to (i) prohibit or limit in any material respect the ownership or operation by the Company, Parent or Merger Sub or any of their respective affiliates of a substantial portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or to require any such Person to dispose of or hold separate any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, as a result of the Mergers or any of the other transactions contemplated by this Agreement, or (ii) restrain, preclude, enjoin or prohibit the Mergers or any of the other transactions contemplated by this Agreement; and

        (d)   Parent shall have received the opinion of Vinson & Elkins L.L.P., counsel to Parent, in form and substance reasonably satisfactory to Parent, dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of Parent, Merger Sub and the Company, all of which are consistent with the state of facts existing as of the Merger I Effective Time, to the effect that (i) the Mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) the Company and Parent will each be a "party to the reorganization" within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.3(d), Vinson & Elkins L.L.P. shall have received and may rely upon the certificates and representations referred to in Section 5.13(c) hereof.

        (e)   The number of Appraisal Shares for which demands for appraisal have not been withdrawn shall not exceed 15% of the outstanding shares of Company Common Stock.

ARTICLE VII
TERMINATION

        7.1    Termination.     Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Mergers may be abandoned at any time prior to the Merger I Effective Time (notwithstanding any adoption of this Agreement by the stockholders of the Company or any approval of the matters constituting the Parent Proposal by the shareholders of Parent):

        (a)   by the mutual consent of Parent and the Company in a written instrument;

        (b)   by either the Company or Parent upon written notice to the other, if:

          (i)    the Mergers shall not have been consummated on or before September 30, 2007 (the "Termination Date"); provided, however that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Mergers to have been consummated on or before such date;

          (ii)   any Governmental Entity shall have issued a statute, rule, order, decree or regulation or taken any other action, in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Mergers or making consummation of the Mergers illegal and such statute, rule, order, decree, regulation or other action shall have become final and nonappealable; provided, however, that the right to terminate pursuant to this Section 7.1(b)(ii) shall not be available to any party whose failure to fulfill any material obligation under this Agreement has been the cause of or resulted in such action or who is then in material breach of Section 5.5 with respect to such action;

          (iii)  the stockholders of the Company fail to adopt this Agreement because of the failure to obtain the Company Required Vote at the Company Special Meeting; or

          (iv)  the Parent Proposal shall not have been approved because of the failure to obtain the Parent Required Vote at the Parent Special Meeting;

        (c)   by the Company, upon written notice to Parent, if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.2(a) or 6.2(b), or would materially impair or delay or otherwise have a material adverse effect on Parent's ability to consummate the transactions contemplated hereby, and (ii) is incapable of being cured by Parent prior to the Termination Date or is not cured by Parent within 30 days following receipt of written notice from the Company of such breach or failure to perform;

        (d)   by Parent, upon written notice to the Company, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Sections 6.3(a) or 6.3(b), or would materially impair or delay or otherwise have a material adverse effect on the Company's ability to consummate the transactions contemplated hereby, and (ii) is incapable of being cured by the Company prior to the Termination Date or is not cured by the Company within 30 days following receipt of written notice from Parent of such breach or failure to perform;

        (e)   by Parent, upon written notice to the Company, (i) if the Company shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3, or (ii) if a Company Adverse Recommendation Change shall have occurred or the Company Board or any committee thereof shall have resolved to make a Company Adverse Recommendation Change;

        (f)    by the Company, upon written notice to the Parent, (i) if Parent shall have breached or failed to perform in any material respect any of its covenants or other agreements contained in Section 5.3, or (ii) if a Parent Adverse Recommendation Change shall have occurred or the Board of Directors of Parent or any committee thereof shall have resolved to make a Parent Adverse Recommendation Change;

        (g)   by the Company, prior to obtaining the Company Required Vote at the Company Special Meeting, if the Company receives a bona fide Acquisition Proposal not solicited in violation of Section 5.3 that the Company Board determines in good faith is a Superior Proposal; provided that the Company shall not exercise its right to terminate this Agreement pursuant to this Section 7.1(g) unless (i) the Company has provided a written notice to Parent (a "Company Notice of Superior Proposal") advising Parent that the Company has received a Superior Proposal (it being understood that neither the delivery of a Company Notice of a Superior Proposal nor any subsequent public announcement thereof in itself shall entitle Parent to terminate this Agreement pursuant to Sections 7.1(d) and 7.1(e)) that it intends to accept, together with a copy of the proposal documents unless previously provided hereunder and a summary of the terms and conditions of such proposal; (ii) Parent does not, within four Business Days following its receipt of the Company Notice of Superior Proposal, make an offer that, as determined by the Company Board with respect to the holders of Company Common Stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the applicable Acquisition Proposal no longer being a Superior Proposal (provided that, during such four Business Day period, the Company shall negotiate in good faith with Parent, to the extent Parent wishes to negotiate, to enable Parent to make such offer) (it being understood and agreed that, prior to any termination pursuant to Section 7.1(g) taking effect, any amendment to the price or any other material term of a Superior Proposal (such amended Superior Proposal, a "Modified Superior Proposal") shall require a new Notice of Superior Proposal and a new four (4) Business Day period with respect to such Modified Superior Proposal) and (iii) simultaneously with, and as a condition to, its termination pursuant to this Section 7.1(g), the Company shall pay to Parent the Company Termination Fee provided under Section 8.1(g); and

        (h)   by Parent, prior to obtaining the Parent Required Vote at the Parent Special Meeting, if Parent receives a bona fide Acquisition Proposal not solicited in violation of Section 5.3 that the Parent Board determines in good faith is a Superior Proposal; provided that Parent shall not exercise its right to terminate this Agreement pursuant to this Section 7.1(h) unless (i) Parent has provided a written notice to the Company (a "Parent Notice of Superior Proposal") advising the Company that Parent has received a Superior Proposal (it being understood that neither delivery of a Parent Notice of a Superior Proposal nor any subsequent public announcement thereof in itself shall entitle the Company to terminate this Agreement pursuant to Sections 7.1(c) and 7.1(f)) that it intends to accept, together with a copy of the proposal documents unless previously provided hereunder and a summary of the terms and conditions of such Proposal, (ii) the Company does not, within four Business Days following its receipt of the Parent Notice of Superior Proposal, make a counterproposal that, as determined by the Parent Board with respect to the holders of Parent Common Stock, in good faith after consultation with its respective outside legal counsel and financial advisors, results in the Acquisition Proposal no longer being a Superior Proposal (provided that, during such four Business Day period, Parent shall negotiate in good faith with the Company, to the extent that Company wishes to negotiate, to enable the Company to make such a counterproposal) (it being understood and agreed that, prior to any termination pursuant to Section 7.1(h) taking effect, any Modified Superior Proposal shall require a new Parent Notice of Superior Proposal and a new four Business Day period with respect to such Modified Superior Proposal); and (iii) simultaneously with, and as a condition to, its termination pursuant to this Section 7.1(h), Parent shall pay to the Company the Parent Termination Fee provided under Section 8.1(h).

        (i)    by the Company, upon written notice of termination pursuant to this Section 7.1 to Parent, if all conditions in Sections 6.1 and 6.3 (other than the condition set forth in Section 6.3(e)) have been satisfied or, in the case of any opinions or certificates to be delivered on the Closing Date, could be satisfied, and Parent has failed to irrevocably waive the condition set forth in Section 6.3(e) within five Business Days after receipt of a written notice from the Company certifying that all conditions in Sections 6.3(a), (b) and (d) have been satisfied (or, are capable of satisfaction at Closing) and that the Company is prepared to close.

        7.2    Effect of Termination.     In the event of the termination of this Agreement as provided in Section 7.1, written notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except with respect to this Section 7.2 and Section 8.1, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice. In the event of such termination, there shall be no liability on the part of Parent, Merger Sub or the Company, except as set forth in Section 8.1 of this Agreement and except with respect to the requirement to comply with the Confidentiality Agreements; provided that nothing herein shall relieve any party from any liability with respect to any willful breach of any representation, warranty, covenant or other obligation under this Agreement; and provided, further, that if but for the Company's approval of the Voting Agreement, Parent would have become an "interested stockholder" subject to the restrictions on business combinations set forth in Section 203 of the DGCL, then for the three years following such termination Parent shall not, and shall use its reasonable best efforts to cause its affiliates and associates not to, acquire, propose, seek or offer to acquire, agree to acquire or facilitate by purchase, or otherwise, ownership or become an "owner" for the purposes of Section 203 of the DGCL, of any shares of any voting securities of the Company, other than shares so owned as of the date of this Agreement.

ARTICLE VIII
MISCELLANEOUS

        8.1    Fees and Expenses.

        (a)   Whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in this Article VIII and Section 5.14.

        (b)   If this Agreement is terminated by Parent pursuant to Section 7.1(e), then the Company shall pay to Parent a termination fee in the amount of $55 million (the "Company Termination Fee").

        (c)   If this Agreement is terminated by the Company pursuant to Section 7.1(f), then Parent shall pay to the Company a termination fee in the amount of $60 million (the "Parent Termination Fee").

        (d)   (i) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iii), then the Company shall pay to Parent an amount equal to $5.0 million as a reasonable estimate of Parent's expenses, and (ii) if this Agreement is terminated by either party pursuant to Section 7.1(b)(iv), then Parent shall pay to the Company an amount equal to $5.0 million as a reasonable estimate of the Company's expenses.

        (e)   In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to the Company has been publicly proposed by any Person (other than Parent or Merger Sub, or any of their respective affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or an Acquisition Proposal with respect to the Company or such intention has otherwise become known to the Company's stockholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) (if but only if the condition set forth in Sections 6.2(a) would have been met as of the date of termination) or Section 7.1(b)(iii), and (ii) within 365 days after the termination of this Agreement, the Company or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to the Company, or an Acquisition Proposal with respect to the Company is consummated, the Company shall pay Parent the Company Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment, if any, previously made by the Company pursuant to Section 8.1(d)(i)).

        (f)    In the event that (i) (x) after the date hereof, an Acquisition Proposal with respect to Parent has been publicly proposed by any Person (other than the Company or any of its affiliates) or any Person publicly has announced its intention (whether or not conditional) to make an Acquisition Proposal with respect to Parent or an Acquisition Proposal with respect to Parent or such intention has otherwise become known to Parent's shareholders generally and (y) thereafter this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) (if but only if the condition set forth in Section 6.3(a) would have been met as of the date of termination) or Section 7.1(b)(iv), and (ii) within 365 days after the termination of this Agreement, Parent or any of its Subsidiaries enters into any definitive agreement providing for an Acquisition Proposal with respect to Parent, or an Acquisition Proposal with respect to Parent is consummated, Parent shall pay the Company the Parent Termination Fee upon the first to occur of the events described in this clause (ii) (less the amount of any payment, if any, previously made by Parent pursuant to Section 8.1(d)(ii)).

        (g)   Notwithstanding anything in this Agreement to the contrary, if the Company terminates the Agreement pursuant to Section 7.1(g), then, the Company shall pay to Parent the Company Termination Fee at or prior to the time of, and as a pre-condition to the effectiveness of, termination by wire transfer of immediately available funds to an account designated by Parent.

        (h)   Notwithstanding anything in this Agreement to the contrary, if Parent terminates this Agreement pursuant to Section 7.1(h), then Parent shall pay to the Company the Parent Termination Fee at or prior to the time of, and as a pre-condition to the effectiveness of, termination by wire transfer of immediately available funds to an account designated by the Company.

        (i)    Any payment required pursuant to Sections 8.1(b), 8.1(c) or 8.1(d) shall be made within one Business Day after termination of this Agreement by wire transfer of immediately available funds to an account designated by the party entitled to such payment. Any payment of the Company Termination Fee pursuant to Section 8.1(e) or the Parent Termination Fee pursuant to Section 8.1(f) shall be made prior to or concurrently with the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either party fails promptly to pay or cause to be paid the amounts due from it pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment for the amounts set forth in this Section 8.1, the defaulting party shall pay to the other party its reasonable costs and expenses (including attorneys' fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 from the date payment was due at 8% per annum.

        (j)    For purposes of Sections 8.1(e) and 8.1(f), the term "Acquisition Proposal" shall have the meaning assigned to such term in Section 5.3(g), except that all references to "20%" therein shall be deemed to be references to "50%."

        (k)   This Section 8.1 shall survive any termination of this Agreement. In no event shall either party be entitled to receive under this Article VIII more than an aggregate amount equal to the Company Termination Fee or Parent Termination Fee, as applicable.

        8.2    Amendment; Waiver.

        (a)   This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Mergers, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, (ii) any term of the Certificate of Incorporation or Bylaws of Parent or (iii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

        (b)   At any time prior to the Merger I Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive in whole or in part any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive in whole or in part compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

        8.3    Survival.     The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Merger I Effective Time shall survive until (but not beyond) the Merger I Effective Time. The covenants and agreements of the parties hereto (including the Surviving Entity after the Mergers) shall survive the Merger I Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

        8.4    Notices.     All notices and other communications hereunder shall be in writing and shall be deemed given upon (a) transmitter's confirmation of a receipt of a facsimile transmission, (b) confirmed delivery by a standard overnight carrier or when delivered by hand, (c) the expiration of five Business Days after the day when mailed in the United States by certified or registered mail, postage prepaid, or (d) delivery in Person, addressed at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)   if to the Company, to:

    The Houston Exploration Company
    1100 Louisiana Street, Suite 2000
    Houston, Texas 77002
    Telephone: (713) 830-6821
    Facsimile: (713) 830-6810
    Attention: General Counsel

        with a copy to (which copy shall not constitute notice):

    Akin Gump Strauss Hauer & Feld LLP
    1111 Louisiana Street, 44th Floor
    Houston, Texas 77002
    Telephone: (713) 220-5896
    Facsimile: (713) 236-0822
    Attention: Christine B. LaFollette
                      Mark Zvonkovic
                      Jennifer De la Rosa

        and

        (b)   if to Parent or Merger Sub, to:

    Forest Oil Corporation
    707 17th Street, Suite 3600
    Denver, Colorado 80202
    Telephone: (303) 812-1400
    Facsimile: (303) 812-1445
    Attention: General Counsel

        with a copy to (which copy shall not constitute notice):

    Vinson & Elkins L.L.P.
    First City Tower
    1001 Fannin Street, Suite 2500
    Houston, Texas 77002
    Telephone: (713) 758-2750
    Facsimile: (713) 615-5637
    Attention: Scott N. Wulfe
                      Alan P. Baden
                      Shelley A. Barber

        8.5    Rules of Construction and Interpretation; Definitions.

        (a)   When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement they shall be deemed to be followed by the words "without limitation." The phrase "made available" when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word "affiliates" when used in this Agreement shall have the meaning ascribed to it in Rule 12b-2 under the Exchange Act. The phrase "beneficial ownership" and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase "the date of this Agreement," "date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to January 7, 2007. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any statute defined or referred to herein means such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

        (b)   Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this Agreement and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated in the drafting and preparation of this Agreement and the documents referred to herein, and any and all drafts relating thereto exchanged between the parties shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of Law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted it is of no application and is hereby expressly waived.

        (c)   The inclusion of any information in the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed an admission or acknowledgment, in and of itself and solely by virtue of the inclusion of such information in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, that such information is required to be listed in the Company Disclosure Letter or Parent Disclosure Letter, as applicable, or that such items are material to the Company or Parent, as the case may be. The headings, if any, of the individual sections of each of the Parent Disclosure Letter and Company Disclosure Letter are inserted for convenience only and shall not be deemed to constitute a part thereof or a part of this Agreement.

        (d)   The following terms have the following definitions:

          (i)      "Acceptable Confidentiality Agreement" means a confidentiality agreement on terms no less favorable to the Company or Parent, as the case may be, than the Confidentiality Agreements.

          (ii)     "Business Day" means any day other than Saturday and Sunday and any day on which banks are not required or authorized to close in the State of Delaware or New York.

          (iii)    "Claim" shall mean any claim, action, suit, proceeding or investigation.

          (iv)    "Cleanup" means all actions required to: (i) clean up, remove, treat or remediate Hazardous Materials in the indoor or outdoor environment; (ii) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the indoor or outdoor environment; (iii) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (iv) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the indoor or outdoor environment.

          (v)     "Company Leased Real Property" means all interests in real property pursuant to the Company Leases.

          (vi)    "Company Leases" means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which the Company or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.

          (vii)   "Company Owned Real Property" means the real property, and interests in real property, owned by the Company and its Subsidiaries.

          (viii)   "Company Real Property" means the Company Owned Real Property and the Company Leased Real Property.

          (ix)    "Derivative Transaction" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

          (x)     "Employment and Withholding Taxes" means any federal, state, provincial, local, foreign or other employment, unemployment, insurance, social security, disability, workers' compensation, payroll, health care or other similar Tax and all Taxes required to be withheld by or on behalf of each of the Company and any of its Subsidiaries, or Parent and any of its Subsidiaries as the case may be in connection with amounts paid or owing to any employee, independent contractor, creditor or other party, in each case, on or in respect of the business or assets thereof.

          (xi)    "Environmental Claim" means any claim, demand, suit, action, cause of action, proceeding, investigation or notice to any Person alleging any potential liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resource damages, personal injuries, or penalties) arising out of, based on, or resulting from (i) the presence, or Release into the environment, of any Hazardous Material at any location for which such Person or its Subsidiaries may bear responsibility or liability, or (ii) circumstances forming the basis of any violation, or alleged violation, of any applicable Environmental Law.

          (xii)   "Environmental Laws" means all Laws, including common law, relating to pollution, Cleanup, restoration or protection of the environment (including ambient air, surface water, groundwater, land surface or subsurface strata and natural resources) or to the protection of flora or fauna or their habitat or to human or public health, including Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the treatment, storage, disposal, transport or handling of Hazardous Materials, including the Federal Clean Water Act, the Safe Drinking Water Act, the Clean Air Act, the Outer Continental Shelf Lands Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Resource Conservation and Recovery Act and the Emergency Planning and Community Right to Know Act, each as amended and currently in effect.

          (xiii)   "Financing" means debt financing in the amounts set forth in the Commitment Letter or other debt financing in at least an amount sufficient to allow Parent and Merger Sub to consummate the Merger and the other transactions contemplated hereby.

          (xiv)   "Hazardous Material" means (i) chemicals, pollutants, contaminants, wastes, toxic and hazardous substances, and oil and petroleum products, (ii) any substance that is or contains asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, petroleum or petroleum-derived substances or wastes, radon gas or related materials, lead or lead-based paint or materials, (iii) any substance that requires investigation, removal or remediation under any Environmental Law, or is defined, listed, regulated or identified as hazardous, toxic or otherwise regulated under any Environmental Laws, (iv) any substance that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic, mutagenic, or otherwise hazardous to human health or the environment or (v) Naturally Occurring Radioactive Material (NORM).

          (xv)   "knowledge" of any Person means the knowledge after due inquiry of (i) all officers and (ii) all production, human resources and health, safety and environmental managers of such Person.

          (xvi)   "Liens" means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title defect, title retention agreement, lease, sublease, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, charge or other restrictions or limitations of any nature whatsoever.

          (xvii)   "Litigation" means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker's compensation claims).

          (xviii)   "Material Adverse Effect" means, with respect to Parent or the Company, as the case may be, the existence of a materially adverse change to the financial condition, business, assets, properties or results of operations of such party and its Subsidiaries, taken as a whole, no matter how caused or how arising, except for any materially adverse change that is caused by or arises from one or more of (A) changes to economic, political or business conditions affecting the domestic energy markets generally, except, in each case, to the extent any such changes or effects materially disproportionately affect such party, (B) the occurrence of natural disasters of any type, including, without limitation, earthquakes and tsunamis but not including hurricanes, (C) changes in market prices, both domestically and globally, for any carbon-based energy product and any write-down for accounting purposes of oil and gas reserves as a result of a "ceiling test" to the extent but only to the extent such write-down is directly attributable to changes in market prices of oil or gas (but not any change resulting from a default under any agreement or arrangement as a result of such write-down), (D) the announcement or pendency of this Agreement and the transactions contemplated hereby, compliance with the terms hereof or the disclosure of the fact that Parent is the prospective owner of the Company, including any Litigation arising from any of the foregoing, (E) the existence or occurrence of war, acts of war, terrorism or similar hostilities, (F) changes in Laws of general applicability or interpretations thereof by courts or Governmental Entities, or (G) changes in the market price of either Parent Common Stock or Company Common Stock (but not any change underlying such changes in price to the extent such change would otherwise constitute a Parent Material Adverse Effect or Company Material Adverse Effect, as the case may be).

          (xix)   "Parent Leased Real Property" means all interests in real property pursuant to the Parent Leases.

          (xx)   "Parent Leases" means the real property leases, subleases, licenses and use or occupancy agreements pursuant to which Parent or any of its Subsidiaries is the lessee, sublessee, licensee, user, operator or occupant of real property, or interests therein.

          (xxi)   "Parent Owned Real Property" means the real property, and interests in real property, owned by Parent and its Subsidiaries.

          (xxii)   "Parent Real Property" means the Parent Owned Real Property and the Parent Leased Real Property.

          (xxiii)   "Permitted Liens" means (i) Liens reserved against or identified in the Company Balance Sheet or the Parent Balance Sheet, as the case may be, to the extent so reserved or reflected or described in the notes thereto, (ii) Liens for Taxes not yet due and payable, (iii) Liens existing pursuant to credit facilities of the Company and its Subsidiaries or the Parent and its Subsidiaries, as the case may be and in each case in effect as of the date of this Agreement and (iv) those Liens that, individually or in the aggregate with all other Permitted Liens, do not, and are not reasonably likely to, materially interfere with the use or value of the properties or assets of the Company and its Subsidiaries or Parent and its Subsidiaries, as the case may be and in each case taken as a whole as currently used, or otherwise individually or in the aggregate have or result in a Material Adverse Effect on the Company or Parent, as the case may be.

          (xxiv)   "Person" means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, limited liability company, unincorporated entity or Governmental Entity.

          (xxv)   "Release" means any releasing, disposing, discharging, injecting, spilling, leaking, pumping, dumping, emitting, escaping, emptying, dispersal, leaching, migration, transporting or placing of Hazardous Materials, including into or upon, any land, soil, surface water, ground water or air, or otherwise entering into the environment.

          (xxvi)   "Return" means any return, estimated tax return, report, declaration, form, claim for refund or information statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

          (xxvii)   "Subsidiary" means with respect to any Person, any other Person of which (i) such Person is directly or indirectly the controlling general partner or (ii) 50% or more of the securities or other interests having by their terms ordinary voting power for the election of directors or others performing similar functions are directly or indirectly owned by such Person.

          (xxviii)   "Tax" means any federal, state, provincial, local, foreign or other tax, import, duty or other governmental charge or assessment or deficiencies thereof, including income, alternative, minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers' compensation, payroll, health care, withholding, estimated or other similar tax and including all interest and penalties thereon and additions to tax.

        8.6    Headings; Schedules.     The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Disclosure of any matter pursuant to any Section of the Company Disclosure Letter or the Parent Disclosure Letter shall not be deemed to be an admission or representation as to the materiality of the item so disclosed.

        8.7    Counterparts.     This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

        8.8    Entire Agreement.     This Agreement and the Confidentiality Agreements constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

        8.9    Severability.     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term, provision, covenant or restriction is invalid, void, unenforceable, overly broad or against public policy by any court of competent jurisdiction, the parties intend that such court modify such provision to the extent necessary so as to render it valid, effective, enforceable, reasonable and not overly broad and such term, provision, covenant or restriction shall be deemed modified to the extent necessary to provide the intended benefits to modify this Agreement so as to effect the original intent of the parties, as evidenced by this Agreement, as closely as possible in a mutually acceptable manner in order that the transactions as originally contemplated hereby are fulfilled to the fullest extent possible.

        8.10    Governing Law.     This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

        8.11    Assignment.     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise)

without the prior written consent of the other parties; provided that each of Parent and Merger Sub may assign this Agreement to any of its Subsidiaries, or to any lender to each of Parent or Merger Sub, or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent's or Merger Sub's obligations or liabilities under this Agreement.

        8.12    Parties in Interest.     This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Sections 5.8 and 8.11) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

        8.13    Specific Performance.     The parties to this Agreement agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with the terms of this Agreement and that the parties shall be entitled to specific performance of the terms of this Agreement in addition to any other remedy at Law or equity.

        8.14    Jurisdiction.     Each of the parties hereto agrees that any claim, suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, under or in connection with, this Agreement or the transactions contemplated hereby shall be heard and determined in the Chancery Court of the State of Delaware (and each agrees that no such claim, suit, action or proceeding relating to this Agreement shall be brought by it or any of its affiliates except in such court), and the parties hereto hereby irrevocably and unconditionally submit to the exclusive jurisdiction of such court in any such claim, suit, action or proceeding and irrevocably and unconditionally waive the defense of an inconvenient forum to the maintenance of any such claim, suit, action or proceeding. Each of the parties hereto further agree that, to the fullest extent permitted by applicable Law, service of any process, summons, notice or document in any such claim, suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.4 shall be deemed effective service of process on such party. The parties hereto hereby agree that a final, non-appealable judgment in any such claim, suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions in the world by suit on the judgment or in any other manner provided by applicable Law.

******

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

FOREST OIL CORPORATION
By:	/s/ H. CRAIG CLARK
Name:	H. Craig Clark
Title:	President and Chief Executive Officer
MJCO CORPORATION
By:	/s/ CYRUS D. MARTER IV
Name:	Cyrus D. Marter IV
Title:	Vice President and Secretary
THE HOUSTON EXPLORATION COMPANY
By:	/s/ W.G. HARGETT
Name:	William G. Hargett
Title:	Chairman, President and Chief Executive Officer

[Signature Page to Merger Agreement]

ANNEX B

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

January 7, 2007

Board of Directors
Forest Oil Corporation
707 Seventeenth Street, Suite 3600
Denver, Colorado 80202-3404

Members of the Board:

        You have asked us to advise you with respect to the fairness, from a financial point of view, to Forest Oil Corporation ("Forest Oil") of the Merger Consideration (as defined below) to be paid by Forest Oil pursuant to the terms of the Agreement and Plan of Merger, dated as of January 7, 2007 (the "Merger Agreement"), among Forest Oil, MJCO Corporation, a wholly owned subsidiary of Forest Oil ("Merger Sub"), and The Houston Exploration Company ("Houston Exploration"). The Merger Agreement provides for, among other things, the merger of Merger Sub with and into Houston Exploration, and the subsequent merger of Houston Exploration with and into Forest Oil (collectively, the "Transaction"), pursuant to which each outstanding share of the common stock, par value $0.01 per share ("Houston Exploration Common Stock"), of Houston Exploration will be converted into the right to receive, at the election of the holder (subject to certain proration and other procedures and limitations set forth in the Merger Agreement, as to which procedures and limitations we are expressing no opinion), either (i) a number of shares of the common stock, par value $0.10 per share ("Forest Oil Common Stock"), of Forest Oil equal to the quotient obtained by dividing the Aggregate Consideration Per Share (as defined in the Merger Agreement) by the average per share closing price of Forest Oil Common Stock during the 10-consecutive trading day period ending on the third calendar day immediately prior to the effective time of the Transaction (such number of shares, the "Stock Consideration") or (ii) a cash amount equal to the Aggregate Consideration Per Share (such cash amount, the "Cash Consideration" and, together with the Stock Consideration, the "Merger Consideration").

        In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Forest Oil and Houston Exploration. We also have reviewed certain other information relating to Forest Oil and Houston Exploration provided to or discussed with us by Forest Oil, including financial forecasts, and oil and gas reserve reports, relating to Forest Oil and Houston Exploration as well as alternative commodity pricing assumptions. We also have met with the managements of Forest Oil and Houston Exploration to discuss the business and prospects of Forest Oil and Houston Exploration, respectively. We further have considered certain financial and stock market data of Forest Oil and Houston Exploration, and we have compared that data with similar data for other publicly held companies in businesses we deemed similar to those of Forest Oil and Houston Exploration, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

        In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts and reserve reports for Forest Oil and Houston Exploration that we have reviewed, we have been advised, and we have assumed, that such forecasts and reserve reports have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Forest Oil as to the future financial performance, and the oil and gas reserves, of Forest Oil and Houston Exploration. With respect to the alternative commodity pricing assumptions that we have reviewed, we have been advised by the management of Forest Oil, and we have assumed, that such assumptions are a reasonable basis on which to evaluate the future financial performance of Forest Oil and Houston Exploration, and are appropriate for us to utilize in our analyses.

        We have assumed, with your consent, that the Transaction will qualify for federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Forest Oil, Houston Exploration or the contemplated benefits of the Transaction and that the Transaction will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Forest Oil or Houston Exploration, including, without limitation, potential tax or other liabilities resulting from prior dispositions or pending litigation, nor have we been furnished with any such evaluations or appraisals (other than certain third party reserve reports). We are not experts in the evaluation of oil and gas reserves and we express no view as to the reserve quantities, or the development or production (including, without limitation, as to the feasibility or timing thereof), of any oil or gas properties of Forest Oil or Houston Exploration (including unevaluated properties). Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, to Forest Oil of the Merger Consideration and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our opinion also is based on certain assumptions as to future commodity prices for oil and gas, which are subject to significant volatility and which, if different than as assumed, could have a material impact on our analyses. We are not expressing any opinion as to what the value of Forest Oil Common Stock actually will be when issued to the holders of Houston Exploration Common Stock pursuant to the Transaction or the prices at which Forest Oil Common Stock will trade at any time. Our opinion does not address the relative merits of the Transaction as compared to alternative transactions or strategies that might be available to Forest Oil, nor does it address the underlying business decision of Forest Oil to proceed with the Transaction.

        We have acted as financial advisor to Forest Oil in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the execution of the Merger Agreement and a significant portion of which is contingent upon the consummation of the Transaction. As you are aware, we and certain of our affiliates may participate in the financing for the Transaction, for which we and such affiliates would expect to receive compensation. In addition, Forest Oil has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates in the past have provided, currently are providing and in the future may provide investment banking and other financial services to Forest Oil unrelated to the proposed Transaction, for which we and our affiliates have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates' own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Forest Oil and Houston Exploration, as well as provide investment banking and other financial services to such companies.

        It is understood that this letter is for the information of the Board of Directors of Forest Oil in connection with its evaluation of the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act on any matter relating to the Transaction.

        Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by Forest Oil in the Transaction is fair to Forest Oil from a financial point of view.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC

ANNEX C

[LEHMAN BROTHERS LETTERHEAD]

January 7, 2007

Board of Directors
The Houston Exploration Company
1100 Louisiana, Suite 2000
Houston, Texas 77002

Members of the Board:

        We understand that The Houston Exploration Company ("Houston Exploration" or the "Company") intends to enter into a transaction (the "Proposed Transaction") with Forest Oil Corporation ("Forest") pursuant to which (i) MJCO Corporation, a wholly owned subsidiary of Forest ("Merger Sub"), will merge with and into the Company, with the Company surviving the merger ("Merger I") and (ii) immediately thereafter, the Company will merge with and into Forest, with Forest surviving the second merger. We further understand that upon the effectiveness of Merger I, each share of common stock of the Company then issued and outstanding will be converted into the right to receive $26.25 in cash (the "Cash Consideration") and 0.84 shares of the common stock of Forest (the "Stock Consideration" and together with the Cash Consideration, the "Merger Consideration"), subject to certain election and proration procedures set forth in the Agreement. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger dated as of January 7, 2007 among the Company, Forest and Merger Sub (the "Agreement").

        We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the Merger Consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction; (2) publicly available information concerning Houston Exploration and Forest that we believe to be relevant to our analysis, including, without limitation, each of the Company's and Forest's Annual Reports on Form 10-K for the fiscal year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006; (3) financial and operating information with respect to the business, operations and prospects of Houston Exploration furnished to us by Houston Exploration, including financial projections of the Company prepared by management of the Company; (4) financial and operating information with respect to the business, operations and prospects of Forest furnished to us by Forest, including financial projections of Forest prepared by the management of Forest; (5) estimates of certain (i) proved reserves, as of December 31, 2005, for Houston Exploration prepared by a third-party reserve engineer, (ii) proved reserves, as of September 30, 2006, for the Company prepared by the management of Houston Exploration and (iii) non-proved reserves for the Company as prepared by the management of Houston Exploration (collectively, the "Company Reserve Reports"); (6) estimates of certain proved and non-proved reserves, as of December 31, 2005, for Forest prepared by the management of Forest and audited by a third-party reserve engineer and rolled forward by the management of Forest to September 30, 2006 (the "Forest Reserve Reports"); (7) the trading histories of Houston Exploration's common stock and Forest's common stock from January 6, 2006 to January 5, 2007 and a comparison of those trading histories with each other and with those of other companies that we deemed relevant; (8) a comparison of the historical financial results and present financial condition of Houston Exploration and Forest with each other and with those of other companies that we deemed relevant; (9) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant; (10) the potential pro forma impact of the Proposed Transaction on the current and future financial performance of the combined company, including the amounts and timing of the cost savings and operating synergies expected to result from the Proposed Transaction (the "Expected Synergies"); (11) published estimates by independent equity research analysts with respect to the future financial performance of Houston Exploration and Forest; (12) the relative contributions of Houston Exploration and Forest to the current and future financial performance of the combined company on a pro forma basis; and (13) the results of our efforts to solicit indications of interest and definitive proposals from third parties with respect to an acquisition of the Company. In addition, we have (i) had discussions with the managements of Houston Exploration and Forest concerning their respective businesses, operations, assets, financial conditions, reserves, production profiles, hedging levels, exploration programs and prospects and (ii) undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the managements of Houston Exploration and Forest that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Houston Exploration, upon advice of Houston Exploration, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Houston Exploration as to the future financial performance of Houston Exploration and that Houston Exploration will perform substantially in accordance with such projections. With respect to the financial projections of Forest, upon advice of Forest, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Forest as to the future financial performance of Forest and that Forest will perform substantially in accordance with such projections. With respect to the Company Reserve Reports, we have discussed these reports with the management of Houston Exploration and upon the advice of Houston Exploration, we have assumed that the Company Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Houston Exploration. With respect to the Forest Reserve Reports, we have discussed these reports with the managements of Houston Exploration and Forest and upon the advice of Houston Exploration and Forest, we have assumed that the Forest Reserve Reports are a reasonable basis upon which to evaluate the proved and non-proved reserve levels of Forest. With respect to the Expected Synergies, we have assumed that the amount and timing of the Expected Synergies are reasonable as estimated by the management of Forest and discussed with the management of the Company and we also have assumed that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of Houston Exploration or Forest and have not made or obtained any evaluations or appraisals of the assets or liabilities of Houston Exploration or Forest. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

        In addition, we express no opinion as to the prices at which shares of (i) Houston Exploration common stock or Forest common stock will trade at any time following the announcement of the Proposed Transaction or (ii) Forest common stock will trade at any time following the consummation of the Proposed Transaction.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Merger Consideration to be offered to the stockholders of the Company in the Proposed Transaction is fair to such stockholders.

        We have acted as financial advisor to Houston Exploration in connection with the Proposed Transaction and will receive a fee for our services, a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, Houston Exploration has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for Houston Exploration and Forest in the past and have received customary fees for such services. We may continue to provide Forest and its affiliates with investment banking services and will receive customary fees for any such services provided. In the ordinary course of our business, we actively trade in the securities of Houston Exploration and Forest for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

        This opinion is for the use and benefit of the Board of Directors of Houston Exploration and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of Houston Exploration as to how such stockholder should vote or act with respect to any matter relating to the Proposed Transaction.

                      Very truly yours,

                      LEHMAN BROTHERS

ANNEX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

          (2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a.
      Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b.
      Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c.
      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d.
      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of Incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the Merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the

Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX E

FOREST OIL CORPORATION
2007 STOCK INCENTIVE PLAN

I.    PURPOSE OF THE PLAN

        The purpose of the FOREST OIL CORPORATION 2007 STOCK INCENTIVE PLAN (the "Plan") is to provide a means through which FOREST OIL CORPORATION, a New York corporation (the "Company"), and its Affiliates may attract able persons to serve as Officers, Directors or Consultants or to enter the employ of the Company and its Affiliates and to provide a means whereby those individuals upon whom the responsibilities of the successful administration and management of the Company and its Affiliates rest, and whose present and potential contributions to the Company and its Affiliates are of importance, can acquire and maintain stock ownership, thereby strengthening their concern for the welfare of the Company and its Affiliates. A further purpose of the Plan is to provide such individuals with additional incentive and reward opportunities designed to enhance the profitable growth of the Company and its Affiliates. Accordingly, the Plan provides for granting Director Stock Awards to Non-Employee Directors and for granting Incentive Stock Options, options that do not constitute Incentive Stock Options, Restricted Stock Awards, Performance Awards, and Phantom Stock Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular employee, Officer, Consultant, or Director as provided herein.

II.    DEFINITIONS

        The following definitions shall be applicable throughout the Plan unless specifically modified by any paragraph:

        (a)   "Affiliate" means any corporation, partnership, limited liability company or partnership, association, trust, or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

        (b)   "Award" means, individually or collectively, any Director Stock Award, Option, Restricted Stock Award, Performance Award, or Phantom Stock Award.

        (c)   "Board" means the Board of Directors of the Company.

        (d)   "Code" means the Internal Revenue Code of 1986, as amended. Reference in the Plan to any section of the Code shall be deemed to include any amendments or successor provisions to such section and any regulations under such section.

        (e)   "Committee" means a committee of the Board that is selected by the Board as provided in Paragraph IV(a).

        (f)    "Common Stock" means the common stock, par value $.10 per share, of the Company, or any security into which such common stock may be changed by reason of any transaction or event of the type described in Paragraph XI.

        (g)   "Company" means Forest Oil Corporation, a New York corporation.

        (h)   "Consultant" means any person who is not an employee or a Director and who is providing advisory or consulting services to the Company or any Affiliate.

        (i)    "Corporate Change" shall have the meaning assigned to such term in Paragraph XI(c) of the Plan.

        (j)    "Director" means an individual who is a member of the Board.

        (k)   "Director Stock Award" means a Restricted Stock Award granted under Paragraph VIII(b) of the Plan to a Non-Employee Director.

        (l)    An "employee" means any person (including an Officer or a Director) in an employment relationship with the Company or any Affiliate.

        (m)  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        (n)   "Fair Market Value" means, as of any specified date, the mean of the high and low sales prices of the Common Stock (i) reported by the National Market System of NASDAQ on that date or (ii) if the Common Stock is listed on a national stock exchange, reported on the stock exchange composite tape on that date (or such other reporting service approved by the Committee); or, in either case, if no prices are reported on that date, on the last preceding date on which such prices of the Common Stock are so reported. If the Common Stock is traded over the counter at the time a determination of its fair market value is required to be made hereunder, its fair market value shall be deemed to be equal to the average between the reported high and low or closing bid and asked prices of Common Stock on the most recent date on which Common Stock was publicly traded. In the event Common Stock is not publicly traded at the time a determination of its value is required to be made hereunder, the determination of its fair market value shall be made by the Committee in such manner as it deems appropriate and as is consistent with the requirements of section 409A of the Code.

        (o)   "Incentive Stock Option" means an incentive stock option within the meaning of section 422 of the Code.

        (p)   "Mergers" means the merger transactions contemplated in that certain Agreement and Plan of Merger dated January 7, 2007, by and among the Company, MJCO Corporation and The Houston Exploration Company.

        (q)   "Non-Employee Director" means any member of the Board who qualifies as a "Non-Employee Director" as defined in Rule 16b-3.

        (r)   "Officer" means an individual who holds one of the offices of the Company as provided under the Bylaws of the Company.

        (s)   "Option" means an Award granted under Paragraph VII of the Plan and includes both Incentive Stock Options to purchase Common Stock and Options that do not constitute Incentive Stock Options to purchase Common Stock.

        (t)    "Option Agreement" means a written agreement between the Company and a Participant with respect to an Option.

        (u)   "Participant" means an employee, Consultant, or Director who has been granted an Award.

        (v)   "Performance Award" means an Award granted under Paragraph IX of the Plan.

        (w)  "Performance Award Agreement" means a written agreement between the Company and a Participant with respect to a Performance Award.

        (x)   "Phantom Stock Award" means an Award granted under Paragraph X of the Plan.

        (y)   "Phantom Stock Award Agreement" means a written agreement between the Company and a Participant with respect to a Phantom Stock Award.

        (z)   "Plan" means the Forest Oil Corporation 2007 Stock Incentive Plan, as amended from time to time.

        (aa) "Restricted Stock Agreement" means a written agreement between the Company and a Participant with respect to a Restricted Stock Award.

        (bb) "Restricted Stock Award" means an Award granted under Paragraph VIII of the Plan.

        (cc) "Rule 16b-3" means SEC Rule 16b-3 promulgated under the Exchange Act, as such may be amended from time to time, and any successor rule, regulation, or statute fulfilling the same or a similar function.

        (dd) "Stock Appreciation Right" means a right to acquire, upon exercise of the right, Common Stock and/or, in the sole discretion of the Committee, cash having an aggregate value equal to the then excess of the Fair Market Value of the shares with respect to which the right is exercised over the exercise price therefor.

III.    EFFECTIVE DATE AND DURATION OF THE PLAN

        The Plan shall become effective upon the date of its adoption by the Board, provided the Plan is approved by the shareholders of the Company at the next meeting of the shareholders of the Company that occurs after the date of such adoption by the Board. Notwithstanding any provision in the Plan to the contrary, no Option shall be exercisable, no Restricted Stock Award or Director Stock Award shall be granted and no Performance Award or Phantom Stock Award shall vest or become satisfiable prior to such shareholder approval. No further Awards may be granted under the Plan after 10 years from the date the Plan is adopted by the Board. The Plan shall remain in effect until all Options granted under the Plan have been exercised or expired, all Restricted Stock Awards granted under the Plan have vested or been forfeited, and all Performance Awards, Phantom Stock Awards, and Director Stock Awards have been satisfied or expired.

IV.    ADMINISTRATION

        (a)   Composition of Committee. The Plan shall be administered by a committee of, and appointed by, the Board that shall be comprised solely of two or more Non-Employee Directors who also qualify as "outside directors" (within the meaning assigned to such term under section 162(m) of the Code and applicable interpretive authority thereunder).

        (b)   Powers. Subject to the express provisions of the Plan, each of the Committee and the Board shall have authority, in its discretion, to determine which employees, Consultants, or Directors shall receive an Award, the time or times when such Award shall be made, the type of Award that shall be made, the number of shares to be subject to each Option or Restricted Stock Award, and the number of shares subject to or the value of each Performance Award or Phantom Stock Award. In making such determinations, the Committee or the Board, as the case may be, shall take into account the nature of the services rendered by the respective employees, Consultants, or Directors, their present and potential contribution to the Company's success, and such other factors as the Committee or the Board in its sole discretion shall deem relevant. Notwithstanding the preceding provisions of this Subparagraph, Director Stock Awards shall be granted as provided in Paragraph VIII(b).

        (c)   Additional Powers. The Committee shall have such additional powers as are delegated to it by the other provisions of the Plan. In addition, the Board shall have all such additional powers as are delegated to the Committee by other provisions of the Plan notwithstanding that such provisions may refer only to the Committee. Subject to the express provisions of the Plan, this shall include the power to construe the Plan and the respective agreements executed hereunder, to prescribe rules and regulations relating to the Plan, to determine the terms, restrictions, and provisions of the agreement relating to each Award, including such terms, restrictions, and provisions as shall be requisite in the judgment of the Committee to cause designated Options to qualify as Incentive Stock Options, and to make all other determinations necessary or advisable for administering the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any agreement relating to an Award in the manner and to the extent the Committee shall deem expedient to carry the Plan or any such agreement into effect. The determinations of the Committee or the Board on the matters referred to in this Paragraph IV shall be conclusive.

        (d)   Delegation of Authority by the Committee. Notwithstanding the preceding provisions of this Paragraph IV or any other provision of the Plan to the contrary, the Committee may from time to time, in its sole discretion, delegate to the Chief Executive Officer of the Company the administration (or interpretation of any provision) of the Plan, and the right to grant Awards under the Plan, insofar as such administration (and interpretation) and power to grant Awards relates to any person who is not subject to section 16 of the Exchange Act (including any successor section to the same or similar effect). Any such delegation may be effective only so long as the Chief Executive Officer of the Company is a Director, and the Committee may revoke such delegation at any time. The Committee may put any conditions and restrictions on the powers that may be exercised by the Chief Executive Officer of the Company upon such delegation as the Committee determines in its sole discretion. In the event of any conflict in a determination or interpretation under the Plan as between the Committee and the Chief Executive Officer of the Company, the determination or interpretation, as applicable, of the Committee shall be conclusive.

V.    SHARES SUBJECT TO THE PLAN; AWARD LIMITS; GRANT OF AWARDS

        (a)   Shares Subject to the Plan and Award Limits. Subject to adjustment in the same manner as provided in Paragraph XI with respect to shares of Common Stock subject to Options then outstanding, the aggregate maximum number of shares of Common Stock that may be issued under the Plan, and the aggregate maximum number of shares of Common Stock that may be issued under the Plan through Incentive Stock Options, shall not exceed (1) 2,700,000 shares if the Mergers are consummated or (2) 1,800,000 shares if the Mergers are not consummated. Shares shall be deemed to have been issued under the Plan only to the extent actually issued and delivered pursuant to an Award. To the extent that an Award lapses or the rights of its holder terminate, any shares of Common Stock subject to such Award shall again be available for the grant of an Award under the Plan. In addition, shares issued under the Plan and forfeited back to the Plan, shares surrendered in payment of the exercise price or purchase price of an Award, and shares withheld for payment of applicable employment taxes and/or withholding obligations associated with an Award shall again be available for the grant of an Award under the Plan. Notwithstanding any provision in the Plan to the contrary, (i) the aggregate maximum number of shares of Common Stock that may be subject to Awards denominated in shares of Common Stock granted to any one individual during any calendar year may not exceed 175,000 shares of Common Stock (subject to adjustment in the same manner as provided in Paragraph XI with respect to shares of Common Stock subject to Options then outstanding) and (ii) the maximum amount of compensation that may be paid under all Performance Awards denominated in cash (including the Fair Market Value of any shares of Common Stock paid in satisfaction of such Performance Awards) granted to any one individual during any calendar year may not exceed $2,000,000, and any payment due with respect to a Performance Award shall be paid no later than 10 years after the date of grant of such Performance Award. The limitations set forth in the preceding sentence shall be applied in a manner that will permit Awards that are intended to provide "performance-based" compensation for purposes of section 162(m) of the Code to satisfy the requirements of such section, including, without limitation, counting against such maximum number of shares, to the extent required under section 162(m) of the Code and applicable interpretive authority thereunder, any shares subject to Options or Stock Appreciation Rights that are canceled or repriced.

        (b)   Grant of Awards. The Committee may from time to time grant Awards to one or more employees, Consultants, or Directors determined by it to be eligible for participation in the Plan in accordance with the terms of the Plan. Director Stock Awards shall be granted as provided in Paragraph VIII(b).

        (c)   Stock Offered. Subject to the limitations set forth in Paragraph V(a), the stock to be offered pursuant to the grant of an Award may be authorized but unissued Common Stock or Common Stock previously issued and outstanding and reacquired by the Company. Any of such shares which remain unissued and which are not subject to outstanding Awards at the termination of the Plan shall cease to be subject to the Plan but, until termination of the Plan, the Company shall at all times make available a sufficient number of shares to meet the requirements of the Plan. The shares of the Company's stock to be issued pursuant to any Award may be represented by physical stock certificates or may be uncertificated. Notwithstanding references in the Plan to certificates, the Company may deliver uncertificated shares of Common Stock in connection with any Restricted Stock Award or stock settlement of any other form of Award.

VI.    ELIGIBILITY

        Awards may be granted only to persons who, at the time of grant, are employees, Consultants, or Directors. An Award may be granted on more than one occasion to the same person, and, subject to the limitations set forth in the Plan, such Award may include an Incentive Stock Option, an Option that is not an Incentive Stock Option, a Restricted Stock Award, a Performance Award, a Phantom Stock Award, or any combination thereof. Notwithstanding the preceding provisions of this Paragraph, a Director Stock Award may be granted only to a Non-Employee Director.

VII.    STOCK OPTIONS

        (a)   Option Period. The term of each Option shall be as specified by the Committee at the date of grant, but in no event shall an Option be exercisable after the expiration of 10 years from the date of grant.

        (b)   Limitations on Exercise of Option. An Option shall be exercisable in whole or in such installments and at such times as determined by the Committee.

        (c)   Special Limitations on Incentive Stock Options. An Incentive Stock Option may be granted only to an individual who is employed by the Company or any parent or subsidiary corporation (as defined in section 424 of the Code) at the time the Option is granted. To the extent that the aggregate fair market value (determined at the time the respective Incentive Stock Option is granted) of stock with respect to which Incentive Stock Options are exercisable for the first time by an individual during any calendar year under all incentive stock option plans of the Company and its parent and subsidiary corporations exceeds $100,000, such Incentive Stock Options shall be treated as Options which do not constitute Incentive Stock Options. The Committee shall determine, in accordance with applicable provisions of the Code, Treasury Regulations, and other administrative pronouncements, which of a Participant's Incentive Stock Options will not constitute Incentive Stock Options because of such limitation and shall notify the Participant of such determination as soon as practicable after such determination. No Incentive Stock Option shall be granted to an individual if, at the time the Option is granted, such individual owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or of its parent or subsidiary corporation, within the meaning of section 422(b)(6) of the Code, unless (i) at the time such Option is granted, the option price is at least 110% of the Fair Market Value of the Common Stock subject to the Option and (ii) such Option by its terms is not exercisable after the expiration of five years from the date of grant. Except as otherwise provided in sections 421 or 422 of the Code, an Incentive Stock Option shall not be transferable otherwise than by will or the laws of descent and distribution and shall be exercisable during the Participant's lifetime only by such Participant or the Participant's guardian or legal representative.

        (d)   Option Agreement. Each Option shall be evidenced by an Option Agreement in such form and containing such provisions not inconsistent with the provisions of the Plan as the Committee from time to time shall approve, including, without limitation, provisions to qualify an Option as an Incentive Stock Option under section 422 of the Code. Each Option Agreement shall specify the effect of termination of (i) employment, (ii) the consulting or advisory relationship, or (iii) membership on the Board, as applicable, on the exercisability of the Option. An Option Agreement may provide for the payment of the option price, in whole or in part, by the delivery of a number of shares of Common Stock (plus cash if necessary) having a Fair Market Value equal to such option price. Moreover, an Option Agreement may provide for a "cashless exercise" of the Option by establishing procedures satisfactory to the Committee with respect thereto. Further, an Option Agreement may provide, on such terms and conditions as the Committee in its sole discretion may prescribe, for the grant of a Stock Appreciation Right in connection with the grant of an Option and, in such case, the exercise of the Stock Appreciation Right shall result in the surrender of the right to purchase a number of shares under the Option equal to the number of shares with respect to which the Stock Appreciation Right is exercised (and vice versa). In the case of any Stock Appreciation Right that is granted in connection with an Incentive Stock Option, such right shall be exercisable only when the Fair Market Value of the Common Stock exceeds the price specified therefor in the Option or the portion thereof to be surrendered. The terms and conditions of the respective Option Agreements need not be identical. Subject to the consent of the Participant, the Committee may, in its sole discretion, amend an outstanding Option Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan (including, without limitation, an amendment that accelerates the time at which the Option, or a portion thereof, may be exercisable); provided, however, that, except as provided in Paragraph XI, the Committee may not, without approval of the shareholders of the Company, amend any outstanding Option Agreement to lower the option price (or cancel and replace any outstanding Option Agreement with Option Agreements having a lower option price).

        (e)   Option Price and Payment. The price at which a share of Common Stock may be purchased upon exercise of an Option shall be determined by the Committee but, subject to adjustment as provided in Paragraph XI, such purchase price shall not be less than the Fair Market Value of a share of Common Stock on the date such Option is granted. The Option or portion thereof may be exercised by delivery of an irrevocable notice of exercise to the Company, as specified by the Committee. The purchase price of the Option or portion thereof shall be paid in full in the manner prescribed by the Committee. Separate stock certificates shall be issued by the Company for those shares acquired pursuant to the exercise of an Incentive Stock Option and for those shares acquired pursuant to the exercise of any Option that does not constitute an Incentive Stock Option.

        (f)    Shareholder Rights and Privileges. The Participant shall be entitled to all the privileges and rights of a shareholder only with respect to such shares of Common Stock as have been purchased under the Option and for which certificates of stock have been registered in the Participant's name.

        (g)   Options and Rights in Substitution for Options Granted by Other Employers. Options and Stock Appreciation Rights may be granted under the Plan from time to time in substitution for options and such rights held by individuals providing services to corporations or other entities who become employees, Consultants, or Directors as a result of a merger or consolidation or other business transaction with the Company or any Affiliate.

VIII.    RESTRICTED STOCK AWARDS

        (a)   Forfeiture Restrictions To Be Established by the Committee. Shares of Common Stock that are the subject of a Restricted Stock Award shall be subject to restrictions on disposition by the Participant and an obligation of the Participant to forfeit and surrender the shares to the Company under certain circumstances (the "Forfeiture Restrictions"). The Forfeiture Restrictions shall be determined by the Committee in its sole discretion, and the Committee may provide that the Forfeiture Restrictions shall lapse upon (i) the attainment of one or more performance measures established by the Committee that are based on (1) the price of a share of Common Stock, (2) the Company's earnings per share, (3) the Company's market share, (4) the market share of a business unit of the Company designated by the Committee, (5) the Company's sales, (6) the sales of a business unit of the Company designated by the Committee, (7) the net income (before or after taxes) of the Company or any business unit of the Company designated by the Committee, (8) the cash flow or return on investment of the Company or any business unit of the Company designated by the Committee, (9) the earnings before or after interest, taxes, depreciation, and/or amortization of the Company or any business unit of the Company designated by the Committee, (10) the economic value added, (11) the return on capital, assets, or shareholders' equity achieved by the Company, or (12) the total shareholders' return achieved by the Company, (ii) the Participant's continued employment with the Company or continued service as a Consultant or Director for a specified period of time, (iii) the occurrence of any event or the satisfaction of any other condition specified by the Committee in its sole discretion, or (iv) a combination of any of the foregoing. The performance measures described in clause (i) of the preceding sentence may be subject to adjustment for specified significant extraordinary items or events, may be absolute, relative to one or more other companies, or relative to one or more indexes, and may be contingent upon future performance of the Company or any Affiliate, division, or department thereof. Each Restricted Stock Award may have different Forfeiture Restrictions, in the discretion of the Committee.

        (b)   Director Stock Awards. The preceding provisions of this Paragraph VIII to the contrary notwithstanding, each Non-Employee Director who is elected to the Board for the first time after the date upon which the Plan is approved by the shareholders of the Company as provided in Paragraph III shall receive, as of the date of his or her election and without the exercise of the discretion of the Committee or any person or persons, a Restricted Stock Award covering a number of shares of Common Stock equal to the quotient (rounded to the nearest whole number) obtained by dividing $125,000 by the Fair Market Value of a share of Common Stock on the date of such election. As of the date of the annual meeting of the shareholders of the Company in each year that the Plan is in effect as provided in Paragraph III (beginning with the annual meeting that next occurs after the date upon which the Plan is approved by the shareholders of the Company as provided in Paragraph III), each Non-Employee Director then in office who is not then entitled to receive (and who has not, during the period beginning on the January 1 next preceding the date of such annual meeting and ending on the date of such annual meeting, received) a Restricted Stock Award pursuant to the preceding sentence of this Subparagraph VIII(b) shall receive, without the exercise of the discretion of the Committee or any person or persons, a Restricted Stock Award covering a number of shares of Common Stock equal to the quotient (rounded to the nearest whole number) obtained by dividing $125,000 by the Fair Market Value of a share of Common Stock on the date of such annual meeting. If, as of any date that the Plan is in effect, there are not sufficient shares of Common Stock available under the Plan to allow for the grant to each Non-Employee Director of a Restricted Stock Award for the number of shares provided herein, each Non-Employee Director shall receive a Restricted Stock Award for his or her pro-rata share of the total number of shares of Common Stock then available under the Plan. Each Restricted Stock Award granted to a Non-Employee Director pursuant to this Subparagraph VIII(b) shall be subject to Forfeiture Restrictions determined in the discretion of the Committee prior to the date of grant of such Award.

        (c)   Other Terms and Conditions. Unless provided otherwise in a Restricted Stock Agreement, the Participant shall have the right to receive dividends with respect to Common Stock subject to a Restricted Stock Award, to vote Common Stock subject thereto, and to enjoy all other shareholder rights, except that (i) the Participant shall not be entitled to delivery of the stock certificate until the Forfeiture Restrictions have expired, (ii) the Company shall retain custody of the stock until the Forfeiture Restrictions have expired, (iii) the Participant may not sell, transfer, pledge, exchange, hypothecate, or otherwise dispose of the stock until the Forfeiture Restrictions have expired, (iv) a breach of the terms and conditions established by the Committee pursuant to the Restricted Stock Agreement shall cause a forfeiture of the Restricted Stock Award, and (v) with respect to the payment of any dividend with respect to shares of Common Stock subject to a Restricted Stock Award directly to the Participant, each such dividend shall be paid no later than the end of the calendar year in which the dividends are paid to shareholders of such class of shares or, if later, the fifteenth day of the third month following the date the dividends are paid to shareholders of such class of shares. At the time of such Award, the Committee may, in its sole discretion, prescribe additional terms, conditions, or restrictions relating to Restricted Stock Awards, including, but not limited to, rules pertaining to the termination of employment or service as a Consultant or Director (by retirement, disability, death, or otherwise) of a Participant prior to expiration of the Forfeitures Restrictions. Such additional terms, conditions, or restrictions shall be set forth in a Restricted Stock Agreement made in conjunction with the Award.

        (d)   Payment for Restricted Stock. The Committee shall determine the amount and form of any payment for Common Stock received pursuant to a Restricted Stock Award, provided that in the absence of such a determination, a Participant shall not be required to make any payment for Common Stock received pursuant to a Restricted Stock Award, except to the extent otherwise required by law.

        (e)   Committee's Discretion to Accelerate Vesting of Restricted Stock Awards. The Committee may, in its discretion and as of a date determined by the Committee, fully vest any or all Common Stock awarded to a Participant pursuant to a Restricted Stock Award and, upon such vesting, all restrictions applicable to such Restricted Stock Award shall terminate as of such date. Any action by the Committee pursuant to this Subparagraph may vary among individual Participants and may vary among the Restricted Stock Awards held by any individual Participant. Notwithstanding the preceding provisions of this Subparagraph, except in connection with a Corporate Change, the Committee may not take any action described in this Subparagraph with respect to a Restricted Stock Award that has been granted to a "covered employee" (within the meaning of Treasury Regulation section 1.162-27(c)(2)) if such Award has been designed to meet the exception for performance-based compensation under section 162(m) of the Code.

        (f)    Restricted Stock Agreements. At the time any Award is made under this Paragraph VIII, the Company and the Participant shall enter into a Restricted Stock Agreement setting forth each of the matters contemplated hereby and such other matters as the Committee may determine to be appropriate. The terms and provisions of the respective Restricted Stock Agreements need not be identical. Subject to the consent of the Participant and the restriction set forth in the last sentence of Subparagraph (e) above, the Committee may, in its sole discretion, amend an outstanding Restricted Stock Agreement from time to time in any manner that is not inconsistent with the provisions of the Plan.

IX.    PERFORMANCE AWARDS

        (a)   Performance Period. The Committee shall establish, with respect to and at the time of each Performance Award, the number of shares of Common Stock subject to, or the maximum value of, the Performance Award and the performance period over which the performance applicable to the Performance Award shall be measured.

        (b)   Performance Measures. A Performance Award shall be awarded to a Participant contingent upon future performance of the Company or any Affiliate, division, or department thereof during the performance period. The Committee shall establish the performance measures applicable to such performance either (i) prior to the beginning of the performance period or (ii) within 90 days after the beginning of the performance period if the outcome of the performance targets is substantially uncertain at the time such targets are established, but not later than the date that 25% of the performance period has elapsed; provided such measures may be made subject to adjustment for specified significant extraordinary items or events. The performance measures may be absolute, relative to one or more other companies, or relative to one or more indexes. The performance measures established by the Committee may be based upon (1) the price of a share of Common Stock, (2) the Company's earnings per share, (3) the Company's market share, (4) the market share of a business unit of the Company designated by the Committee, (5) the Company's sales, (6) the sales of a business unit of the Company designated by the Committee, (7) the net income (before or after taxes) of the Company or any business unit of the Company designated by the Committee, (8) the cash flow or return on investment of the Company or any business unit of the Company designated by the Committee, (9) the earnings before or after interest, taxes, depreciation, and/or amortization of the Company or any business unit of the Company designated by the Committee, (10) the economic value added, (11) the return on capital, assets, or shareholders' equity achieved by the Company, (12) the total shareholders' return achieved by the Company, or (13) a combination of any of the foregoing. The Committee, in its sole discretion, may provide for an adjustable Performance Award value based upon the level of achievement of performance measures and/or provide for a reduction in the value of a Performance Award during the performance period.

        (c)   Awards Criteria. In determining the value of Performance Awards, the Committee shall take into account a Participant's responsibility level, performance, potential, other Awards, and such other considerations as it deems appropriate. The Committee, in its sole discretion, may provide for a reduction in the value of a Participant's Performance Award during the performance period.

        (d)   Payment. Following the end of the performance period, the holder of a Performance Award shall be entitled to receive payment of an amount not exceeding the number of shares of Common Stock subject to, or the maximum value of, the Performance Award, based on the achievement of the performance measures for such performance period, as determined and certified in writing by the Committee. Payment of a Performance Award may be made in cash, Common Stock, or a combination thereof, as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. If a Performance Award covering shares of Common Stock is to be paid in cash, such payment shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Performance Award Agreement.

        (e)   Termination of Award. A Performance Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable performance period, except as may be determined by the Committee.

        (f)    Performance Award Agreements. At the time any Award is made under this Paragraph IX, the Company and the Participant shall enter into a Performance Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Performance Award Agreements need not be identical.

X.    PHANTOM STOCK AWARDS

        (a)   Phantom Stock Awards. Phantom Stock Awards are rights to receive shares of Common Stock (or the Fair Market Value thereof), or rights to receive an amount equal to any appreciation or increase in the Fair Market Value of Common Stock over a specified period of time, which vest over a period of time as established by the Committee, without satisfaction of any performance criteria or objectives. The Committee may, in its discretion, require payment or other conditions of the Participant respecting any Phantom Stock Award. A Phantom Stock Award may include, without limitation, a Stock Appreciation Right that is granted independently of an Option; provided, however, that the exercise price per share of Common Stock subject to the Stock Appreciation Right shall be determined by the Committee but, subject to adjustment as provided in Paragraph XI, such exercise price shall not be less than the Fair Market Value of a share of Common Stock on the date such Stock Appreciation Right is granted.

        (b)   Award Period. The Committee shall establish, with respect to and at the time of each Phantom Stock Award, a period over which the Award shall vest with respect to the Participant.

        (c)   Awards Criteria. In determining the value of Phantom Stock Awards, the Committee shall take into account a Participant's responsibility level, performance, potential, other Awards, and such other considerations as it deems appropriate.

        (d)   Payment. Following the end of the vesting period for a Phantom Stock Award (or at such other time as the applicable Phantom Stock Award Agreement may provide), the holder of a Phantom Stock Award shall be entitled to receive payment of an amount, not exceeding the maximum value of the Phantom Stock Award, based on the then vested value of the Award. Payment of a Phantom Stock Award may be made in cash, Common Stock, or a combination thereof as determined by the Committee. Payment shall be made in a lump sum or in installments as prescribed by the Committee. Any payment to be made in cash shall be based on the Fair Market Value of the Common Stock on the payment date or such other date as may be specified by the Committee in the Phantom Stock Award Agreement. Cash dividend equivalents may be paid during or after the vesting period with respect to a Phantom Stock Award, as determined by the Committee.

        (e)   Termination of Award. A Phantom Stock Award shall terminate if the Participant does not remain continuously in the employ of the Company and its Affiliates or does not continue to perform services as a Consultant or a Director for the Company and its Affiliates at all times during the applicable vesting period, except as may be otherwise determined by the Committee.

        (f)    Phantom Stock Award Agreements. At the time any Award is made under this Paragraph X, the Company and the Participant shall enter into a Phantom Stock Award Agreement setting forth each of the matters contemplated hereby and such additional matters as the Committee may determine to be appropriate. The terms and provisions of the respective Phantom Stock Award Agreements need not be identical.

XI.    RECAPITALIZATION OR REORGANIZATION

        (a)   No Effect on Right or Power. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board or the shareholders of the Company to make or authorize any adjustment, recapitalization, reorganization, or other change in the Company's or any Affiliate's capital structure or its business, any merger or consolidation of the Company or any Affiliate, any issue of debt or equity securities ahead of or affecting Common Stock or the rights thereof, the dissolution or liquidation of the Company or any Affiliate, any sale, lease, exchange, or other disposition of all or any part of its assets or business, or any other corporate act or proceeding.

        (b)   Subdivision or Consolidation of Shares; Stock Dividends. The shares with respect to which Awards may be granted are shares of Common Stock as presently constituted, but if, and whenever, prior to the expiration of an Award theretofore granted, the Company shall effect a subdivision or consolidation of shares of Common Stock or the payment of a stock dividend on Common Stock without receipt of consideration by the Company, the number of shares of Common Stock with respect to which such Award may thereafter be exercised or satisfied, as applicable (i) in the event of an increase in the number of outstanding shares, shall be proportionately increased, and the purchase price per share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares, shall be proportionately reduced, and the purchase price per share shall be proportionately increased. Any fractional share resulting from such adjustment shall be rounded up to the next whole share.

        (c)   Recapitalizations and Corporate Changes. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "recapitalization"), the number and class of shares of Common Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the Participant would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the Participant had been the holder of record of the number of shares of Common Stock then covered by such Award. If (i) the Company shall not be the surviving entity in any merger or consolidation (or survives only as a subsidiary of an entity), (ii) the Company sells, leases, or exchanges or agrees to sell, lease, or exchange all or substantially all of its assets to any other person or entity, (iii) the Company is to be dissolved and liquidated, (iv) any person or entity, including a "group" as contemplated by section 13(d)(3) of the Exchange Act, acquires or gains ownership or control (including, without limitation, power to vote) of more than 40% of the outstanding shares of the Company's voting stock (based upon voting power), or (v) as a result of or in connection with a contested election of Directors, the persons who were Directors of the Company before such election shall cease to constitute a majority of the Board (each such event is referred to herein as a "Corporate Change"), no later than (x) 10 days after the approval by the shareholders of the Company of such merger, consolidation, reorganization, sale, lease, or exchange of assets or dissolution or such election of Directors or (y) 30 days after a Corporate Change of the type described in clause (iv), the Committee, acting in its sole discretion without the consent or approval of any Participant, shall effect one or more of the following alternatives in an equitable and appropriate manner to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, which alternatives may vary among individual Participants and which may vary among Options or Stock Appreciation Rights held by any individual Participant: (1) accelerate the time at which Options or Stock Appreciation Rights then outstanding may be exercised so that such Awards may be exercised in full for a limited period of time on or before a specified date (before or after such Corporate Change) fixed by the Committee, after which specified date all such unexercised Awards and all rights of Participants thereunder shall terminate, (2) require the mandatory surrender to the Company by all or selected Participants of some or all of the outstanding Options or Stock Appreciation Rights held by such Participants (irrespective of whether such Awards are then exercisable under the provisions of the Plan) as of a date, before or after such Corporate Change, specified by the Committee, in which event the Committee shall thereupon cancel such Awards and the Company shall pay (or cause to be paid) to each Participant an amount of cash per share equal to the excess, if any, of the amount calculated in Subparagraph (d) below (the "Change of Control Value") of the shares subject to such Awards over the exercise price(s) under such Awards for such shares, or (3) make such adjustments to Options or Stock Appreciation Rights then outstanding as the Committee deems appropriate to reflect such Corporate Change and to prevent the dilution or enlargement of rights (provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to such Awards then outstanding), including, without limitation, adjusting such an Award to provide that the number and class of shares of Common Stock covered by such Award shall be adjusted so that such Award shall thereafter cover securities of the surviving or acquiring corporation or other property (including, without limitation, cash) as determined by the Committee in its sole discretion.

        (d)   Change of Control Value. For the purposes of clause (2) in Subparagraph (c) above, the "Change of Control Value" shall equal the amount determined in clause (i), (ii) or (iii), whichever is applicable, as follows: (i) the per share price offered to shareholders of the Company in any such merger, consolidation, sale of assets or dissolution transaction, (ii) the price per share offered to shareholders of the Company in any tender offer or exchange offer whereby a Corporate Change takes place, or (iii) if such Corporate Change occurs other than pursuant to a tender or exchange offer, the fair market value per share of the shares into which such Options or Stock Appreciation Rights being surrendered are exercisable, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to shareholders of the Company in any transaction described in this Subparagraph (d) or Subparagraph (c) above consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash.

        (e)   Other Changes in the Common Stock. In the event of changes in the outstanding Common Stock by reason of recapitalizations, reorganizations, mergers, consolidations, combinations, split-ups, split-offs, spin-offs, exchanges, or other relevant changes in capitalization or distributions (other than ordinary dividends) to the holders of Common Stock occurring after the date of the grant of any Award and not otherwise provided for by this Paragraph XI, such Award and any agreement evidencing such Award shall be subject to adjustment by the Committee at its sole discretion as to the number and price of shares of Common Stock or other consideration subject to such Award so as to prevent the dilution or enlargement of rights. In the event of any such change in the outstanding Common Stock or distribution to the holders of Common Stock, or upon the occurrence of any other event described in this Paragraph XI, the aggregate maximum number of shares available under the Plan, the aggregate maximum number of shares that may be issued under the Plan through Incentive Stock Options, and the maximum number of shares that may be subject to Awards granted to any one individual shall be appropriately adjusted to the extent, if any, determined by the Committee, whose determination shall be conclusive.

        (f)    Shareholder Action. Any adjustment provided for in the above Subparagraphs shall be subject to any required shareholder action.

        (g)   No Adjustments unless Otherwise Provided. Except as hereinbefore expressly provided, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Common Stock subject to Awards theretofore granted or the purchase price per share, if applicable.

XII.    AMENDMENT AND TERMINATION OF THE PLAN

        The Board in its discretion may terminate the Plan at any time with respect to any shares of Common Stock for which Awards have not theretofore been granted. The Board shall have the right to alter or amend the Plan or any part thereof from time to time; provided that no change in the Plan may be made that would impair the rights of a Participant with respect to an Award theretofore granted without the consent of the Participant, and provided, further, that the Board may not, without approval of the shareholders of the Company, (a) amend the Plan to increase the maximum aggregate number of shares that may be issued under the Plan, increase the maximum number of shares that may be issued under the Plan through Incentive Stock Options, or change the class of individuals eligible to receive Awards under the Plan, or (b) amend or delete the final sentence of Paragraph VII(d).

XIII.    MISCELLANEOUS

        (a)   No Right To An Award. Except as provided in Paragraph VIII(b), neither the adoption of the Plan nor any action of the Board or of the Committee shall be deemed to give any individual any right to be granted an Option, a right to a Restricted Stock Award, a right to a Performance Award, a right to a Phantom Stock Award, or any other rights hereunder except as may be evidenced by an Award agreement duly executed on behalf of the Company, and then only to the extent and on the terms and conditions expressly set forth therein. The Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of funds or assets to assure the performance of its obligations under any Award.

        (b)   No Employment/Membership Rights Conferred. Nothing contained in the Plan shall (i) confer upon any employee or Consultant any right with respect to continuation of employment or of a consulting or advisory relationship with the Company or any Affiliate or (ii) interfere in any way with the right of the Company or any Affiliate to terminate his or her employment or consulting or advisory relationship at any time. Nothing contained in the Plan shall confer upon any Director any right with respect to continuation of membership on the Board.

        (c)   Other Laws; Withholding. The Company shall not be obligated to issue any Common Stock pursuant to any Award granted under the Plan at any time when the shares covered by such Award have not been registered under the Securities Act of 1933, as amended, and such other state and federal laws, rules, and regulations as the Company or the Committee deems applicable and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules, and regulations available for the issuance and sale of such shares. No fractional shares of Common Stock shall be delivered, nor shall any cash in lieu of fractional shares be paid. The Company shall have the right to deduct in connection with all Awards any taxes required by law to be withheld and to require any payments required to enable it to satisfy its withholding obligations.

        (d)   No Restriction on Corporate Action. Nothing contained in the Plan shall be construed to prevent the Company or any Affiliate from taking any action which is deemed by the Company or such Affiliate to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No Participant, beneficiary or other person shall have any claim against the Company or any Affiliate as a result of any such action.

        (e)   Restrictions on Transfer. An Award (other than an Incentive Stock Option, which shall be subject to the transfer restrictions set forth in Paragraph VII(c)) shall not be transferable otherwise than (i) by will or the laws of descent and distribution, (ii) pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder, or (iii) with the consent of the Committee.

        (f)    Governing Law. The Plan shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflicts of law principles thereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

        Sections 721 through 725 of the Business Corporation Law of the State of New York (the "BCL"), in which Forest is incorporated, permit New York corporations, acting through their boards of directors, to extend broad protection to their directors, officers and other employees by way of indemnity and advancement of expenses. These sections (1) provide that the statutory indemnification provisions of the BCL are not exclusive, provided that no indemnification may be made to or on behalf of any director or officer if a judgment or other final adjudication adverse to the director or officer establishes that his acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he personally gained in fact a financial profit or other advantage to which he was not entitled, (2) establish procedures for indemnification and advancement of expenses that may be contained in the certificate of incorporation or bylaws, or, when authorized by either of the foregoing, set forth in a resolution of the shareholders or directors or an agreement providing for indemnification and advancement of expenses, (3) apply a single standard for statutory indemnification for third-party and derivative suits by providing that indemnification is available if the director or officer acted, in good faith, for a purpose which he reasonably believed to be in the best interests of the corporation, and, in criminal actions, had no reasonable cause to believe that his conduct was unlawful, (4) eliminate the requirement for mandatory statutory indemnification that the indemnified party be "wholly" successful, and (5) provide for the advancement of litigation expenses upon a receipt of an undertaking to repay such advance if the director or officer is ultimately determined not to be entitled to indemnification. Section 726 of the BCL permits the purchase of insurance to indemnify a corporation or its officers and directors to the extent permitted. Essentially, the amended BCL allows corporations to provide for indemnification of directors, officers and employees except in those cases where a judgment or other final adjudication adverse to the indemnified party establishes that the acts were committed in bad faith or were the result of active and deliberate dishonesty or that the indemnified party personally gained a financial profit or other advantage to which he was not legally entitled.

        Article IX of the Bylaws of Forest contains very broad indemnification provisions which permit the Company to avail itself of the amended BCL to extend broad protection to its directors, officers and employees by way of indemnity and advancement of expenses. It sets out the standard under which Forest will indemnify directors and officers, provides for reimbursement in such instances, for the advancement or reimbursement for expenses reasonably incurred in defending an action, and for the extension of indemnity to persons other than directors and officers. It also establishes the manner of handling indemnification when a lawsuit is settled. It is not intended that this Bylaw is an exclusive method of indemnification.

Item 21. Exhibits

2.1	Agreement and Plan of Merger, dated as of January 7, 2007, by and among the Registrant, Forest Oil Corporation, MJCO Corporation and The Houston Exploration Company (included as Annex A to the joint proxy statement/prospectus in Part I of this Registration Statement).
4.1
Indenture dated as of June 21, 2001 between Forest Oil Corporation and State Street Bank and Trust Company, incorporated herein by reference to Exhibit 4.2 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515).

4.2
Indenture dated December 7, 2001 between Forest Oil Corporation and State Street Bank and Trust Company, incorporated herein by reference to Exhibit 4.5 to Forest Oil Corporation's Registration Statement on Form S-4 dated February 6, 2002 (File No. 333-82254).
4.3
Indenture dated as of April 25, 2002 between Forest Oil Corporation and State Street Bank and Trust Company, incorporated herein by reference to Exhibit 4.6 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220).
4.4
Registration Rights Agreement dated as of May 19, 1995 between Forest Oil Corporation and The Anschutz Corporation incorporated by reference to Exhibit 4.21 to Form 10-K for Forest Oil Corporation for the year ended December 31, 1995 (File No. 001-13515).
4.5
Registration Rights Agreement, dated as of July 10, 2000, by and between Forest Oil Corporation and the other signatories thereto, incorporated herein by reference to Exhibit 4.15 to Forest Oil Corporation Registration Statement on Form S-4, dated November 6, 2000 (File No. 333-49376).
4.6
First Amended and Restated Rights Agreement, dated as of October 17, 2003, between Forest Oil Corporation and Mellon Investor Services LLC, incorporated herein by reference to Exhibit 4.1 to Forest Oil's Current Report on Form 8-K, dated October 17, 2003 (File No. 001-13515).
4.7
Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000, incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515).
4.8
U.S. Credit Agreement—Amended and Restated Credit Agreement dated as of September 28, 2004, among Forest Oil Corporation, each of the lenders that is party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, BNP Paribas and Harris Nesbitt Financing, Inc., as Co-U.S. Documentation Agents, and JPMorgan Chase Bank, as Global Administrative Agent, incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2004 (File No. 001-13515).
4.9
Canadian Credit Agreement—Amended and Restated Credit Agreement dated as of September 28, 2004, among Forest Oil Corporation, each of the lenders that is party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, BNP Paribas and Harris Nesbitt Financing, Inc., as Co-U.S. Documentation Agents, and JPMorgan Chase Bank, as Global Administrative Agent, incorporated herein by reference to Exhibit 10.2 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2004 (File No. 001-13515).
4.10
First Amendment to U.S. Amended and Restated Credit Agreement, dated effective as of October 19, 2005, among Forest Oil Corporation, each of the lenders that is a party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, BNP Paribas and Harris Nesbitt Financing, Inc., as Co-U.S. Documentation Agents, Bank of Montreal and The Toronto-Dominion Bank, as Co-Canadian Documentation Agents, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent and JPMorgan Chase Bank, N.A., as Global Administrative Agent, incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2005 (File No. 001-13515).

4.11
Second Amendment to the Amended and Restated Combined Credit Agreements, dated effectives of December 21, 2005, among Forest Oil Corporation, Canadian Forest Oil, each of the lenders that is party thereto, Bank of America, N.A. and Citibank, N.A., as Co-Global Syndication Agents, BNP Paribas and Harris Nesbitt Financing, Inc., as Co-U.S. Documentation Agents, and Bank of Montreal and The Toronto-Dominion Bank, as Co-Canadian Documentation Agents, JPMorgan Chase Bank, N.A., Toronto Branch, as Canadian Administrative Agent and JPMorgan Chase Bank, N.A., as Global Administrative Agent, incorporated herein by reference to Exhibit 4.11 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2005 (File No. 001-13515).
4.12
Indenture, dated as of June 10, 2003, between The Houston Exploration Company and the Bank of New York, as Trustee, with respect to the 7% Senior Subordinated Notes due 2013, incorporated herein by reference to Exhibit 4.2 to The Houston Exploration Company Registration Statement on Form S-4 (File No. 333-106836).
5.1*	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities.
8.1*	Tax Opinion of Vinson & Elkins L.L.P.
8.2*	Tax Opinion of Akin Gump Strauss Hauer & Feld LLP.
9.1
Voting Agreement dated January 7, 2007, by and among Forest Oil Corporation, MJCO Corporation, and JANA Master Fund, Ltd. incorporated by reference to Exhibit 2.2 to Forest Oil Corporation's Current Report on Form 8-K, dated January 7, 2007 (File No. 001-13515).
23.1	Consent of KPMG LLP, Denver, Colorado.
23.2	Consent of Deloitte & Touche LLP, Houston, Texas.
23.3*	Consent of Vinson & Elkins L.L.P. (included in opinion filed as Exhibit 5.1).
23.4*	Consent of Vinson & Elkins L.L.P. (included in opinion filed as Exhibit 8.1).
23.5*	Consent of Akin Gump Strauss Hauer & Feld LLP (included in opinion filed as Exhibit 8.2).
23.6	Consent of DeGoyler and MacNaughton.
23.7	Consent of Ryder Scott Company.
23.8	Consent of Netherland, Sewell & Associates, Inc.
24.1	Powers of Attorney (included on signature page).
99.1*	Form of Proxy for Holders of Forest Oil Common Stock.
99.2*	Form of Proxy for Holders of Houston Exploration Common Stock.
99.3*	Form of Election Form.
99.4*	Form of Notice of Guaranteed Delivery.
99.5	Consent of Credit Suisse Securities (USA) LLC.
99.6	Consent of Lehman Brothers Inc.

*
To be filed by amendment.

Item 22. Undertakings

        The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or

Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

        The Registrant undertakes that every prospectus (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on the 8th day of February, 2007.

FOREST OIL CORPORATION
By:	/s/ H. CRAIG CLARK Name: H. Craig Clark Title: President and Chief Executive Officer

        KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints H. Craig Clark, David H. Keyte and Cyrus D. Marter IV and each of them, any of whom may act without joinder of the other, his or her lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents, and each of them, or the substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ H. CRAIG CLARK H. Craig Clark	President and Chief Executive Officer and Director (Principal Executive Officer)	February 8, 2007
/s/ DAVID H. KEYTE David H. Keyte	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 8, 2007
/s/ VICTOR A. WIND Victor A. Wind	Corporate Controller (Principal Accounting Officer)	February 8, 2007
/s/ WILLIAM L. BRITTON William L. Britton	Director	February 8, 2007

/s/ LOREN K. CARROLL Loren K. Carroll	Director	February 8, 2007
/s/ CORTLANDT S. DIETLER Cortlandt S. Dietler	Director	February 8, 2007
/s/ DOD A. FRASER Dod A. Fraser	Director	February 8, 2007
/s/ FORREST E. HOGLUND Forrest E. Hoglund	Director	February 8, 2007
/s/ JAMES H. LEE James H. Lee	Director	February 8, 2007
/s/ JAMES D. LIGHTNER James D. Lightner	Director	February 8, 2007
/s/ PATRICK R. MCDONALD Patrick R. McDonald	Director	February 8, 2007